02048878

ORIGINAL

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.2 TO THE REGISTRANT'S FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Citizens South Banking Corporation
(Exact Name of Registrant as Specified in Charter)

0001051871
(Registrant's CIK Number)

Exhibit 99.2 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-91498
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document (If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gastonia, State of North Carolina, on July 15, 2002.

CITIZENS SOUTH BANKING CORPORATION

By: ______________________
Kim S. Price
President and Chief Executive Officer

F:\clients\1096\2nd Step\FormSE.wpd

CONVERSION APPRAISAL REPORT

CITIZENS SOUTH BANKING CORPORATION

PROPOSED HOLDING COMPANY FOR
CITIZENS SOUTH BANK
Gastonia, North Carolina

Dated As Of:
June 14, 2002

Prepared By:

RP Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP FINANCIAL, LC.
Financial Services Industry Consultants

June 14, 2002

Board of Directors
Citizens South Holdings, MHC
Citizens South Banking Corporation
Citizens South Bank
245 West Main Avenue
Gastonia, North Carolina 28053

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock to be issued by Citizens South Banking Corporation, Gastonia, North Carolina ("CSBC" or the "Holding Company") in connection with the mutual-to-stock conversion of Citizens South Holdings, M.H.C. (the "MHC"). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 58.4 percent of the common stock of CSBC (the "MHC Shares"), the mid-tier holding company for Citizens South Bank, Gastonia, North Carolina ("Citizens South" or the "Bank"). The remaining 41.6 percent of CSBC's common stock is owned by public stockholders. CSBC owns 100 percent of the outstanding common stock of Citizens South. It is our understanding that CSBC will offer its stock in a Subscription offering to the Bank's Eligible Account Holders, the ESOP, Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the Subscription offering, the shares may be offered for sale in a Direct Community offering.

This Appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable interpretations thereof.

Plan of Conversion

On May 23, 2002, the respective Boards of Directors of the MHC, the Holding Company and the Bank adopted the plan of conversion pursuant to which the MHC will be merged into the Bank and the MHC will no longer exist. Pursuant to the plan of conversion, CSBC, which owns 100 percent of the Bank, will be succeeded by a new corporation with the same name. As part of the conversion, the Holding Company will sell shares of common stock in an offering that will represent the ownership interest in CSBC currently owned by the MHC. As of March 31, 2002, the MHC's ownership interest in CSBC approximated 58.4 percent. The Holding Company will

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also issue shares of its common stock to the public stockholders of CSBC pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued CSBC common stock as owned immediately prior to the conversion. As of March 31, 2002, the public stockholders' ownership interest in CSBC approximated 41.6 percent.

RP Financial, LC.

RP Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal and assisting Citizens South and CSBC in the preparation of the post-conversion business plan, we are independent of the Holding Company, the Bank, the MHC and the other parties engaged by Citizens South or CSBC to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of CSBC, Citizens South and the MHC, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of CSBC, Citizens South and the MHC that has included a review of audited financial information for the past five fiscal years through 2001 and interim financial results through March 31, 2002, a review of various unaudited information and internal financial reports through March 31, 2002, and due diligence related discussions with CSBC's management; Cherry, Bekaert & Holland, L.L.P., CSBC's independent auditor; Luse Gorman Pomerenk & Schick, P.C., CSBC's conversion counsel; and Keefe, Bruyette & Woods Inc., CSBC's marketing advisor in connection with the stock offering. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which CSBC operates and have assessed CSBC's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on CSBC and the industry as a whole. We have analyzed the potential effects of the stock conversion on CSBC's operating characteristics and financial performance as they relate to the pro forma market value of CSBC. We have analyzed the assets held by the MHC, which will be consolidated with the Bank's assets and equity pursuant to the completion of conversion. We have reviewed the overall conditions in CSBC's primary market area as set forth in demographic, economic and competitive information prepared by CACI, SNL Financial and other third party private and governmental sources. We have compared CSBC's financial performance and condition with selected publicly-traded thrifts in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed the current conditions in the securities markets in general and in the market for thrift stocks in particular, including the market for existing thrift issues, initial public offerings by thrifts and thrift holding companies, and second step conversion offerings. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

The Appraisal is based on CSBC's representation that the information contained in the regulatory applications and additional information furnished to us by CSBC and their respective independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by CSBC, or their respective independent auditors, legal counsel and other authorized agents nor did we independently value the assets or liabilities of CSBC. The valuation considers CSBC only as a going concern and should not be considered as an indication of CSBC's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for CSBC and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the value of CSBC's stock alone. It is our understanding that there are no current plans for selling control of CSBC following completion of the second step stock offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which CSBC's common stock, immediately upon completion of the second step stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

<u>Valuation Conclusion</u>

It is our opinion that, as of June 14, 2002, the estimated aggregate pro forma valuation of the shares to be issued in the conversion of the MHC, including: (1) newly-issued shares representing the MHC's ownership interest in CSBC and (2) exchange shares issued to existing public shareholders of CSBC was $68,529,460 at the midpoint, equal to 6,852,946 shares at a per share value of $10.00. Based on this valuation and taking into account the ownership interest represented by the shares owned by the MHC, the midpoint of the offering range was $40,000,000, equal to 4,000,000 shares at $10.00 per share. The offering range includes a minimum value of $34,000,000, equal to 3,400,000 shares at $10.00 per share (85.0 percent of the midpoint) and a maximum value of $46,000,000, equal to 4,600,000 shares at $10.00 per share (115.0 percent of the midpoint). In the event the appraised value is subject to an increase, the offering range may be increased up to a supermaximum value of $52,900,000, equal to 5,290,000 shares at $10.00 per share, without requiring a resolicitation.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of CSBC stock as a fully converted company. The Board of Directors of the MHC has independently established a formula to determine the exchange ratio. The formula has been designed to preserve the current aggregate percentage ownership in CSBC equal to 41.63 percent as of March 31, 2002. Pursuant to this formula, the exchange ratio to be received by the existing minority shareholders of CSBC will be determined at the end of the offering, based on the total number of shares sold in the Subscription and Direct Community offerings. Based upon this formula, and the valuation conclusion and offering range concluded above, the exchange ratio would be 1.3838 shares, 1.6280 shares, 1.8722 shares and 2.1530 shares of newly issued shares of CSBC stock for each share of stock held by the public shareholders at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Holding Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market, and reflects only a valuation range as of this date for the pro forma market value of CSBC immediately upon issuance of the stock.

RP Financial's valuation was determined based on the financial condition, operations and shares outstanding of CSBC as of March 31, 2002, the date of the financial data included in the prospectus. The proposed exchange ratio to be received by the current public stockholders of CSBC and the exchange of the public shares for newly issued shares of CSBC common stock as a full public company was determined independently by the Boards of Directors of the MHC. RP Financial expresses no opinion on the proposed exchange ratio to public stockholders or the exchange of public shares for newly issued shares.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of CSBC, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of CSBC's stock offering.

Respectfully submitted,

RP FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer

Gregory E. Dunn
Senior Vice President

TABLE OF CONTENTS
CITIZENS SOUTH BANKING CORPORATION
Gastonia, North Carolina

TABLE OF CONTENTS
CITIZENS SOUTH BANKING CORPORATION
Gastonia, North Carolina
(continued)

LIST OF TABLES
CITIZENS SOUTH BANKING CORPORATION
Gastonia, North Carolina

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Citizens South Bank ("Citizens South" or the "Bank"), chartered in 1904, is a federally-chartered stock savings bank headquartered in Gastonia, North Carolina. The Bank changed its name from Gaston Federal Bank to its current name in March 2002, following the acquisition of Innes Street Financial Corporation ("Innes Street") and its wholly-owned subsidiary, Citizens Bank, Inc. The acquisition of Innes Street became effective on December 31, 2001. The Bank maintains its main office and five branch offices in Gaston County, North Carolina, which is located in the I-85 corridor, approximately twenty miles west of the regional banking center of Charlotte, North Carolina. The Bank also operates two branch offices in Rowan County, North Carolina, and one branch office in Iredell County, North Carolina. These offices are located approximately 60 miles northeast of the main office. A map of the Bank's office locations is included as Exhibit I-1. Citizens South is a member of the Federal Home Loan Bank ("FHLB") system and its deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation ("FDIC").

Citizens South Banking Corporation ("CSBC" or the "Holding Company") is a federally-chartered stock holding company that was organized in March 1998 as Gaston Federal Bancorp, Inc. for the purpose of acquiring all of the capital of the Bank upon completion of the Bank's reorganization from a mutual savings bank into a mutual holding company structure. In May 2002, the shareholders of the Holding Company approved an amendment to change the name to Citizens South Banking Corporation and the parent mutual holding company, which was originally organized as Gaston Federal Holdings, MHC, is now Citizens South Holdings, MHC (the "MHC"). As part of the reorganization, the Holding Company offered for sale 47.0 percent of the shares of its common stock in a public offering. The remaining 53.0 percent of the Holding Company's shares of common stock were issued to the MHC. The reorganization and public stock offering were completed on April 9, 1998. Net proceeds from the public stock offering amounted to $18.5 million. As of March 31, 2002, the MHC owned 2,457,007 shares or 58.4 percent of the Holding Company's shares of common stock outstanding and the public owned the remaining 1,752,427 shares or 41.6 percent of the Holding Company's shares of common stock outstanding. As of March 31, 2002, CSBC had $443.3 million in assets, $352.1 million in deposits and total equity of $42.2 million or 9.5 percent of total assets. CSBC's audited financial statements are included by reference as Exhibit I-2.

Plan of Conversion

On May 23, 2002, the respective Boards of Directors of the MHC, the Holding Company and the Bank adopted the plan of conversion pursuant to which the MHC will be merged into the Bank and the MHC will no longer exist. Pursuant to the plan of conversion, CSBC, which owns 100 percent of the Bank, will be succeeded by a new corporation with the same name. As part of the conversion, the Holding Company will sell shares of common stock in an offering that will represent the ownership interest in CSBC currently owned by the MHC. As of March 31, 2002, the MHC's ownership interest in CSBC approximated 58.4 percent. The Holding Company will also issue shares of its common stock to the public stockholders of CSBC pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued CSBC common stock as owned immediately prior to the conversion. As of March 31, 2002, the public stockholders' ownership interest in CSBC approximated 41.6 percent.

Strategic Overview

CSBC maintains a local community banking emphasis, with a primary strategic objective of meeting the borrowing and savings needs of its local customer base. On December 31, 2001, the Holding Company completed the cash acquisition of Innes Street and its wholly-owned subsidiary, Citizens Bank. The $37.9 million cash acquisition of Innes Street significantly increased the Holding Company's asset size, leveraged capital and tangible capital, and expanded the branch network outside of Gaston County. Citizens Bank operated a main office and one branch office in Rowan County and one branch office in Iredell County. At the time of the acquisition, Innes Street had total assets of $221.8 million, net loans of $170.5 million, total deposits of $175.4 million and total liabilities of $183.8 million. The acquisition was accounted for using the purchase method of accounting, creating $9.5 million of intangible assets.

Historically, CSBC's operating strategy has been fairly reflective of a traditional thrift operating strategy in which 1-4 family residential mortgage loans and retail deposits have constituted the principal components of the Holding Company's assets and liabilities, respectively. Innes Street's operating strategy also emphasized 1-4 family lending funded by retail deposits. In recent years, the Holding Company has pursued a more diversified lending strategy, emphasizing growth of commercial business and consumer loans. On a more limited basis, the Holding Company's lending activities include diversification into construction, land, commercial real estate and multi-family loans. In 2001, the Holding Company utilized the lower interest rate environment as an opportunity to accelerate diversification of the loan portfolio, through reinvesting increased prepayments of residential mortgages caused by the high demand for the refinancing of such loans into commercial business and home equity loans.

CSBC's implementation of a more diversified lending strategy is expected to enhance the yield and interest rate sensitivity of the loan portfolio, while also increasing the credit risk associated with the loan portfolio. The Holding Company has sought to limit the credit risk exposure associated with higher risk types of loans, through emphasizing origination of such loans in local markets and to established lending relationships with favorable credit histories. To date, the Holding Company's more diversified lending strategy has not led to a deterioration in credit quality, although non-performing assets increased as the result of acquisition of Innes Street. Most notably, the Holding Company acquired an office building property that is currently held as real estate owned with a carrying value of $1.3 million. The office building is located in Greenville, South Carolina, and is listed for sale with an independent real estate sales agent. Notwithstanding the increase in problem assets that resulted from the acquisition of Innes Street, the Holding Company's ratio of non-performing assets to total assets remains favorably low.

Investments serve as a supplement to the Holding Company's lending activities. The Holding Company's investment strategy emphasizes low risk types of investments, with the intent of providing and maintaining liquidity and to generate a favorable return within the context of supporting interest rate and credit risk objectives. Investments currently held by the Holding Company consist primarily of mortgage-backed securities and U.S. Government and agency securities. To manage the interest rate risk associated with the investment portfolio, the

Holding Company has emphasized investing in securities that mature or reprice in five years or less and all investment securities are maintained as available for sale.

Retail deposits have consistently served as the primary interest-bearing funding source for the Holding Company and the Holding Company has sustained positive deposit growth over the past three and one-half years, with the most significant growth provided by the acquisition of Innes Street's deposits in 2001. CSBC experienced a slight decline in deposits in the first quarter of 2002, reflecting some minor deposit run-off in the branches that were acquired. The Holding Company's deposit composition was not significantly altered by the deposits acquired from Innes Street, with CDs continuing to comprise approximately two-thirds of total deposits.

Borrowings serve as an alternative funding source for the Holding Company to support management of funding costs and to manage interest rate risk. The Holding Company's use of borrowings has emphasized FHLB advances with fixed rate terms of less than ten years, some of which have a one-time call provision. The Holding Company also holds a modest balance of other short-term borrowings.

CSBC's earnings base is largely dependent upon net interest income and operating expense levels, although sources of non-interest operating have become a more significant earnings contributor in recent years. The Holding Company has experienced a downward trend in the net interest margin during recent years, reflecting interest rate spread compression attributable to the decline in yield earned on interest-earning assets. The Holding Company's interest rate spread increased significantly in the first quarter of 2002, which was realized through a steeper decline in funding costs relative to the decline in yield earned on interest-earning assets. However, the improvement in net interest income was less significant, as the acquisition of Innes Street resulted in increases in the Holding Company's level of non-interest earning assets-to-assets and level of interest-bearing liabilities-to-assets. Accordingly, the increase in net interest income provided by the widening yield-cost spread was somewhat offset by a sharp decline in the Holding Company's interest-earning assets-to-interest-bearing liabilities ("IEA/IBL") ratio. Growth of non-interest operating income has been primarily realized through increased fee income on deposit accounts, which has been supported by implementation of an aggressive marketing program to increase fee generating deposit accounts. The opening of new branch offices in 2000 and 2001, as well as implementation of a competitive fee structure on deposit products has also contributed to the increase in fee income earned on deposit accounts.

Operating expenses represent the other major component of the Holding Company's earnings and have exhibited a notable increase in recent years. Higher operating expenses have resulted from adding two new branches during the past two years, prior to taking into account the three branches added from the acquisition of Innes Street, and the additional expense associated with the servicing a larger number of transaction deposit accounts. Given that the two branch openings have been fairly recent, the costs of operating and maintaining the two branches have yet to be fully leveraged. The acquisition of Innes Street will further increase the Holding Company's operating expenses, but should support a decline in the operating expense ratio as a percent of average assets. The lower operating expense ratio will be supported by cost savings realized in the merger and Innes Street's lower cost of operations.

Over the past five and one-half years, CSBC's operating strategy has resulted in significant asset growth, leveraging of capital and gradual transformation of the balance sheet to a more "bank like" structure. A key component of the Holding Company's business plan is to complete a second step conversion offering. In particular, the additional equity capital raised in the conversion will provide a larger capital cushion for asset growth, including possible growth through other acquisitions of local thrifts, commercial banks or other financial service providers as opportunities arise. As a fully-converted institution, it is contemplated that the ability to offer Holding Company stock as consideration will facilitate increased opportunities to grow through acquisition.

The Holding Company anticipates that growth opportunities will also result from the expansion of market area provided by the acquisition of Innes Street, as well as further expanding the branch network through establishing additional branches that complement the existing branch network. Additionally, CSBC's higher capital position resulting from the infusion of conversion proceeds will also serve to reduce interest rate risk, through enhancing the Holding Company's IEA/IBL ratio. The additional funds realized from the stock offering will provide an alternative funding source to deposits and borrowings in meeting the Holding Company's future funding needs, which may facilitate a reduction in CSBC's funding costs.

- o <u>CSBC.</u> The Holding Company is expected to retain up to 50 percent of the net conversion proceeds. At present, funds at the Holding Company level, net of the loan to the ESOP, are expected to be initially invested primarily into short-term investment grade securities. Over time, the funds may be utilized for various corporate purposes, which may include acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.
- o <u>Citizens South.</u> Approximately 50 percent of the net conversion proceeds will be infused into the Bank. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank will initially become part of general funds, pending deployment into loans.

<u>Balance Sheet Trends</u>

Table 1.1 presents the Holding Company's balance sheet trends from September 30, 1997 through March 31, 2002. The Holding Company switched from a September 30 fiscal year to a calendar fiscal year in 2000. From September 30, 1997 through March 31, 2002, CSBC exhibited average annual asset growth of 23.2 percent, with the strongest growth occurring in 2001 as the result of the acquisition of Innes Street. Asset growth has been primarily realized through loan growth, while growth in investment securities and mortgage-backed securities have been more limited. Overall, total interest-earning assets comprising total assets has declined since September 30, 1997, primarily as the result of the goodwill and intangibles created by the acquisition of Innes Street. As of March 31, 2002, goodwill and intangibles equaled 2.0 percent of total assets. Asset growth has been funded by a combination of deposits, borrowings and capital, with trends in the Holding Company's funding composition showing an increase in the level of borrowings funding assets and declines in the level of deposits and capital funding assets. A summary of CSBC's key operating ratios for the past five fiscal years and the first quarter of fiscal 2002 is presented in Exhibit I-3.

Prior to the acquisition of Innes Street, growth of the loan portfolio was somewhat limited. Net loans receivable declined from 77.5 percent of assets at September 30, 1997 to 62.8 percent of assets at December 31, 2000. The acquisition of Innes Street supported an increase in the loans-to-assets ratio to 74.7 percent at year end 2001, with the ratio declining to 73.0 percent at the end of the first quarter of 2002 due to a decline in net loans receivable. The decline in loans receivable in the first quarter of 2002, as well as in 2000, was mostly attributable to a

Table 1.1
Citizens South Banking Corporation
Historical Balance Sheets
(Amount and Percent of Assets)(1)

	At Fiscal Year End September 30,						At Fiscal Year End December 31,				At March31,		Annual Growth Rate
	1997		1998		1999		2000		2001		2002		
	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Pct (%)
Total Amount of:													
Assets	$173,470	100.0%	$208,003	100.0%	$237,453	100.0%	$252,750	100.0%	$447,581	100.0%	$443,285	100.0%	23.2%
Cash and cash equivalents	4,626	2.7%	13,798	6.6%	12,583	5.3%	26,709	10.6%	20,939	4.7%	36,212	8.2%	58.0%
Investment securities	18,655	10.8%	36,507	17.6%	28,643	12.1%	32,822	13.0%	25,946	5.8%	22,859	5.2%	4.6%
Mortgage-backed securities	10,087	5.8%	14,707	7.1%	19,992	8.4%	22,955	9.1%	25,405	5.7%	23,007	5.2%	20.1%
Loans, net	134,491	77.5%	136,501	65.6%	168,044	70.8%	158,820	62.8%	334,321	74.7%	323,528	73.0%	21.5%
FHLB stock	1,276	0.7%	1,300	0.6%	1,775	0.7%	2,177	0.9%	3,893	0.9%	3,390	0.8%	24.3%
Core deposit intangible	...	0.0%	...	0.0%	...	0.0%	...	0.0%	2,447	0.5%	2,091	0.5%	N.M.
Goodwill	...	0.0%	...	0.0%	...	0.0%	...	0.0%	6,581	1.5%	6,624	1.5%	N.M.
Deposits	145,444	83.8%	143,901	69.2%	159,425	67.1%	167,931	66.4%	353,692	79.0%	352,082	79.4%	21.7%
Borrowings	3,500	2.0%	19,500	9.4%	35,500	15.0%	42,737	16.9%	42,057	9.4%	41,009	9.3%	72.8%
Total equity	20,868	12.0%	41,570	20.0%	39,709	16.7%	39,763	15.7%	41,630	9.3%	42,237	9.5%	17.0%
Tangible equity	20,868	12.0%	41,570	20.0%	39,709	16.7%	39,763	15.7%	32,602	7.3%	33,522	7.6%	11.1%
Branch Locations	4		4		4		5		9		9		

(1) Ratios are as a percent of ending assets.

Sources: CSBC's prospectus, audited financial statements and RP Financial calculations.

decline in the balance of 1-4 family permanent mortgage loans, reflecting the impact of accelerated repayments of 1-4 loans caused by borrowers refinancing into lower rate loans, the Holding Company's philosophy of closing originations of 1-4 family fixed rate loans in a third party name and the sale of fixed rate loans in 2000.

Trends in the Holding Company's loan portfolio composition highlight the current business plan of a pursuing a more diversified lending strategy, particularly emphasizing consumer and commercial business types of lending. Over the past five and one-half years, the concentration of 1-4 family permanent mortgage loans comprising total loans declined from 76.5 percent at September 30, 1997 to 56.3 percent at March 31, 2002. Comparatively, over the same time period, consumer loans increased from 5.3 percent to 19.7 percent of total loans and commercial business loans increased from 4.0 percent to 9.4 percent of total loans. Loan growth realized from the acquisition of Innes Street consisted mostly of 1-4 family permanent mortgage loans, consumer loans and commercial real estate/multi-family/land loans. As of March 31, 2002, commercial real estate/multi-family/land loans equaled 9.9 percent of total loans outstanding, with the balance of the portfolio consisting of construction loans (4.7 percent of total loans outstanding).

The intent of the Holding Company's investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting CSBC's overall credit and interest rate risk objectives. It is anticipated that proceeds retained at the holding company level will primarily be invested into investments with short-term maturities. Over the past five and one-half years, the Holding Company's level of cash and investment securities (inclusive of FHLB stock) ranged from a low of 11.4 percent of assets at year end 2001 to a high of 24.8 percent of assets at September 30, 1998. As of March 31, 2002, the Holding Company maintained total cash and investments of $62.5 million or 14.2 percent of assets, which mostly consisted of $36.2 million of cash and equivalents. Investments held by the Holding Company at March 31, 2002 consisted of U.S. Government and agency securities ($11.1 million), municipal bonds ($6.2 million), corporate bonds ($2.1 million), equity securities ($3.5 million) and FHLB stock $3.4 million. The investment portfolio is classified as available for sale and, as of March 31, 2002, the Holding Company maintained a net unrealized gain of $1.4 million on the investment portfolio. Exhibit I-4 provides detail of the Holding Company's investment portfolio.

Mortgage-backed securities comprise the balance of the Holding Company's interest-earning assets composition, serving as an investment alternative to deploy excess liquidity. The mortgage-backed securities portfolio consists of securities guaranteed or insured by a federal agency and includes a mixture of fixed rate and adjustable rate securities. The mortgage-backed securities portfolio ranged from a high of 9.1 percent of assets at year end 2000 to a low of 5.2 percent of assets at March 31, 2002. As of March 31, 2002, the mortgage-backed securities portfolio totaled $23.0 million and was classified as available for sale. A net unrealized loss of $52,000 was maintained on the mortgage-backed securities portfolio at March 31, 2002.

The Bank also maintains an investment in bank-owned life insurance ("BOLI") policies, which cover the lives of some of the Bank's executive officers and directors. Citizens South is the owner and beneficiary of the policies and the purpose of the investment is to provide funding for the Bank's employee benefit plans. The life insurance policies earn tax-exempt income through cash value accumulation and death proceeds. As of March 31, 2002, the cash surrender value of the BOLI equaled $6.6 million.

Over the past five and one-half years, CSBC's funding needs have been substantially met through retail deposits, internal cash flows, borrowings and retained earnings. From September 30, 1997 through March 31, 2002, deposits increased at an average annual rate of 21.7 percent. The substantial portion of the Holding Company's deposit growth was realized through the acquisition of Innes Street in 2001, which also supported an increase in the deposits-to-assets ratio from 66.4 percent at year end 2000 to 79.0 percent at year end 2001. In recent years, the Holding Company's deposit composition has exhibited a shift towards a slightly higher concentration of CDs, which was primarily attributable to the relatively high concentration of CDs that comprised Innes Street's deposit composition. As of March 31, 2002, CDs and transaction and savings accounts represented 68.0 percent and 32.0 percent of the Holding Company's total deposits, respectively, versus comparable ratios of 64.9 percent and 35.1 percent at September 30, 1999.

Borrowings serve as an alternative funding source for the Holding Company to support management of funding costs and interest rate risk. Utilization of borrowings consists primarily of FHLB advances, most of which were added following the minority stock offering in 1998 to facilitate leveraging of capital. Over the past five and one-half years, borrowings ranged from a low of 2.0 percent of assets at September 30, 1997 to a high of 16.9 percent of assets at year end 2000. As of March 31, 2002, borrowings totaled $41.0 million or 9.5 percent of assets, consisting of $39.0 million of FHLB advances and $2.0 million of other short-term borrowings. FHLB advances held by the Holding Company consist of fixed rate notes for terms of less than 10 years, some of which have a one-time call provision.

Since September 30 1997 through March 31, 2002, retained earnings and net proceeds realized from the minority stock offering translated into an average annual capital growth rate of 17.0 percent for the Holding Company. The most significant capital growth was recorded in 1998, as the result of the completion of the minority stock offering. Net proceeds from the minority stock offering amounted to $18.5 million, which supported an increase in the Holding Company's equity-to-assets ratio from 12.0 percent at September 30, 1997 to 20.0 percent at September 30, 1998. Since 1998, capital growth has been slowed by dividend payments and stock repurchases, which combined with asset growth, has served to leverage the Holding Company's equity-to-assets ratio down to 9.5 percent at March 31, 2002. The most significant asset growth and leveraging of capital was provided by the acquisition of Innes Street completed effective December 31, 2001. As the result of the goodwill and intangibles created by the acquisition, the decline in the Holding Company's tangible equity-to-assets ratio has been more significant. The Holding Company's tangible equity-to-assets ratio equaled 7.6 percent at March 31, 2002, versus a comparable ratio of 20.0 percent at September 30, 1998. The additional capital realized from the second step conversion offering will serve to strengthen the Holding Company's capital position and support the growth strategies contemplated in its business plan.

<u>Income and Expense Trends</u>

Table 1.2 shows the Holding Company's historical income statements from twelve months ended September 30, 1997 through the twelve months ended March 31, 2002. The Holding Company reported positive earnings over the past five fiscal years and for the most recent twelve month period, ranging from a low of 0.65 percent of average assets during the twelve months ended March 31, 2002 to a high of 0.98 percent of average assets during the twelve months ended September 30, 1998. The lower return on assets ratio indicated for the

Table 1.2
Citizens South Banking Corporation
Historical Income Statements
(Amount and Percent of Avg. Assets)(1)

	For the Twelve Months Ended September 30,						For the Twelve Months Ended December 31,				For the 12 Months Ended 3/31/02	
	1997		1998		1999		2000		2001			
	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)
Interest Income	$12,936	7.59%	$13,927	7.24%	$15,238	6.77%	$16,834	6.84%	$16,383	6.25%	$18,347	5.42%
Interest Expense	(6,952)	-4.08%	(7,126)	-3.70%	(7,888)	-3.50%	(9,685)	-3.93%	(9,771)	-3.73%	(9,777)	-2.89%
Net Interest Income	$5,984	3.51%	$6,801	3.53%	$7,350	3.27%	$7,149	2.90%	$6,612	2.52%	$8,570	2.53%
Provision for Loan Losses	(293)	-0.17%	(300)	-0.16%	(105)	-0.05%	(53)	-0.02%	(120)	-0.05%	(155)	-0.05%
Net Interest Income after Provisions	$5,691	3.34%	$6,501	3.38%	$7,245	3.22%	$7,096	2.88%	$6,492	2.48%	$8,415	2.49%
										0.00%		
Other operating income	$464	0.27%	$684	0.36%	$984	0.44%	$2,202	0.89%	$3,006	1.15%	$3,318	0.98%
Operating Expense	(3,956)	-2.32%	(4,567)	-2.37%	(6,259)	-2.78%	(6,102)	-2.48%	(7,082)	-2.70%	(8,614)	-2.55%
Net Operating Income	$2,199	1.29%	$2,618	1.36%	$1,970	0.88%	$3,196	1.30%	$2,416	0.92%	$3,119	0.92%
Non-Operating Income												
Net gain(loss) on sale of securities	$52	0.03%	$184	0.10%	$1,272	0.57%	$229	0.09%	$0	0.00%	$21	0.01%
Net gain(loss) on sale of other assets	0	0.00%	88	0.05%	117	0.05%	(831)	-0.34%	(10)	0.00%	66	0.02%
Other non-operating income(loss)	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Net Non-Operating Income	$52	0.03%	$272	0.14%	$1,389	0.62%	($602)	-0.24%	($10)	0.00%	$87	0.03%
Net Income Before Tax	$2,251	1.32%	$2,890	1.50%	$3,359	1.49%	$2,594	1.05%	$2,406	0.92%	$3,206	0.95%
Income Taxes	(819)	-0.48%	(1,004)	-0.52%	(1,198)	-0.53%	(846)	-0.34%	(702)	-0.27%	(1,022)	-0.30%
Net Income (Loss)	$1,432	0.84%	$1,886	0.98%	$2,161	0.96%	$1,748	0.71%	$1,704	0.65%	$2,184	0.65%
Adjusted Earnings												
Net Income Before Ext. Items	$1,432	0.84%	$1,886	0.98%	$2,161	0.96%	$1,748	0.71%	$1,704	0.65%	$2,184	0.65%
Addback: Non-Operating Losses	0	0.00%	0	0.00%	0	0.00%	831	0.34%	10	0.00%	0	0.00%
Deduct: Non-Operating Gains	(52)	-0.03%	(272)	-0.14%	(1,389)	-0.62%	(229)	-0.09%	0	0.00%	(87)	-0.03%
Tax Effect Non-Op. Items(2)	19	0.01%	98	0.05%	500	0.22%	(217)	-0.09%	(4)	0.00%	31	0.01%
Adjusted Net Income	$1,399	0.82%	$1,712	0.89%	$1,272	0.57%	$2,133	0.87%	$1,710	0.65%	$2,128	0.63%

(1) Ratios are as a percent of average assets.
(2) Assumes tax rate of 36.0 percent.

Sources: CSBC's prospectus, audited financial statements and RP Financial calculations.

most recent twelve month period is in part attributable to the impact on average assets and earnings resulting from the acquisition of Innes Street. The average assets balance for the twelve months ended March 31, 2002 was calculated based on the average of the quarter end balances for the past five quarters. Accordingly, since the acquisition of Innes Street was completed effective December 31, 2001, the average includes two quarters with the increase in assets realized from the acquisition of Innes Street. Comparatively, the earnings for the twelve months ended March 31, 2002 includes only one quarter of higher earnings that was provided by the acquisition of Innes Street. Net interest income and operating expenses represent the primary components of the Holding Company's earnings, while non-interest operating income has been a growing contributor to the Holding Company's earnings. The Holding Company's historically strong credit quality has generally served to limit the impact of loss provisions on earnings. Gains and losses realized from the sale of securities and other assets have had a varied impact on earnings over the past five and one-half years and are not considered to be part of the Holding Company's recurring or core earnings.

Over the past five and one-half years, the Holding Company's net interest income to average assets ratio has ranged from a low of 2.52 percent for the year ended December 31, 2001 to a high of 3.53 percent for the twelve months ended September 30, 1998. The general decline in the net interest income ratio since 1998 reflects the impact of interest rate spread compression, as CSBC experienced a more significant decline in the average yield earned on interest-earning assets compared to the average cost paid for interest-bearing liabilities. Accordingly, the Holding Company's interest rate spread declined from 3.16 percent during the twelve months ended September 30, 1998 to 2.05 percent for the year ended December 31, 2001. The decline in the net interest income ratio also reflects the impact of a declining IEA/IBL ratio, as the acquisition of Innes Street resulted in a reduction in the level of interest-earning assets comprising assets and an increase in the level of interest-bearing liabilities funding assets. Accordingly, while the Holding Company's interest rate spread increased to 3.50 percent in the first quarter of 2002, due to a shaper decline in funding costs compared to the decline in yield earned on interest-earning assets, the increase in net interest income to average assets ratio provided by the widening yield-cost spread was somewhat offset by the reduction experienced in the IEA/IBL ratio. The Holding Company's historical net interest rate spreads, yields and costs and IEA/IBL ratios are set forth in Exhibits I-3 and I-5.

Non-interest operating income has been a growing contributor to the Holding Company's earnings, increasing from 0.27 percent of average assets for the twelve months ended September 30, 1997 to a high of 1.15 percent of average assets for the year ended December 31, 2001. For the twelve months ended March 31, 2002, non-interest operating income equaled 0.98 percent of average assets. Growth of non-interest operating income has been primarily realized through increased fee income on deposit accounts, which has been supported by implementation of an aggressive marketing program to increase fee generating deposit accounts. The opening of new branch offices in 2000 and 2001, as well as implementation of a competitive fee structure on deposit products has also contributed to the increase in fee income earned on deposit accounts. To a lesser extent, growth in non-interest operating income has been supported by increased loan fee income realized from increased originations of 1-4 family fixed rate loans and an increase in income generated by additional purchases of BOLI.

Operating expenses represent the other major component of the Holding Company's earnings, ranging from a low of 2.32 percent of average assets for the twelve months ended September 30, 1997 to a high of 2.78 percent of average assets for the twelve months ended September 30, 1999. The Holding Company's operating expense to average assets ratio equaled 2.55 percent for the twelve months ended March 31, 2002. The upward trend in operating expenses reflects the impact of adding two new branches during the past two years, prior to taking into account the three branches added from the acquisition of Innes Street, and the additional expense associated with the servicing a larger number of transaction deposit accounts. Given that the two branch openings have been fairly recent, the costs of operating and maintaining the two branches have yet to be fully leveraged. The acquisition of Innes Street will further increase the Holding Company's operating expenses, but should support a decline in the operating expense ratio as a percent of average assets due to cost savings realized in the merger and Innes Street's lower cost of operations. At the same time upward pressure will be placed on the Holding Company's operating expense ratio following the stock offering, due to expenses associated with operating as a company that is 100 percent owned by public shareholders and expenses related to the implementation of the stock benefit plans. However, the increase in capital realized from the stock offering will also increase the Holding Company's capacity to leverage operating expenses through further growth of the balance sheet.

Overall, the general trends in the Holding Company's net interest margin and operating expense ratio since 1997 reflect a decline in the Holding Company's core earnings, as indicated by the expense coverage ratio (net interest income divided by operating expenses). CSBC's expense coverage ratio equaled 1.51 times for the twelve months ended September 30, 1997, versus a comparable ratio of 0.99 times during the twelve months ended March 31, 2002. The decline in the expense coverage resulted from a decline in the net interest income ratio and an increase in the operating expense ratio. Similarly, CSBC's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 69.5 percent for twelve months ended March 31, 2002 was less favorable than the 61.4 percent efficiency ratio maintained for the twelve months ended September 30, 1997. Reinvestment of the net conversion proceeds, as well as realizing the increase in core earnings provided by Innes Street acquisition for a full twelve month period should facilitate improvement in the Holding Company's expense coverage and efficiency ratios going forward.

Loan loss provisions have generally had a limited impact on the Holding Company's earnings over the past five and one-half years, which has been supported by the Holding Company's favorable credit quality. Loan loss provisions established by the Holding Company declined from a high of 0.17 percent of average assets for the twelve months ended September 30, 1997 to a low of 0.02 percent of average assets for the twelve months ended December 31, 2000. For the twelve months ended March 31, 2002, loss provisions established by CSBC equaled 0.05 percent of average assets. As of March 31, 2002, the Holding Company maintained allowance for loan losses of $3.0 million, equal to 95.9 percent of non-performing assets and 0.93 percent of net loans receivable. Exhibit I-6 sets forth the Holding Company's allowance for loan loss activity during the past five and one-half years.

Net gains and loss resulting from the sale of investment securities and other assets have generally been a limited factor in the Holding Company's earnings. For the twelve months ended March 31, 2002, net gains equaled 0.03 percent of average assets. The relatively high net gains recorded in 1999, equal to 0.62 percent of average assets, was primarily realized through a $1.3 million gain recorded on the sale of $6.4 million of investments, while the net loss recorded in 2000, equal to 0.24 percent of average assets, primarily resulted from the sale of $18.2 million of loans at a loss of $873,000. The loans were primarily long-term, fixed rate mortgages and were sold in order to reduce the Holding Company's exposure to rising interest rates. The proceeds from the loan sale were primarily used to fund the origination of shorter-term non-residential loans and adjustable rate home equity lines of credit. Overall, the gains and losses recorded by the Holding Company are not considered to be part of its recurring or core earnings.

Interest Rate Risk Management

The Holding Company pursues a number of strategies to manage interest rate risk, which have been fairly effective in limiting the repricing mismatch between interest rate sensitive assets and liabilities. Management of the Holding Company's interest rate risk is conducted on an ongoing basis and is reviewed formally by the Asset/Liability Committee ("ALCO") quarterly. The Holding utilizes reports prepared by Risk Analytics, an independent third party, and the OTS to monitor and analyze the effects that interest rate movements will have on the balance sheet and on net interest income. The Risk Analytics analysis, as of March 31, 2002, indicated a 200 basis point instantaneous and sustained rise in interest rates would result in an 18.8 percent decline in the Bank's Net Portfolio Value (see Exhibit I-7). This is within targeted limits as set forth by the Board.

The Holding Company manages interest rate risk from the asset side of the balance sheet, through such strategies as maintaining investments as available-for-sale, investing in securities with short-terms or floating rates, closing originations of 1-4 family fixed rate loans in a third party name and emphasizing the origination and retention of adjustable rate loans and short-term fixed rate loans. As of March 31, 2002, of the total loans due after December 31, 2002, ARM loans comprised 52.4 percent of those loans (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through utilizing fixed rate FHLB advances with terms of more than one year and emphasizing growth of less interest rate sensitive and lower cost core deposits in the form of savings and transaction accounts.

The infusion of stock proceeds will serve to further limit the Holding Company's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase to capital will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

CSBC's lending activities have traditionally emphasized 1-4 family permanent mortgage loans and 1-4 family permanent mortgage loans still comprise the largest concentration of the loan portfolio. The Holding Company's current lending activities have emphasized originating commercial business loans, consumer loans, home equity lines of credit, as well as 1-4 family permanent mortgage loans. To a lesser extent, lending diversification by the Holding Company includes construction, commercial real estate and multi-family loans. Exhibit I-9 provides historical detail of CSBC's loan portfolio composition over the past five and one-half years and Exhibit I-10 provides the contractual maturity of the Holding Company's loan portfolio by loan type as of December 31, 2001.

CSBC originates both fixed rate and adjustable rate 1-4 family permanent mortgage loans, generally retaining ARM loan originations for investment. Fixed rate loan originations are generally closed in a third party name and are not retained in the Holding Company's loan portfolio. Fixed rate loans offered by the Holding Company have terms ranging from 10 to 30 years. CSBC offers ARM loans that have an initial fixed interest rate for three or five years and then convert to a one-year ARM following the initial repricing period. ARM loans are based on the Treasury constant maturity index, with the initial rate of interest dependent upon the length of the repricing term (i.e., generally a higher rate is charged for loans with a longer initial repricing term). CSBC originates 1-4 family loans up to a loan-to-value ("LTV") of 95.0 percent, with private mortgage insurance required for loans with LTV ratios greater than 80.0 percent. As of March 31, 2002, the Holding Company's 1-4 family permanent mortgage loan portfolio totaled $187.1 million or 56.3 percent of total loans outstanding.

Construction loans originated by the Holding Company consist of loans to finance the construction of 1-4 family residences. The Holding Company's construction lending activities include financing to builders for the construction of homes that are built on both a speculative and pre-sold basis, as well financing to individuals for the construction of personal residences.

Construction loans require the payment of interest only during the construction period, which is typically twelve months. Construction loans to builders are generally paid out by maturity when the home is sold. Construction loans to individuals are converted upon completion to a permanent loan made by the Holding Company or are paid out by a permanent loan from a third party lender. Construction loans to individuals are generally subject to the same LTV ratio limits as 1-4 family permanent mortgage loans. The LTV ratio on construction loans to builders is limited to 80.0 percent. As of March 31, 2002, CSBC's outstanding balance of construction loans totaled $15.5 million or 4.7 percent of total loans outstanding.

The balance of the mortgage loan portfolio consists of commercial real estate, multi-family and land loans, which are substantially collateralized by properties in the Holding Company's normal lending territory. These loans are originated up to a maximum LTV ratio of 80.0 percent, require a minimum debt-coverage ratio of 1.25 times and have terms of up to 20 years. Commercial real estate, multi-family and land loans generally are offered as ARM loans based on the constant maturity Treasury index, with one, three or five-year repricing periods and for a fixed period not to exceed five years. ARM loans are subject to annual and lifetime repricing caps of 2.0 percent and 5.0 percent, respectively. To a lesser extent, these loans are based on the Holding Company's prime rate or on a fixed rate for a period of generally five years. Properties securing these loans include office buildings, churches, retail space, apartments and land. Land loans serve as a complement to the Holding Company's 1-4 family lending activities, as such loans are primarily secured by single-family lot loans or land that will be used for residential development. As of March 31, 2002, Citizens South's outstanding balance of commercial real estate, multi-family and land loans totaled $32.9 million or 9.9 percent of total loans outstanding.

Diversification into non-mortgage lending consists of consumer loans, as well as commercial business loans. The consumer loan portfolio consists primarily of home equity lines of credit. Other types of consumer loans held by the Holding Company include loans secured by deposit accounts, second mortgage loans, automobiles, recreational vehicles, home improvement loans and unsecured personal loans. Home equity lines of credit are floating rate loans tied to *The Wall Street Journal* Prime Rate and are generally limited to a maximum LTV ratio of 90.0 percent of the combined balance of the home equity line of credit and the first lien. Home equity lines of credit have terms of up to 15 years. Other consumer loans are made with fixed interest rates and have terms that generally do not exceed five years. As of March 31, 2002, CSBC's consumer loan portfolio totaled $65.6 million or 19.7 percent of total loans outstanding, of which $47.1 million consisted of home equity lines of credit.

Commercial business loans offered by the Holding Company consist of floating rate loans tied to the Holding Company's prime rate and fixed rate loans with terms up to seven years. Fixed rate loans are generally extended at the Holding Company's prime rate plus a margin. Commercial business loans offered by the Holding Company consist primarily of secured loans, while the portfolio also includes a minor amount of unsecured loans. The decision to grant a commercial business loan depends primarily on the creditworthiness and cash flow of the borrower and any guarantors. Commercial business loans will continue to be emphasized as an area of lending growth for the Holding Company following the conversion, in which CSBC will be targeting small- and mid-size companies in the local market area as the primary source of commercial loan growth. As of March 31, 2002, Citizens South's outstanding balance of commercial business loans totaled $31.2 million or 9.4 percent of total loans outstanding.

Exhibit I-11 provides a summary of the Holding Company's lending activities over the past three and one-half years. The Holding Company's current emphasis on commercial business and consumer lending is highlighted by recent lending volume trends, as such loans represented the Holding Company's most active lending area during the past three and one-half years. Originations of commercial business and consumer loans increased from $27.2 million for the twelve month ended September 30, 1999 ($22.8 million of commercial business loans and $4.4 million of consumer loans) to $52.1 million for the year ended December 31, 2001 ($29.9 million of commercial business loans and $22.1 million of consumer loans). For the quarter ended March 31, 2002, originations of commercial business and consumer loans equaled $14.0 million ($2.7 million of commercial business loans and $11.4 million of consumer loans). Originations of construction loans constituted the second most active lending area for the Holding Company, reaching a peak volume of $8.8 million during the year ended 2001. The Holding Company's relatively low volume of 1-4 family originations, equaling $1.4 million for the year ended December 31, 2001, reflects originations of only adjustable rate loans that are retained for investment and does not include originations of fixed rates loans that are closed in a third party name. In recent years, the substantial portion of the Holding Company's 1-4 family lending volume has consisted of fixed rate loans.

The stronger demand for loan refinancings translated in higher repayments during the year ended December 31, 2001, as loan repayments increased from $46.2 million for the year ended December 31, 2000 to $63.5 million for the year ended December 31, 2001. To facilitate restructuring of the balance sheet for purposes of reducing the interest rate risk and increasing the yield potential of the loan portfolio, the Holding Company sold $13.1 million of loans for the twelve months ended September 30, 1999 and $18.2 million of loans for the twelve months ended December 31, 2000. The loans sold were 1-4 family fixed rate loans and the proceeds realized from the sales were primarily reinvested in short-term mortgages and commercial business and consumer loans. Loan growth was most significant in 2001, as the result of the $170.5 million of loans acquired in connection with the acquisition of Innes Street. Accordingly, the net loans receivable balance increased from $158.8 million at December 31, 2000 to $334.3 million at December 31, 2001. The Holding Company experienced a $10.8 million reduction in net loans receivable during the first quarter of 2002, which was primarily attributable to increased repayments ($32.2 million in the first quarter of 2002 versus $13.2 million for the year ago period).

Asset Quality

The Holding Company's historical lending emphasis on 1-4 family loans and emphasis on credit risk management have generally served to limit asset quality problems. Exhibit I-12 provides detail of the Holding Company's non-performing assets over the past five and one-half years. Over the past five and one-half years, CSBC's balance of non-performing assets ranged from a high of 0.75 percent of assets at September 30, 1997 to a low of 0.11 percent of assets at December 31, 2000. As shown in Exhibit I-12, the Holding Company's balance of non-performing assets totaled $3.2 million or 0.71 percent of assets at March 31, 2002 and consisted of $1.5 million of non-accruing loans and $1.7 million of real estate owned. The Holding Company's largest non-performing asset currently consists of an office building in Greenville, South Carolina, that is held as real estate owned and accounted for $1.3 million of the real estate owned balance at March 31, 2002. The REO property was acquired in connection with the acquisition of Innes Street and is listed for sale with an independent real estate sales agent.

The Holding Company reviews and classifies assets on a quarterly basis and establishes loan loss provisions based on the overall quality, size and composition of the loan portfolio, as well other factors such as historical loss experience, industry trends and local real estate market and economic conditions. The Holding Company maintained valuation allowances of $3.0 million at March 31, 2002, equal to 0.93 percent of net loans receivable and 95.9 percent of non-performing assets.

Funding Composition and Strategy

Deposits have consistently accounted for the Holding Company's primary source of funds and at March 31, 2002, deposits equaled 89.6 percent of CSBC's interest-bearing funding composition. Exhibit I-13 sets forth the Holding Company's deposit composition for the past three and one-half years and Exhibit I-14 provides the interest rate and maturity composition of the CD portfolio at March 31, 2002. CDs represent the largest component of the Holding Company's deposit composition, with CSBC's current CD composition reflecting a higher concentration of short-term CDs (maturities of one year or less). As of March 31, 2002, the CD portfolio totaled $239.6 million or 68.0 percent of total deposits and 89.2 percent of the CDs were scheduled to mature in one year or less. As of March 31, 2002, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $52.8 million or 22.0 percent of total CDs. CSBC does not maintain any brokered CDs. Deposit rates offered by the Holding Company are generally in the middle-to-upper end of the range of rates offered by local competitors.

Lower cost savings and transaction accounts comprise the balance of the Holding Company's deposit composition, with such deposits amounting to $112.5 million or 32.0 percent of total deposits at March 31, 2002. Over the past three and one-half years, the Holding Company's deposit composition has exhibited a shift towards a slightly higher concentration of CDs, which was primarily attributable to the relatively high concentration of CDs that comprised Innes Street's deposit composition. As of March 31, 2002, CDs and transaction and savings accounts represented 68.0 percent and 32.0 percent of the Holding Company's total deposits, respectively, versus comparable ratios of 64.9 percent and 35.1 percent at September 30, 1999.

Borrowings serve as an alternative funding source for the Holding Company to support management of funding costs and interest rate risk. The Holding Company maintained $41.0 million of borrowings at March 31, 2002, slightly below the five and one-half year peak of $42.7 million at March 31, 2002. Borrowings held by the Holding Company at March 31, 2002, consisted of $39.0 million of FHLB advances and $2.0 million of other short-term borrowings. FHLB advances held by the Holding Company consist of fixed rate notes for terms of less than 10 years, some of which have a one-time call provision. CSBC's deposit growth, internal funding and stock proceeds are expected to be adequate enough to fund the substantial portion of the Holding Company's lending and investment activities for the intermediate-term. To the extent additional borrowings are utilized by the Holding Company, such borrowings would most likely consist of FHLB advances. Exhibit I-15 provides detail of the Holding Company's borrowing activities during the past three and one-half years.

Subsidiary

Citizens South Financial Services, Inc., doing business as Citizens South Investment Services, is the only subsidiary that is maintained by the Bank. Citizens South Investment Services operates as an independent agent selling various non-deposit financial products, including mutual funds and annuities. Citizens South Investment Services also offers wealth management and financial planning services, and expects its offering of these services to increase in the future.

Legal Proceedings

CSBC is periodically involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition and results of operations of the Holding Company.

II. MARKET AREA

Introduction

CSBC conducts operations through nine full service branch offices in the Counties of Gaston, Rowan and Iredell. The main office and five branches are maintained in Gaston County in the towns of Gastonia (main office and two branches), Mount Holly, Dallas and Stanley. Two branch offices are maintained in Rowan County in the towns of Salisbury and Rockwell and one branch office is maintained in Iredell County in the town of Statesville. Gaston County is located in the I-85 corridor, approximate twenty miles west of the regional banking center of Charlotte, North Carolina. The branches offices in Iredell and Rowan Counties were acquired in connection with the acquisition of Innes Street and are located approximate 60 miles northeast of the main office. The Holding Company considers its primary market area to be the North Carolina Counties of Gaston, Rowan, Iredell, Mecklenburg, Cabarrus, Lincoln and Cleveland, and the South Carolina County of York. Exhibit II-1 provides information on the Holding Company's office facilities.

The primary market area served by CSBC is viewed as mostly suburban in nature, with economic growth supported by the outward expansion of the Charlotte MSA and the region's accessibility as a major transportation hub. Manufacturing serves as the basis of the local economy, with services and wholesale/retail trade constituting the primary industries of employment diversification. The Holding Company's competitive environment includes a large number of thrifts, commercial banks, and other financial services companies, many of which have a regional or national presence.

Future business and growth opportunities will be partially influenced by economic and demographic characteristics of the markets served by the Holding Company, particularly the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment for financial institutions. These factors have been examined to help determine the growth potential that exists for the Holding Company and the relative economic health of the Holding Company's market area.

Market Area Demographics

Demographic growth in the Holding Company's market area has been measured by changes in population, number of households and median household income, with trends in those areas summarized by the data presented in Table 2.1. From 1990 through 2001, the primary market area served by CSBC experienced positive growth as measured by population and household growth. All three counties where the Holding Company maintains a branch presence recorded an increase in population since 1990, with Iredell County posting the strongest growth rate (2.9 percent annual growth rate). Growth of the regional economy has been supported by its proximity to Charlotte and its accessibility as a transportation hub, which has spurred economic expansion through attracting businesses to the area's many industrial sites. The regional market area offers immediate access to three Interstate Highways (I-77, I-85 and I-40), as well as two international airports and a rail system. Gaston County is the most populous of the three-county market area, with a 2001 population of 192,000. Population growth rates for both Iredell and Rowan Counties, as well as the State of North Carolina, exceeded the U.S. growth rate, while Gaston County's annual population growth rate of 0.9 percent matched the U.S. growth rate. Projected population growth for the primary market area counties is not expected to vary materially from recent historical trends, with Iredell County's population growth rate projected to remain the strongest among the primary market area counties. Growth in households generally paralleled the population growth rates, with Iredell County exhibiting the highest household growth rate among the primary market area counties.

Median household and per capita income measures for the primary market area counties indicate that the faster growing Iredell County market is also a slightly more affluent market area, reflecting the impact of the industrial growth that has occurred in the county. Iredell County was the only primary market area county with a higher median household income than the North Carolina median in 2001, while per capita income in all three of the primary market area counties fell below North Carolina's 2001 per capita income. Median household income increased in all three of the primary market area counties over the past eleven years, with annual growth rates ranging from a low of 2.3 percent in Gaston County to a high of 3.0 percent in Iredell County. Consistent with trends reflected during the 1990s, household income growth is projected to be the strongest in Iredell County over the next five years (3.2 percent annual

Table 2.1
Citizens South Banking Corporation
Summary Demographic Data

	Year			Growth Rate	Growth Rate	
Population (000)	1990	2001	2006	1990-2001	2001-2006	
United States	248,710	275,247	287,640	0.9%	0.9%	
North Carolina	6,629	8,226	8,992	2.0%	1.8%	
Gaston County	175	192	200	0.9%	0.8%	
Iredell County	93	128	150	2.9%	3.2%	
Rowan County	111	132	141	1.6%	1.2%	
Households (000)						
United States	91,947	103,400	108,897	1.1%	1.0%	
North Carolina	2,517	3,203	3,506	2.2%	1.8%	
Gaston County	65	75	78	1.2%	0.9%	
Iredell County	36	49	58	3.0%	3.2%	
Rowan County	43	51	54	1.6%	1.2%	
Median Household Income ($)						
United States	$29,199	$41,914	$49,127	3.3%	3.2%	
North Carolina	26,243	37,441	42,551	3.3%	2.6%	
Gaston County	28,858	36,929	41,570	2.3%	2.4%	
Iredell County	27,727	38,580	43,028	3.0%	2.2%	
Rowan County	27,162	35,749	40,065	2.5%	2.3%	
Per Capita Income - ($)						
United States	$13,179	$22,162	---	4.8%	N/A	
North Carolina	12,102	19,660	---	4.5%	N/A	
Gaston County	12,382	18,487	---	3.7%	N/A	
Iredell County	12,407	19,072	---	4.0%	N/A	
Rowan County	11,895	17,266	---	3.4%	N/A	
	Less Than	$15,000 to	$25,000 to	$50,000 to	$100,000 to	
2000 HH Income Dist.(%)	$15,000	25,000	$50,000	$100,000	$150,000	$150,000+
United States	14.5	12.5	32.3	29.8	7.4	3.5
North Carolina	17.8	14.8	31.3	26.6	6.2	3.2
Gaston County	18.1	15.6	31.3	27.6	5.2	2.4
Iredell County	16.4	15.6	31.1	28.3	5.8	2.8
Rowan County	18.3	16.5	32.3	26.9	4.2	1.8

Source: CACI.

growth), followed by Rowan County (1.2 percent annual growth) and Gaston County (0.9 percent annual growth). Household income distribution measures also imply that Iredell County is a more affluent market area, based on the higher percentage of Iredell County households with incomes of $100,000 or more. Based on these demographic trends, the markets served by CSBC are viewed as being conducive for supporting lending and deposit growth opportunities over the next five years, particularly with respect to the relatively attractive demographic characteristics indicated for Iredell County.

National Economic Factors

The future success of the Holding Company's operations is partially dependent upon various national and local economic trends. In assessing economic trends over the past year, signs of slower economic growth continued to prevail in the second quarter of 2001, as a number of companies initiated lay-offs to offset profit erosion caused by slackening demand for products and services in general. The economic slow down and the general decline in the stock market combined to erode consumer confidence as well. Despite the general downturn in the economy, the housing sector continued to prosper from the decline in mortgage rates. Home sales of previously owned homes rose in May 2001 to the third highest monthly level ever recorded and year-to-date sales of existing homes were up 2.6 percent compared to a year ago. The slowing economy also negatively impacted the budget surplus, which declined to $2.5 billion in July 2001, half its prior year level. However, inflation remained in-check, as consumer prices held steady with the support of lower energy prices.

The September 11, 2001 terrorist attack had negative implications throughout the U.S. economy and increased expectations that a recession was unavoidable. The U.S. economy shrank at a 0.4 percent annual rate in the third quarter of 2001, existing home sales fell 11.7 percent in September and the index of leading economic indicators fell 0.5 percent in September. Consumer confidence in October fell to its lowest level in seven years, as the October unemployment rate hit a five-year high of 5.4 percent. A decline in the manufacturing index for October provided another sign that the economy was continuing to struggle. The Federal Reserve's "beige book" report indicated that economic activity generally remained soft in

October and the first half of November, with evidence of additional slowing in most-regions of the U.S. Residential mortgage delinquencies rose in the third quarter, reflecting the impact of a rising unemployment rate. The unemployment rate increased to 5.8 percent in December, although increased working hours in the manufacturing sector provided indications of a possible economic rebound.

Signs of a healing economy became more prominent at the beginning of 2002, as manufacturing showed signs of expanding for the first time in 18 months, GDP growth was slightly positive in the fourth quarter of 2001 and the national unemployment rate declined from 5.8 percent in December 2001 to 5.6 percent in January 2002. January data for industrial production and retail sales provided further signs that the economic recovery was gaining traction and raised hopes that the recession was nearing an end. An upward revision in the fourth quarter GDP, a strong increase in a key manufacturing index for February and a decline in the February unemployment rate signaled that the U.S. economy was recovering more rapidly than expected. Consumer confidence surged in March to its highest level since December 2000, increasing expectations of a broad economic recovery in the U.S.

The U.S. economy expanded at a 5.6 percent annualized rate in the first quarter of 2002, the fastest pace in two years. However, the breadth of the economic recovery did not appear to be broad based and showed signs of stalling, as corporate profits remained depressed and pessimism about the economic outlook continued to restrain capital spending and hiring. Economic data for April 2002 provided indications that the economic recovery was tapering off in the second quarter, based on a slower rate of expansion in the manufacturing sector and a decline in construction activity. While the labor market added jobs in April, the unemployment rate rose from 5.7 percent in March to 6.0 percent in April, its highest level in nearly eight years. Notwithstanding the jump in the unemployment rate, consumer confidence remained high and retail sales surged higher than expected in April. The upswing in the economy continued into May 2002 based on an increase in manufacturing activity, but most factories remained reluctant to add workers. While the labor market grew meagerly in May, which reduced the unemployment rate to 5.8, the recovery in employment continued to trail the rest of the economy.

Interest rates generally trended lower through most of 2001. Concerns of a slumping economy prompted the Federal Reserve to reduce the overnight federal funds rate by 50 basis points in early-January 2001, which was followed by ten more rate cuts over the course of 2001. In total, the eleven rate cuts by the Federal Reserve sliced the target federal funds rate from 6.50 percent to 1.75 percent and provided for a reversion to a normal yield curve. The rate cuts implemented throughout 2001 served to widen the gap between short-and long-term interest rates as the year progressed and provided for a general decline in consumer loan rates. Lower mortgage rates spurred peak lending volumes for 1-4 family lenders, as the result of both refinancing activity as well as strong demand for new home purchases.

Expectations of a slow economic recovery and low inflation provided for a stable interest rate environment at the beginning of 2002. The Federal Reserve left interest rates unchanged at its late-January meeting, based on indications that the economy stopped shrinking at the end of last year. After stabilizing through mid-February, interest rates moved higher in late-February and early-March as the economic rebound increased expectations that the Federal Reserve may raise interest rates by mid-year to keep inflation in check. The upward trend interest rates continued to prevail through most of March, as the Federal Reserve left interest rates unchanged at its mid-March meeting and indicated a shift in its policy directive to a neutral stance from one that favored additional easing.

Interest rates eased lower at the beginning of the second quarter of 2002, as the economic recovery showed signs of faltering and the Federal Reserve indicated that a near term rate increase was becoming increasingly unlikely based on the continued uncertainty about the strength of the economic recovery. In fact, at its early-May meeting, the Federal Reserve left rates at a 40-year low, saying that the risks of economic weakness and inflation were equally balanced. The mild downward trend in interest rates continued through May and into-early June, as selling pressure in stocks and political turmoil abroad further added to the attractiveness of U.S. Treasuries as a safe investment haven. As of June 14, 2002, one- and ten-year U.S. government bonds were yielding 2.05 percent and 4.89 percent, respectively, versus comparable year ago yields of 3.56 percent and 5.26 percent. Exhibit II-2 provides historical interest rate trends from 1991 through June 14, 2002

Local Economy

Manufacturing jobs serve as the basis of the regional economy, producing such goods as textiles, apparel, fabricated metals, machinery, chemicals and automotive transportation equipment. Services and wholesale/retail trade represent the primary area of employment diversification in all three of the primary market area counties. Gaston County is one of the state's largest textile producers and textile manufacturers maintain a presence throughout the three-county primary market area. Other major sources of employment in the three-county market area include manufacturers of automotive machinery, hospitals, local government and school systems, and the corporate headquarters of Food Lion which is based in Rowan County. While growth in the regional market area has facilitated greater diversification in the local economy, the large presence of manufacturing increases the local economy's exposure to a downturn in the national economy compared to more economically diversified markets such as Charlotte.

Comparative unemployment rates for the primary market area, as well as for the U.S. and North Carolina, are shown in Table 2.2. April 2002 unemployment rates show that Gaston and Iredell Counties maintained higher unemployment rates compared to the U.S. unemployment rate of 5.7 percent, but only Gaston County's unemployment rate of 7.5 percent exceeded North Carolina's unemployment rate of 6.5 percent. Consistent with the U.S. and the State of North Carolina, current unemployment rates for all three of the primary market area counties were higher compared to a year ago. The rise in the local unemployment rates reflect the influence of the slow down in the national economy on the local manufacturing industries, as layoffs in the textile and transportation equipment industries have contributed to the rise in unemployment in the primary market area counties.

Table 2.2
Unemployment Trends(1)

Region	April 2001 Unemployment	April 2002 Unemployment
United States	4.2%	5.7%
North Carolina	4.7	6.5
Gaston County	6.3	7.5
Iredell County	4.5	6.4
Rowan County	4.7	5.6

(1) Unemployment rates have not been seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics and Competition

Competition among financial institutions in the Holding Company's market area is significant, and, as larger institutions compete for market share to achieve economies of scale, the market environment for the Holding Company's products and services is expected to remain highly competitive in the future. Among the Holding Company's competitors are much larger and more diversified institutions, which have greater resources than maintained by CSBC. Financial institution competitors in the Holding Company's primary market area includes other locally based thrifts and banks, as well as regional, super regional and national banks. From a competitive standpoint, CSBC has sought to emphasize its community orientation in the markets served by its branches.

The Holding Company's retail deposit bases are closely tied to the economic fortunes of the regional market area and, in particular, the areas of the region that are nearby to one of CSBC's nine branches. Table 2.3 displays deposit market trends from June 30, 1998 through June 30, 2001 for the three counties where the Holding Company maintains branches. Prior to the acquisition of Innes Street Financial and its wholly-owned bank subsidiary, Citizens Bank, all of the Holding Company's branches were maintained in Gaston County. Accordingly, the deposit market share data indicated for Iredell and Rowan Counties reflects deposit activity of the Citizens Bank branches prior to the completion of the acquisition. The data indicates that deposit growth in the Holding Company's primary market area has been positive, although less

Table 2.3
Citizens South Banking Corporation
Deposit Summary

	As of June 30,						Deposit Growth Rate
	1998			2001			
	Deposits	Market Share	Number of Branches	Deposits	Market Share	No. of Branches	1998-2001
	(Dollars In Thousands)						(%)
State of North Carolina	$95,933,220	100.0%	2,420	$137,245,119	100.0%	2,456	12.7%
Commercial Banks	89,472,095	93.3%	2,202	132,032,570	96.2%	2,301	13.8%
Savings Institutions	6,461,125	6.7%	218	5,212,549	3.8%	155	-6.9%
Gaston County	$1,583,665	100.0%	56	$1,729,710	100.0%	55	3.0%
Commercial Banks	1,276,955	80.6%	49	1,419,424	82.1%	47	3.6%
Savings Institutions	306,710	19.4%	7	310,286	17.9%	8	0.4%
Citizens South Banking	147,149	9.3%	4	182,057	10.5%	6	7.4%
Iredell County	$1,198,462	100.0%	35	$1,415,228	100.0%	37	8.7%
Commercial Banks	1,069,092	89.2%	33	1,266,281	89.5%	35	5.8%
Savings Institutions	129,370	10.8%	2	148,947	10.5%	2	4.8%
Citizens South Banking	50,296	4.7%	1	52,796	4.2%	1	1.6%
Rowan County	$995,812	100.0%	31	$1,129,288	100.0%	32	4.3%
Commercial Banks	814,192	81.8%	27	915,925	81.1%	27	4.0%
Savings Institutions	181,620	18.2%	4	213,363	18.9%	5	5.5%
Citizens South Banking	112,493	13.8%	2	119,177	13.0%	2	1.9%

Sources: FDIC; OTS.

than the overall growth rate posted by banks and thrifts in the State of North Carolina. Deposits maintained by all commercial banks and thrifts in North Carolina increased at an annual rate of 12.7 percent from June 30, 1998 through June 30, 2001, as the result of growth in commercial bank deposits. Comparatively, North Carolina savings institutions experienced a decline in deposits, which was largely attributable to the consolidation of savings institutions into commercial banks. However, savings institutions experienced positive deposit growth in all three of primary market area counties that are served by the Holding Company's branches.

CSBC's largest balance and largest market share of deposits is maintained in Gaston County, where the Holding Company is headquartered. The Holding Company's $182.1 million of deposits at the Gaston County branches represented a 10.5 percent market share of thrift and bank deposits at June 30, 2001. CSBC's 7.4 percent annual deposit growth rate outpaced Gaston County's overall deposit growth rate of 3.0 percent, which translated into an increase in deposit market share from 9.3 percent to 10.5 percent over the three-year period covered in Table 2.3. Growth in deposit market share was in part supported by increasing the number of branches maintained in Gaston County from four to six during the three year period.

From June 30, 1998 through June 30, 2001, annual deposit growth rates for the branch maintained in Iredell County and two branches maintained in Rowan County equaled 1.6 percent and 1.9 percent, respectively. Comparable deposit growth rates for all banks and thrift branches maintained in Iredell and Rowan Counties equaled 8.7 percent and 4.3 percent, respectively. Accordingly, the Iredell County branch experienced a decline in deposit market share from 4.7 percent at June 30, 1998 to 4.2 percent at June 30, 2001. Over the same time period, the deposit market share for the two Rowan County branches declined from 13.8 percent to 13.0 percent.

In addition to the deposit growth that was realized by the acquisition of Innes Street, the Holding Company should also continue to benefit from its favorable image as a locally-owned and community-oriented institution, as the trend of consolidation among financial institutions is expected to provide CSBC with additional opportunities to acquire customers, facilities and key personnel that become available as the result of community banks being acquired. Future deposit growth may also be enhanced by the infusion of the conversion proceeds, as the additional capital will improve CSBC's competitive position and leverage capacity. Deposit growth could also be enhanced by possible expansion of the branch network, either through establishing additional branch sites or through acquisition.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of CSBC's operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of CSBC is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to CSBC, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Non-listed institutions are inappropriate since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 248 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since CSBC will be a full public company upon completion of the offering, we considered only full public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected 13 institutions with characteristics similar to those of CSBC. In the selection process, we applied two "screens" to the universe of all public companies:

- Screen #1. North Carolina institutions with assets between $250 million and $750 million and tangible equity-to-assets ratios of greater than 6.0 percent. One company met the criteria for Screen #1 and was included in the Peer Group: Cooperative Bancshares. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded thrifts in North Carolina.
- Screen #2. Southeast institutions with assets between $250 million and $750 million, tangible equity-to-assets ratios between 8.0 percent and 20.0 percent, and positive core return on equity ratios between 5.0 percent and 10.0 percent. Three companies met the criteria for Screen #2 and all were included in the Peer Group: Acadiana Bancshares, Inc. of Louisiana, Community Financial Corp. of Virginia, and First Federal Bancshares of Arkansas. Exhibit III-3 provides financial and public market pricing characteristics of all publicly-traded Southeast thrifts.
- Screen #3. Midwest institutions with assets between $250 million and $750 million, tangible equity-to-assets ratios between 8.0 percent and 20.0 percent, and positive core return on equity ratios between 5.0 percent and 10.0 percent. Nine companies met the criteria for Screen #2 and all were included in the Peer Group: Citizens First Financial Corp. of Illinois, EFC Bancorp, Inc. of Illinois, First Capital, Inc. of Indiana, First SecurityFed Financial, Inc. of Illinois, Guaranty Federal Bancshares of Missouri, HMN Financial, Inc. of Minnesota, HopFed Bancorp of Kentucky, LSB Financial Corp. of Lafayette Indiana, and Peoples Community Bancorp of Ohio. Exhibit III-4 provides financial and public market pricing characteristics of all publicly-traded Midwest thrifts.

Table 3.1 shows the general characteristics of each of the thirteen Peer Group companies and Exhibit III-5 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and CSBC, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of CSBC's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.1
Peer Group of Publicly-Traded Thrifts
June 17, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
HMNF	HMN Financial, Inc. of MN	OTC	Southeast MN,IA	Thrift	719	13	12-31	06/94	19.04	83
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	704	8	12-31	04/98	17.85	83
FFBH	First Fed. Bancshares of AR	OTC	Northern AR	Thrift	691	16	12-31	05/96	25.20	76
PCBI	Peoples Community Bcrp. of OH	OTC	Southwest OH	Thrift	480	9	09-30	03/00	21.74	54
COOP	Cooperative Bancshares of NC	OTC	Eastern NC	Thrift	463	17	12-31	08/91	13.80	39
FSFF	First SecurityFed Fin of IL	OTC	Chicago IL,PA	Thrift	435	5	12-31	10/97	21.90	91
GFED	Guaranty Fed Bancshares of MO	OTC	Southwest MO	Thrift	394	9	06-30	12/97	14.45	54
CFSB	Citizens First Fin Corp. of IL	OTC	Central IL	Thrift	355	5	12-31	05/96	19.25	29
ANA	Acadiana Bancshares, Inc of LA	AMEX	Southern LA	Thrift	312	5	12-31	07/96	26.10	30
HFBC	HopFed Bancorp of KY	OTC	Southwest KY	Thrift	297	6	12-31	02/98	12.48	45
LSBI	LSB Fin. Corp. of Lafayette IN	OTC	Central IN	Thrift	292	5	12-31	02/95	19.00	26
FCAP	First Capital, Inc. of IN	OTC	Southern IN	Thrift	283 D	9	12-31	01/99	16.00	41
CFFC	Community Fin. Corp. of VA	OTC	Central VA	Thrift	257 D	6	03-31	03/88	11.55	26

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

Date of Last Update: 06/17/02

A summary description of the key characteristics of each of the Peer Group companies is detailed below.

- Acadiana Bancshares, Inc of LA. Selected due to similar tangible capital position, comparable interest-earning asset composition, comparable return on average assets, similar level of operating expenses and favorable credit quality measures.
- Citizens First Fin. Corp. of IL. Selected due to similar tangible capital position, comparable return on average assets and comparable concentration of 1-4 family permanent mortgage loans.
- Community Fin. Corp. of VA. Selected due to comparable funding composition, similar earnings contribution from sources of non-interest operating income and favorable credit quality measures.
- Cooperative Bancshares of NC. Selected due to North Carolina market area, comparable asset size, similar tangible capital position, comparable funding composition and favorable credit quality measures.
- EFC Bancorp, Inc. of Elgin IL. Selected due to comparable size of branch network, comparable interest-earning asset composition and favorable credit quality measures.
- First Capital, Inc. of IN. Selected due to same size of branch network, comparable interest-earning asset composition, similar funding composition, comparable lending emphasis on commercial real estate and commercial business loans and favorable credit quality measures.
- First Fed. Bancshares of AR. Selected due to comparable interest-earning asset composition, similar funding composition, comparable lending emphasis on commercial real estate and commercial business loans and favorable credit quality measures.
- First SecurityFed Fin. of IL. Selected due to comparable asset size and favorable credit quality measures.
- Guaranty Fed. Bancshares of MO. Selected due to same size of branch network, comparable asset size and favorable credit quality measures.
- HMN Financial, Inc. of MN. Selected due to comparable degree of diversification into higher risk types of lending and favorable credit quality measures.
- HopFed Bancorp of KY. Selected due to similar funding composition, comparable lending emphasis on commercial real estate and commercial business loans and favorable credit quality measures.
- LSB Fin. Corp. of Lafayette IN. Selected due to similar tangible capital position, comparable level of operating expenses and favorable credit quality measures.
- Peoples Community Bancorp of OH. Selected due to comparable asset size, similar size of branch network, similar tangible capital position and comparable return on average assets.

In aggregate, the Peer Group companies maintain a comparable level of capital as the industry average (10.55 percent of assets versus 10.32 percent for all public companies), generate slightly higher earnings as a percent of average assets (0.81 percent core ROAA versus 0.73 percent for all public companies), and generate a slightly lower ROE (7.41 percent core ROE versus 7.48 percent for all public companies). Overall, the Peer Group's average P/B ratio and average core P/E multiple were below the respective averages for all publicly-traded thrifts.

	All Publicly-Traded	***Peer Group***
Financial Characteristics (Averages)		
Assets ($Mil)	$1,921	$437
Market capitalization ($Mil)	$271	$52
Equity/assets (%)	10.32%	10.55%
Core return on assets (%)	0.73%	0.81%
Core return on equity (%)	7.48%	7.41%
Pricing Ratios (Averages)(1)		
Core price/earnings (x)	16.97x	16.02x
Price/book (%)	134.19%	112.84%
Price/assets (%)	13.48%	11.93%

(1) Based on market prices as of June 14, 2002.

Ideally, the Peer Group companies would be comparable to CSBC in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to CSBC, as will be highlighted in the following comparative analysis.

Financial Condition

Table 3.2 shows comparative balance sheet measures for CSBC and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Holding Company's and the Peer Group's ratios reflect balances as of March 31, 2002, unless indicated otherwise for the Peer Group companies. CSBC's equity-to-assets ratio of 9.5 percent was slightly below the Peer Group's average net worth ratio of 10.5 percent. However, on a tangible capital basis, the gap between the Holding Company's and the Peer

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of March 31, 2002

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Citizens South Banking Corp.																				
March 31, 2002	8.2	11.2	73.0	79.4	9.3	0.0	9.5	2.0	7.6	0.0	65.33	-6.34	96.35	95.16	-7.62	4.22	-17.28	6.50	6.50	10.48
All Public Companies	5.8	22.7	67.3	67.5	20.2	0.1	10.3	0.5	9.7	0.0	7.82	15.62	4.62	10.06	2.58	3.18	2.47	9.00	8.87	16.10
State of NC	4.3	10.7	81.6	77.5	12.0	0.0	9.3	0.0	9.3	0.0	7.96	-3.85	10.25	5.87	20.54	4.90	4.90	7.47	7.47	11.26
Comparable Group Average	5.4	15.0	75.9	67.5	20.7	0.0	10.5	0.1	10.5	0.0	7.81	12.06	7.60	12.49	10.70	1.02	1.61	10.04	10.04	15.34
Mid-West Companies	5.7	15.3	75.7	64.1	23.1	0.0	11.2	0.1	11.1	0.0	10.83	16.91	11.47	16.05	20.35	1.25	2.10	10.79	10.79	15.96
South-East Companies	4.9	14.2	76.5	75.0	15.1	0.0	9.1	0.0	9.1	0.0	1.01	1.15	-1.10	4.46	-11.01	0.51	0.53	8.73	8.73	14.40
Comparable Group																				
Mid-West Companies																				
CFSB Citizens First Fin Corp. of IL	9.4	5.9	80.8	69.4	20.7	0.0	8.8	0.0	8.8	0.0	6.58	41.72	2.55	4.86	20.81	3.35	3.35	8.70	8.70	12.98
EFC EFC Bancorp, Inc of Elgin IL	4.5	13.1	78.3	63.6	24.9	0.0	9.9	0.0	9.9	0.0	17.05	7.47	16.60	19.65	16.91	3.26	3.26	9.41	9.41	14.43
FCAP First Capital, Inc. of IN(1)	4.4	20.8	71.3	72.2	15.2	0.0	11.8	0.0	11.8	0.0	13.77	20.87	12.51	10.12	43.34	7.63	7.26	11.30	11.30	20.30
FSFF First SecurityFed Fin of IL	2.0	28.1	67.7	62.0	19.7	0.0	16.9	0.0	16.9	0.0	7.39	8.71	6.54	4.41	37.30	-6.66	-6.63	16.80	16.80	NM
GFED Guaranty Fed Bancshares of MO	9.0	7.4	80.7	58.1	28.8	0.0	11.6	0.0	11.6	0.0	5.02	55.56	-1.46	55.07	-33.43	-9.23	-9.33	7.83	7.83	11.82
HMNF HMN Financial, Inc. of MN	9.1	21.1	66.1	57.6	30.3	0.0	10.2	0.6	9.6	0.0	-1.60	52.34	-15.89	-1.76	-6.04	5.90	6.71	NM	NM	NM
HFBC HopFed Bancorp of KY	2.0	31.9	64.1	72.6	11.4	0.0	14.7	0.0	14.7	0.0	23.74	-0.78	42.29	23.52	87.84	-4.26	-4.26	13.60	13.60	24.64
LSBI LSB Fin. Corp. of Lafayette IN	7.3	5.5	83.8	70.5	20.6	0.0	8.2	0.0	8.2	0.0	0.04	13.66	-1.78	3.81	-13.26	7.62	7.62	7.90	7.90	11.59
PCBI Peoples Community Bcrp. of OH	3.5	4.2	88.5	51.0	36.4	0.0	8.5	0.4	8.1	0.0	25.50	-47.37	41.85	24.80	29.63	3.67	10.88	NM	NM	NM
South-East Companies																				
ANA Acadiana Bancshares, Inc of LA	3.4	20.0	71.2	68.1	22.8	0.0	8.5	0.0	8.5	0.0	-4.27	28.86	-14.31	-5.98	2.94	-5.57	-5.57	8.50	8.50	15.70
CFFC Community Fin. Corp. of VA(1)	0.8	10.0	85.5	73.6	14.9	0.0	10.2	0.0	10.2	0.0	-2.11	-42.15	7.19	11.18	-40.17	2.14	2.20	9.05	9.05	13.13
COOP Cooperative Bancshares of NC	3.2	11.1	81.0	76.1	16.1	0.0	7.4	0.0	7.4	0.0	10.95	15.43	7.44	7.16	34.84	8.82	8.82	7.47	7.47	11.26
FFBH First Fed. Bancshares of AR	12.0	15.5	68.3	82.3	6.5	0.0	10.4	0.0	10.4	0.0	-0.52	2.44	-4.72	5.50	-41.66	-3.34	-3.34	9.89	9.89	17.52

(1) Financial information is for the quarter ending December 31, 2001.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Group's capital ratios became more significant. Tangible equity-to-assets ratios for the Holding Company and the Peer Group equaled 7.6 percent and 10.5 percent, respectively, reflecting the more significant impact of goodwill and intangibles on CSBC's balance sheet that was created in connection with the acquisition of Innes Street. However, the Holding Company's pro forma tangible capital position will increase with the addition of stock proceeds and will likely exceed the Peer Group's ratio following the conversion. The increase in CSBC's pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Holding Company's higher pro forma capitalization will also initially depress its return on equity. Both the Holding Company's and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements, with the Peer Group's ratios currently exceeding the Holding Company's ratios. On a pro forma basis, the Holding Company's surpluses will be more comparable to the Peer Group's, as approximately 50.0 percent of the net conversion proceeds will be infused into Citizen Bank as additional capital.

The interest-earning asset compositions for the Holding Company and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for CSBC and the Peer Group. The Peer Group maintained a higher concentration of loans as a percent of assets than CSBC (75.9 percent versus 73.0 percent for the Peer Group), while the Holding Company's cash and investments-to-assets ratio was also slightly lower than the comparable ratio for the Peer Group (19.4 percent versus 20.4 percent for the Peer Group). Overall, CSBC's interest-earning assets amounted to 92.4 percent of assets, which was somewhat below the comparable Peer Group ratio of 96.3 percent. Goodwill and intangibles, equal to 2.0 percent of assets at March 31, 2002, and the cash value of life insurance policies, equal to 1.5 percent of assets at March 31, 2002, were factors that accounted for the Holding Company's lower ratio of interest-earning assets.

CSBC's funding liabilities reflected some differences relative to that of the Peer Group's funding composition. The Holding Company's deposits equaled 79.4 percent of assets, which was above the Peer Group average of 67.5 percent. Comparatively, borrowings accounted for a lower portion of the Holding Company's interest-bearing funding composition, as reflected by borrowings-to-assets ratios of 9.3 percent and 23.1 percent for CSBC and the Peer Group, respectively. Total interest-bearing liabilities maintained as a percent of assets equaled 88.7 percent and 88.2 percent for CSBC and the Peer Group, respectively.

A key measure of balance sheet strength for a thrift institution is its interest-earning assets to interest-bearing liabilities ("IEA/IBL") ratio. Presently, the Holding Company's IEA/IBL ratio is lower than the Peer Group's ratio, based on respective ratios of 104.2 percent and 109.2 percent. The additional capital realized from stock proceeds should provide CSBC with an IEA/IBL ratio that is more comparable to the Peer Group's IEA/IBL ratio, as the increase in capital realized from CSBC's stock offering will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items, based on annual growth for the twelve months ended March 31, 2002. Asset growth rates of positive 65.3 percent and positive 7.8 percent were posted by the Holding Company and the Peer Group, respectively, with the Holding Company's significantly higher growth rate supported by the growth realized from the acquisition of Innes Street. CSBC's asset growth was realized through a 96.4 percent increase in loans, as the funding of the cash acquisition resulted in a slight decline in the cash and investments balance. Comparatively, asset growth for the Peer Group showed growth in loans and cash and investments, with a higher growth rate indicated for cash and investments. Overall, the growth provided by the Innes Street acquisition should support greater earnings growth relative to the earnings growth generated from the Peer Group's asset growth measures. Following the conversion, CSBC's leverage capacity will be somewhat greater than the Peer Group's.

Deposit growth for the Holding Company funded asset growth as well as a reduction in borrowings, while growth in both deposits and borrowings were utilized to fund the Peer Group's asset growth. The Holding Company's significantly higher deposit growth rate of 95.2 percent, versus 12.5 percent for the Peer Group, was again supported by acquisition related growth. Capital growth rates posted by the Holding Company and the Peer Group equaled positive 4.2 percent and positive 1.0 percent, respectively. Factors contributing to the Holding Company's higher capital growth rate, despite a lower return on average assets ratio, included maintenance of a lower capital position and the payment of cash dividends on only the shares held by the public stockholders. However, more significantly, as the result of the goodwill and intangibles created by the acquisition of Innes Street, the Holding Company experienced a 17.3 percent decline in tangible net worth for the twelve month period, versus a 1.6 percent increase recorded by the Peer Group. The increase in capital realized from conversion proceeds, as well as dividend payments on 100 percent of the stock outstanding will be limiting factors on the Holding Company's capital growth rate initially following the stock offering.

Income and Expense Components

CSBC and the Peer Group reported net income to average assets ratios of 0.65 percent and 0.90 percent, respectively (see Table 3.3), based on earnings for the twelve months ended March 31, 2002, unless indicated otherwise for the Peer Group companies. A higher net interest margin and a lower level of operating expenses primarily accounted for the Peer Group's higher return, which was partially offset by the Holding Company's lower loss provisions, higher level of non-interest operating income and lower effective tax rate. As set forth in Chapter I, earnings ratios for the Holding Company are based on average assets calculated on quarter end assets over the past five quarters, of which two quarters included the higher asset balance that resulted from the acquisition of Innes Street. However, since the acquisition became effective on December 31, 2001, the earnings for the twelve month period ending March 31, 2002 includes only one quarter of the incremental increase in earnings that was provided by the acquisition of Innes Street. Accordingly, in assessing CSBC's earnings strength relative to the Peer Group's, the downward effect on the Holding Company's return on assets ratio as well as its other income and expense ratios will be taken into consideration in the valuation adjustments applied in Chapter IV.

The Peer Group's stronger net interest margin resulted from a higher interest income ratio, which was partially offset by the Holding Company's lower interest expense ratio. The Peer Group's higher interest income ratio was realized through maintaining a higher yield on interest-earning assets (6.63 percent versus 6.42 percent for the Holding Company) and a higher level of interest-earning assets as a percent of total assets (96.3 percent versus 92.4 percent for the Holding Company). The lower interest expense ratio posted by the Holding Company was

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2002

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Citizens South Banking Corp. March 31, 2002	0.65	5.42	2.89	2.53	0.05	2.49	0.15	0.00	0.83	0.98	2.44	0.11	0.03	0.00	6.42	3.82	2.60	4,618	31.88
All Public Companies	0.84	6.74	3.66	3.08	0.17	2.91	0.07	0.01	0.47	0.55	2.32	0.04	0.17	-0.02	6.71	4.01	2.71	4,582	34.13
State of NC	0.75	6.85	3.77	3.08	0.07	3.00	0.09	0.00	0.21	0.29	2.22	0.00	0.08	0.00	3.59	2.17	1.42	4,556	35.24
Comparable Group Average	0.90	6.94	3.77	3.17	0.19	2.97	0.02	0.00	0.42	0.44	2.15	0.05	0.11	0.00	6.63	4.00	2.62	4,070	34.25
Mid-West Companies	0.92	6.87	3.67	3.21	0.23	2.98	0.01	0.00	0.35	0.36	2.02	0.07	0.10	0.00	6.30	3.80	2.50	4,373	34.83
South-East Companies	0.85	7.10	4.02	3.08	0.11	2.97	0.05	-0.01	0.57	0.61	2.46	0.00	0.14	0.00	7.36	4.46	2.90	3,389	33.22
Comparable Group																			
Mid-West Companies																			
CFSB Citizens First Fin Corp. of IL	0.65	7.05	4.07	2.98	0.25	2.72	0.00	0.08	0.35	0.43	2.29	0.00	0.22	0.00	7.36	4.54	2.82	3,898	39.71
EFC EFC Bancorp, Inc of Elgin IL	0.81	6.81	3.78	3.02	0.10	2.92	0.06	0.00	0.31	0.37	2.10	0.00	0.03	0.00	7.02	4.30	2.72	5,254	33.97
FCAP First Capital, Inc. of IN(1)	1.17	7.13	3.70	3.43	0.02	3.40	0.00	0.00	0.58	0.58	2.22	0.00	0.05	0.00	7.41	4.26	3.15	2,746	35.61
FSFF First SecurityFed Fin of IL(3)	1.75	7.01	2.95	4.06	0.03	4.03	0.00	0.00	0.18	0.18	1.52	0.00	0.00	0.00	0.00	0.00	0.00	3,995	NM
GFED Guaranty Fed Bancshares of MO(3)	0.81	6.13	3.32	2.82	0.07	2.75	0.04	0.00	0.43	0.47	2.36	0.00	0.37	0.00	6.31	3.83	2.49	4,023	34.17
HMNF HMN Financial, Inc. of MN	0.81	6.77	3.83	2.94	0.24	2.71	0.00	-0.09	0.42	0.33	2.22	0.03	0.31	0.00	7.02	4.31	2.70	3,823	31.18
HFBC HopFed Bancorp of KY	0.86	6.63	3.51	3.12	0.09	3.03	0.00	0.00	0.28	0.28	1.45	0.00	-0.56	0.00	6.76	4.25	2.51	5,409	34.46
LSBI LSB Fin. Corp. of Lafayette IN	0.81	7.24	4.20	3.04	0.17	2.88	0.00	0.00	0.48	0.48	2.41	0.00	0.29	0.00	7.50	4.59	2.91	3,247	34.72
PCBI Peoples Community Bcrp. of OH	0.64	7.07	3.63	3.44	1.09	2.35	0.00	0.00	0.14	0.14	1.59	0.59	0.19	0.00	7.35	4.12	3.23	6,962	NM
South-East Companies																			
ANA Acadiana Bancshares, Inc of LA	0.68	6.92	3.91	3.01	0.05	2.96	0.01	-0.02	0.33	0.33	2.40	0.00	0.19	0.00	7.18	4.30	2.88	3,906	36.73
CFFC Community Fin. Corp. of VA(1)	1.00	7.57	3.92	3.65	0.14	3.51	0.00	0.00	1.13	1.13	3.31	0.01	0.09	0.00	7.85	4.41	3.44	2,450	28.87
COOP Cooperative Bancshares of NC	0.82	6.92	4.01	2.91	0.15	2.76	0.17	-0.01	0.30	0.47	2.14	0.00	0.17	0.00	7.18	4.35	2.83	4,060	35.24
FFBH First Fed. Bancshares of AR	0.88	6.99	4.23	2.75	0.12	2.64	0.00	0.00	0.50	0.50	1.97	0.00	0.13	0.00	7.24	4.79	2.45	3,142	32.06

(1) Financial information is for the quarter ending December 31, 2001.
(3) Income and expense information has been annualized from available financial information.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

supported by its lower cost of funds (3.82 percent versus 4.00 percent for the Peer Group), as CSBC and the Peer Group maintained comparable levels of interest-bearing liabilities as a percent of assets (88.7 percent versus 88.2 percent for the Peer Group). Overall, CSBC and the Peer Group reported net interest income to average assets ratios of 2.53 percent and 3.17 percent, respectively.

In another key area of core earnings strength, the Holding Company maintained a higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Holding Company and the Peer Group reported operating expense to average assets ratios of 2.55 percent and 2.20 percent, respectively. The Holding Company's higher operating expense ratio was in part attributable to the more significant impact of goodwill amortization on CSBC's earnings. Another factor contributing to the Holding Company's higher operating expense ratio was maintenance of a funding composition with a higher concentration of deposits, which are more costly to service than borrowings. Notwithstanding the Peer Group's lower operating expense ratio, the Holding Company was slightly more efficient than Peer Group in terms of number of employees maintained relative to asset size. Assets per full time equivalent employee equaled $4.6 million for the Holding Company, versus a comparable measure of $4.1 million for the Peer Group. On a post-offering basis, the Holding Company's operating expenses can be expected to increase with the addition of the stock benefit plans that will implemented in connection with the second step conversion offering. At the same time, CSBC's capacity to leverage operating expenses will be greater following the increase in capital realized from the infusion of net conversion proceeds.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Holding Company earnings strength was less favorable than the Peer Group's. Expense coverage ratios posted by CSBC and the Peer Group equaled 0.99x and 1.44x, respectively. An expense coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

Sources of non-interest operating income provided a more significant contribution to the Holding Company's earnings, with such income amounting to 0.98 percent and 0.44 percent of CSBC's and the Peer Group's average assets, respectively. While CSBC's higher concentration of deposits funding assets contributed to its higher operating expense ratio, the fees generated from the deposits also contributed to its higher level of non-interest operating income. Taking non-interest operating income into account in comparing the Holding Company's and the Peer Group's earnings, CSBC's efficiency ratio of 69.5 percent was less favorable than the Peer Group's efficiency ratio of 59.6 percent.

Loan loss provisions had a larger impact on the Peer Group's earnings, amounting to 0.19 percent and 0.05 percent of the Peer Group's and CSBC's average assets, respectively. The higher level of loss provisions indicated for the Peer Group average was largely the result of the significant loss provisions established by one company in the Peer Group, Peoples Community Bancorp of Ohio, which established loss provisions equal to 1.09 percent of average assets.

Net gains made a slightly larger contribution to the Peer Group's earnings, with such gains amounting to 0.11 percent and 0.03 percent of average assets for the Peer Group and CSBC, respectively. Given the less predictable and more non-recurring nature of gains and losses resulting from the sale of loans and investments, as well as other assets, the net gains reflected in the Holding Company's and the Peer Group's earnings will be discounted in evaluating the relative strengths and weaknesses of their respective earnings. Extraordinary items were not a factor in either the Holding Company's or the Peer Group's earnings.

Taxes were a slightly larger factor in the Peer Group's earnings, as CSBC and the Peer Group posted effective tax rates of 31.88 percent and 34.25 percent, respectively.

Loan Composition

Table 3.4 presents data related to the loan composition of CSBC and the Peer Group. In comparison to the Peer Group, the Holding Company's loan portfolio composition reflected a lower concentration in the aggregate of 1-4 family residential mortgage loans and mortgage-backed securities (47.4 percent versus 53.6 percent for the Peer Group). A higher concentration of 1-4 family loans substantially accounted for the Peer Group's higher ratio, as CSBC and the

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of March 31, 2002

Institution	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
	Portfolio Composition as a Percent Assets								
Citizens South Banking Corp.	5.19	42.20	4.97	5.95	7.04	14.80	64.77	39,758	498
All Public Companies	12.46	41.38	4.14	13.74	4.52	3.77	59.85	449,098	4,056
State of NC	4.01	56.58	9.34	12.25	1.22	2.20	62.59	26,306	0
Comparable Group Average	5.43	48.18	7.43	14.11	3.04	3.95	64.56	28,246	372
Comparable Group									
ANA Acadiana Bancshares, Inc of LA	15.71	52.31	3.95	9.22	4.03	6.56	58.92	13,662	47
CFSB Citizens First Fin Corp. of IL	3.49	38.67	19.29	15.93	0.93	5.92	69.30	104,201	847
CFFC Community Fin. Corp. of VA(1)	0.00	46.91	7.78	20.77	5.84	4.82	78.17	3,845	2
COOP Cooperative Bancshares of NC	2.40	48.13	13.43	15.46	1.57	2.89	71.34	52,611	0
EFC EFC Bancorp, Inc of Elgin IL	1.83	56.63	2.31	15.11	0.27	2.22	66.60	0	0
FCAP First Capital, Inc. of IN(1)	2.47	49.74	4.28	6.01	7.06	4.62	57.17	10,061	124
FFBH First Fed. Bancshares of AR	0.00	48.64	2.12	7.40	7.20	3.39	57.26	366	0
FSFF First SecurityFed Fin of IL	5.48	49.20	3.30	13.83	0.32	0.00	52.97	0	0
GFED Guaranty Fed Bancshares of MO	1.06	48.21	9.59	24.53	1.47	2.83	76.22	87,078	727
HMNF HMN Financial, Inc. of MN	9.21	48.13	6.44	11.33	2.21	7.57	64.89	0	2,284
HFBC HopFed Bancorp of KY	26.01	37.51	2.52	6.39	6.41	5.02	56.44	0	0
LSBI LSB Fin. Corp. of Lafayette IN	0.84	49.19	7.48	22.17	1.78	2.75	72.54	95,368	809
PCBI Peoples Community Bcrp. of OH	2.10	53.10	14.03	15.24	0.36	2.70	57.46	0	0

(1) Financial information is for the quarter ending December 31, 2001.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Peer Group maintained comparable ratios of mortgage-backed securities (5.2 percent of assets versus 5.4 percent for the Peer Group). Loans serviced for others represented a slightly larger off-balance sheet item for the Holding Company, equaling $39.8 million and $28.2 million for CSBC and the Peer Group, respectively. However, both the Holding Company's and the Peer Group's relatively low balances of loans serviced for others imply an operating philosophy of typically retaining 1-4 family loan originations for investment or, as is the case with CSBC, not retaining the servicing on fixed rate loan originations either through selling the loans servicing released or closing the loans in a third party name. The Holding Company's and the Peer Group's low balance of loans serviced for others translated into modest balances of servicing intangibles, as servicing assets equaled 0.11 percent and 0.08 percent of the Holding Company's and the Peer Group's assets, respectively.

Diversification into higher risk types of lending was more significant for Holding Company, largely on the basis of its greater diversification into consumer loans. However, the major potion of the Holding Company's consumer loan portfolio consists of loans secured by 1-4 family properties, which are generally viewed as lower credit risk loans compared to consumer loans that are secured by other types of collateral or are unsecured personal loans. Consumer loans equaled 14.8 percent of the Holding Company's assets, which was significantly above the comparable Peer Group ratio of 4.0 percent. The Peer Group's lending diversification consisted primarily of commercial real estate/ multi-family loans and construction/land loans, with those portfolios equaling 14.1 percent and 7.4 percent of assets, respectively. Beyond consumer loans, lending diversification for the Holding Company consisted primarily of commercial business loans (7.0 percent of assets) and commercial real/multi-family loans (6.0 percent of assets). Commercial business loans represented a minor area of lending diversification for the Peer Group, equaling 3.0 percent of assets. Overall, the Holding Company's more significant lending diversification and the Peer Group's higher concentration of loans comprising total assets translated into comparable risk-weighted assets-to-assets ratios of 64.8 percent for CSBC and 64.6 percent for the Peer Group, with both ratios exceeding the comparable ratio for all publicly-traded companies of 59.9 percent. Both the Holding Company's and the Peer Group's loan portfolio compositions indicated more significant lending diversification into higher risk types of lending compared to all publicly-traded thrifts, on average.

Interest Rate Risk

Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Holding Company versus the Peer Group. In terms of balance sheet composition, CSBC's interest rate risk characteristics were considered to be less favorable than the Peer Group's, as implied by the Peer Group's higher tangible equity-to-assets and IEA/IBL ratios. A lower level of non-interest earning assets also represented an advantage for the Peer Group with respect to limiting interest rate risk associated with the balance sheet. On a pro forma basis, the infusion of stock proceeds should serve to provide the Holding Company with tangible equity-to-assets and IEA/IBL ratios that are more comparable to the Peer Group's ratios, although the Holding Company will continue to maintain a higher ratio of non-interest earning assets compared to the Peer Group.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for CSBC and the Peer Group. In general, the relative fluctuations in the Holding Company's and the Peer Group's net interest income to average assets ratios implied there was a greater degree of interest rate risk associated with the Holding Company's net interest income, based on the greater volatility indicated for the quarterly changes in CSBC's net interest income measures. The stability of the Holding Company's net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of CSBC's assets. Additionally, the significant changes indicated in the Holding Company's quarterly net interest income ratios for the quarters ending December 31, 2001 and March 31, 2002 were mostly related to the impact of the purchase accounting acquisition of Innes Street, as opposed to interest rate fluctuations impacting yields and costs. Accordingly, going forward, quarterly changes in the Holding Company's net interest income ratios should be more comparable to the Peer Group measures.

Credit Risk

The Holding Company's credit risk exposure appears to be somewhat similar to the Peer Group's, on average, based on their comparable ratios of non-performing assets and reserves as a

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.5
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of March 31, 2002 or Most Recent Date Available

		Balance Sheet Measures			Quarterly Change in Net Interest Income					
Institution		Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	03/31/02	12/31/01	09/30/01	06/30/01	03/31/01	12/31/00
					(change in net interest income is annualized in basis points)					
Citizens South Banking Corp.		7.6	104.2	7.6	135	-59	6	-14	-29	-9
All Public Companies		9.7	108.3	4.2	4	8	1	2	-0	-1
State of NC		9.3	108.2	3.3	36	-9	6	3	-2	-11
Comparable Group Average		10.5	109.5	3.7	19	6	6	5	5	-3
Comparable Group										
ANA	Acadiana Bancshares, Inc of LA	8.5	104.1	5.4	-24	25	15	-0	-0	6
CFSB	Citizens First Fin Corp. of IL	8.8	106.6	3.9	14	18	-3	-20	NA	NA
CFFC	Community Fin. Corp. of VA(1)	10.2	108.9	3.7	NA	11	14	32	21	8
COOP	Cooperative Bancshares of NC	7.4	103.6	4.6	36	-9	2	1	-4	-8
EFC	EFC Bancorp, Inc of Elgin IL	9.9	108.2	4.2	7	14	8	4	-4	4
FCAP	First Capital, Inc. of IN(1)	11.8	110.4	3.5	NA	9	-3	3	-1	1
FFBH	First Fed. Bancshares of AR	10.4	108.0	4.1	30	1	8	9	8	-14
FSFF	First SecurityFed Fin of IL	16.9	119.6	2.2	NA	NA	4	2	-13	14
GFED	Guaranty Fed Bancshares of MO	11.6	111.6	3.0	-4	-7	NA	NA	-25	4
HMNF	HMN Financial, Inc. of MN	9.6	109.5	3.7	-6	29	-5	1	9	1
HFBC	HopFed Bancorp of KY	14.7	116.8	1.9	69	-28	-4	-19	28	-27
LSBI	LSB Fin. Corp. of Lafayette IN	8.2	105.9	3.4	8	34	-7	-8	3	-19
PCBI	Peoples Community Bcrp. of OH	8.1	110.0	3.9	58	-26	48	59	40	NA

(1) Financial information is for the quarter ending December 31, 2001.
NA-Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

percent of non-performing assets. As shown in Table 3.6, the Holding Company's ratio of non-performing assets and accruing loans that are more than 90 days past due equaled 0.71 percent of assets, which approximated the comparable Peer Group ratio of 0.70 percent. The Holding Company maintained a lower non-performing loans/loans ratio than the Peer Group (0.45 percent versus 0.77 percent for the Peer Group), as real estate owned comprised a higher portion of the Holding Company's non-performing assets balance (0.38 percent of assets versus 0.06 percent of assets for the Peer Group). The Holding Company and the Peer Group maintained comparable levels of loss reserves as a percent of non-performing assets and accruing loans that are more than 90 days past due (95.9 percent versus 107.3 percent for the Peer Group) and as a percent of non-performing loans (208.1 percent versus 192.1 percent for the Peer Group). Loss reserves maintained as percent of loans were slightly higher for the Holding Company, equaling 0.93 percent and 0.76 percent of loans receivable for the Holding Company and the Peer Group, respectively. Net loan charge-offs were not considered to be material for either the Holding Company or the Peer Group.

<u>Summary</u>

Based on the above analysis and the criteria employed in the selection of the companies for the Peer Group, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of CSBC. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.6
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of March 31, 2002 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Citizens South Banking Corp.	0.38	0.71	0.45	0.93	208.13	95.91	208	0.06
All Public Companies	0.09	0.65	0.93	0.98	206.35	161.70	378	0.15
State of NC	0.13	0.35	0.17	0.47	481.74	103.73	108	0.12
Comparable Group Average	0.06	0.70	0.77	0.76	192.13	107.29	80	0.11
Comparable Group								
ANA Acadiana Bancshares, Inc of LA	0.00	NA	NA	1.10	NA	NA	281	0.50
CFSB Citizens First Fin Corp. of IL	0.22	2.35	1.82	0.83	45.51	28.21	165	0.23
CFFC Community Fin. Corp. of VA(1)	0.00	0.58	NA	NA	NA	112.53	25	0.00
COOP Cooperative Bancshares of NC	0.26	0.49	0.08	0.69	866.22	114.05	213	0.23
EFC EFC Bancorp, Inc of Elgin IL	0.00	0.50	0.64	0.45	69.94	69.94	0	0.00
FCAP First Capital, Inc. of IN(1)	0.05	0.52	0.39	0.54	NA	109.58	48	0.09
FFBH First Fed. Bancshares of AR	0.05	0.42	0.55	0.24	44.80	39.46	136	0.12
FSFF First SecurityFed Fin of IL	0.00	0.30	NA	0.94	NA	215.38	36	0.05
GFED Guaranty Fed Bancshares of MO	0.14	0.72	0.73	0.82	113.05	91.89	54	0.07
HMNF HMN Financial, Inc. of MN	0.00	0.69	NA	0.98	NA	89.49	59	0.05
HFBC HopFed Bancorp of KY	0.00	0.16	NA	0.53	NA	213.32	4	0.01
LSBI LSB Fin. Corp. of Lafayette IN	0.01	0.75	0.89	0.61	69.18	68.33	14	0.02
PCBI Peoples Community Bcrp. of OH	0.01	0.94	1.04	1.42	136.24	135.25	0	0.00

(1) Financial information is for the quarter ending December 31, 2001.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine CSBC's estimated pro forma market value of the common stock to be issued in conjunction with the conversion transaction. The valuation incorporates the appraisal methodology promulgated by the OTS, particularly regarding selection of the Peer Group, fundamental analysis on both the Holding Company and the Peer Group, and determination of the Holding Company's pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines, originally released in October 1983 and updated in late-1994, specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. The valuation methodology provides for: (1) the selection of a peer group of comparable publicly-traded institutions, excluding from consideration institutions which have recently converted, subject to acquisition or are in MHC form; (2) a financial and operational comparison of the subject company to the selected peer group, identifying key differences and similarities; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that such analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

The pro forma market value determined herein is a preliminary value for the Holding Company's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in the Holding Company's operations and financial condition; (2) monitor the Holding Company's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase) both regionally and nationally. If material changes should occur prior to closing the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Holding Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including CSBC's value, or CSBC's value alone. To the extent a change in factors impacting the Holding Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Holding Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Holding Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of CSBC coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value, because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Holding Company's and the Peer Group's financial strength are noted as follows:

- Overall A/L Composition. Loans funded by retail deposits were the primary components of both CSBC's and the Peer Group's balance sheets. The Peer Group's interest-earning asset composition exhibited a slightly higher concentration of loans, while CSBC's loan portfolio composition exhibited a greater degree of diversification into higher risk and higher yielding types of loans. Overall, the Holding Company's and the Peer Group's asset compositions translated into similar risk weighted assets-to-assets ratios, which both exceeded the comparable ratio for all publicly-traded thrifts. CSBC's funding composition reflected a higher level of deposits and a lower level of borrowings than the comparable Peer Group ratios. Overall, as a percent of assets, the Holding Company maintained a lower level of interest-earning assets and a comparable level of interest-bearing liabilities relative to the Peer Group's measures, which resulted in a higher IEA/IBL ratio for the Peer Group. The infusion of stock proceeds should serve to increase the Holding Company's IEA/IBL ratio to a ratio that is more comparable to the Peer Group's ratio, although the Holding Company will continue to maintain a higher level of non-interest earning assets compared to the Peer Group, which is due in part to the larger impact of goodwill and intangibles on the Holding Company's balance sheet. For valuation purposes, RP Financial concluded that a slight downward adjustment was warranted for the Holding Company's overall asset/liability composition.

- Credit Quality. The Holding Company and the Peer Group maintained comparable non-performing assets-to-assets ratios and comparable reserves as a percent of non-performing assets and non-performing loans, while the Holding Company maintained higher loss reserves as a percent of net loans receivable. CSBC and the Peer Group maintained similar risk weighted assets-to-assets ratios and net charge-offs were not a material factor for either CSBC or the Peer Group.

Overall, in comparison to the Peer Group, the Holding Company's- measures imply a comparable degree of credit exposure and, thus, RP Financial concluded that no adjustment was warranted for the Holding Company's credit quality.

- <u>Balance Sheet Liquidity</u>. The Holding Company operated with a slightly lower level of cash and investment securities relative to the Peer Group (19.4 percent of assets versus 20.4 percent for the Peer Group). Following the infusion of stock proceeds, the Holding Company's cash and investments ratio is expected to increase as the proceeds retained at the Holding Company level are anticipated to be initially deployed into investments. CSBC's future borrowing capacity was considered to be slightly greater than the Peer Group's, in light of the higher level of borrowings currently maintained by the Peer Group. However, both the Holding Company and the Peer Group were considered to have ample borrowing capacities. Overall, balance sheet liquidity for the Holding Company was considered to be comparable to the Peer Group and, thus, RP Financial concluded that no adjustment was warranted for this factor.

- <u>Funding Liabilities</u>. Retail deposits served as the primary interest-bearing source of funds for the Holding Company and the Peer Group, with borrowings being utilized to a greater degree by the Peer Group. The Holding Company's overall funding composition provided for a lower cost of funds than maintained by the Peer Group. In total, the Holding Company maintained a similar level of interest-bearing liabilities than the Peer Group. Following the stock offering, the infusion of stock proceeds can be expected to support an increase in the Holding Company's capital ratio and a resulting decline in the level of interest-bearing liabilities maintained as a percent of assets to a ratio that is lower than Peer Group's ratio. Overall, RP Financial concluded that a slight upward adjustment was warranted for CSBC's funding composition.

- <u>Capital</u>. The Holding Company operates with a lower pre-conversion capital ratio than the Peer Group, with the gap becoming more significant on a tangible capital basis. After factoring in stock proceeds, the Holding Company's tangible capital position is expected to exceed the Peer Group's ratio. The Holding Company's higher pro forma capital position implies greater leverage capacity, lower dependence on interest-bearing liabilities to fund assets and greater capacity to absorb unanticipated losses. Overall, RP Financial concluded that a slight upward adjustment was warranted for the Holding Company's pro forma capital position.

On balance, CSBC's balance sheet strength was considered to be more favorable than the Peer Group's, as implied by the Holding Company's more favorable funding composition and pro forma capital strength. The upward adjustment applied for the Holding Company's balance sheet strength was partially negated by the Peer Group's more favorable overall asset/liability composition. Accordingly, we concluded that a slight upward valuation adjustment was warranted for the Holding Company's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. The Holding Company recorded lower earnings on a ROAA basis (0.65 percent of average assets versus 0.90 percent for the Peer Group). A stronger net interest margin and lower level of operating expenses largely accounted for the Peer Group's more favorable reported earnings. A higher level of net gains was also a factor that contributed to the Peer Group's higher return. A higher level of non-interest operating income, lower loss provisions and a lower effective tax rate represented earnings advantages for the Holding Company. Reinvestment of stock proceeds into interest-earning assets will serve to increase the Holding Company's earnings, with the benefit of reinvesting proceeds expected to be slightly offset by higher operating expenses associated with implementation of the stock benefit plans. The Holding Company's earnings will also benefit from the increase in earnings provided by the acquisition of Innes Street, as the impact of the acquisition is included in only one quarter of the Holding Company's earnings for the twelve months ended March 31, 2002. Overall, after factoring the pro forma impact of the conversion and the acquisition of Innes Street, CSBC's lower reported earnings warranted a slight downward adjustment for valuation purposes.

- Core Earnings. Both the Holding Company's and the Peer Group's earnings were derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income. In these measures, the Holding Company operated with a lower net interest margin, a higher operating expense ratio and a higher level of non-interest operating income. The Holding Company's lower net interest margin and higher level of operating expenses translated into a lower expense coverage ratio (0.99x versus 1.44x for the Peer Group). Likewise, as the result of the Holding Company's lower net interest margin and higher level of operating expenses, the Peer Group's efficiency ratio was more favorable than the Holding Company's (59.6 percent versus 69.5 percent for the Holding Company). Loss provisions had a slightly larger impact on the Peer Group's earnings. Overall, these measures, as well as the expected earnings benefits the Holding Company should realize from the redeployment of stock proceeds into interest-earning assets and the acquisition of Innes Street, indicated that CSBC's core earnings were not as strong as the Peer Group's and a slight downward adjustment was warranted for the Holding Company's core earnings.

- Interest Rate Risk. Quarterly changes in the Holding Company's and the Peer Group's net interest income to average assets ratios indicated a greater degree of volatility in the Holding Company's net interest margin, which was mostly related to the net interest margin impact resulting from the acquisition of Innes Street. Other measures of interest rate risk, such as capital ratios, IEA/IBL ratios, and the level of non-interest earning assets-to-total assets were more favorable for the Peer Group, thereby indicating a lower dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the Holding Company's capital position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds and should approximate the Peer Group's ratios, although the Holding Company's pro forma ratio of non-interest earning assets will continue to exceed the Peer Group's ratio. Accordingly, RP Financial concluded that a slight downward adjustment was warranted for the higher degree of interest rate risk exposure associated with the Holding Company's earnings.

- Credit Risk. Loan loss provisions were a larger factor in the Peer Group's earnings (0.19 percent of average assets versus 0.05 percent for the Holding Company). In terms of future exposure to credit quality related losses, both the Holding Company's and the Peer Group's operating strategies and credit quality measures indicated comparable credit risk exposure. Lending diversification into higher risk types of loans was slightly greater for the Holding Company, while the Peer Group maintained a slightly higher ratio of total loans-to-assets. The Holding Company's and the Peer Group's credit quality measures indicated similar ratios of non-performing assets-to-assets and comparable reserve coverage ratios as a percent of non-performing assets and non-performing loans. The Holding Company maintained slightly higher reserves as a percent of loans receivable. Overall, RP Financial concluded that no adjustment was warranted for this factor.

- Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Holding Company's acquisition of Innes Street will facilitate earnings growth above the earnings growth that will be provided by the lower asset and loan growth measures indicated for Peer Group. Second, following the infusion of stock proceeds, the Holding Company's earnings growth potential with respect to leverage capacity will be greater than the Peer Group's. Lastly, opportunities for lending and deposit growth in the Holding Company's market area are considered to be similar to the primary market areas served by the Peer Group companies in general (see Exhibit III-5). Overall, the Holding Company's earnings growth potential appears to be more favorable than the Peer Group's, and, thus, we concluded that a slight upward adjustment was warranted for this factor.

- o Return on Equity. The Holding Company's return on equity will be-below the comparable averages for the Peer Group and the industry, owing to CSBC's higher pro forma capital position and lower core earnings. In view of the lower capital growth rate that will be imposed by CSBC's lower ROE, we concluded that a moderate downward adjustment was warranted for the Holding Company's ROE.

Overall, in light of the Peer Group's more favorable reported and core earnings, greater interest rate risk exposure and expected lower return on equity, which was partially offset by the Holding Company's more favorable earnings growth potential, RP Financial concluded that a slight downward valuation adjustment was warranted for the Holding Company's profitability, growth and viability of earnings.

3. Asset Growth

CSBC's asset growth was significantly higher than the Peer Group's during the period covered in our comparative analysis (65.3 percent growth rate versus 7.8 percent for the Peer Group), which was supported by acquisition related growth. On a pro forma basis, the Holding Company's tangible equity-to-assets ratio is expected to greater than the Peer Group's, resulting in slightly greater leverage capacity for CSBC. The general demographic and competitive nature of the markets served by the Holding Company and the Peer Group are considered to be fairly comparable with respect to opportunities to grow the balance sheet through retail growth. Accordingly, on balance, we believe a slight upward adjustment was warranted for this factor.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Operating in close proximity to Charlotte, the Holding Company faces significant competition for loans and deposits from larger financial institutions, many of which provide a broader array of services and have significantly larger branch networks than maintained by the Holding Company. CSBC's primary market area for deposits and loans is considered to be the Central Piedmont region of North and South Carolina, which includes the North Carolina Counties of Gaston, Rowan, Iredell, Mecklenburg, Cabarrus, Lincoln and Cleveland, and the

South Carolina County of York. In conjunction with the national recession, the regional market served by the Holding Company's experienced an economic slow down, particularly in the manufacturing sector that serves as the basis of the local economy. However, demographic growth trends show favorable population and household growth rates for the market area counties where CSBC maintains a branch presence, particularly in Iredell and Rowan Counties. Per capita and household income measures indicate that the Holding Company operates in a less affluent market area relative to primary market areas served by the Peer Group companies in general.

Overall, the markets served by the Peer Group companies were viewed as having favorable growth characteristics. The primary markets served by the Peer Group companies have on average experienced comparable population growth as Gaston County. With the exception of Cook County in Illinois, which includes the City of Chicago, the population sizes of the markets served by the Peer Group companies were also comparable to Gaston County. The median deposit market share maintained by the Peer Group companies was less than the Holding Company's market share of deposits in Gaston County. In general, the degree of competition faced by the Peer Group companies was considered to be comparable to the competitiveness of the Holding Company's primary market area and the growth potential of the markets served by the Peer Group companies was also considered to be not materially different compared to the potential growth opportunities provided by the Holding Company's primary market area. Summary demographic and deposit market share data for the Holding Company and the Peer Group companies is provided in Exhibit III-5. As shown in Table 4.1, April 2002 unemployment rates for the markets served by the Peer Group companies were lower compared to the Gaston County unemployment rate. On balance, we concluded that no adjustment was appropriate for the Holding Company's market area.

Table 4.1
Market Area Unemployment Rates
Citizens South Banking Corporation and the Peer Group Companies (1)

	County	April 2002 Unemployment
Citizens South - NC	Gaston	7.5%
The Peer Group		
Acadiana Bancshares - LA	Lafayette	3.7%
Citizens First Financial – IL	McLean	2.5
Community Fin. Corp. - VA	Staunton	3.1
Cooperative Bancshares - NC	New Hanover	6.1
EFC Bancorp, Inc. - IL	Kane	6.3
First Capital, Inc. - IN	Harrison	3.7
First Federal Bancshares – AR	Boone	5.6
First SecurityFed Financial - IL	Cook	6.8
Guaranty Federal Bancshares – MO	Greene	3.8
HMN Financial, Inc. – MN	Olmsted	3.7
HopFed Bancorp – KY	Christian	4.6
LSB Financial Corp. – IN	Tippecanoe	3.6
Peoples Community Bancorp – OH	Butler	4.2

(1)Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5. Dividends

The Holding Company has indicated its intention to pay an annual cash dividend. At this time, the Holding Company has indicated that the annual dividend payment will approximate $0.20 per share at the midpoint of the valuation range, which would provide for a yield of 2.0 percent based on the $10.00 per share initial offering price. As set forth in the prospectus, the indicated annual dividend would range from $0.23 per share at the minimum of the valuation range to $0.15 per share at the supermaximum of the valuation range. The Holding Company's indicated dividend following the conversion is intended to preserve the current per share dividend amount of $0.32 per share received by the public stockholders, adjusted to reflect the exchange ratio. However, future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Twelve of the 13 Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.45 percent to 3.78 percent. The average dividend yield on the stocks of the Peer Group institutions was 2.43 percent as of June 14, 2002, representing an average core earnings payout ratio of 37.79 percent. As of June 14, 2002, approximately 88 percent of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1) exhibiting an average yield of 2.28 percent and an average payout ratio of 33.67 percent. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

The Holding Company's indicated dividend provides for a yield and payout ratio that are fairly consistent with the comparable Peer Group averages. Likewise, based on the Holding Company's pro forma earnings and capital, the Holding Company's dividend paying capacity is considered to be comparable to the Peer Group's. On balance, we concluded that no adjustment was warranted for purposes of dividends relative to the Peer Group.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets, eleven of the Peer Group members trade on the NASDAQ system and two trade on the AMEX. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $26.2 million to $90.6 million as of June 14, 2002, with an average market value of $52.1 million. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from approximately 1.2 million to 4.6 million, with average shares outstanding of approximately 2.9 million. The Holding Company's pro forma market value is expected to be comparable to the Peer Group's average market capitalization, while CSBC's pro forma shares outstanding should be at the high end of the range of shares outstanding maintained by the Peer Group companies. It is anticipated that the Holding

Company's stock will be quoted on the NASDAQ National Market System. Overall, we anticipate that the Holding Company's stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7. Marketing of the Issue

We believe that four separate markets need to be considered for thrift stocks such as CSBC coming to market: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company; (3) the thrift acquisition market for thrift franchises in North Carolina; and (4) the market for the public stock of CSBC. All of these markets were considered in the valuation of the Holding Company's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. As the result of profit warnings and growing concerns about the corporate earnings outlook, stocks moved lower in mid-June 2001. Technology stocks experienced the most significant selling pressure, as evidenced by a seven-day losing streak in the NASDAQ from June 8 through June 18, 2001. Speculation of another rate cut by the Federal Reserve at its late-June meeting provided for a relatively flat market ahead of the policy meeting. Stocks reacted mildly to the 0.25 percent rate cut implemented by the Federal Reserve in late-June and continued to trade in a narrow range to close out the second quarter. Generally weak second quarter earnings and growing uncertainty of an economic recovery in the second half of the year combined to pull stocks lower during most of July.

Weak economic data and more bad earnings news from the technology sector continued to pressure stocks lower during the first half of August 2001. The Federal Reserve's 0.25 percent rate cut at its mid-August meeting did little to lift the sagging stock market, as stocks tumbled sharply on the Federal Reserve's gloomy outlook for the economy. News that consumer confidence declined for the second month in a row in August and second quarter GDP growth of 0.2 percent was the slowest growth in eight years served to sharpen the sell-off in late August, reflecting growing pessimism about the chances of a near term economic recovery. The stock market continued to slump in early-September, as the sharp increase in August unemployment sparked a broad-based sell-off.

On September 11, 2001, all major financial markets closed in the wake of the terrorist attack on the World Trade Center and remained closed for the balance of the week. Prior to the resumption of trading on September 17, 2001, the Federal Reserve cut short-term rates by 0.50 percent as an attempt to provide support to the stock market. However, stocks sank sharply in the first day of trading after the terrorist attack, with some of the most significant losses occurring in the airline, travel and insurance stocks. Fears over an extended war on terrorism and further erosion of the nation's weakening economy extended the sell-off through the remainder of the week, as blue chip stocks posted their biggest weekly loss since the Depression. For the week ended September 21, 2001, the Dow Jones Industrial Average ("DJIA") dropped nearly 1,370 points or 14.3 percent. On September 24, 2001, stocks posted their first gains since the terrorist attack, as the DJIA regained approximately 25 percent of the prior week's losses with a one-day increase in the average of 368 points or 4.5 percent. Stocks continued to rebound through the end of September, regaining approximately half of the decline recorded in the first week of trading following the terrorist attack.

The positive trend in the broader stock market generally prevailed through most of October 2001, despite a continuation of bad economic news. Growing confidence about the

U.S. military attack in Afghanistan and hopes for a turnaround in the economy were factors that contributed to the stock market recovery. Stocks retreated in late-October, amid uncertainties about the job market and a decline in consumer confidence. Anticipation of another rate cut by the Federal Reserve served to lift stocks in early-November and the rally strengthened following the Federal Reserve's implementation of another half point rate cut at its regularly scheduled meeting in early-November. The favorable trend in the broader stock market continued through most of November, as the DJIA achieved a technical definition of a bull market in the third week of November and closed just shy of 10000 at month's end.

In early-December 2001, technology stocks surged higher and the DJIA surpassed the 10000 mark, reflecting growing optimism about an economic recovery. However, the stock market rally ended on news of a larger than expected increase in the November unemployment rate. Fresh concerns about the corporate earnings outlook pushed stocks lower in mid-December, despite the Federal Reserve's eleventh interest rate cut of the year. During the second half of December, stocks generally moved higher on year end buying and favorable economic data that showed surprisingly strong new home construction. Notwithstanding the year end rally, the DJIA closed seven percent lower for the year and the NASDAQ Composite Index declined 21 percent in 2001, providing for the worst two-year performance in the stock market in 23 years.

The stock market began 2002 with a New Year's rally, as investors bet on a forthcoming economic recovery and an upturn in corporate earnings. The momentum of the advance faded in mid-January, reflecting concerns that the markets were pricing in more of a recovery than the economy was showing. The Federal Reserve's decision to leave interest rates unchanged and indications that the economic downturn may be ending provided for a brief rebound in the broader stock market at the end of January. Stock market activity was mixed throughout most of February, as fears that accounting troubles similar to those impacting Enron could affect more companies weighed against hopes for an economic recovery and improved corporate earnings. The DJIA moved back above 10000 in late-February and sustained upward momentum in early-March, as favorable economic news and the Federal Reserve's cautiously optimistic assessment of the economy served to rally the broader market. Stocks traded in a narrow range in mid-March, reflecting uncertainty over the strength of the economic recovery and the possibility of future rate increases by the Federal Reserve. The Federal-Reserve's decision to leave short-term rates unchanged at its mid-March meeting, as well as a shift in its policy directive to a neutral stance from one that favored additional easing, provided for a mixed reaction in the stock market. Stocks moved lower in late-March, reflecting first quarter earnings concerns and the prospect of rising interest rates.

The general stock market declined at the beginning of the second quarter of 2002, reflecting growing concerns about the Mideast conflict. The broader stock market continued to struggle through mid-April, as the result of disappointing first quarter earnings among some of the blue chip stocks and weak earnings forecasts for the balance of 2002. Stocks continued to falter into late-April, primarily on the basis of weak first quarter earnings and growing concerns about the strength of the economic recovery. The extended sell-off prompted a rebound in blue-chip stocks at the end of April, but the rally sputtered on news of a sharper than expected increase in the April unemployment rate. The April 2002 unemployment rate rose to 6.0 percent, its highest level in nearly eight years.

Stocks were largely unchanged by the Federal Reserve's widely anticipated decision to leave rates unchanged at its early-May 2002 meeting, but then rallied sharply higher the day following the meeting on hints from Cisco about a possible business rebound. Favorable economic data in the form of stronger than expected retail sales in April and rising hopes of more upbeat earnings forecast by technology firms supported further advances in stocks during mid-May. The rebound was not sustained in late-May, as profit taking and more terrorism warnings dampened investor enthusiasm for stocks. Market pessimism extended the sell-off in stocks in early-June, reflecting political turmoil abroad, concerns over corporate scandals and more disappointing earnings news from market leaders. As an indication of the general trends in the nation's stock markets over the past year, as of June 14, 2002, the DJIA closed at 9474.21 a decline of 10.8 percent from one year earlier, while the NASDAQ Composite Index stood at 1504.74, a decline of 25.8 percent over the same time period. The Standard & Poors 500 Index closed at 1007.27 on June 14, 2002, a decline of 17.1 percent from a year ago.

The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have outperformed the broader market. Expectations of further rate cuts by the Federal Reserve and stronger second quarter earnings translated into slightly higher thrift prices in early-June 2001. Consolidation among thrift stocks, including Washington Mutual's proposed $5.2 billion acquisition of Dime Bancorp, extended the rally in thrift issues through mid-June. The widely anticipated rate cut by the Federal Reserve at its late-June meeting had little impact on thrift prices, as thrift prices eased lower at the close of the second quarter on profit taking. Generally favorable second quarter earnings realized from strong lending volumes and expansion of the net interest margin served to boost thrift prices during July, in which the strongest gains were again posted by the large-cap issues.

The positive trend in thrift stocks continued to prevail during the first half of August 2001, reflecting a continuation of the favorable interest rate environment and little threat of inflationary pressures. Thrift stocks reacted mildly to the widely anticipated 0.25 percent rate cut by the Federal Reserve in mid-August, which was followed a decline of more than 5.0 percent in the SNL Index for all publicly-traded thrifts in late-August. The decline in the market-cap weighted SNL Index was prompted by news that some of the large publicly-traded thrift lenders were experiencing net interest margin compression. Thrift stocks followed the broader market lower in early-September, reflecting the potential negative implications that a slowdown in consumer spending would have on financial stocks.

In a sharp contrast to the broader market, thrift stocks moved higher on the first day of trading following the terrorist attack. The increase in thrift stocks was attributed to the 0.50 percent rate cut implemented by the Federal Reserve, which provided for a further steepening of the yield curve, and large buyback programs announced by a number of the large-cap thrifts following the Securities and Exchange Commission's decision to waive many of the regulations governing repurchases. However, thrift stocks experienced selling pressure at the end of the week ended September 21, 2001, as investors became wary that the worsening U.S. economy would negatively impact the housing market and related industries as well. Oversold conditions in the thrift sector provided for a positive correction in thrift stocks at the close of September.

Thrift stocks eased lower through mid-October 2001, reflecting expectations that the series of interest rate cuts implemented by the Federal Reserve would be ending soon and the slowing economy would also began to negatively impact residential lenders. The SNL Index dropped sharply in mid-October, as third quarter results for two large-cap issues (Washington Mutual and Golden West Financial) indicated an increase in problem assets. After trading in a narrow range through the balance of October, thrifts stocks rebounded during most of November. Attractive valuations on some of the large-cap issues that had become oversold and another rate cut by the Federal Reserve in early-November were factors that contributed to the recovery in thrift prices. Thrift stocks eased lower at the close of November and traded in a narrow range in early-December, which was largely attributed to profit taking in some of the large-cap issues following their strong November performance. Expectations that earnings would benefit from the additional interest rate cuts implemented by the Federal Reserve during the fourth quarter supported an upward trend in thrift issues during mid- and late-December. For the year ended 2001, the SNL Index for all publicly-traded thrifts posted a gain of 5.0 percent.

Further gains were registered in thrift stocks at the beginning of 2002, with the strongest performances again turned in by the larger companies. Expectations of strong fourth quarter earnings and growing sentiment of a slow economic recovery that would support a continuation of the steep yield curve were factors that contributed to the advance in thrift stocks. Thrift issues stabilized in mid-January and then moved higher in late-January, as investors were encouraged by fourth quarter earnings. In early-February, concerns about corporate accounting practices spilled over into the financial services sector, which translated into a general decline in bank and thrift stocks, particularly the large-cap issues. After stabilizing in mid-February, thrift issues advanced in late-February and early-March on strong fundamentals and acquisition speculation. Thrift stocks edged lower following the Federal Reserve meeting in March, reflecting growing sentiment that the economic recovery would lead to higher interest rates in the second half of the year.

Thrift issues moved higher in early-April 2002, as investors became more optimistic about first and second quarter earnings for the thrift sector. Growing sentiment that the Federal Reserve would not raise rates in May further contributed to the upswing in thrift prices. The upward momentum in thrift stocks was sustained through mid-April, with the advance supported by favorable first quarter earnings, low inflation data and investors dumping technology stocks in favor of lower risk bank and thrift stocks. Thrift stocks stabilized in late-

April in the face of a downturn experienced in broader stock market, as traditional spread lenders benefited from generally weak economic news. News of the increase in the April unemployment rate served to boost thrift prices in early-May, as the weak employment data lessened expectations of a strong economic recovery that could lead to higher interest rates. Thrift stocks stabilized in mid- and late-May, as Citigroup's proposed $5.8 billion acquisition of Golden State Bancorp had little impact on the broader thrift market. While the broader market experienced extensive selling pressure in early-June, the decline in thrift issues was relatively mild as investors continued to be attracted to the generally more stable performance characteristics of thrift stocks. On June 14, 2002, the SNL Index for all publicly-traded thrifts closed at 1,105.8, an increase of 17.7 percent from one year ago.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Holding Company's pro forma market value. The new issue market is separate and distinct from the market for seasoned stock thrifts in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/tangible book ("P/TB") ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB ratio often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The market for converting thrifts has strengthened in conjunction with the broader thrift market over the past year, although conversion activity has remained somewhat limited. As shown in Table 4.2, only one standard conversion offering has been completed during the past three months. The average pro forma price/tangible book and core price/earnings ratios of

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data				Offering Information				Contribution to Charitable Found.		Insider Purchases				Pro Forma Data							Post-IPO Pricing Trends					
				Financial Info.		Asset Quality								Benefit Plans				Pricing Ratios(3)			Financial Charac.				Closing Price:					
Institution	State	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog. Plans (%)	Mgmt.& Dirs. (%)(2)	Initial Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Standard Conversions																														
Reserve Bancorp, Inc.	PA	4/8/02	RSVB-OTC	$ 46	11.50%	0.28%	134%	$ 7.4	100%	125%	5.4%	NA	NA	8.0%	4.0%	10.4%	0.00%	64.9%	17.4x	14.2%	0.8%	21.9%	3.7%	$10.00	$12.50	25.0%	$12.80	28.0%	$12.85	28.5%
Averages - Standard Conversions:				$ 46	11.50%	0.28%	134%	$ 7.4	100%	125%	5.4%	N.A.	N.A.	8.0%	4.0%	10.4%	0.00%	64.9%	17.4x	14.2%	0.8%	21.9%	3.7%	$10.00	$12.50	25.0%	$12.80	28.0%	$12.85	28.5%
Medians - Standard Conversions:				$ 46	11.50%	0.28%	134%	$ 7.4	100%	125%	5.4%	N.A.	N.A.	8.0%	4.0%	10.4%	0.00%	64.9%	17.4x	14.2%	0.8%	21.9%	3.7%	$10.00	$12.50	25.0%	$12.80	28.0%	$12.85	28.5%
Second Step Conversions																														
Willow Grove Bancorp *	PA	4/4/02	WGBC	$ 644	9.78%	0.75%	92%	$ 64.1	57%	132%	2.5%	NA	NA	8.0%	4.0%	1.8%	2.28%	96.6%	24.1x	16.1%	0.7%	16.9%	4.0%	$10.00	$11.00	10.0%	$11.55	15.5%	$11.62	16.2%
Averages - Second Step Conversions:				$ 644	9.78%	0.75%	92%	$ 64.1	57%	132%	2.5%	NA	NA	8.0%	4.0%	1.8%	2.28%	96.6%	24.1x	16.1%	0.7%	16.9%	4.0%	$10.00	$11.00	10.0%	$11.55	15.5%	$ 11.62	16.2%
Medians - Second Step Conversions:				$ 644	9.78%	0.75%	92%	$ 64.1	57%	132%	2.5%	NA	NA	8.0%	4.0%	1.8%	2.28%	96.6%	24.1x	16.1%	0.7%	16.9%	4.0%	$10.00	$11.00	10.0%	$11.55	15.5%	$ 11.62	16.2%
Mutual Holding Companies(6)																														
New England Bancshares, Inc.	CT	6/4/02	NEBS-OTC	$ 132	10.84%	0.28%	234%	$ 9.2	45%	132%	5.0%	NA	NA	8.0%	4.0%	0.3%	0.00%	65.5%	36.4x	13.8%	0.4%	21.0%	1.8%	$10.00	$12.30	23.0%	$12.35	23.5%	$12.40	24.0%
Partners Trust Fin. Grp. *	NY	4/4/02	PRTR	$ 983	10.17%	0.95%	87%	$ 64.0	46%	132%	2.9%	Stock	1.35%	8.0%	4.0%	3.2%	2.00%	64.5%	20.5x	12.9%	0.6%	14.9%	4.4%	$10.00	$14.25	42.5%	$14.85	48.5%	$14.98	49.8%
Averages - Mutual Holding Companies:				$ 558	10.51%	0.62%	160%	$ 36.6	46%	132%	3.9%	NA	NA	8.0%	4.0%	1.7%	1.00%	65.0%	28.4x	13.3%	0.5%	17.9%	3.1%	$10.00	$13.28	32.8%	$13.60	36.0%	$ 13.69	36.9%
Medians - Mutual Holding Companies:				$ 558	10.51%	0.62%	160%	$ 36.6	46%	132%	3.9%	NA	NA	8.0%	4.0%	1.7%	1.00%	65.0%	28.4x	13.3%	0.5%	17.9%	3.1%	$10.00	$13.28	32.8%	$13.60	36.0%	$ 13.69	36.9%
Averages - All Conversions:				$ 451	10.57%	0.57%	137%	$36.2	62%	130%	3.9%	NA	NA	8.0%	4.0%	3.9%	1.07%	72.9%	24.6x	14.2%	0.6%	18.7%	3.5%	$10.00	$12.51	25.1%	$12.89	28.9%	$12.96	29.6%
Medians - All Conversions:				$ 388	10.51%	0.52%	113%	$36.6	52%	132%	3.9%	NA	NA	8.0%	4.0%	2.5%	1.00%	65.2%	22.3x	14.0%	0.7%	18.9%	3.9%	$10.00	$12.40	24.0%	$12.58	25.8%	$12.63	26.3%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously converted to commercial bank charter.
(8) Converted to a commercial bank charter.

June 14, 2002

the recent standard conversion equaled 64.9 percent and 17.4 times, respectively. One second-step conversion offering, Willow Grove Bancorp of Pennsylvania ("Willow Grove"), has also been completed during the past three months, which is considered to be more relevant for purposes of determining CSBC's pro forma pricing. The average pro forma price/tangible book and core price/earnings ratios of Willow Grove equaled 96.6 percent and 24.1 times, respectively. In general, second-step conversions tend to be priced (and trade in the aftermarket) at a higher P/TB ratio than standard conversions. We believe investors take into consideration the generally more leveraged pro forma balance sheets of second-step companies, their track records as public companies prior to conversion, and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks. Exhibit IV-4 presents historical offering data for second-step conversions, illustrating the historical trends and characteristics of second-step offerings.

Shown in Table 4.3 are the current pricing characteristics of Willow Grove, which is the only NASDAQ or Exchange listed full conversion offering that has been completed during last three months. Willow Grove's current P/TB ratio of 110.33 percent reflects a discount of 22.7 percent from the average P/TB ratio of all publicly-traded thrifts (equal to 142.69 percent) and Willow Grove's core P/E ratio of 27.21 times reflects a premium of 60.3 percent from the average core P/E ratio of 16.97 times for all publicly-traded thrifts. Overall, the pricing ratios of Willow Grove suggest that the investment community has determined to discount its stock on a book basis until the earnings improve through redeployment and leveraging of the proceeds over the longer term.

C. <u>The Acquisition Market</u>

Also considered in the valuation was the potential impact on CSBC's stock price of recently completed and pending acquisitions of other savings institutions operating in North Carolina. As shown in Exhibit IV-5, there were sixteen acquisitions of North Carolina savings institutions completed between 1998 through year-to-date 2002 and there are currently no pending acquisitions of North Carolina savings institutions. The recent acquisition activity involving North Carolina savings institutions may imply a certain degree of acquisition speculation for the Holding Company's stock. To the extent that acquisition speculation may

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.3
Market Pricing Comparatives
Prices As of June 14, 2002

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (X)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/CORE (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Financial Characteristics(6): Equity/ Assets (%)	Financial Characteristics(6): NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	19.27	271.27	1.11	14.81	15.34	134.19	13.48	142.69	16.97	0.42	2.28	33.67	1,921	10.32	0.65	0.82	8.60	0.73	7.48
Converted Last 3 Mths (no MHC)	11.43	128.76	0.42	10.36	0.00	110.33	18.43	110.33	27.21	0.24	2.10	57.14	699	16.71	0.75	0.45	2.70	0.68	4.05
Comparable Group																			
Converted Last 3 Mths (no MHC)																			
WGBC Willow Grove Bancorp of PA	11.43	128.76	0.42	10.36	NM	110.33	18.43	110.33	27.21	0.24	2.10	57.14	699	16.71	0.75	0.45	2.70	0.68	4.05

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

impact the Holding Company's offering, we have largely taken this into account in selecting companies which operate in markets that have experienced a comparable level of acquisition activity as the Holding Company's market and, thus, are subject to the same type of acquisition speculation that may influence CSBC's trading price.

D. Trading in CSBC's Stock

Since CSBC's minority stock currently trades under the symbol "CSBC" on the NASDAQ National Market System, RP Financial also considered the recent trading activity in the valuation analysis. CSBC had a total of 4,209,434 shares issued and outstanding at March 31, 2002, of which 1,752,427 were held by public shareholders and were traded as public securities. As of June 14, 2002, the Holding Company's closing stock price was $20.00 per share. There are significant differences between the Holding Company's minority stock (currently being traded) and the conversion stock that will be issued by the Holding Company. Such differences include different liquidity characteristics (the new conversion stock will be more liquid owing to larger number of public shares available to trade), a different return on equity for the conversion stock and dividend payments will be made on all shares outstanding; thereby, requiring a higher payout ratio to sustain the current level of dividends paid to non-MHC shareholders. Since the pro forma impact has not been publicly disseminated to date, it is appropriate to discount the current trading level. As the pro forma impact is made known publicly, the trading level will become more informative.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for second-step conversions, the acquisition market and recent trading activity in the Holding Company's minority stock. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

CSBC's management team appears to have experience and expertise in all of the key areas of the Holding Company's operations. Exhibit IV-6 provides summary resumes of CSBC's Board of Directors and senior management. Based upon our due diligence conducted of the Holding Company and the Holding Company's financial characteristics, the Holding Company is viewed as being effectively managed and there appears to be a well-defined organizational structure.

Similarly, the returns, capital positions, and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted SAIF-insured institution, CSBC and the Holding Company will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-7 reflects the Bank's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Holding Company's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	Slight Downward
Asset Growth	Slight Upward
Primary Market Area	No Adjustment

Key Valuation Parameters:	Valuation Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing CSBC's shares' to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in CSBC's prospectus for reinvestment rate, the effective tax rate, offering expenses and stock benefit plan assumptions (summarized in Exhibits IV-8 and IV-9). In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, and the recent conversions including second-step conversion offerings.

RP Financial's valuation placed an emphasis on the following:

- o P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Holding Company's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, since reported earnings for both the Holding Company and the Peer Group included certain non-recurring items, we also made adjustments to earnings to arrive at core earnings estimates for Holding Company and the Peer Group and resulting price/core earnings ratios.

- o P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of conversion offerings, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- o <u>P/A Approach</u>. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings - we have also given less weight to the assets approach. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

- o <u>Trading of CSBC stock</u>. Converting institutions generally do not have stock outstanding. CSBC, however, has public shares outstanding due to the mutual holding company form of ownership. Since CSBC is currently traded on the NASDAQ, it is an indicator of investor interest in the Holding Company's conversion stock and therefore received some weight in our valuation. Based on the June 14, 2002 stock price of $20.00 per share and the 4,209,434 shares of Holding Company stock issued and outstanding, the implied value of $84 million was considered in the valuation process. However, since the conversion stock will have different characteristics than the minority shares, and since pro forma information has not been publicly disseminated to date, the current trading price of CSBC was somewhat discounted herein but will become more important towards the closing of the offering.

The Holding Company had adopted Statement of Position ("SOP") 93-6, which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that, as of June 14, 2002, the aggregate pro forma market value of CSBC's conversion stock was $68,529,460 at the midpoint, equal to 6,852,946 shares at $10.00 per share. The midpoint and resulting valuation range is based on the sale of a 58.37 percent ownership interest to the public, which provides for a $40.0 million public offering at the midpoint value.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Holding Company's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Holding Company's reported earnings, incorporating reinvestment of $19,000 of MHC assets at an after-tax reinvestment rate of 2.79 percent, equaled $2.185 million for the twelve months ended March 31, 2002. In deriving CSBC's core earnings, the only adjustment made to reported earnings was to eliminate the gains and losses on sale of assets. For the twelve month period, the Holding Company recorded net gains of $87,000 on the sale of assets. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 36.0 percent for the loss eliminated, the Holding Company's core earnings were determined to equal $2.129 million for the twelve months ended March 31, 2002. (Note: see Exhibit IV-10 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount ($000)
Net income	$2,185
Net gains on sale of loans(1)	(56)
Core earnings estimate	$2,129

(1) Tax effected at 36.0 percent.

Based on the Holding Company's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Holding Company's pro forma reported and core P/E multiples at the $68.5 million midpoint value equaled 22.40 times and 22.82 times, respectively, which provided for premiums of 58.9 percent and 42.4 percent relative to the Peer Group's average reported and core earnings multiples of 14.10 times and 16.02 times, respectively (see Table 4.4). The implied premiums reflected in the Holding Company's pro forma P/E multiples take into consideration the discount implied for the Holding Company's pro forma P/B ratio, as well as the pro forma increase in earnings that will be realized from the acquisition of Innes Street and is not currently fully reflected in the Holding Company's trailing twelve month earnings. The Holding Company's trailing twelve month

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.4
Public Market Pricing
Citizens South Banking Corp. and the Comparables
As of June 14, 2002

	Market Capitalization: Price/Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/Share ($)	Pricing Ratios(3): P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Dividends(4): Amount/Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Equity/Assets (%)	NPAs/Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)	Memo: Exchange Ratio	Memo: Offering Size ($Mil)
Citizens South Banking Corp.																					
Superrange	10.00	90.63	0.36	10.01	27.08	99.90	18.43	110.52	27.54	0.15	1.50	41.31	492	18.45	0.64	0.68	3.69	0.67	3.63	2.1530	52.90
Range Maximum	10.00	78.81	0.40	10.70	24.68	93.46	16.24	104.23	25.12	0.17	1.70	42.70	485	17.37	0.65	0.66	3.79	0.65	3.72	1.8722	46.00
Range Midpoint	10.00	68.53	0.44	11.49	22.40	87.00	14.28	97.83	22.82	0.20	2.00	45.63	480	16.42	0.66	0.64	3.88	0.63	3.81	1.6280	40.00
Range Minimum	10.00	58.25	0.49	12.57	19.91	79.57	12.28	90.32	20.30	0.23	2.30	46.68	474	15.44	0.66	0.62	4.00	0.61	3.92	1.3838	34.00
All Public Companies(7)																					
Averages	19.27	271.27	1.11	14.81	15.34	134.19	13.48	142.69	16.97	0.42	2.28	33.67	1,921	10.32	0.65	0.82	8.60	0.73	7.48		
Medians	---	---	---	---	14.30	121.57	11.97	127.38	16.13	---	---	---	---	---	---	---	---	---	---		
All Non-MHC State of NC(7)																					
Averages	10.48	30.78	0.70	9.82	17.76	104.41	9.51	104.41	18.60	0.30	3.52	18.18	338	9.30	0.35	0.62	7.40	0.57	6.66		
Medians	---	---	---	---	17.76	104.41	9.51	104.41	18.60	---	---	---	---	---	---	---	---	---	---		
Comparable Group Averages																					
Averages	18.34	52.11	1.18	16.31	14.10	112.84	11.93	113.95	16.02	0.43	2.43	37.79	437	10.55	0.70	0.88	8.36	0.81	7.41		
Medians	---	---	---	---	13.96	113.68	11.34	114.62	14.73	---	---	---	---	---	---	---	---	---	---		
State of NC																					
COOP Cooperative Bancshares of NC	13.80	39.12	1.10	12.04	10.87	114.62	8.45	114.62	12.55	0.20	1.45	18.18	463	7.37	0.49	0.81	10.98	0.71	9.51		
SSFC South Street Fin. Corp. of NC	7.15	22.44	0.29	7.59	24.66	94.20	10.57	94.20	24.66	0.40	5.59	NM	212	11.22	0.21	0.43	3.82	0.43	3.82		
Comparable Group																					
ANA Acadiana Bancshares, Inc of LA	26.10	30.28	1.53	22.96	13.96	113.68	9.69	113.68	17.06	0.60	2.30	39.22	312	8.52	NA	0.69	8.13	0.56	6.65		
CFSB Citizens First Fin Corp. of IL	19.25	28.62	1.17	20.89	12.92	92.15	8.07	92.15	16.45	0.28	1.45	23.93	355	8.76	2.35	0.65	7.21	0.51	5.66		
CFFC Community Fin. Corp. of VA	11.55	26.08	1.09	11.67	9.96	98.97	10.14	99.23	10.60	0.32	2.77	29.36	257	10.24	0.58	1.00	10.07	0.94	9.46		
COOP Cooperative Bancshares of NC	13.80	39.12	1.10	12.04	10.87	114.62	8.45	114.62	12.55	0.20	1.45	18.18	463	7.37	0.49	0.81	10.98	0.71	9.51		
EFC EFC Bancorp, Inc of Elgin IL	17.85	82.50	1.12	15.12	15.52	118.06	11.72	118.06	15.94	0.53	2.97	47.32	704	9.93	0.50	0.82	7.77	0.80	7.56		
FCAP First Capital, Inc. of IN	16.00	40.75	1.18	13.15	13.11	121.67	14.41	122.14	13.56	0.52	3.25	44.07	283	11.84	0.52	1.17	9.58	1.13	9.26		
FFBH First Fed. Bancshares of AR	25.20	76.03	1.81	23.82	12.54	105.79	11.00	105.79	13.92	0.48	1.90	26.52	691	10.40	0.42	0.88	8.34	0.79	7.51		
FSFF First SecurityFed Fin of IL	21.90	90.62	1.55	17.82	14.04	122.90	20.81	123.10	14.13	0.52	2.37	33.55	435	16.93	0.30	1.48	8.75	1.47	8.70		
GFED Guaranty Fed Bancshares of MO	14.45	54.16	0.67	12.18	14.90	118.64	13.74	118.73	21.57	0.50	3.46	74.63	394	11.58	0.72	0.91	7.57	0.63	5.23		
HMNF HMN Financial, Inc. of MN	19.04	83.22	1.00	16.77	14.32	113.54	11.58	120.89	19.04	0.72	3.78	72.00	719	10.20	0.69	0.80	8.12	0.60	6.11		
HFBC HopFed Bancorp of KY	12.48	45.31	0.91	12.06	19.81	103.48	15.23	103.48	13.71	0.44	3.53	48.35	297	14.72	0.16	0.85	5.13	1.23	7.42		
LSBI LSB Fin. Corp. of Lafayette IN	19.00	26.20	1.29	17.36	11.24	109.45	8.97	109.45	14.73	0.44	2.32	34.11	292	8.19	0.75	0.81	10.09	0.62	7.70		
PCBI Peoples Community Bcrp. of OH	21.74	54.48	0.87	16.22	20.13	134.03	11.34	139.99	24.99	0.00	0.00	0.00	480	8.46	0.94	0.64	6.88	0.51	5.54		

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

earnings for the period ended March 31, 2002 includes only one quarter of earnings following the acquisition of Innes Street.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Holding Company's pro forma market value by applying a valuation P/B ratio to CSBC's pro forma book value. The Holding Company's pre-conversion book value was adjusted to include $19,000 of equity held at the MHC level, which will be consolidated with the Holding Company's capital as a result of the conversion. Based on the $68.5 million midpoint valuation, CSBC's pro forma P/B and P/TB ratios equaled 87.00 percent and 97.83 percent, respectively. In comparison to the average P/B and P/TB ratios for the Peer Group of 112.84 percent and 113.95 percent, the Holding Company's ratios reflected a discount of 22.9 percent on a P/B basis and a discount of 14.1 percent on a P/TB basis. RP Financial considered the discounts under the P/B approach to be reasonable in light of the valuation adjustments referenced earlier, the Holding Company's resulting premium P/E multiples and lower return on equity.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Holding Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, CSBC's value equaled 14.28 percent of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 11.93 percent, which implies a 19.6 percent premium has been applied to the Holding Company's pro forma P/A ratio.

Comparison to Recent Conversions and Second-Step Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent standard conversion and second-step offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent standard conversions and second-step offerings are not the primary determinate of value herein. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The one standard conversion offering completed within the past three months closed at an average P/TB ratio of 64.9 percent and appreciated 28.0 percent during the first week of trading.

The one recently completed second-step conversion offering closed at a price/tangible book ratio of 96.6 percent and its trading price increased 15.5 percent during its first week of trading as a fully converted company. In comparison, the Holding Company's P/TB ratio of 97.8 percent at the midpoint value reflects an implied premium of 1.2 percent relative to the closing P/TB ratio of Willow Grove's recent second-step conversion offering. In comparison to Willow Grove's current aftermarket P/TB ratio of 110.3 percent, the Holding Company's P/TB ratio at the midpoint value reflects an implied discount of 11.3 percent and at the top of the super range reflects an implied premium of 0.2 percent.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of June 14, 2002, the estimated aggregate pro forma market value of the Holding Company, inclusive of the sale of the MHC's ownership interest to the public shareholders was $68,529,460 at the midpoint. Based on this valuation and the approximate 58.37 ownership interest being sold in the public offering, the midpoint value of the Holding Company's stock offering was $40,000,000, equal to 4,000,000 shares at a per share value of $10.00. Pursuant to conversion guidelines, the 15 percent offering range indicates a minimum value of $34,000,000 and a maximum value of $46,000,000. Based on the $10.00 per share offering price, this valuation range equates to an offering of 3,400,000 shares at the minimum and 4,600,000 shares at the maximum. In the event the appraised value is subject to an increase, the offering range may be increased up to a supermaximum value of $52,900,000 without requiring a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in an offering of 5,290,000 shares. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.4 and are detailed in Exhibit IV-8 and Exhibit IV-9.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange their shares of the Holding Company's common stock for newly issued shares of CSBC as a fully converted company. The Board of Directors of Citizens South Holdings, MHC has independently determined the exchange ratio. The determined exchange ratio has been designed to preserve the current aggregate public ownership percentage in CSBC equal to 41.63 percent as of March 31, 2002. The exchange ratio to be received by the existing minority shareholders of CSBC will be determined at the end of the offering, based on the total number of shares sold in the Subscription and Community offerings. As shown in Table 4.4, the exchange ratio for the minority shareholders would be 1.3838 shares, 1.6280 shares, 1.8722 shares and 2.1530 shares at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Holding Company shares for the shares held by the minority stockholders or on the proposed exchange ratio.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS(continued)

EXHIBIT I-1
Citizens South Banking Corporation
Map of Office Locations

Branch Locations


Lenoir
Thomasville
Lexington
Statesville
Hickory
Salisbury
Kannapolis
Concord
Albemarle
Shelby
Gastonia
Charlotte
Mint Hill
Matthews
Copyright (C) 2000-2001 Y-Merge.com, LLC
0
26.05mi

EXHIBIT I-2
Citizens South Banking Corporation
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-3
Citizens South Banking Corporation
Key Operating Ratios

Performance Ratios:								
Return on average assets	0.89%	0.79%	0.65%	0.71%	0.90%	0.96%	0.98%	0.84%
Return on average equity	9.44	5.10	4.17	4.46	5.53	5.19	6.47	7.38
Return on average assets, excluding amortization of intangible assets	1.11	0.79	0.65	0.71	0.90	0.96	0.98	0.84
Return on average equity, excluding amortization of intangible assets	11.69	5.10	4.17	4.46	5.53	5.19	6.47	7.38
Average interest-earning assets to average interest-bearing liabilities	103.70	115.24	116.08	117.85	114.97	120.44	117.01	109.92
Noninterest expense to average total assets	2.73	2.33	2.70	2.85	2.45	2.78	2.38	2.31
Noninterest expense to average total assets, excluding amortization of intangible assets	2.42	2.33	2.70	2.85	2.45	2.78	2.38	2.31
Interest rate spread	3.50	2.07	2.05	2.34	2.53	2.65	3.16	3.24
Net interest margin	3.26	2.57	2.52	2.92	2.96	3.27	3.54	3.50
Asset Quality Ratios:								
Allowance for loan losses to total loans at the end of period	0.91%	0.89%	0.91%	0.95%	0.84%	0.86%	0.98%	0.80%
Ratio of allowance to nonperforming loans	208.13%	404.79%	375.12%	326.93%	598.05%	1,605.32%	113.97%	104.82%
Nonperforming loans to total loans	0.45	0.22	0.25	0.30	0.15	0.06	0.91	0.79
Nonperforming loans to total assets	0.33	0.14	0.19	0.19	0.11	0.04	0.60	0.61
Capital Ratios:								
Average equity to average total assets	9.42%	15.46%	15.55%	16.02%	16.26%	18.51%	15.16%	11.34%
Equity to assets at period end	9.53	15.11	9.30	15.73	16.06	16.72	19.99	12.03
Dividend payout ratio (1)	33.33	57.69	31.07	41.74	39.44	43.40	23.90	N/A
Other Data:								
Number of outstanding loans	7,318	3,665	7,534	3,801	3,760	4,368	3,498	3,164
Number of deposit accounts	25,143	16,405	25,366	15,620	16,218	14,419	13,432	13,760
Number of full service offices	9	6	9	5	5	4	4	4

(1) Per share data and dividend payout ratios are not applicable for periods prior to the mutual holding company reorganization in April 1998.

Source: Citizens South Banking Corporation's prospectus.

EXHIBIT I-4
Citizens South Banking Corporation
Investment Portfolio Composition

	March 31, 2002			December 31, 2001			December 31, 2000		
	Amortized Cost	Net Unrealized Gain (Loss)	Fair Value	Amortized Cost	Net Unrealized Gain (Loss)	Fair Value	Amortized Cost	Net Unrealized Gain (Loss)	Fair Value
				(Dollars In Thousands)					
Investment Securities:									
U.S. Government and agency securities held to maturity	$ —	$ —	$ —	—	$ —	$ —	$ —	$ —	$ —
U.S. Government and agency securities available for sale	10,854	224	11,078	11,902	202	12,104	22,204	(92)	22,112
Municipal bonds held to maturity	—	—	—	—	—	—	—	—	—
Municipal bonds available for sale	6,202	(16)	6,186	6,205	(93)	6,112	6,216	(179)	6,037
Corporate bonds available for sale	2,012	51	2,063	4,020	141	4,161	3,002	37	3,039
Total investment securities	$ 19,068	$ 259	$ 19,327	$ 22,127	$ 250	$ 22,377	$ 31,422	$ (234)	$ 31,188
Mortgage-backed securities:									
FHLMC held to maturity	—	—	—	$ —	$ —	$ —	$ —	$ —	$ —
FNMA held to maturity	—	—	—	—	—	—	—	—	—
GNMA held to maturity	—	—	—	—	—	—	—	—	—
FHLMC available for sale	7,592	(36)	7,556	8,736	36	8,772	5,241	(44)	5,197
FNMA available for sale	3,735	—	3,735	3,368	42	3,410	2,829	(37)	2,792
GNMA available for sale	9,734	3	9,737	11,042	97	11,139	11,230	(67)	11,163
SBA available for sale	1,998	(19)	1,979	2,103	(19)	2,084	3,905	(102)	3,803
Total mortgage-backed securities	$ 23,059	$ (52)	$ 23,007	$ 25,249	$ 156	25,405	$ 23,205	$ (250)	$ 22,955
Other Investments available for sale:									
FHLMC common stock	19	1,198	1,217	19	1,259	1,278	19	1,303	1,322
Other equity securities	2,335	(20)	2,315	2,248	43	2,291	243	69	312
Total other investments	$ 2,354	$ 1,178	$ 3,532	$ 2,267	$ 1,302	$ 3,569	$ 262	$ 1,372	$ 1,634

Source: Citizens South Banking Corporation's prospectus.

EXHIBIT I-4 (continued)
Citizens South Banking Corporation
Investment Portfolio Composition

	September 30, 2000			September 30, 1999		
	Amortized Cost	Net Unrealized Gain (Loss)	Fair Value	Amortized Cost	Net Unrealized Gain (Loss)	Fair Value
			(Dollars In Thousands)			
Investment Securities:						
U.S. Government and agency securities held to maturity	$ 12,499	$ (577)	$ 11,922	$ 12,498	$ (497)	$ 12,001
U.S. Government and agency securities available for sale	13,274	(113)	13,161	9,256	(97)	9,159
Municipal bonds held to maturity	365	(2)	363	367	—	367
Municipal bonds available for sale	5,854	(300)	5,554	5,737	(373)	5,364
Corporate bonds available for sale	—	—	—	—	—	—
Total investment securities	$ 31,992	$ (992)	$ 31,000	$ 27,858	$ (967)	$ 26,891
Mortgage-backed securities:						
FHLMC held to maturity	$ 1,146	$ (18)	$ 1,128	$ 1,646	$ (13)	$ 1,633
FNMA held to maturity	971	(11)	960	1,416	(15)	1,401
GNMA held to maturity	640	6	646	764	6	770
FHLMC available for sale						
FNMA available for sale	6,278	(159)	6,119	2,485	(72)	2,413
GNMA available for sale	7,114	(237)	6,877	8,015	(233)	7,782
SBA available for sale	4,119	(101)	4,018	6,043	(71)	5,972
Total mortgage-backed securities	$ 20,268	$ (520)	$ 19,748	$ 20,369	$ (398)	$ 19,971
Other Investments available for sale:						
FHLMC common stock	$ 19	$ 1,019	$ 1,038	$ 25	$ 1,136	$ 1,161
Other equity securities	243	69	312	93	—	93
Total other investments	$ 262	$ 1,088	$ 1,350	$ 118	$ 1,136	$ 1,254

Source: Citizens South Banking Corporation's prospectus.

EXHIBIT I-5
Citizens South Banking Corporation
Yields and Costs

	At March 31, 2002		Three Months Ended March 31, 2002			2001		
	Outstanding Balance	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
			(Dollars In Thousands)					
Interest-earning assets:								
Investment securities (1)	$ 22,859	6.22%	$ 23,054	$ 321	5.57%	$ 31,205	$ 468	6.00%
Mortgage-backed securities	23,007	5.23	24,711	288	4.66	23,471	368	6.27
Interest-bearing bank deposits	32,798	1.66	24,448	102	1.67	23,751	346	5.83
Loans receivable (2)	323,528	6.85	330,236	5,588	6.77	164,368	3,153	7.67
Total interest-earning assets	402,192	6.30	402,449	6,299	6.26	242,795	4,335	7.14
Noninterest-earning assets	41,093		41,585			16,733		
Total assets	$ 443,285		$ 444,034			$ 259,528		
Interest-bearing liabilities:								
Demand deposit accounts	$ 25,497	0.46	$ 24,928	$ 23	0.37	$ 14,242	$ 59	1.66
Money market demand accounts	30,946	1.53	32,820	122	1.49	17,235	140	3.25
Savings accounts	46,385	1.54	45,383	169	1.49	17,793	122	2.74
Certificates of deposit	239,574	2.80	243,361	1,811	2.98	117,388	1,726	5.88
Borrowed funds	41,009	5.38	41,608	551	5.30	44,025	623	5.66
Total interest-bearing liabilities	383,411	2.67	388,100	2,676	2.76	201,683	2,670	5.07
Noninterest-bearing liabilities	17,637		13,912			8,718		
Total liabilities	401,048		402,012			219,401		
Total equity	42,237		42,022			40,127		
Total liabilities and retained earnings	$ 443,285		$ 444,034			$ 259,528		
Net interest income				$ 3,623			$ 1,665	
Interest rate spread (3)		3.63%			3.50%			2.07%
Net yield on interest-earning assets (4)					3.60%			2.74%
Ratio of average interest-earning assets to interest-bearing liabilities					103.70%			115.24%

Source: Citizens South Banking Corporation's prospectus.

EXHIBIT I-5 (continued)
Citizens South Banking Corporation
Yields and Costs

	For the Twelve Months Ended											
	December 31, 2001			December 31, 2000			September 30, 2000			September 30, 1999		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
						(Dollars In Thousands)						
Interest-earning assets:												
Investment securities (1)	$ 53,857	$ 2,697	5.01%	$ 34,409	$ 2,058	5.98%	$ 34,817	$ 2,127	6.11%	$ 35,458	$ 2,059	5.81%
Mortgage-backed securities	25,221	1,434	5.69	21,641	1,455	6.72	20,546	1,302	6.34	20,750	1,181	5.69
Loans receivable (2)	166,574	12,252	7.36	174,610	13,320	7.63	174,176	12,985	7.46	160,443	11,999	7.48
Total interest-earning assets	$ 245,652	$16,383	6.67%	$ 230,660	$16,833	7.29%	$ 229,539	$ 16,414	7.15%	$ 216,651	$ 15,239	7.04%
Noninterest-earning assets	17,148			14,083			13,408			8,269		
Total assets	$ 262,800			$ 244,743			$ 242,947			$ 224,920		
Interest-bearing liabilities:												
Demand deposit accounts	$ 15,285	$ 186	1.22%	$ 13,685	$ 230	1.68%	19,571	226	1.15%	17,413	194	1.11%
Money market demand accounts	16,862	460	2.73	14,096	489	3.47	13,841	452	3.27	13,152	397	3.02
Savings accounts	18,677	398	2.13	21,270	636	2.99	22,636	693	3.06	22,624	717	3.17
Certificates of deposit	117,993	6,329	5.36	105,734	5,941	5.62	103,964	5,597	5.38	98,030	5,099	5.20
Borrowed funds	42,803	2,398	5.60	40,931	2,388	5.83	39,639	2,251	5.68	28,658	1,481	5.17
Total interest-bearing liabilities	$ 211,620	$ 9,771	4.62%	$ 195,716	$ 9,684	4.95%	$ 199,651	$ 9,219	4.62%	$ 179,877	$ 7,888	4.39%
Noninterest-bearing liabilities	10,304			9,813			3,798			3,420		
Total liabilities	221,924			205,529			203,449			183,297		
Total equity	40,876			39,214			39,498			41,623		
Total liabilities and retained earnings	$ 262,800			$ 244,743			$ 242,947			$ 224,920		
Net interest income		$ 6,612			$ 7,149			$ 7,195			$ 7,351	
Interest rate spread (3)			2.05%			2.34%			2.53%			2.65%
Net yield on interest-earning assets (4)			2.69%			3.10%			3.13%			3.39%
Ratio of average interest-earning assets to interest-bearing liabilities			116.08%			117.85%			114.97%			120.44%

(1) Investment securities includes interest-earning bank balances.
(2) Average balances include nonaccrual loans.
(3) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Source: Citizens South Banking Corporation's prospectus.

EXHIBIT I-6
Citizens South Banking Corporation
Loan Loss Allowance Activity

	At or For the Three Months Ended March 31,		At or For the Twelve Months Ended					
			December 31,		September 30,			
	2002	2001	2001	2000	2000	1999	1998	1997
	(Dollars in Thousands)							
Total loans outstanding	$332,282	$170,546	$342,841	$165,449	$183,369	$176,143	$143,564	$139,111
Average loans outstanding	$330,236	$164,368	$166,574	$174,610	$174,176	$158,534	$141,322	$137,149
Allowance at beginning of period	$ 3,136	$ 1,566	$ 1,566	$ 1,517	$ 1,509	$ 1,411	$ 1,110	$ 830
Allowance acquired in acquisition	—	—	1,553	—	—	—	—	—
Provision	65	30	120	52	30	105	300	293
Recoveries	—	1	1	1	1	1	5	—
Charge-offs:								
Consumer loans	(179)	(75)	(104)	(4)	(3)	(8)	(5)	(13)
Allowance at end of period	$ 3,022	$ 1,522	$ 3,136	$ 1,566	$ 1,537	$ 1,509	$ 1,411	$ 1,110
Allowance for loan losses as a percentage of total loans outstanding	0.91%	0.89%	0.91%	0.95%	0.84%	0.86%	0.98%	0.80%
Net loans charged off as a percentage of total loans outstanding	0.05%	0.04%	0.03%	—%	—%	—%	—%	0.01%
Ratio of allowance to nonperforming loans	208.13%	404.79%	375.12%	326.93%	598.05%	1,605.32%	113.97%	104.82%

Source: Citizens South Banking Corporation's prospectus.

EXHIBIT I-7
Citizens South Banking Corporation
NPV Analysis

Changes in Interest Rates	Projected NPV Change	Board Limit
300 basis point rise	-28.7%	-45.0%
200 basis point rise	-18.8%	-30.0%
100 basis point rise	-8.4%	-15.0%
No change	0.0%	0.0%
100 basis point decline	5.0%	-15.0%
200 basis point decline	-0.5%	-30.0%
300 basis point decline	-4.4%	-45.0%

Source: Citizens South Banking Corporation's prospectus.

EXHIBIT I-8
Citizens South Banking Corporation
Fixed Rate and Adjustable Rate Loans

	Fixed Rates	Adjustable Rates (In Thousands)	Total
Real Estate Loans:			
One- to four-family residential	$ 109,335	$ 84,250	$ 193,585
Multifamily residential	5,750	2,946	8,696
Construction	3,313	2,546	5,859
Commercial real estate	9,821	16,102	25,924
Total real estate loans	128,219	105,844	234,064
Commercial and consumer	22,984	60,311	83,295
Total loans	$ 151,203	$ 166,155	$ 317,359

Source: Citizens South Banking Corporation's prospectus.

EXHIBIT I-9
Citizens South Banking Corporation
Loan Portfolio Composition

	March 31,				December 31,				September 30,							
	2002		2001		2001		2000		2000		1999		1998		1997	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
								(Dollars In Thousands)								
Real estate loans:																
One- to four-family residential	$187,086	56.30%	$101,914	59.76%	$196,572	57.33%	$ 109,907	66.43%	$ 129,031	70.36%	$ 129,332	73.42%	$ 105,526	73.50%	$106,422	76.50%
Multi-family residential	9,016	2.71	1,755	1.03	8,696	2.54	2,003	1.21	2,046	1.12	2,414	1.37	3,771	2.63	6,514	4.68
Construction	15,468	4.66	9,891	5.80	16,525	4.82	9,597	5.80	6,939	3.78	8,513	4.83	10,573	7.36	5,869	4.22
Nonresidential	23,921	7.20	4,989	2.92	28,543	8.33	6,190	3.74	6,469	3.53	7,266	4.13	8,076	5.63	7,318	5.26
Total real estate loans	235,491	70.87	118,549	35.68	250,336	73.02	127,697	77.19	144,485	78.78	147,525	83.75	127,946	89.12	126,123	90.66
Commercial business loans	31,198	9.39	30,937	18.14	27,622	8.06	19,569	11.83	21,716	11.85	17,019	9.67	6,629	4.62	5,558	4.00
Consumer loans:																
Home equity lines of credit	47,123	14.18	16,896	9.91	46,941	13.69	15,671	9.47	14,197	7.74	8,867	5.03	6,764	4.71	5,651	4.07
Other	18,470	5.56	4,164	2.44	17,942	5.23	2,512	1.52	2,971	1.62	2,732	1.55	2,225	1.55	1,779	1.27
Total consumer loans	65,593	19.74	21,060	12.35	64,883	18.92	18,183	10.99	17,168	9.36	11,599	6.58	8,989	6.26	7,430	5.34
Total loans	332,282	100.00%	170,546	100.00%	342,841	100.00%	165,449	100.00%	183,369	100.00%	176,143	100.00%	143,564	100.00%	139,111	100.00%
Less:																
Loans in process	5,649		3,959		5,306		4,758		4,544		6,205		5,152		2,990	
Deferred loan fees, net	83		292		78		305		325		385		501		520	
Allowance for loan losses	3,022		1,522		3,136		1,566		1,537		1,509		1,411		1,110	
Total loans, net	$323,528		$164,773		$334,321		$ 158,820		$ 176,963		$ 168,044		$ 136,500		$134,491	

Source: Citizens South Banking Corporation's prospectus.

EXHIBIT I-10
Citizens South Banking Corporation
Contractual Maturity By Loan Type

	Real Estate Loans					
	One- to Four-Family Residential	Multi-Family Residential	Construction	Non-Residential	Commercial Business and Consumer	Total
Amounts Due:						
Within 1 year	$ 2,987	$ —	$ 10,666	$ 2,620	$ 9,209	$ 25,482
Over 1 to 2 years	947	—	—	807	7,567	9,321
Over 2 to 3 years	1,217	—	—	1,163	2,637	5,017
Over 3 to 5 years	6,469	110	—	3,879	5,532	15,990
Over 5 to 10 years	31,487	3,424	—	5,038	8,746	48,695
Over 10 to 20 years	73,116	5,162	3,102	14,895	51,368	147,643
Over 20 years	80,349	—	2,757	141	7,446	90,693
Total amount due	$ 196,572	$ 8,696	$ 16,525	$ 28,543	$ 92,505	$ 342,841

Source: Citizens South Banking Corporation's prospectus.

EXHIBIT I-11
Citizens South Banking Corporation
Loan Originations, Purchases and Sales

	For the Three Months Ended March 31,		At and For the Twelve Months Ended December 31,		At and For the Twelve Months Ended September 30,	
	2002	2001	2001	2000	2000	1999
	(In Thousands)					
Total loans receivable at beginning of period	$ 334,321	$ 158,820	$ 158,820	$ 169,931	$ 176,143	$ 143,564
Total loan originations:						
One- to four-family residential	2,279	132	1,419	3,700	4,951	17,427
Construction	3,127	2,537	8,849	3,800	2,716	8,552
Commercial real estate	2,750	2,707	6,146	—	—	—
Multifamily	500	35	—	—	—	150
Commercial business	2,651	8,923	29,938	26,289	26,268	22,801
Consumer	11,374	4,867	22,119	19,485	18,083	4,433
Total loans originated	22,681	19,201	68,471	53,274	52,018	53,363
Loans purchased	—	—	170,527	—	20	38,262
Loans sold	(1,311)	—	—	(18,169)	(215)	(13,136)
Principal repayments	(32,163)	(13,248)	(63,497)	(46,216)	(44,597)	(45,910)
Net loan activity	(10,793)	5,953	175,501	(11,111)	7,226	32,579
Total loans receivable at end of period	$ 323,528	$ 164,773	$ 334,321	$ 158,820	$ 183,369	$ 176,143

Source: Citizens South Banking Corporation's prospectus.

EXHIBIT I-12
Citizens South Banking Corporation
Non-Performing Assets

	March 31, 2002	December 31, 2001	December 31, 2000	September 30, 2000	September 30, 1999	September 30, 1998	September 30, 1997
	(Dollars in Thousands)						
Loans accounted for on a nonaccrual basis:							
Real estate loans:							
One- to four-family residential	$ 778	$ 592	$ 236	$ 211	$ 94	$ 970	$ 876
Multifamily residential	101	70	71	—	—	177	183
Commercial real estate	293	—	—	—	—	91	—
Commercial business	271	150	75	—	—	—	—
Consumer loans	9	24	97	46	—	—	—
Total nonaccrual loans	1,452	836	479	257	94	1,238	1,059
Total nonperforming loans	1,452	836	479	257	94	1,238	1,059
Real estate owned	1,699	1,470	—	—	259	247	247
Total nonperforming assets	$ 3,151	$ 2,306	$ 479	$ 257	$ 353	$ 1,485	$ 1,306
Nonaccrual loans and loans 90 days past due as a percentage of net loans	0.45%	0.25%	0.30%	0.15%	0.06%	0.91%	0.79%
Nonaccrual loans and loans 90 days past due as a percentage of total assets	0.33%	0.19%	0.19%	0.11%	0.04%	0.60%	0.61%
Total nonperforming assets as a percentage of total assets	0.71%	0.52%	0.19%	0.11%	0.15%	0.71%	0.75%

Source: Citizens South Banking Corporation's prospectus.

EXHIBIT I-13
Citizens South Banking Corporation
Deposit Composition

	March 31, 2002		December 31, 2001		December 31, 2000		September 30, 2000		September 30, 1999	
Category	Balance	Average Interest Rate	Balance	Average Interest Rate	Balance	Average Interest Rate	Balance	Average Interest Rate	Balance	Average Interest Rate
					(Dollars in Thousands)					
Noninterest bearing demand	$ 9,680	0.0%	$ 7,953	0.0%	$ 7,096	0.0%	$ 5,272	0.0%	$ 6,481	0.0%
Interest bearing demand	25,497	0.4	25,330	1.2	14,562	1.7	14,009	1.1	11,916	1.6
Money market deposit	30,946	1.5	29,489	2.7	14,690	3.5	14,909	3.2	13,709	2.1
Savings accounts	46,385	1.5	44,011	2.1	17,923	3.0	19,189	3.1	23,869	3.2
Certificates of deposit	239,574	3.0	246,909	5.4	113,660	5.6	107,973	5.4	103,450	5.2
Total Deposits	$ 352,082	2.8%	$ 353,692	4.2%	$ 167,931	4.7%	$ 161,352	4.3%	$ 159,425	4.1%

Source: Citizens South Banking Corporation's prospectus.

EXHIBIT I-14
Citizens South Banking Corporation
Time Deposit Rate/Maturity

	March 31,	December 31,		September 30,	
	2002	2001	2000	2000	1999
			(In Thousands)		
Interest Rate					
2.00-4.00%	$ 150,243	$ 96,028	$ 145	$ 767	$ 759
4.01-6.00%	74,969	129,737	53,289	63,941	102,279
6.01-8.00%	14,362	21,144	60,226	43,265	412
	$ 239,574	$ 246,909	$ 113,660	$ 107,973	$ 103,450

Source: Citizens South Banking Corporation's prospectus.

Citizens South Banking Corporation
FHLB Advance Borrowing Activity

	For the Three Months Ended March 31, 2002	For the Twelve Months Ended December 31, 2001	December 31, 2000	September 30, 2000	September 30, 1999
	(Dollars In Thousands)				
Advances from FHLB:					
Average balance outstanding	$ 39,900	$ 42,800	$ 40,900	$ 39,400	$ 28,700
Maximum amount outstanding at any month during the year	40,500	42,500	42,500	43,500	35,500
Balance outstanding at end of year	39,000	40,500	42,500	40,000	35,500
Weighted average interest rate during year	5.68%	5.60%	5.83%	5.87%	5.20%

Source: Citizens South Banking Corporation's prospectus.

EXHIBIT II-1
Description of Office Facilities

Location	Net Book Value of Property or Leasehold Improvements	Leased or Owned	Original Year Acquired or Built
245 West Main Avenue Gastonia, North Carolina 28052-4140	$ 296,000	Owned	1971
1535 Burtonwood Drive Gastonia, North Carolina 28054-4011	164,000	Owned	1976
233 South Main Street Mount Holly, North Carolina 28120-1620	490,000	Owned	1990
1670 Neal Hawkins Road Gastonia, North Carolina 28056-6429	411,000	Owned	1987
3135 Dallas High Shoals Road Dallas, North Carolina 28034-1307	906,000	Owned	2000
412 South Highway 27 Stanley, North Carolina 28164-2055	1,098,000	Owned	2001
427 West Innes Street Salisbury, North Carolina 28144-4232	509,000	Owned	1825
401 West Innes Street Salisbury, North Carolina 28144-4332	864,000	Owned	1961
106 West Main Street Rockwell, North Carolina 28145-8859	172,000	Owned	1963
307 North Center Street Statesville, North Carolina 28677-4063	1,025,000	Owned	1974
Total Net Book Value of Property or Leasehold Improvements	$ 5,755,000		

Source: Citizens South Banking Corporation's prospectus.

EXHIBIT II-2
Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1994:	Quarter 1	6.25%	3.59%	4.32%	6.48%
	Quarter 2	7.25%	4.25%	5.27%	7.10%
	Quarter 3	7.75%	4.75%	5.76%	7.46%
	Quarter 4	8.50%	5.76%	7.14%	7.81%
1995:	Quarter 1	9.00%	5.91%	6.43%	7.20%
	Quarter 2	9.00%	5.64%	5.64%	6.17%
	Quarter 3	8.75%	5.43%	5.62%	6.20%
	Quarter 4	8.50%	5.29%	5.31%	5.71%
1996:	Quarter 1	8.25%	5.10%	5.34%	6.27%
	Quarter 2	8.25%	5.23%	5.81%	6.91%
	Quarter 3	8.25%	5.24%	5.83%	6.83%
	Quarter 4	8.25%	5.04%	5.47%	6.30%
1997:	Quarter 1	8.50%	5.28%	5.80%	6.69%
	Quarter 2	8.50%	5.07%	5.69%	6.49%
	Quarter 3	8.50%	5.08%	5.52%	6.21%
	Quarter 4	8.50%	5.30%	5.53%	5.81%
1998:	Quarter 1	8.50%	5.16%	5.39%	5.65%
	Quarter 2	8.50%	5.12%	5.41%	5.50%
	Quarter 3	8.25%	4.74%	4.71%	4.81%
	Quarter 4	7.75%	4.50%	4.52%	4.65%
1999:	Quarter 1	7.75%	4.57%	4.78%	5.23%
	Quarter 2	7.75%	4.72%	5.10%	5.90%
	Quarter 3	8.25%	4.82%	5.25%	5.92%
	Quarter 4	8.50%	5.36%	5.84%	6.28%
2000:	Quarter 1	9.00%	5.86%	6.22%	6.26%
	Quarter 2	9.50%	5.86%	6.17%	6.10%
	Quarter 3	9.50%	6.18%	6.13%	5.80%
	Quarter 4	9.50%	5.94%	5.60%	5.24%
2001:	Quarter 1	8.00%	4.54%	4.30%	4.89%
	Quarter 2	6.75%	3.57%	3.58%	5.28%
	Quarter 3	6.00%	2.69%	2.82%	4.73%
	Quarter 4	4.75%	1.72%	2.22%	5.09%
2002:	Quarter 1	4.75%	1.83%	2.57%	5.28%
As of	June 14, 2002	4.75%	1.70%	2.05%	4.81%

(1) End of period data.

Sources: Federal Reserve and The Wall Street Journal.

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 19, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
GDW	Golden West Fin. Corp. of CA	NYSE	Nationwide	Thrift	59,348	267	12-31	05/59	68.39	10,601
GSB	Golden State Bancorp of CA	NYSE	CA,NV	Div.	54,089	352	12-31	10/83	36.83	5,007
DSL	Downey Financial Corp. of CA	NYSE	Southern CA	Thrift	10,913	144	12-31	01/71	48.73	1,375
WES	Westcorp of Irvine CA	NYSE	California	Div.	10,072 D	24	12-31	05/86	29.85	1,168
FED	FirstFed Financial Corp. of CA	NYSE	Los Angeles CA	Thrift	4,566	29	12-31	12/83	27.30	471
PFB	PFF Bancorp, Inc. of Pomona CA	AMEX	Southern CA	Thrift	3,043	24	03-31	03/96	33.80	441
HTHR	Hawthorne Fin. Corp. of CA	OTC	Southern CA	Thrift	1,864	9	12-31	/	30.62	165
QCBC	Quaker City Bancorp, Inc of CA	OTC	Los Angeles CA	Thrift	1,451	20	06-30	12/93	39.00	205
ITLA	ITLA Capital Corp of CA (3)	OTC	Los Angeles CA	Thrift	1,405	6	12-31	10/95	29.54	171
PROV	Provident Fin. Holdings of CA	OTC	Southern CA	M.B.	1,042	11	06-30	06/96	33.20	123
UPFC	United PanAm Fin. Corp of CA	OTC	San Francisco CA	Thrift	738	4	12-31	04/98	7.00	109
MBBC	Monterey Bay Bancorp of CA	OTC	West Central CA	Thrift	542	8	12-31	02/95	18.00	63
LFCO	Life Financial Corp of CA	OTC	Southern CA	Thrift	258	5	12-31	06/97	3.79	5
BYFC	Broadway Financial Corp. of CA	OTC	Los Angeles CA	Thrift	182	4	12-31	01/96	13.30	12
NDE	IndyMac Bancorp of CA	NYSE		Thrift	0	0		/	0.00	0
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	OTC	Miami FL	Thrift	5,631	38	09-30	12/85	17.09	429
BBX	BankAtlantic Bancorp of FL	NYSE	Southeastern FL	M.B.	5,595	80	12-31	11/83	10.87	633
FFFL	Fidelity Bankshares, Inc of FL	OTC	Southeast FL	Thrift	2,349	38	12-31	05/01	20.15	318
HARB	Harbor Florida Bancshrs of FL	OTC	Eastern FL	Thrift	1,925	32	09-30	03/98	22.82	552
FFLC	FFLC Bancorp of Leesburg FL	OTC	Central FL	Thrift	841	12	12-31	01/94	26.63	95
FFBK	FloridaFirst Bancorp of FL	OTC	Westcentral FL	Thrift	809	18	09-30	12/00	19.35	105
FDTR	Federal Trust Corp of FL	OTC	Northcentral FL	Thrift	307	3	12-31	12/97	3.90	21
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	MA,NJ,PA,RI,CT	M.B.	36,834	515	12-31	08/86	15.12	3,994

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 19, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
AF	Astoria Financial Corp. of NY	NYSE	New York City NY	Thrift	22,107	86	12-31	11/93	34.20	3,081
GPT	GreenPoint Fin. Corp. of NY (3)	NYSE	New York City NY	Thrift	21,072	74	12-31	01/94	47.26	4,732
HCBK	Hudson Cty Bcp MHC of NJ(38.8) (3)	OTC	New Jersey	Thrift	12,295	81	12-31	07/99	39.53	3,895
RSLN	Roslyn Bancorp, Inc. of NY (3)	OTC	Long Island NY	M.B.	9,445	32	12-31	01/97	22.34	1,902
NYCB	New York Community Bcrp of NY (3)	OTC	NY,NJ	Thrift	9,270	114	12-31	11/93	26.81	2,739
ICBC	Independence Comm Bnk Cp of NY	OTC	NY,NJ	Thrift	7,910	71	12-31	03/98	28.65	1,654
SIB	Staten Island Bancorp of NY (3)	NYSE	NY,NJ	Thrift	6,171	32	12-31	12/97	18.82	1,164
WYPT	Waypoint Financial Corp of PA	OTC	PA,MD	Thrift	5,257	58	12-31	10/00	19.14	725
NWSB	Northwest Bcrp MHC of PA(25.4)	OTC	PA,NY,OH	Thrift	4,197	124	06-30	11/94	14.65	696
FNFG	First Niagara MHC of NY (38.9) (3)	OTC	North/Central NY	Thrift	2,855	38	12-31	04/98	25.11	646
DCOM	Dime Community Bancshars of NY (3)	OTC	New York City NY	Thrift	2,800	19	06-30	06/96	22.78	590
HRBT	Hudson River Bancorp Inc of NY	OTC	Southeast NY	Thrift	2,509	52	03-31	07/98	26.28	399
FSLA	First Sentinal Bancorp of NJ	OTC	Eastern NJ	Thrift	2,194	23	12-31	04/98	14.89	450
WSFS	WSFS Financial Corp. of DE (3)	OTC	Wilmington DE,PA	Div.	1,868	22	12-31	11/86	24.24	221
PFSB	PennFed Fin. Services of NJ	OTC	Northern NJ	Thrift	1,843	21	06-30	07/94	27.12	201
CMSB	Commonwealth Bancorp Inc of PA	OTC	Southeastern PA	M.B.	1,770	60	12-31	06/96	28.60	287
OCFC	OceanFirst Fin. Corp of NJ	OTC	Eastern NJ	Thrift	1,723	16	12-31	07/96	21.19	307
PVSA	Parkvale Financial Corp of PA	OTC	Southwestern PA	Thrift	1,618	38	06-30	07/87	26.70	152
FFIC	Flushing Fin. Corp. of NY (3)	OTC	New York City NY	Thrift	1,505	10	12-31	11/95	18.28	239
ESBF	ESB Financial Corp. of PA	OTC	Western PA	Thrift	1,294	17	12-31	06/90	12.55	92
TRYF	Troy Financial Corp of Troy NY	OTC	Eastcentral NY	Thrift	1,117	21	09-30	03/99	26.00	263
PRTR	Partners Trust MHC of NY(46.4)	OTC	Western NY	Thrift	1,038 P	9	12-31	04/02	15.50	220
FMCO	FMS Fin Corp. of Burlington NJ	OTC	Southern NJ	Thrift	1,033	34	12-31	12/88	11.70	78
PBCP	Provident Bcp MHC of NY (45.1)	OTC	Southern NY	Thrift	920	17	09-30	01/99	28.25	227
PFNC	Progress Financial Corp. of PA	OTC	Southeastern PA	Thrift	875	20	12-31	07/83	9.45	66
FBBC	First Bell Bancorp, Inc. of PA	OTC	Pittsburgh PA	Thrift	872	7	12-31	06/95	17.52	84
GAF	GA Financial Corp., Inc. of PA	AMEX	Pittsburgh PA	Thrift	871	14	12-31	03/96	18.55	100
NEP	Northeast PA Fin. Corp of PA	AMEX	Northeast PA	Thrift	852	19	09-30	04/98	17.10	76
WSBI	Warwick Community Bncrp of NY (3)	OTC	Southeast NY,NJ	Thrift	778	8	12-31	12/97	28.84	144
THTL	Thistle Group Holdings of PA	OTC	Philadelphia PA	Thrift	741	13	12-31	07/98	12.75	83
THRD	TF Fin. Corp. of Newtown PA	OTC	PA,NJ	Thrift	721	13	12-31	07/94	23.35	63
WGBC	Willow Grove Bancorp of PA	OTC	Philadelphia PA	Thrift	699 P	13	06-30	04/02	11.43	129
SFFS	Sound Fed Bp MHC of NY (42.1)	OTC	NY,CT	Thrift	624	8	03-31	10/98	23.29	111

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 19, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
FSBI	Fidelity Bancorp, Inc. of PA	OTC	Southwestern PA	Thrift	592	11	09-30	06/88	18.50	42
HARL	Harleysville Svgs Fin Cp of PA	OTC	Southeastern PA	Thrift	583	5	09-30	08/87	20.90	47
PBCI	Pamrapo Bancorp, Inc. of NJ	OTC	Northern NJ	Thrift	551	11	12-31	11/89	16.19	83
FKFS	First Keystone Fin., Inc of PA	OTC	Southeastern PA	Thrift	504	7	09-30	01/95	16.87	35
EQSB	Equitable Bank of Wheaton MD	OTC	Central MD	Thrift	470	5	09-30	09/93	27.24	36
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	450	5	03-31	10/94	11.85	27
LFED	Leeds Fed Bksr MHC of MD(27.3)	OTC	Baltimore MD	Thrift	438	2	06-30	05/94	31.68	144
BCSB	BCSB Bankcorp MHC of MD (36.0)	OTC	Northeast MD	Thrift	432	11	09-30	07/98	12.99	76
GAFC	Greater Atlant. Fin Corp of VA	OTC	North. VA,DC,MD	Thrift	432	9	09-30	06/99	6.25	19
PHFC	Pittsburgh Home Fin Corp of PA	OTC	Pittsburgh PA	Thrift	416	9	09-30	04/96	14.16	20
WVFC	WVS Financial Corp. of PA	OTC	Pittsburgh PA	Thrift	407 D	6	06-30	11/93	15.91	43
ALLB	Alliance Bank MHC of PA (20.0)	OTC	Southeastern PA	Thrift	375	8	12-31	03/95	26.00	89
WEBK	West Essex Bp MHC of NJ (40.1)	OTC	NorthCentral NJ	Thrift	373	8	12-31	10/98	21.00	103
FLBC	Finger Lakes Bancorp Inc of NY	OTC	Western NY	Thrift	357	7	12-31	11/00	13.16	42
ONFC	Oneida Fincl MHC of NY (45.7)	OTC	Central NY	Thrift	355	6	12-31	12/98	18.40	93
LIBB	Liberty Bancrp MHC of NJ(39.2)	OTC	Northeast NJ	Thrift	346	7	12-31	07/98	26.07	85
PHSB	PHSB Financial Corp of PA	OTC	Western PA	Thrift	330	10	12-31	12/01	14.35	50
WSB	Washington SB, FSB of Bowie MD	AMEX	Southeastern MD	Thrift	315 D	5	07-31	08/88	8.30	38
ESBK	Elmira Svgs Bank, FSB of NY (3)	OTC	NY,PA	Thrift	283	6	12-31	03/85	25.10	24
LARL	Laurel Capital Group Inc of PA	OTC	Southwestern PA	Thrift	261	6	06-30	02/87	20.00	39
IFSB	Independence FSB of DC	OTC	Washington DC,MD	Thrift	259	6	12-31	06/85	11.40	16
PBHC	Pathfinder BC MHC of NY (39.1) (3)	OTC	Upstate NY	Thrift	250	5	12-31	11/95	13.71	36
ROME	Rome Bncp Inc MHC of NY (41.6) (3)	OTC	Central NY	Thrift	249	4	12-31	10/99	20.50	60
PLSK	Pulaski Bncp MHC of NJ (41.8)	OTC	New Jersey	Thrift	233	6	12-31	04/97	32.67	63
GCBC	Green Co Bcrp MHC of NY (43.0)	OTC	Southeast NY	Thrift	211	6	06-30	12/98	17.30	35
AFBC	Advance Fin. Bancorp of WV	OTC	Northwest WV,OH	Thrift	206	5	06-30	01/97	17.06	16
PRBC	Prestige Bancorp, Inc. of PA	OTC	Southwestern PA	Thrift	192	4	12-31	06/96	13.57	14
WHGB	WHG Bancshrs of Lutherville MD	OTC	Baltimore MD	Thrift	164 D	5	09-30	04/96	14.16	18
SKBO	Skibo Fin Corp MHC of PA(39.8)	OTC	Western PA	Thrift	155	3	03-31	04/97	13.50	42
GOV	Gouverneur Bcp MHC of NY(42.4)	AMEX	Northern NY	Thrift	82	1	09-30	03/99	10.55	24

Mid-West Companies

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 19, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
CFB	Commercial Federal Corp. of NE	NYSE	CO,IA,NE,KS,OK	M.B.	12,746	195	12-31	12/84	27.95	1,265
CFFN	Capitol Fd Fn MHC of KS (30.0)	OTC	Kansas	Thrift	8,800	34	09-30	04/99	25.47	1,897
FBC	Flagstar Bancorp, Inc of MI	NYSE	MI,IN	Thrift	6,403	75	12-31	04/97	21.71	629
MAFB	MAF Bancorp, Inc. of IL	OTC	Chicago IL	Thrift	5,618	33	12-31	01/90	37.10	857
ABCW	Anchor BanCorp Wisconsin of WI	OTC	Wisconsin	M.B.	3,579 D	54	03-31	07/92	22.72	567
BKMU	Bank Mutual Cp MHC of WI(49.8)	OTC	WI,MN	Thrift	2,850	70	12-31	11/00	20.16	450
FTFC	First Fed. Capital Corp. of WI	OTC	S. WI,MN,IL	Thrift	2,611	84	12-31	11/89	20.79	417
STFR	St. Francis Cap. Corp. of WI	OTC	Milwaukee WI	Thrift	2,211	22	09-30	06/93	22.40	208
UCFC	United Community Fin. of OH	OTC	Youngstown OH	Thrift	1,936	29	12-31	07/98	8.70	309
SUFI	Superior Financial Corp of AR	OTC	Eastcentral AR	Thrift	1,752	60	12-31	02/99	19.00	163
FPFC	First Place Fin. Corp. of OH	OTC	Northeast OH	Thrift	1,648	24	06-30	01/99	17.55	251
CITZ	CFS Bancorp, Inc of Munster IN	OTC	IN,IL	Thrift	1,583	23	12-31	07/98	13.95	187
METF	Metropolitan Fin. Corp. of OH	OTC	Northeast OH	Thrift	1,579	24	12-31	10/96	3.70	60
FDEF	First Defiance Fin. Corp of OH	OTC	Northwest OH	Thrift	1,132	14	12-31	10/95	18.90	130
CAFI	Camco Fin Corp of Cambridge OH	OTC	Eastern OH,KY	Thrift	1,045	22	12-31	/	14.48	115
NASB	NASB Fin, Inc. of Grandview MO	OTC	Western MO	Thrift	931	8	09-30	09/85	23.10	194
CTZN	Citizens First Bancorp of MI	OTC	Southeast MI	Thrift	922 D	15	03-31	03/01	20.86	189
MFSF	MutualFirst Fin. Inc. of IN	OTC	Eastcentral IN	Thrift	766	17	12-31	12/99	19.46	123
HMNF	HMN Financial, Inc. of MN	OTC	Southeast MN,IA	Thrift	719	13	12-31	06/94	19.04	83
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	704	8	12-31	04/98	17.85	83
PVFC	PVF Capital Corp. of OH	OTC	Cleveland OH	R.E.	700	13	06-30	12/92	11.79	63
HFFC	HF Financial Corp. of SD	OTC	SD,MN	Thrift	691	32	06-30	04/92	13.00	43
FBCI	Fidelity Bancorp of Chicago IL	OTC	Chicago IL	Thrift	686	5	09-30	12/93	21.60	67
FFSX	First Federal Bankshares of IA	OTC	IA,NE	Thrift	658	16	06-30	04/99	13.95	60
FFKY	First Fed. Fin. Corp. of KY	OTC	Central KY	Thrift	640	13	06-30	07/87	22.77	86
CASH	First Midwest Fin., Inc. of IA	OTC	IA,SD	Thrift	566	16	09-30	09/93	14.19	35
ASBI	Ameriana Bancorp of IN	OTC	Eastern IN,OH	Thrift	533	11	12-31	03/87	14.24	45
KNK	Kankakee Bancorp, Inc. of IL	AMEX	Northeast IL	Thrift	532	14	12-31	01/93	39.06	48
FFHH	FSF Financial Corp. of MN	OTC	Southern MN	Thrift	519	12	09-30	10/94	22.39	51
PFSL	Pocahontas Bancorp, Inc. of AR	OTC	Northeast AR	Thrift	516	19	09-30	04/98	10.25	46
LNCB	Lincoln Bancorp of IN	OTC	Central IN	Thrift	498	8	12-31	12/98	16.90	85
WFI	Winton Financial Corp. of OH	AMEX	Cincinnati OH	R.E.	488	6	09-30	08/88	10.17	45
PFDC	Peoples Bancorp of Auburn IN	OTC	Northeast IN,MI	Thrift	486	15	09-30	07/87	18.45	64

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 19, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
PCBI	Peoples Community Bcrp. of OH	OTC	Southwest OH	Thrift	480	9	09-30	03/00	21.74	54
FSFF	First SecurityFed Fin of IL	OTC	Chicago IL,PA	Thrift	435	5	12-31	10/97	21.90	91
MFBC	MFB Corp. of Mishawaka IN	OTC	Northern IN	Thrift	422	7	09-30	03/94	23.51	31
FFFD	North Central Bancshares of IA	OTC	Central IA	Thrift	399	9	12-31	03/96	28.90	48
GFED	Guaranty Fed Bancshares of MO	OTC	Southwest MO	Thrift	394	9	06-30	12/97	14.45	54
CFSL	Chesterfield Financial of IL	OTC	Chicago, IL	Thrift	363 D	3	06-30	05/01	18.09	75
CFSB	Citizens First Fin Corp. of IL	OTC	Central IL	Thrift	355	5	12-31	05/96	19.25	29
WOFC	Western Ohio Fin. Corp. of OH	OTC	Western OH	Thrift	352	6	12-31	07/94	19.35	35
WAYN	Wayne Svgs Bks MHC of OH(47.5)	OTC	Central OH	Thrift	335	10	03-31	06/93	20.04	52
HMLK	Hemlock Fed. Fin. Corp. of IL	OTC	Chicago IL	Thrift	305	6	12-31	04/97	27.25	27
HFBC	HopFed Bancorp of KY	OTC	Southwest KY	Thrift	297	6	12-31	02/98	12.48	45
PULB	Pulaski Fin Cp of St. Louis MO	OTC	St. Louis MO	Thrift	294	5	09-30	12/98	19.45	54
LSBI	LSB Fin. Corp. of Lafayette IN	OTC	Central IN	Thrift	292	5	12-31	02/95	19.00	26
FCAP	First Capital, Inc. of IN	OTC	Southern IN	Thrift	283 D	9	12-31	01/99	16.00	41
FFHS	First Franklin Corp. of OH	OTC	Cincinnati OH	Thrift	282	7	12-31	01/88	12.95	21
HCBB	HCB Bancshares, Inc. of AR	OTC	Southcentral AR	Thrift	282	6	06-30	05/97	15.91	28
SMBC	Southern Missouri Bncrp of MO	OTC	Southeast MO	Thrift	263	8	06-30	04/94	18.65	23
FBSI	First Bancshares, Inc. of MO	OTC	Southcentral MO	Thrift	256	10	06-30	12/93	13.27	22
FFBI	First Federal Bancshares of IL	OTC	Westcentral IL	Thrift	243	6	12-31	09/00	18.11	38
JXSB	Jcksnville Bcp MHC of IL(45.6)	OTC	Central IL	Thrift	242	7	12-31	04/95	12.75	24
PFED	Park Bancorp of Chicago IL	OTC	Chicago IL	Thrift	241	3	12-31	08/96	21.10	26
FFWC	FFW Corporation of Wabash IN	OTC	Central IN	Thrift	237	4	06-30	04/93	16.00	22
WEFC	Wells Fin. Corp. of Wells MN	OTC	Southcentral MN	Thrift	231	8	12-31	04/95	22.25	27
NEIB	Northeast Indiana Bncrp of IN	OTC	Northeast IN	Thrift	230	3	12-31	06/95	15.05	23
FFBZ	First Federal Bncrp, Inc of OH	OTC	Eastern OH	Thrift	228	6	09-30	07/92	7.00	22
BFFC	Big Foot Financial Corp. of IL	OTC	Chicago IL	Thrift	220	3	06-30	12/96	15.91	24
SFBI	Security Financial Bcrp of IN	OTC	Northeast IN	Thrift	200	6	06-30	01/00	20.00	37
FBTC	First BancTrust Corp of IL	OTC	Eastcentral IL	Thrift	196	2	12-31	04/01	16.40	24
RIVR	River Valley Bancorp of IN	OTC	Southeast IN	Thrift	192 D	5	12-31	12/96	26.28	21
FBEI	First Bancorp of Indiana of IN	OTC	Evansville IN	Thrift	180	7	06-30	04/99	14.49	26
GTPS	Great American Bancorp of IL	OTC	East Central IL	Thrift	171	3	12-31	06/95	22.60	19
FFED	Fidelity Fed. Bancorp of IN	OTC	Southwestern IN	Thrift	160 D	5	12-31	08/87	2.75	17
FKAN	First Kansas Fin. Corp. of KS	OTC	Northeast KS	Thrift	154	6	12-31	06/98	12.95	12

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 19, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
FFSL	First Independence Corp. of KS	OTC	Southeast KS	Thrift	153	3	09-30	10/93	16.30	16
AMFC	AMB Fin. Corp. of Munster IN	OTC	Northwest IN	Thrift	148	3	12-31	04/96	11.20	10
HCFC	Home City Fin. Corp. of OH	OTC	Southwest OH	Thrift	146	2	12-31	12/96	11.79	9
CKFB	CKF Bancorp of Danville KY	OTC	Central KY	Thrift	144	3	12-31	01/95	18.45	13
FKKY	Frankfort First Bancorp of KY	OTC	Frankfort KY	Thrift	143	3	06-30	07/95	17.90	22
UCBC	Union Community Bancorp of IN	OTC	W.Central IN	Thrift	142 D	7	12-31	12/97	15.25	37
LOGN	Logansport Fin. Corp. of IN	OTC	Northern IN	Thrift	142	1	12-31	06/95	17.00	17
HFFB	Harrodsburg 1st Fin Bcrp of KY	OTC	Central KY	Thrift	142	3	09-30	10/95	11.66	16
ASBP	ASB Financial Corp. of OH	OTC	Southern OH	Thrift	141	1	06-30	05/95	10.61	16
PSFC	Peoples Sidney Fin. Corp of OH	OTC	WestCentral OH	Thrift	138	4	06-30	04/97	11.75	17
SOBI	Sobieski Bancorp of S. Bend IN	OTC	Northern IN	Thrift	137	3	06-30	03/95	13.95	9
NBSI	North Bancshares of Chicago IL	OTC	Chicago IL	Thrift	136	2	12-31	12/93	12.70	15
LXMO	Lexington B&L Fin. Corp. of MO	OTC	West Central MO	Thrift	135	3	09-30	06/96	15.71	12
FFDF	FFD Financial Corp of Dover OH	OTC	Northeast OH	Thrift	130	2	06-30	04/96	13.99	17
HLFC	Home Loan Financial Corp of OH	OTC	Central OH	Thrift	127	3	06-30	03/98	13.10	22
BRBI	Blue River Bancshares of IN	OTC	Central IN	Thrift	126	4	12-31	06/98	4.60	7
CBES	CBES Bancorp, Inc. of MO	OTC	Western MO	Thrift	122	2	06-30	09/96	13.90	12
PBNC	PFS Bancorp Inc of IN	OTC	Southeastern IN	Thrift	121	3	12-31	10/01	15.05	23
GCFC	Grand Central Fin. Corp. of OH	OTC	Northeast OH	Thrift	115	2	12-31	12/98	10.90	19
CIBI	Community Inv. Bncp, Inc of OH	OTC	NorthCentral OH	Thrift	115	3	06-30	02/95	9.95	11
MSBF	MSB Financial, Inc of MI	OTC	Southcentral MI	Thrift	108	3	06-30	02/95	12.70	16
WCFB	Wbstr Cty Fed MHC of IA (38.5)	OTC	Central IA	Thrift	102	1	12-31	08/94	18.25	34
SFFC	StateFed Financial Corp. of IA	OTC	Des Moines IA	Thrift	97	3	06-30	01/94	10.25	13
FNFI	First Niles Fin., Inc. of OH	OTC	Central Ohio	Thrift	96	1	12-31	10/98	15.45	23
KYF	Kentucky First Bancorp of KY	AMEX	Central KY	Thrift	79	2	06-30	08/95	14.24	13
HWEN	Home Financial Bancorp of IN	OTC	Central IN	Thrift	68	2	06-30	07/96	4.92	7
STBI	Sturgis Bancorp of MI	OTC	Southcentral MI	Thrift	0	11	12-31	11/88	0.00	0
New England Companies										
WBST	Webster Financial Corp. of CT	OTC	CT	Thrift	12,342	109	12-31	12/86	38.03	1,859
PBCT	Peoples Bank, MHC of CT (40.8) (3)	OTC	CT	Div.	11,355	150	12-31	07/88	26.10	1,608

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 19, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
New England Companies (continued)										
SCFS	Seacoast Fin Serv Corp of MA (3)	OTC	Southeast MA	Thrift	3,450	42	12-31	11/98	23.62	573
AMFH	American Fin. Holdings of CT (3)	OTC	Central CT	Thrift	2,835	34	12-31	11/99	28.79	669
SBMC	Connecticut Bancshares of CT (3)	OTC	Northeast CT	Thrift	2,458	28	12-31	03/00	29.70	334
FAB	FirstFed America Bancorp of MA	AMEX	MA,RI	Thrift	2,294	28	03-31	01/97	24.49	199
FESX	First Essex Bancorp, Inc of MA (3)	OTC	MA,NH	Div.	1,672	20	12-31	08/87	33.15	252
BFD	BostonFed Bancorp, Inc. of MA	AMEX	Eastern MA	M.B.	1,460	11	12-31	10/95	29.80	134
MDBK	Medford Bancorp, Inc. of MA (3)	OTC	Eastern MA	Thrift	1,446	19	12-31	03/86	34.67	270
PORT	Port Fin. Corp of Brighton MA	OTC	Eastern MA	Thrift	1,235	10	12-31	04/00	36.20	204
BRKL	Brookline Bncp MHC of MA(43.4) (3)	OTC	Eastern MA	Thrift	1,130	6	12-31	03/98	25.18	675
BHL	Berkshire Hills Bancorp of MA (3)	AMEX	Western MA	Thrift	1,035	11	12-31	06/00	23.28	146
MASB	MassBank Corp. of Reading MA (3)	OTC	Eastern MA	Thrift	989	15	12-31	05/86	33.75	160
ABBK	Abington Bancorp of MA (3)	OTC	Southeastern MA	Thrift	849	13	12-31	06/86	19.50	62
WFD	Westfield Finl MHC of MA(47.0) (3)	AMEX	Southwestern MA	Thrift	785	10	12-31	12/01	14.97	156
WRO	Woronoco Bancorp, Inc of MA	AMEX	Southwest MA	Thrift	694	12	12-31	03/99	19.29	72
NMIL	Newmil Bancorp, Inc. of CT (3)	OTC	Western CT	Thrift	614	18	06-30	02/86	20.25	89
BYS	Bay State Bancorp, Inc. of MA	AMEX	Eastern MA	Thrift	529	6	03-31	03/98	50.65	84
NHTB	NH Thrift Bancshares of NH	OTC	Central NH	Thrift	488	14	12-31	05/86	19.00	37
WRNB	Warren Bancorp of Peabody MA (3)	OTC	Eastern MA	R.E.	461	6	12-31	07/86	12.14	90
NBN	Northeast Bancorp of Auburn ME (3)	AMEX	Eastern ME	Thrift	439	11	06-30	08/87	14.30	38
LSBX	LSB Corp of No. Andover MA (3)	OTC	Northeastern MA	Thrift	439	5	12-31	05/86	13.99	61
CEBK	Central Bncrp of Somerville MA (3)	OTC	Eastern MA	Thrift	433 D	8	03-31	10/86	30.03	50
HIFS	Hingham Inst. for Sav. of MA (3)	OTC	Eastern MA	Thrift	397	6	12-31	12/88	30.20	62
ANE	Alliance Bncp of New Eng of CT (3)	AMEX	Northern CT	Thrift	385 D	9	12-31	12/86	14.10	36
MYST	Mystic Fin., Inc of Medford MA (3)	OTC	Eastern MA	Thrift	326	5	06-30	01/98	17.74	27
IPSW	Ipswich Bancshares, Inc. of MA (3)	OTC	Northwest MA	Thrift	325	8	12-31	05/93	20.43	40
MFLR	Mayflower Co-Op. Bank of MA (3)	OTC	Southeastern MA	Thrift	176 D	5	04-30	12/87	14.95	20
FCB	Falmouth Bancorp, Inc. of MA (3)	AMEX	Southeast MA	Thrift	148	3	09-30	03/96	29.25	27
North-West Companies										
WFSL	Washington Federal, Inc. of WA	OTC	WA,OR,AZ,ID,UT	Thrift	7,047	115	09-30	11/82	25.44	1,616
STSA	Sterling Financial Corp. of WA	OTC	WA,ID,OR,MT	M.B.	2,996	77	12-31	06/83	20.00	234

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 19, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
North-West Companies (continued)										
KFBI	Klamath First Bancorp of OR	OTC	Southern OR,WA	Thrift	1,448	56	09-30	10/95	15.55	106
HRZB	Horizon Financial Corp. of WA (3)	OTC	Northwest WA	Thrift	772	15	03-31	08/86	14.45	124
FMSB	First Mutual Bncshrs Inc of WA (3)	OTC	Western WA	Thrift	687	10	12-31	12/85	15.90	83
EVRT	Evertrust Fin. Grp, Inc. of WA (3)	OTC	Northeast WA	Thrift	676	12	03-31	10/99	18.97	98
HFWA	Heritage Financial Corp of WA	OTC	NW WA	Thrift	592 S	18	12-31	01/98	15.93	120
OTFC	Oregon Trail Fin. Corp. of OR	OTC	Northeast OR,WA	Thrift	399 D	9	03-31	10/97	19.01	57
TSBK	Timberland Bancorp, Inc. of WA	OTC	Westcentral WA	Thrift	399	13	09-30	01/98	16.36	72
RVSB	Riverview Bancorp, Inc. of WA	OTC	Southwest WA	Thrift	392	12	03-31	10/97	14.30	64
FBNW	FirstBank NW Corp. of ID	OTC	West WA/East ID	Thrift	308	8	03-31	07/97	19.19	28
EFBC	Empire Federal Bancorp of MT	OTC	Southern MT	Thrift	203	5	12-31	01/97	15.00	23
South-East Companies										
FFCH	First Fin. Holdings Inc. of SC	OTC	Charleston SC	Thrift	2,296	44	09-30	11/83	29.41	395
EBSI	Eagle Bancshares of Tucker GA	OTC	Atlanta GA	Thrift	1,149 D	14	03-31	04/86	25.90	147
CHFN	Charter Fincl MHC of GA (20.0)	OTC	Southwest GA,AL	Thrift	945	5	09-30	10/01	25.89	513
CFCP	Coastal Fin. Corp. of SC	OTC	SC,NC	Thrift	799	16	09-30	09/90	11.60	123
FFBH	First Fed. Bancshares of AR	OTC	Northern AR	Thrift	691	16	12-31	05/96	25.20	76
TSH	Teche Hlding Cp of Franklin LA	AMEX	Southern LA	Thrift	507	15	09-30	04/95	25.50	61
COOP	Cooperative Bancshares of NC	OTC	Eastern NC	Thrift	463	17	12-31	08/91	13.80	39
CSBC	Citizen So.Bkg MHC of NC(41.6)	OTC	Southwest NC	Thrift	445	9	12-31	04/98	20.00	84
ANA	Acadiana Bancshares, Inc of LA	AMEX	Southern LA	Thrift	312	5	12-31	07/96	26.10	30
UFBS	Union Fin Bancshares Inc of SC	OTC	Northwest SC	Thrift	304	6	09-30	08/87	13.25	26
DFBS	Dutchfork Bancshares Inc of SC	OTC	Central SC	Thrift	263	3	09-30	07/00	24.45	28
CFFC	Community Fin. Corp. of VA	OTC	Central VA	Thrift	257 D	6	03-31	03/88	11.55	26
FGHC	First Georgia Hold., Inc of GA	OTC	Southeastern GA	Thrift	249	6	09-30	02/87	3.80	29
BFSB	Bedford Bancshares, Inc. of VA	OTC	Southwest VA	Thrift	240	4	09-30	08/94	17.25	35
SSFC	South Street Fin. Corp. of NC (3)	OTC	South Central NC	Thrift	212	2	12-31	10/96	7.15	22
GSLA	GS Financial Corp. of LA	OTC	New Orleans LA	Thrift	190	3	12-31	04/97	18.05	30
SZB	SouthFirst Bancshares of AL	AMEX	Central AL	Thrift	143	5	09-30	02/95	12.55	10
HSTD	Homestead Bancorp, Inc. of LA	OTC	Southeastern LA	Thrift	127	3	12-31	07/98	11.75	11
PEDE	Great Pee Dee Bancorp of SC	OTC	Northeast SC	Thrift	124	2	06-30	12/97	13.00	23

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 19, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
South-East Companies (continued)										
SRN	Southern Banc Company of AL	AMEX	Northeast AL	Thrift	107	4	06-30	10/95	13.00	13
UTBI	United Tenn. Bancshares of TN	OTC	Eastern TN	Thrift	106	3	12-31	01/98	10.75	14
South-West Companies										
CBSA	Coastal Bancorp of Houston TX	OTC	Houston TX	M.B.	2,473	50	12-31	03/92	30.00	175
JXVL	Jacksonville Bancorp Inc of TX	OTC	East Central TX	Thrift	399	9	09-30	04/96	25.23	45
GUPB	GFSB Bancorp, Inc of Gallup NM	OTC	Northwest NM	Thrift	203	2	06-30	06/95	15.00	17
AABC	Access Anytime Bancorp of NM	OTC	Eastern NM	Thrift	180	6	12-31	08/86	9.20	13
Western Companies (Excl CA)										
MTXC	Matrix Bancorp, Inc. of CO	OTC	NM,AZ	Thrift	1,570	3	12-31	10/96	11.31	73
HCBC	High Country Bancorp of CO	OTC	Southcentral CO	Thrift	170	4	06-30	12/97	19.68	18
CRZY	Crazy Woman Creek Bncorp of WY	OTC	Northeast WY	Thrift	72	3	09-30	03/96	14.71	12
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 06/19/02

EXHIBIT III-2
Public Market Pricing of North Carolina Thrifts

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of June 14, 2002

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Financial Characteristics(6) Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	19.27	271.27	1.11	14.81	15.34	134.19	13.48	142.69	16.97	0.42	2.28	33.67	1,921	10.32	0.65	0.82	8.60	0.73	7.48
State of NC	10.48	30.78	0.70	9.82	17.76	104.41	9.51	104.41	18.60	0.30	3.52	18.18	338	9.30	0.35	0.62	7.40	0.57	6.66
Comparable Group																			
State of NC																			
CSBC Citizen So.Bkg MHC of NC(41.6)(7)	20.00	34.68	0.56	10.03	NM	199.40	18.90	251.26	NM	0.32	1.60	23.54	445	9.48	0.71	0.65	5.28	0.70	5.69
COOP Cooperative Bancshares of NC	13.80	39.12	1.10	12.04	10.87	114.62	8.45	114.62	12.55	0.20	1.45	18.18	463	7.37	0.49	0.81	10.98	0.71	9.51
SSFC South Street Fin. Corp. of NC	7.15	22.44	0.29	7.59	24.66	94.20	10.57	94.20	24.66	0.40	5.59	NM	212	11.22	0.21	0.43	3.82	0.43	3.82

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) *ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.*
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-3
Public Market Pricing of Southeast Thrifts

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-3
Market Pricing Comparatives
Prices As of June 14, 2002

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	19.27	271.27	1.11	14.81	15.34	134.19	13.48	142.69	16.97	0.42	2.28	33.67	1,921	10.32	0.65	0.82	8.60	0.73	7.48
Special Selection Grouping(8)	16.53	57.55	0.90	14.78	15.91	120.22	14.19	123.89	17.00	0.37	2.53	35.14	439	11.95	0.68	0.75	7.30	0.69	6.75
Comparable Group																			
Special Comparative Group(8)																			
ANA Acadiana Bancshares, Inc of LA	26.10	30.28	1.53	22.96	13.96	113.68	9.69	113.68	17.06	0.60	2.30	39.22	312	8.52	NA	0.69	8.13	0.56	6.65
BFSB Bedford Bancshares, Inc. of VA	17.25	34.66	1.36	11.54	12.59	149.48	14.44	149.48	12.68	0.48	2.78	35.29	240	9.66	0.36	1.27	11.81	1.26	11.72
CHFN Charter Fincl MHC of GA (20.0)	25.89	102.63	0.05	13.44	NM	192.63	54.33	192.63	NM	0.40	1.54	NM	945	28.21	0.47	0.31	1.10	0.10	0.37
CSBC Citizen So.Bkg MHC of NC(41.6)(7)	20.00	34.68	0.56	10.03	NM	199.40	18.90	251.26	NM	0.32	1.60	23.54	445	9.48	0.71	0.65	5.28	0.70	5.69
CFCP Coastal Fin. Corp. of SC	11.60	122.70	0.88	5.52	12.61	210.14	15.36	210.14	13.18	0.20	1.72	22.73	799	7.31	1.44	1.25	17.36	1.19	16.60
CFFC Community Fin. Corp. of VA	11.55	26.08	1.09	11.67	9.96	98.97	10.14	99.23	10.60	0.32	2.77	29.36	257	10.24	0.58	1.00	10.07	0.94	9.46
COOP Cooperative Bancshares of NC	13.80	39.12	1.10	12.04	10.87	114.62	8.45	114.62	12.55	0.20	1.45	18.18	463	7.37	0.49	0.81	10.98	0.71	9.51
DFBS Dutchfork Bancshares Inc of SC	24.45	27.70	1.33	29.07	12.94	84.11	10.54	84.11	18.38	0.00	0.00	0.00	263	12.53	NA	0.89	6.15	0.62	4.33
EBSI Eagle Bancshares of Tucker GA(7)	25.90	147.03	0.51	14.76	NM	175.47	12.80	175.47	NM	0.00	0.00	0.00	1,149	7.29	1.40	0.15	2.27	0.24	3.61
FFBH First Fed. Bancshares of AR	25.20	76.03	1.81	23.82	12.54	105.79	11.00	105.79	13.92	0.48	1.90	26.52	691	10.40	0.42	0.88	8.34	0.79	7.51
FFCH First Fin. Holdings Inc. of SC	29.41	394.62	1.77	12.29	15.08	239.30	17.18	255.52	16.62	0.68	2.31	38.42	2,296	7.18	0.82	1.13	16.70	1.02	15.15
FGHC First Georgia Hold., Inc of GA	3.80	29.46	0.20	2.58	19.00	147.29	11.82	150.79	19.00	0.10	2.63	50.00	249	8.03	2.08	0.63	7.87	0.63	7.87
GSLA GS Financial Corp. of LA	18.05	29.78	0.80	21.38	22.28	84.42	15.67	84.42	22.56	0.36	1.99	45.00	190	18.56	0.09	0.69	3.72	0.68	3.67
PEDE Great Pee Dee Bancorp of SC	13.00	22.96	0.66	14.42	19.70	90.15	18.45	96.30	19.70	0.50	3.85	NM	124	20.46	1.24	0.98	4.61	0.98	4.61
HSTD Homestead Bancorp, Inc. of LA	11.75	10.87	0.54	13.08	19.26	89.83	8.53	89.83	21.76	0.24	2.04	44.44	127	9.50	0.24	0.47	4.63	0.42	4.10
SSFC South Street Fin. Corp. of NC	7.15	22.44	0.29	7.59	24.66	94.20	10.57	94.20	24.66	0.40	5.59	NM	212	11.22	0.21	0.43	3.82	0.43	3.82
SZB SouthFirst Bancshares of AL	12.55	10.30	-0.62	16.22	NM	77.37	7.21	80.60	NM	0.60	4.78	NM	143	9.32	1.69	-0.33	-3.41	-0.34	-3.52
SRN Southern Banc Company of AL	13.00	13.08	0.59	17.33	21.31	75.01	12.18	75.19	22.03	0.35	2.69	59.32	107	16.24	0.04	0.61	3.53	0.59	3.42
TSH Teche Hldng Cp of Franklin LA	25.50	60.51	2.30	22.37	10.90	113.99	11.94	113.99	11.09	0.50	1.96	21.74	507	10.47	0.39	1.15	10.72	1.13	10.54
UFBS Union Fin Bancshares Inc of SC	13.25	25.89	0.74	12.62	17.21	104.99	8.51	138.45	17.91	0.40	3.02	54.05	304	8.11	0.36	0.54	6.29	0.52	6.05
UTBI United Tenn. Bancshares of TN	10.75	14.25	0.70	10.95	15.58	98.17	13.49	104.98	15.36	0.30	2.79	42.86	106	13.74	NA	0.87	6.30	0.88	6.39

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E - Price to earnings; P/B - Price to book; P/A - Price to assets; P/TB - Price to tangible book value; and P/CORE - Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes South-East Companies;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-4
Public Market Pricing of Midwest Thrifts

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-4
Market Pricing Comparatives
Prices As of June 14, 2002

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (X)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/CORE (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
	All Public Companies	19.27	271.27	1.11	14.81	15.34	134.19	13.48	142.69	16.97	0.42	2.28	33.67	1,921	10.32	0.65	0.82	8.60	0.73	7.48
	Special Selection Grouping(8)	16.82	98.06	0.92	15.05	15.54	113.81	12.49	121.58	17.80	0.43	2.64	39.08	880	11.22	0.81	0.78	7.43	0.66	5.88
	Comparable Group																			
	Special Comparative Group(8)																			
AMFC	AMB Fin. Corp. of Munster IN	11.20	9.64	0.99	13.79	10.18	81.22	6.51	81.22	11.31	0.24	2.14	24.24	148	8.02	1.38	0.66	8.26	0.60	7.43
ASBP	ASB Financial Corp. of OH	10.61	16.25	0.78	9.75	13.10	108.82	11.50	108.82	13.60	0.48	4.52	61.54	141	10.57	0.43	0.89	8.46	0.85	8.15
ASBI	Ameriana Bancorp of IN	14.24	44.81	0.69	13.02	NM	109.37	8.41	113.47	20.64	0.64	4.49	NM	533	7.69	2.09	0.13	1.64	0.41	5.13
ABCW	Anchor BanCorp Wisconsin of WI	22.72	566.86	1.08	10.41	17.75	218.25	15.84	236.42	21.04	0.33	1.45	30.56	3,579	7.26	NA	0.99	14.00	0.84	11.82
BKMU	Bank Mutual Cp MHC of WI(49.8)	20.16	223.94	0.84	13.75	20.57	146.62	15.77	181.46	24.00	0.32	1.59	18.98	2,850	10.76	0.16	0.76	7.28	0.65	6.24
BFFC	Big Foot Financial Corp. of IL	15.91	24.01	0.94	18.86	21.79	84.36	10.93	84.36	16.93	0.24	1.51	25.53	220	12.96	0.09	0.49	3.86	0.64	4.97
BRBI	Blue River Bancshares of IN	4.60	7.13	-1.23	7.92	NM	58.08	5.65	72.44	NM	0.00	0.00	NM	126	9.74	NA	-1.56	-16.21	-1.35	-14.04
CBES	CBES Bancorp, Inc. of MO	13.90	12.18	-0.95	16.54	NM	84.04	10.02	84.04	NM	0.32	2.30	NM	122	11.92	NA	-0.42	-4.04	-0.59	-5.64
CITZ	CFS Bancorp, Inc of Munster IN	13.95	186.96	0.77	12.48	19.93	111.78	11.81	111.78	18.12	0.40	2.87	51.95	1,583	10.56	0.95	0.57	5.14	0.63	5.65
CKFB	CKF Bancorp of Danville KY	18.45	12.84	1.65	18.79	11.18	98.19	8.91	107.21	11.18	0.70	3.79	42.42	144	9.08	2.00	0.88	9.06	0.88	9.06
CAFI	Camco Fin Corp of Cambridge OH	14.48	115.35	0.97	12.09	13.16	119.77	11.04	123.55	14.93	0.52	3.59	53.61	1,045	9.22	1.19	0.84	10.05	0.74	8.86
CFFN	Capitol Fd Fn MHC of KS (30.0)	25.47	567.40	1.09	12.90	23.37	197.44	21.55	197.44	23.37	0.76	2.98	20.86	8,800	10.92	0.10	0.94	8.13	0.94	8.13
CFSL	Chesterfield Financial of IL	18.09	74.98	0.84	18.44	21.54	98.10	20.66	98.10	21.54	0.00	0.00	0.00	363	21.06	NA	0.96	4.56	0.96	4.56
CTZN	Citizens First Bancorp of MI	20.86	188.78	1.15	16.55	NM	126.04	20.47	126.04	18.14	0.32	1.53	27.83	922	16.24	0.31	0.52	3.34	1.19	7.69
CFSB	Citizens First Fin Corp. of IL	19.25	28.62	1.17	20.89	12.92	92.15	8.07	92.15	16.45	0.28	1.45	23.93	355	8.76	2.35	0.65	7.21	0.51	5.66
CFB	Commercial Federal Corp. of NE	27.95	1264.96	2.31	16.47	12.21	169.70	9.92	227.61	12.10	0.36	1.29	15.58	12,746	5.85	0.99	0.81	13.27	0.82	13.38
CIBI	Community Inv. Bncp, Inc of OH	9.95	10.97	1.14	10.90	8.88	91.28	9.55	91.28	8.73	0.30	3.02	26.32	115	10.46	NA	1.08	10.46	1.10	10.64
EFC	EFC Bancorp, Inc of Elgin IL	17.85	82.50	1.12	15.12	15.52	118.06	11.72	118.06	15.94	0.53	2.97	47.32	704	9.93	0.50	0.82	7.77	0.80	7.56
FFDF	FFD Financial Corp of Dover OH	13.99	17.31	0.82	13.30	14.28	105.19	13.30	105.19	17.06	0.38	2.72	46.34	130	12.64	0.20	0.92	7.36	0.77	6.16
FFWC	FFW Corporation of Wabash IN	16.00	22.03	1.25	15.90	10.74	100.63	9.31	105.89	12.80	0.56	3.50	44.80	237	9.25	0.70	0.88	9.31	0.74	7.81
FFHH	FSF Financial Corp. of MN	22.39	51.14	1.19	18.96	9.82	118.09	9.85	134.64	18.82	1.00	4.47	NM	519	8.34	0.62	1.07	12.43	0.56	6.49
FBCI	Fidelity Bancorp of Chicago IL	21.60	66.55	1.84	15.70	9.82	137.58	9.71	137.58	11.74	0.36	1.67	19.57	686	7.05	0.22	1.03	14.26	0.86	11.92
FFED	Fidelity Fed. Bancorp of IN(7)	2.75	16.67	-0.15	1.96	NM	140.31	10.44	151.93	NM	0.00	0.00	NM	160	7.44	1.65	0.15	2.35	-0.54	-8.82
FBTC	First BancTrust Corp of IL	16.40	23.83	0.84	18.95	13.02	86.54	12.17	86.54	19.52	0.20	1.22	23.81	196	14.06	NA	0.95	7.31	0.63	4.88
FBEI	First Bancorp of Indiana of IN	14.49	25.91	0.52	17.60	20.13	82.33	14.40	88.62	27.87	0.30	2.07	57.69	180	17.49	0.20	0.71	4.00	0.51	2.89
FCAP	First Capital, Inc. of IN	16.00	40.75	1.18	13.15	13.11	121.67	14.41	122.14	13.56	0.52	3.25	44.07	283	11.84	0.52	1.17	9.58	1.13	9.26
FDEF	First Defiance Fin. Corp of OH	18.90	129.82	0.84	16.43	9.79	115.03	11.46	118.72	22.50	0.52	2.75	61.90	1,132	9.97	0.31	1.22	12.34	0.53	5.37
FTFC	First Fed. Capital Corp. of WI	20.79	416.51	0.65	9.68	13.77	214.77	15.95	246.33	NM	0.52	2.50	NM	2,611	7.43	0.30	1.18	17.74	0.51	7.64
FFKY	First Fed. Fin. Corp. of KY	22.77	85.59	1.92	15.46	11.86	147.28	13.36	172.76	11.86	0.72	3.16	37.50	640	9.07	0.31	1.18	12.94	1.18	12.94
FFBI	First Federal Bancshares of IL	18.11	38.18	0.78	20.85	21.06	86.86	15.72	86.86	23.22	0.32	1.77	41.03	243	18.09	NA	0.74	3.96	0.67	3.59
FFSX	First Federal Bankshares of IA	13.95	59.69	0.20	16.79	24.91	83.09	9.07	112.68	NM	0.32	2.29	NM	658	10.92	NA	0.36	3.31	0.13	1.18
FFBZ	First Federal Bncrp, Inc of OH	7.00	22.13	0.67	6.60	8.75	106.06	9.69	106.22	10.45	0.20	2.86	29.85	228	9.14	0.31	1.09	12.68	0.92	10.62
FFHS	First Franklin Corp. of OH	12.95	21.04	0.44	13.61	22.72	95.15	7.46	95.15	29.43	0.30	2.32	68.18	282	7.84	0.63	0.33	4.18	0.26	3.23
FFSL	First Independence Corp. of KS	16.30	15.63	1.58	15.46	7.12	105.43	10.20	105.43	10.32	0.50	3.07	31.65	153	9.68	1.72	1.44	15.40	0.99	10.63
FKAN	First Kansas Fin. Corp. of KS	12.95	11.81	0.64	17.13	23.55	75.60	7.66	75.78	20.23	0.20	1.54	31.25	154	10.13	NA	0.33	2.97	0.38	3.46
CASH	First Midwest Fin., Inc. of IA	14.19	34.71	0.70	17.25	19.44	82.26	6.13	89.53	20.27	0.52	3.66	74.29	566	7.46	1.33	0.33	4.18	0.32	4.01
FNFI	First Niles Fin., Inc. of OH	15.45	23.39	0.53	11.39	24.92	135.65	24.49	135.65	29.15	0.52	3.37	NM	96	18.05	1.15	1.01	5.18	0.86	4.43
FPFC	First Place Fin. Corp. of OH	17.55	250.75	0.84	12.96	14.87	135.42	15.21	152.61	20.89	0.50	2.85	59.52	1,648	11.23	0.80	1.03	8.79	0.73	6.26
FSFF	First SecurityFed Fin of IL	21.90	90.62	1.55	17.82	14.04	122.90	20.81	123.10	14.13	0.52	2.37	33.55	435	16.93	0.30	1.48	8.75	1.47	8.70
FBC	Flagstar Bancorp, Inc of MI	21.71	628.92	-1.31	10.95	11.19	198.26	9.82	198.26	NM	0.21	0.97	NM	6,403	4.95	NA	0.88	17.72	-0.59	-11.96
FKKY	Frankfort First Bancorp of KY	17.90	22.30	1.15	14.56	15.57	122.94	15.58	122.94	15.57	1.12	6.26	NM	143	12.67	0.43	0.97	7.90	0.97	7.90
GCFC	Grand Central Fin. Corp. of OH	10.90	18.99	0.39	10.50	NM	103.81	16.44	103.81	27.95	0.36	3.30	NM	115	15.84	NA	0.49	3.46	0.53	3.75
GTPS	Great American Bancorp of IL	22.60	19.32	1.55	21.91	13.37	103.15	11.30	105.90	14.58	0.44	1.95	28.39	171	10.96	0.20	0.86	7.60	0.79	6.97
GFED	Guaranty Fed Bancshares of MO	14.45	54.16	0.67	12.18	14.90	118.64	13.74	118.73	21.57	0.50	3.46	74.63	394	11.58	0.72	0.91	7.57	0.63	5.23
HCBB	HCB Bancshares, Inc. of AR	15.91	28.37	0.76	17.07	20.93	93.20	10.06	93.64	20.93	0.32	2.01	42.11	282	10.79	NA	0.47	4.32	0.47	4.32
HFFC	HF Financial Corp. of SD	13.00	42.74	1.11	15.14	10.00	85.87	6.18	96.30	11.71	0.44	3.38	39.64	691	7.20	1.47	0.57	8.14	0.49	6.95
HMNF	HMN Financial, Inc. of MN	19.04	83.22	1.00	16.77	14.32	113.54	11.58	120.89	19.04	0.72	3.78	72.00	719	10.20	0.69	0.80	8.12	0.60	6.11

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-4
Market Pricing Comparatives
Prices As of June 14, 2002

	Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
	Special Comparative Group(8) (continued)																			
HFFB	Harrodsburg 1st Fin Bcrp of KY	11.66	15.66	0.45	16.53	25.91	70.54	11.06	71.71	25.91	0.60	5.15	NM	142	15.69	1.26	0.45	2.69	0.45	2.69
HMLK	Hemlock Fed. Fin. Corp. of IL	27.25	26.51	1.66	20.77	13.23	131.20	8.69	141.48	16.42	0.60	2.20	36.14	305	6.62	NA	0.70	9.89	0.57	7.97
HCFC	Home City Fin. Corp. of OH	11.79	9.24	0.50	14.83	15.93	79.50	6.33	82.10	23.58	0.44	3.73	NM	146	7.97	NA	0.41	4.94	0.28	3.34
HWEN	Home Financial Bancorp of IN	4.92	6.67	0.39	4.62	12.62	106.49	9.86	106.49	12.62	0.12	2.44	30.77	68	9.26	1.05	0.78	8.76	0.78	8.76
HLFC	Home Loan Financial Corp of OH	13.10	21.80	0.89	11.95	14.40	109.62	17.17	109.62	14.72	0.48	3.66	53.93	127	15.66	0.49	1.21	7.64	1.18	7.47
HFBC	HopFed Bancorp of KY	12.48	45.31	0.91	12.06	19.81	103.48	15.23	103.48	13.71	0.44	3.53	48.35	297	14.72	0.16	0.85	5.13	1.23	7.42
JXSB	Jcksnville Bcp MHC of IL(45.6)	12.75	24.34	0.67	9.94	NM	128.27	10.07	154.55	19.03	0.30	2.35	44.78	242	7.85	NA	-0.49	-5.73	0.54	6.40
KNK	Kankakee Bancorp, Inc. of IL	39.06	47.81	2.36	33.75	13.56	115.73	8.99	129.47	16.55	0.60	1.54	25.42	532	7.77	1.07	0.72	8.75	0.59	7.17
KYF	Kentucky First Bancorp of KY	14.24	13.17	0.96	13.28	14.83	107.23	16.59	107.23	14.83	0.64	4.49	66.67	79	15.47	0.15	1.15	7.10	1.15	7.10
LSBI	LSB Fin. Corp. of Lafayette IN	19.00	26.20	1.29	17.36	11.24	109.45	8.97	109.45	14.73	0.44	2.32	34.11	292	8.19	0.75	0.81	10.09	0.62	7.70
LXMO	Lexington B&L Fin. Corp. of MO	15.71	12.02	0.75	19.16	19.16	81.99	8.89	86.65	20.95	0.30	1.91	40.00	135	10.84	0.89	0.49	4.32	0.45	3.95
LNCB	Lincoln Bancorp of IN	16.90	85.06	0.72	16.77	20.36	100.78	17.07	103.68	23.47	0.40	2.37	55.56	498	16.93	0.29	0.83	4.78	0.72	4.14
LOGN	Logansport Fin. Corp. of IN	17.00	17.00	1.42	16.94	11.97	100.35	11.99	100.35	11.97	0.52	3.06	36.62	142	11.95	1.30	1.04	8.12	1.04	8.12
MAFB	MAF Bancorp, Inc. of IL	37.10	856.75	2.35	19.50	13.84	190.26	15.25	247.17	15.79	0.60	1.62	25.53	5,618	8.02	0.49	1.15	14.88	1.01	13.05
MFBC	MFB Corp. of Mishawaka IN	23.51	31.43	1.11	25.89	12.57	90.81	7.46	90.81	21.18	0.42	1.79	37.84	422	8.21	0.96	0.60	7.30	0.36	4.34
MSBF	MSB Financial, Inc of MI	12.70	15.93	0.88	12.80	9.84	99.22	14.74	112.99	14.43	0.44	3.46	50.00	108	14.86	1.50	1.68	10.51	1.15	7.17
METF	Metropolitan Fin. Corp. of OH	3.70	59.71	-0.64	4.01	NM	92.27	3.78	95.85	NM	0.00	0.00	NM	1,579	4.10	2.06	-0.18	-5.79	-0.63	-20.58
MFSF	MutualFirst Fin. Inc. of IN	19.46	123.08	1.17	16.71	14.97	116.46	16.08	117.58	16.63	0.36	1.85	30.77	766	13.80	1.07	1.07	7.26	0.96	6.54
NASB	NASB Fin, Inc. of Grandview MO	23.10	194.39	1.14	11.98	9.83	192.82	20.89	195.10	20.26	0.60	2.60	52.63	931	10.83	NA	1.99	20.81	0.97	10.10
NBSI	North Bancshares of Chicago IL	12.70	14.78	0.41	11.45	28.86	110.92	10.85	110.92	NM	0.44	3.46	NM	136	9.78	NA	0.37	3.90	0.35	3.63
FFFD	North Central Bancshares of IA	28.90	48.06	2.84	21.68	10.18	133.30	12.05	154.63	10.18	0.72	2.49	25.35	399	9.04	0.39	1.22	13.02	1.22	13.02
NEIB	Northeast Indiana Bncrp of IN	15.05	23.07	1.17	17.04	11.94	88.32	10.01	88.32	12.86	0.48	3.19	41.03	230	11.34	2.77	0.81	7.29	0.75	6.77
PBNC	PFS Bancorp Inc of IN	15.05	23.34	0.57	18.09	NM	83.20	19.23	83.20	26.40	0.20	1.33	35.09	121	23.12	1.29	0.56	3.51	0.73	4.54
PVFC	PVF Capital Corp. of OH	11.79	62.88	1.02	9.78	8.80	120.55	8.98	120.55	11.56	0.30	2.54	29.41	700	7.45	NA	1.02	14.49	0.78	11.03
PFED	Park Bancorp of Chicago IL	21.10	26.16	1.18	22.05	14.86	95.69	10.85	95.69	17.88	0.48	2.27	40.68	241	11.34	0.11	0.71	6.26	0.59	5.20
PCBI	Peoples Community Bcrp. of OH	21.74	54.48	0.87	16.22	20.13	134.03	11.34	139.99	24.99	0.00	0.00	0.00	480	8.46	0.94	0.64	6.88	0.51	5.54
PSFC	Peoples Sidney Fin. Corp of OH	11.75	17.33	0.44	11.58	26.70	101.47	12.55	101.47	26.70	0.36	3.06	NM	138	12.37	0.61	0.48	3.79	0.48	3.79
PFSL	Pocahontas Bancorp, Inc. of AR	10.25	45.67	0.77	9.97	25.63	102.81	8.85	154.14	13.31	0.28	2.73	36.36	516	8.61	NA	0.38	4.03	0.73	7.76
PULB	Pulaski Fin Cp of St. Louis MO	19.45	53.78	0.46	11.28	13.51	172.43	18.31	172.43	NM	0.30	1.54	65.22	294	10.62	1.01	1.34	12.82	0.43	4.10
RIVR	River Valley Bancorp of IN	26.28	21.29	1.79	22.19	10.77	118.43	11.11	118.65	14.68	0.60	2.28	33.52	192	9.38	NA	1.11	11.30	0.81	8.29
SFBI	Security Financial Bcrp of IN	20.00	37.30	0.59	19.43	NM	102.93	18.63	102.93	NM	0.00	0.00	0.00	200	18.10	1.07	0.50	2.75	0.54	2.95
SOBI	Sobieski Bancorp of S. Bend IN	13.95	9.37	0.20	19.53	NM	71.43	6.83	71.43	NM	0.34	2.44	NM	137	9.56	NA	0.19	1.88	0.10	1.02
SMBC	Southern Missouri Bncrp of MO	18.65	22.51	1.68	19.69	11.10	94.72	8.55	110.68	11.10	0.50	2.68	29.76	263	9.03	0.30	0.82	8.66	0.82	8.66
STFR	St. Francis Cap. Corp. of WI	22.40	207.98	1.39	17.95	10.47	124.79	9.41	135.68	16.12	0.60	2.68	43.17	2,211	7.54	0.41	0.89	12.43	0.58	8.08
SFFC	StateFed Financial Corp. of IA	10.25	13.19	0.51	11.29	20.10	90.79	13.67	90.79	20.10	0.40	3.90	NM	97	15.06	NA	0.64	4.42	0.64	4.42
STBI	Sturgis Bancorp of MI	0.00	0.00	0.00	0.00	NM	NM	0.00	NM	NM	0.00	0.00	NM	0	0.00	NA	0.00	NM	0.00	NM
SUFI	Superior Financial Corp of AR	19.00	163.42	1.40	14.06	12.67	135.14	9.33	252.66	13.57	0.40	2.11	28.57	1,752	6.90	0.76	0.74	10.67	0.69	9.96
UCBC	Union Community Bancorp of IN	15.25	37.27	0.76	13.81	20.07	110.43	26.18	110.43	20.07	0.44	2.89	57.89	142	23.70	NA	1.43	5.32	1.43	5.32
UCFC	United Community Fin. of OH	8.70	309.43	0.37	7.40	18.51	117.57	15.98	131.22	23.51	0.30	3.45	NM	1,936	13.60	0.63	0.97	6.44	0.76	5.07
WAYN	Wayne Svgs Bks MHC of OH(47.5)(7)	20.04	24.45	0.59	10.13	27.45	197.83	15.39	197.83	NM	0.68	3.39	NM	335	7.78	0.95	0.58	7.34	0.47	5.93
WCFB	Wbstr Cty Fed MHC of IA (38.5)	18.25	13.19	0.67	11.48	27.24	158.97	33.58	158.97	27.24	1.00	5.48	NM	102	21.13	NA	1.27	5.91	1.27	5.91
WEFC	Wells Fin. Corp. of Wells MN	22.25	26.54	2.23	20.45	7.22	108.80	11.49	108.80	9.98	0.72	3.24	32.29	231	10.56	0.49	1.64	16.15	1.19	11.69
WOFC	Western Ohio Fin. Corp. of OH	19.35	34.87	0.87	23.29	19.35	83.08	9.91	83.08	22.24	1.00	5.17	NM	352	11.93	0.50	0.52	4.29	0.45	3.73
WFI	Winton Financial Corp. of OH	10.17	45.25	0.64	8.58	10.07	118.53	9.28	119.09	15.89	0.37	3.64	57.81	488	7.83	1.19	0.94	12.23	0.60	7.75

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Mid-West Companies;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-5
Peer Group Market Area Comparative Analysis

Exhibit III-5
Peer Group Market Area Comparative Analysis

Institution	County	Population 1990 (000)	Population 2001 (000)	Proj. Pop. 2006	1990-2001 % Change	2001-2006 % Change	Median Age	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)
Acadiana Bancshares, Inc. of LA	Lafayette	191	192	200	0.6%	4.1%	32.7	20,685	125.9%	8.5%
Citizens First Fin. Corp. of IL	McLean	150	153	163	1.6%	6.7%	30.7	22,157	98.4%	7.8%
Community Fin. Corp. of VA	Staunton	24	24	23	-0.7%	-2.3%	40.2	20,515	85.3%	21.1%
Cooperative Bancshares of NC	New Hanover	160	163	177	1.7%	8.7%	36.6	23,965	121.8%	5.4%
EFC Bancorp, Inc. of Elgin IL	Kane	404	418	473	3.3%	13.2%	32.5	23,913	106.2%	6.6%
First Capital, Inc. of IN	Harrison	34	35	38	1.8%	7.8%	36.9	18,308	92.3%	31.9%
First Fed. Bancshares of AR	Boone	34	35	37	1.8%	5.7%	39.3	18,157	109.4%	38.0%
First SecurityFed Fin. of IL	Cook	5,377	5,396	5,481	0.4%	1.6%	34.0	22,388	99.4%	0.1%
Guaranty Fed Bancshares of MO	Greene	240	243	252	0.9%	4.1%	35.4	21,889	110.9%	0.9%
HMN Financial, Inc. of MN	Olmsted	124	127	140	2.4%	9.8%	35.3	26,455	111.6%	7.5%
HopFed Bancorp of KY	Christian	72	72	71	-0.2%	-1.0%	28.1	14,728	84.9%	14.7%
LSB Fin. Corp. of Lafayette IN	Tippecanoe	149	151	157	1.2%	3.8%	27.3	20,759	104.7%	12.8%
Peoples Community Bancorp of OH	Butler	333	336	350	1.0%	4.1%	34.4	22,230	111.2%	0.1%
	Averages:	**561**	**565**	**582**	**1.2%**	**5.1%**	**34.1**	**21,242**	**104.8%**	**12.0%**
	Medians:	**150**	**153**	**163**	**1.2%**	**4.1%**	**34.4**	**21,889**	**106.2%**	**7.8%**
Citizens South Banking Corp.	**Gaston**	**190**	**192**	**200**	**1.1%**	**4.1%**	**36.6**	**18,487**	**94.0%**	**10.5%**

(1) Total institution deposits in headquarters county as percent of total county deposits.

EXHIBIT IV-1

Stock Prices:

As of June 14, 2002

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part One
Prices As Of June 14, 2002

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. SAIF-Insured Thrifts(no MHC)														
SAIF-Insured Thrifts(187)	18.55	9,584	244.4	19.87	13.26	18.56	-0.07	27.97	18.19	1.31	1.13	15.33	14.49	167.00
NYSE Traded Companies(11)	28.41	72,627	2,321.6	31.56	18.49	28.81	-0.84	30.41	28.07	2.22	1.84	15.02	13.58	227.54
AMEX Traded Companies(17)	21.90	3,780	86.6	22.78	15.15	21.96	-0.72	37.49	23.96	1.56	1.30	18.73	17.62	206.69
NASDAQ Listed OTC Companies(159)	17.53	6,085	125.4	18.77	12.71	17.51	0.06	26.75	16.95	1.22	1.06	14.97	14.20	158.57
California Companies(14)	31.11	24,671	1,329.4	34.15	20.11	31.33	-0.77	33.62	26.31	2.68	2.40	19.64	19.51	253.12
Florida Companies(7)	17.26	19,688	307.7	18.55	11.58	17.37	-0.13	42.59	22.04	0.92	0.87	11.39	10.57	141.21
Mid-Atlantic Companies(37)	18.28	18,545	375.1	19.48	12.69	18.33	-0.45	34.43	21.70	1.23	1.15	13.64	12.69	176.07
Mid-West Companies(88)	16.69	4,858	91.8	17.77	12.32	16.63	0.29	24.30	15.04	1.15	0.93	15.21	14.50	149.95
New England Companies(7)	31.07	10,632	369.7	32.38	20.31	30.96	0.13	42.95	27.43	2.14	1.72	21.37	17.94	262.64
North-West Companies(9)	17.86	11,592	257.5	19.11	13.24	17.96	-0.33	24.82	18.09	1.24	0.99	15.45	14.15	146.59
South-East Companies(18)	16.53	3,293	57.0	17.64	12.21	16.59	-0.36	25.75	19.05	1.09	0.99	15.29	14.92	144.64
South-West Companies(4)	19.86	2,558	62.7	22.82	15.51	19.75	0.57	18.39	15.54	2.06	2.00	16.61	14.89	237.02
Western Companies (Excl CA)(3)	15.23	2,717	34.2	17.50	12.34	15.49	-2.16	6.97	10.12	1.13	1.17	15.20	15.10	174.02
Thrift Strategy(174)	18.27	7,415	209.9	19.52	13.15	18.28	-0.11	27.52	17.70	1.29	1.12	15.37	14.63	163.30
Mortgage Banker Strategy(9)	24.25	47,593	823.5	26.66	16.13	24.14	0.48	36.83	24.93	1.71	1.32	15.99	13.09	235.88
Real Estate Strategy(2)	10.98	4,891	54.1	12.63	8.75	10.74	2.15	18.41	7.79	1.18	0.83	9.18	9.16	120.43
Diversified Strategy(2)	29.85	39,114	1,167.6	31.18	15.53	30.40	-1.81	41.47	59.88	1.42	1.38	13.82	13.81	257.51
Companies Issuing Dividends(159)	18.93	10,179	266.2	20.21	13.59	18.94	0.01	27.77	18.04	1.33	1.15	15.52	14.62	165.77
Companies Without Dividends(26)	17.54	6,075	105.8	19.19	12.09	17.52	-0.57	29.46	19.29	1.24	1.04	15.39	14.89	192.02
Equity/Assets <6%(13)	17.61	17,243	377.2	19.76	11.67	17.65	-0.54	33.72	27.28	1.26	0.82	12.39	11.17	236.16
Equity/Assets 6-12%(132)	19.77	10,406	283.4	21.19	13.98	19.78	-0.08	28.71	19.01	1.47	1.27	15.79	14.80	184.87
Equity/Assets >12%(40)	15.89	5,368	97.1	16.74	12.10	15.89	0.16	24.07	13.11	0.87	0.82	15.46	15.15	100.01
Converted Last 3 Mths (no MHC)(1)	11.43	11,265	128.8	12.37	5.31	11.70	-2.31	112.85	35.43	0.28	0.42	10.36	10.36	62.01
Actively Traded Companies(14)	27.55	52,995	1,690.7	29.37	18.57	27.60	0.05	29.60	25.24	2.06	2.00	15.29	13.17	204.95
Market Value Below $20 Million(39)	12.88	1,155	13.9	13.97	10.06	12.90	-0.25	16.62	12.93	0.71	0.58	14.17	13.86	141.07
Holding Company Structure(184)	18.60	9,706	248.0	19.92	13.30	18.61	-0.03	27.73	17.92	1.31	1.13	15.34	14.48	166.37
Assets Over $1 Billion(50)	24.65	28,679	798.2	26.74	16.49	24.72	-0.27	31.54	23.85	1.80	1.52	15.25	13.50	203.87
Assets $500 Million-$1 Billion(36)	19.58	4,549	80.4	20.68	13.55	19.50	0.29	35.56	21.83	1.39	1.27	16.23	15.31	182.97
Assets $250-$500 Million(43)	17.06	2,584	40.5	18.09	12.70	17.04	0.04	29.74	16.13	1.27	1.07	15.80	15.27	168.69
Assets less than $250 Million(56)	14.26	1,429	18.7	15.28	11.09	14.28	-0.17	18.47	12.36	0.88	0.76	15.02	14.77	128.31
Goodwill Companies(107)	19.36	13,003	284.1	20.86	13.59	19.38	0.01	28.37	19.12	1.34	1.15	15.22	13.76	175.11
Non-Goodwill Companies(78)	17.93	5,083	195.7	19.02	13.16	17.93	-0.15	27.41	16.90	1.29	1.12	15.89	15.89	160.22
Acquirors of FSLIC Cases(7)	32.69	49,424	2,486.2	36.14	22.95	33.30	-1.42	9.40	16.67	2.40	2.35	19.22	18.33	252.53

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 14, 2002

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst- anding (000)	Market Capitalization: Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. BIF-Insured Thrifts(no MHC)														
BIF-Insured Thrifts(33)	22.88	17,442	482.3	24.53	15.02	22.92	0.19	37.64	23.42	1.34	1.31	14.45	13.38	160.60
NYSE Traded Companies(2)	33.04	80,997	2,948.1	37.16	20.76	33.83	-0.74	31.22	23.79	-0.62	0.69	13.18	10.76	155.10
AMEX Traded Companies(4)	20.23	3,103	61.7	21.45	13.48	20.45	-0.81	37.57	23.63	1.42	1.43	15.50	14.95	160.40
NASDAQ Listed OTC Companies(27)	22.49	14,652	352.3	24.01	14.81	22.44	0.42	38.16	23.35	1.49	1.34	14.38	13.33	161.07
California Companies(1)	29.54	5,805	171.5	31.80	16.80	29.75	-0.71	76.36	40.94	3.13	3.12	24.37	24.36	242.01
Mid-Atlantic Companies(9)	26.05	44,819	1,306.2	28.72	16.65	26.41	-0.60	38.78	22.40	1.14	1.19	12.23	10.51	154.76
New England Companies(19)	22.87	6,436	158.6	24.17	15.37	22.78	0.53	37.59	23.61	1.43	1.38	15.64	14.61	171.98
North-West Companies(3)	16.44	6,327	101.7	17.11	10.59	16.18	1.42	33.42	25.61	1.21	1.08	13.31	13.25	117.48
South-East Companies(1)	7.15	3,138	22.4	8.00	6.01	7.25	-1.38	2.14	5.15	0.29	0.29	7.59	7.59	67.62
Thrift Strategy(29)	22.86	15,979	462.4	24.60	14.95	22.98	-0.13	37.90	22.68	1.28	1.32	15.07	13.92	162.24
Mortgage Banker Strategy(1)	22.34	85,154	1,902.3	24.15	15.62	23.02	-2.95	30.11	27.66	1.40	1.42	6.42	6.41	110.92
Real Estate Strategy(1)	12.14	7,398	89.8	12.75	8.50	11.40	6.49	28.47	28.47	0.93	0.86	5.81	5.81	62.29
Diversified Strategy(2)	28.70	8,360	236.5	29.63	18.90	27.89	2.85	42.41	28.67	2.41	1.39	14.35	13.22	212.38
Companies Issuing Dividends(32)	22.66	17,830	492.6	24.29	14.96	22.69	0.22	36.35	22.83	1.28	1.25	14.12	13.01	157.88
Companies Without Dividends(1)	29.54	5,805	171.5	31.80	16.80	29.75	-0.71	76.36	40.94	3.13	3.12	24.37	24.36	242.01
Equity/Assets <6%(5)	20.05	25,007	555.4	21.34	13.28	20.17	-0.56	34.43	31.35	1.59	1.09	9.75	9.54	182.99
Equity/Assets 6-12%(23)	24.07	17,863	528.6	25.99	15.62	24.15	0.13	41.08	23.40	1.35	1.41	14.77	13.58	165.42
Equity/Assets >12%(5)	19.90	9,537	219.9	20.66	13.79	19.72	1.05	25.06	17.15	1.11	1.07	16.76	15.53	121.48
Actively Traded Companies(8)	23.96	5,205	114.2	24.75	16.17	23.37	2.59	33.62	23.06	1.65	1.49	15.90	15.33	162.27
Holding Company Structure(30)	22.82	19,155	530.2	24.53	14.84	22.70	0.75	38.14	24.44	1.28	1.25	14.27	13.12	155.65
Assets Over $1 Billion(14)	26.82	36,604	1,056.4	29.36	17.37	26.89	0.22	40.52	22.78	1.31	1.38	14.69	12.64	157.64
Assets $500 Million-$1 Billion(7)	21.67	5,182	108.6	22.58	13.37	21.02	2.24	46.17	31.88	1.43	1.21	14.75	14.21	160.56
Assets $250-$500 Million(9)	19.70	2,896	48.5	20.93	14.00	20.21	-1.20	26.26	19.39	1.44	1.42	14.57	14.23	180.74
Assets less than $250 Million(3)	17.12	1,802	23.1	17.77	11.42	17.37	-1.07	35.59	17.17	1.02	0.95	12.37	12.34	119.76
Goodwill Companies(24)	24.52	22,214	629.6	26.44	16.04	24.59	-0.05	39.67	23.18	1.40	1.37	14.88	13.44	170.23
Non-Goodwill Companies(9)	18.17	3,722	58.8	19.04	12.10	18.11	0.87	31.79	24.11	1.19	1.15	13.19	13.19	132.89

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 14, 2002

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outstanding (000)	Market Capitalization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
SAIF-Insured Thrifts(21)	18.71	14,456	98.8	20.60	12.07	18.65	0.80	56.35	25.95	0.52	0.58	10.43	9.94	84.62
BIF-Insured Thrifts(7)	23.32	33,636	414.6	24.70	14.36	23.23	0.04	53.92	26.33	0.93	0.78	12.01	11.04	112.81
AMEX Traded Companies(2)	12.76	6,359	41.3	13.47	8.20	12.68	0.95	55.38	23.61	0.42	0.38	9.88	9.88	55.56
NASDAQ Listed OTC Companies(26)	20.79	21,365	204.6	22.65	13.20	20.73	0.55	55.68	26.32	0.66	0.66	10.99	10.29	96.58
Mid-Atlantic Companies(18)	19.79	16,160	165.0	21.28	12.02	19.59	1.25	57.49	27.14	0.68	0.65	9.96	9.46	86.58
Mid-West Companies(5)	19.16	25,138	207.2	20.63	13.74	19.23	-0.29	36.39	21.16	0.54	0.82	12.02	10.94	106.73
New England Companies(3)	20.54	36,021	364.4	22.14	15.33	20.73	-0.83	29.73	17.37	0.84	0.48	13.78	12.84	129.75
South-East Companies(2)	25.89	19,822	102.6	32.49	13.27	26.54	-2.45	158.90	47.94	0.15	0.05	13.44	13.44	47.65
Thrift Strategy(27)	19.72	17,853	165.7	21.46	12.32	19.64	0.67	57.95	26.23	0.61	0.64	10.67	10.10	88.09
Diversified Strategy(1)	26.10	61,600	656.4	28.05	20.66	26.40	-1.14	9.76	22.77	1.20	0.51	15.22	13.34	184.34
Companies Issuing Dividends(27)	20.25	20,222	193.4	22.04	12.68	20.24	0.25	55.69	24.62	0.65	0.64	10.89	10.22	93.66
Companies Without Dividends(1)	15.50	14,217	102.1	16.41	13.50	14.45	7.27	55.00	55.00	0.47	0.47	10.85	10.85	73.00
Equity/Assets 6-12%(17)	22.25	32,001	321.1	24.00	14.14	22.27	-0.14	47.38	23.30	0.77	0.78	10.98	9.93	115.82
Equity/Assets >12%(11)	17.59	6,664	43.8	19.32	11.16	17.42	1.38	64.76	29.10	0.50	0.48	10.77	10.61	67.22
Holding Company Structure(25)	19.62	17,945	172.7	21.13	12.21	19.54	0.48	52.50	23.42	0.65	0.69	10.50	9.87	91.18
Assets Over $1 Billion(8)	23.79	49,194	492.6	25.02	15.64	23.46	1.85	51.39	37.03	0.98	0.86	11.78	10.49	118.20
Assets $500 Million-$1 Billion(4)	23.04	12,769	92.5	26.16	13.64	23.33	-1.16	80.20	18.89	0.59	0.53	12.98	12.98	79.04
Assets $250-$500 Million(8)	19.60	4,815	31.7	21.99	11.65	19.60	0.33	59.97	24.53	0.50	0.48	9.19	8.78	82.31
Assets less than $250 Million(8)	15.22	2,389	16.8	16.51	10.02	15.23	0.22	46.93	19.05	0.40	0.55	10.05	9.69	78.91
Goodwill Companies(10)	18.99	21,450	178.2	20.16	12.00	18.77	0.97	50.06	26.81	0.65	0.66	10.47	8.81	110.06
Non-Goodwill Companies(18)	20.67	19,004	195.7	22.77	13.17	20.69	0.35	59.10	25.60	0.64	0.62	11.14	11.14	81.98
MHC Institutions(28)	20.03	19,936	189.0	21.77	12.72	19.96	0.58	55.65	26.06	0.64	0.64	10.88	10.25	92.68
MHC Converted Last 3 Months(1)	15.50	14,217	102.1	16.41	13.50	14.45	7.27	55.00	55.00	0.47	0.47	10.85	10.85	73.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 14, 2002

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NYSE Traded Companies														
AF	Astoria Financial Corp. of NY	34.20	90,074	3,080.5	35.16	24.43	34.75	-1.58	21.19	29.25	2.48	2.46	16.71	14.66	245.43
BBX	BankAtlantic Bancorp of FL	10.87	58,209	632.7	13.01	7.56	10.75	1.12	43.03	18.41	0.66	0.68	7.62	5.64	96.12
CFB	Commercial Federal Corp. of NE	27.95	45,258	1,265.0	30.03	21.10	27.90	0.18	22.59	18.94	2.29	2.31	16.47	12.28	281.64
DSL	Downey Financial Corp. of CA	48.73	28,213	1,374.8	60.10	32.62	51.05	-4.54	7.22	18.13	4.67	3.78	27.21	27.10	386.81
FED	FirstFed Financial Corp. of CA	27.30	17,259	471.2	36.60	21.41	28.02	-2.57	-6.51	6.52	2.91	2.89	19.55	18.92	264.58
FBC	Flagstar Bancorp, Inc of MI	21.71	28,969	628.9	22.75	9.08	20.80	4.37	105.59	61.77	1.94	-1.31	10.95	10.95	221.02
GSB	Golden State Bancorp of CA(8)	36.83	135,949	5,007.0	39.65	23.50	37.20	-0.99	22.77	40.84	3.23	2.63	19.82	15.11	397.86
GDW	Golden West Fin. Corp. of CA	68.39	155,012	10,601.3	70.90	45.02	69.02	-0.91	7.03	16.21	5.68	5.46	28.78	28.78	382.86
GPT	GreenPoint Fin. Corp. of NY*	47.26	100,119	4,731.6	51.60	30.23	49.34	-4.22	26.06	32.20	-2.50	1.37	17.48	13.53	210.47
NDE	IndyMac Bancorp of CA	0.00	0	0.0	0.00	0.00	0.00	-1.00	N.A.	N.A.	0.00	0.00	0.00	0.00	0.00
SOV	Sovereign Bancorp, Inc. of PA	15.12	264,159	3,994.1	15.90	8.13	15.38	-1.69	32.05	23.53	0.15	0.74	9.10	3.69	139.44
SIB	Staten Island Bancorp of NY*	18.82	61,875	1,164.5	22.72	11.28	18.32	2.73	36.38	15.39	1.26	0.01	8.88	7.98	99.73
WES	Westcorp of Irvine CA	29.85	39,114	1,167.6	31.18	15.53	30.40	-1.81	41.47	59.88	1.42	1.38	13.82	13.81	257.51
	AMEX Traded Companies														
ANA	Acadiana Bancshares, Inc of LA	26.10	1,160	30.3	26.86	20.40	26.20	-0.38	20.28	12.50	1.87	1.53	22.96	22.96	269.38
ANE	Alliance Bncp of New Eng of CT*	14.10	2,574	36.3	15.45	9.41	14.00	0.71	27.14	29.24	1.16	1.41	8.58	8.57	149.40
BYS	Bay State Bancorp, Inc. of MA	50.65	1,649	83.5	50.90	31.60	50.25	0.80	59.53	38.58	3.42	3.28	33.37	33.37	320.63
BHL	Berkshire Hills Bancorp of MA*	23.28	6,274	146.1	25.10	16.50	23.30	-0.09	29.33	14.96	1.36	1.56	21.92	20.26	164.91
BFD	BostonFed Bancorp, Inc. of MA	29.80	4,483	133.6	30.65	20.50	29.90	-0.33	35.45	23.65	2.16	0.30	21.14	17.17	325.62
CNY	Carver Bancorp, Inc. of NY	11.85	2,299	27.2	13.20	8.15	12.00	-1.25	29.08	31.67	1.96	2.11	14.89	14.72	195.61
EFC	EFC Bancorp, Inc of Elgin IL	17.85	4,622	82.5	17.95	11.40	17.00	5.00	52.56	28.88	1.15	1.12	15.12	15.12	152.34
FCB	Falmouth Bancorp, Inc. of MA*	29.25	915	26.8	30.01	16.75	30.00	-2.50	74.63	39.29	1.78	1.52	18.79	18.79	161.35
FAB	FirstFed America Bancorp of MA	24.49	8,116	198.8	27.20	15.50	24.98	-1.96	37.97	41.15	1.53	1.13	19.14	12.27	282.71
GAF	GA Financial Corp., Inc. of PA	18.55	5,373	99.7	19.75	14.86	19.00	-2.37	21.24	10.75	0.96	0.91	17.87	17.82	162.03
GOV	Gouverneur Bcp MHC of NY(42.4)	10.55	2,277	10.2	10.70	6.40	10.30	2.43	61.07	35.26	0.35	0.32	7.42	7.42	35.97
KNK	Kankakee Bancorp, Inc. of IL	39.06	1,224	47.8	40.50	24.70	38.75	0.80	52.58	33.31	2.88	2.36	33.75	30.17	434.28
KYF	Kentucky First Bancorp of KY	14.24	925	13.2	14.25	11.95	14.20	0.28	18.67	9.96	0.96	0.96	13.28	13.28	85.85
NBN	Northeast Bancorp of Auburn ME*	14.30	2,648	37.9	15.25	11.25	14.50	-1.38	19.17	11.02	1.39	1.24	12.69	12.19	165.95
NEP	Northeast PA Fin. Corp of PA	17.10	4,424	75.7	18.00	12.25	17.40	-1.72	35.71	1.18	1.13	1.02	15.20	12.27	192.57
PFB	PFF Bancorp, Inc. of Pomona CA	33.80	13,059	441.4	34.45	21.91	33.52	0.84	52.18	22.46	2.71	2.69	21.75	21.65	233.01
SZB	SouthFirst Bancshares of AL	12.55	821	10.3	12.95	9.30	12.75	-1.57	11.06	29.38	-0.60	-0.62	16.22	15.57	173.95
SRN	Southern Banc Company of AL	13.00	1,006	13.1	13.31	9.83	13.10	-0.76	24.40	15.56	0.61	0.59	17.33	17.29	106.74
TSH	Teche Hlding Cp of Franklin LA	25.50	2,373	60.5	26.00	18.00	25.50	0.00	38.74	28.79	2.34	2.30	22.37	22.37	213.62
WSB	Washington SB, FSB of Bowie MD	8.30	4,570	37.9	9.25	4.26	9.00	-7.78	97.62	62.43	1.18	0.77	6.65	6.65	68.96
WFD	Westfield Finl MHC of MA(47.0)*	14.97	10,441	72.4	16.23	10.00	15.05	-0.53	49.70	11.97	0.48	0.44	12.34	12.34	75.15
WFI	Winton Financial Corp. of OH	10.17	4,449	45.2	10.75	8.20	10.25	-0.78	19.51	9.35	1.01	0.64	8.58	8.54	109.59
WRO	Woronoco Bancorp, Inc of MA	19.29	3,715	71.7	21.25	14.76	19.50	-1.08	30.69	7.77	1.19	1.00	18.83	18.31	186.92
	NASDAQ Listed OTC Companies														
AMFC	AMB Fin. Corp. of Munster IN	11.20	861	9.6	12.15	7.95	11.20	0.00	14.29	24.44	1.10	0.99	13.79	13.79	171.92
ASBP	ASB Financial Corp. of OH	10.61	1,532	16.3	11.60	8.75	10.50	1.05	9.49	5.89	0.81	0.78	9.75	9.75	92.28
ABBK	Abington Bancorp of MA*	19.50	3,184	62.1	20.90	12.84	20.00	-2.50	34.02	28.80	1.30	0.93	12.12	11.42	266.74
AABC	Access Anytime Bancorp of NM	9.20	1,460	13.4	9.96	6.50	9.15	0.55	29.58	15.00	1.01	0.83	9.45	8.17	123.42
AFBC	Advance Fin. Bancorp of WV	17.06	932	15.9	17.45	11.50	17.17	-0.64	31.23	26.37	1.76	1.36	18.85	18.85	221.01
ALLB	Alliance Bank MHC of PA (20.0)	26.00	3,441	17.9	32.60	16.10	27.00	-3.70	58.54	-4.94	0.65	0.65	9.95	9.95	109.05
ASBI	Ameriana Bancorp of IN	14.24	3,147	44.8	16.00	11.75	14.50	-1.79	7.07	6.27	0.22	0.69	13.02	12.55	169.37
AMFH	American Fin. Holdings of CT*	28.79	23,252	669.4	30.07	21.55	28.82	-0.10	29.80	13.30	1.18	0.99	19.82	15.48	121.91
ABCW	Anchor BanCorp Wisconsin of WI	22.72	24,950	566.9	23.24	13.78	22.26	2.07	52.89	28.07	1.28	1.08	10.41	9.61	143.46
BCSB	BCSB Bankcorp MHC of MD (36.0)	12.99	5,867	27.4	13.70	8.50	12.98	0.08	44.33	40.43	0.11	0.10	7.38	7.38	73.70
BKMU	Bank Mutual Cp MHC of WI(49.8)	20.16	22,301	223.9	20.64	13.50	20.18	-0.10	47.58	31.94	0.98	0.84	13.75	11.11	127.81

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 14, 2002

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
BKUNA	BankUnited Fin. Corp. of FL	17.09	25,097	428.9	18.10	12.00	17.09	0.00	37.38	15.08	0.99	0.86	12.15	11.02	224.38
BFSB	Bedford Bancshares, Inc. of VA	17.25	2,009	34.7	18.62	10.30	18.00	-4.17	67.48	26.37	1.37	1.36	11.54	11.54	119.46
BFFC	Big Foot Financial Corp. of IL	15.91	1,509	24.0	18.05	12.90	17.25	-7.77	2.84	0.70	0.73	0.94	18.86	18.86	145.55
BRBI	Blue River Bancshares of IN	4.60	1,550	7.1	5.50	3.31	5.05	-8.91	3.60	10.05	-1.42	-1.23	7.92	6.35	81.35
BYFC	Broadway Financial Corp. of CA	13.30	911	12.1	16.00	9.26	14.10	-5.67	31.03	5.98	0.88	0.88	15.77	15.77	199.77
BRKL	Brookline Bncp MHC of MA(43.4)(8)*	25.18	26,797	286.5	27.30	13.90	24.50	2.78	80.37	53.16	0.72	0.86	10.81	10.81	42.16
CBES	CBES Bancorp, Inc. of MO	13.90	876	12.2	15.00	12.00	13.90	0.00	8.00	0.72	-0.68	-0.95	16.54	16.54	138.74
CITZ	CFS Bancorp, Inc of Munster IN	13.95	13,402	187.0	15.60	12.94	13.97	-0.14	4.65	-2.79	0.70	0.77	12.48	12.48	118.13
CKFB	CKF Bancorp of Danville KY	18.45	696	12.8	19.00	14.78	18.40	0.27	15.38	24.83	1.65	1.65	18.79	17.21	207.01
CAFI	Camco Fin Corp of Cambridge OH	14.48	7,966	115.3	15.15	10.00	14.40	0.56	19.67	14.02	1.10	0.97	12.09	11.72	131.17
CFFN	Capitol Fd Fn MHC of KS (30.0)	25.47	74,470	567.4	28.10	17.95	25.84	-1.43	41.03	22.22	1.09	1.09	12.90	12.90	118.17
CEBK	Central Bncrp of Somerville MA*	30.03	1,651	49.6	31.95	21.00	30.10	-0.23	42.66	13.79	1.58	1.43	23.57	22.18	262.17
CHFN	Charter Fincl MHC of GA (20.0)	25.89	19,822	102.6	32.49	13.27	26.54	-2.45	158.90	47.94	0.15	0.05	13.44	13.44	47.65
CFSL	Chesterfield Financial of IL	18.09	4,145	75.0	18.15	13.55	17.95	0.78	21.82	10.64	0.84	0.84	18.44	18.44	87.55
CSBC	Citizen So.Bkg MHC of NC(41.6)(8)	20.00	4,209	34.7	23.15	12.25	20.00	0.00	56.86	32.89	0.52	0.56	10.03	7.96	105.81
CTZN	Citizens First Bancorp of MI	20.86	9,050	188.8	21.30	12.50	20.60	1.26	45.26	32.87	0.50	1.15	16.55	16.55	101.89
CFSB	Citizens First Fin Corp. of IL	19.25	1,487	28.6	20.30	15.01	18.71	2.89	19.57	8.76	1.49	1.17	20.89	20.89	238.56
CBSA	Coastal Bancorp of Houston TX	30.00	5,849	175.5	40.00	26.00	29.78	0.74	0.91	3.81	3.05	3.03	22.64	19.00	422.85
CFCP	Coastal Fin. Corp. of SC	11.60	10,578	122.7	14.40	7.73	12.29	-5.61	48.15	20.96	0.92	0.88	5.52	5.52	75.51
CMSB	Commonwealth Bancorp Inc of PA	28.60	10,045	287.3	29.10	16.45	28.30	1.06	50.53	29.12	1.66	1.63	14.39	12.03	176.23
CFFC	Community Fin. Corp. of VA	11.55	2,258	26.1	13.25	9.90	12.15	-4.94	16.67	8.96	1.16	1.09	11.67	11.64	113.93
CIBI	Community Inv. Bncp, Inc of OH	9.95	1,103	11.0	12.97	9.15	10.01	-0.60	6.76	-0.50	1.12	1.14	10.90	10.90	104.16
SBMC	Connecticut Bancshares of CT*	29.70	11,250	334.1	34.00	20.06	31.50	-5.71	32.89	14.89	1.30	1.60	21.37	18.56	218.51
COOP	Cooperative Bancshares of NC	13.80	2,835	39.1	16.00	9.50	14.50	-4.83	12.65	27.78	1.27	1.10	12.04	12.04	163.26
CRZY	Crazy Woman Creek Bncorp of WY	14.71	794	11.7	18.50	12.00	14.27	3.08	-4.79	10.19	0.25	0.25	16.92	16.60	90.57
DCOM	Dime Community Bancshars of NY*	22.78	25,880	589.5	26.80	12.76	22.00	3.55	75.64	21.75	1.34	1.34	9.55	7.31	108.20
DFBS	Dutchfork Bancshares Inc of SC	24.45	1,133	27.7	27.00	20.00	23.60	3.60	18.12	18.98	1.89	1.33	29.07	29.07	232.00
ESBF	ESB Financial Corp. of PA	12.55	7,312	91.8	13.48	9.11	12.77	-1.72	-3.09	21.26	1.03	1.00	10.84	9.75	176.95
EBSI	Eagle Bancshares of Tucker GA(8)	25.90	5,677	147.0	25.94	12.42	25.85	0.19	70.96	72.78	0.32	0.51	14.76	14.76	202.36
ESBK	Elmira Svgs Bank, FSB of NY*	25.10	953	23.9	27.00	18.64	29.50	-14.92	18.73	7.04	2.40	2.08	20.77	19.99	296.99
EFBC	Empire Federal Bancorp of MT	15.00	1,508	22.6	16.60	13.85	14.18	5.78	3.66	1.69	0.34	-0.13	18.71	18.71	134.45
EQSB	Equitable Bank of Wheaton MD	27.24	1,313	35.8	29.40	21.60	27.40	-0.58	22.98	6.82	2.40	2.16	22.01	22.01	358.27
EVRT	Evertrust Fin. Grp, Inc. of WA*	18.97	5,171	98.1	19.25	11.60	18.30	3.66	29.14	24.80	1.08	1.02	17.95	17.95	130.69
FFDF	FFD Financial Corp of Dover OH	13.99	1,237	17.3	14.95	9.51	13.70	2.12	30.14	16.58	0.98	0.82	13.30	13.30	105.20
FFLC	FFLC Bancorp of Leesburg FL	26.63	3,572	95.1	28.35	18.50	26.70	-0.26	38.70	28.34	1.98	1.98	18.34	18.34	235.32
FFWC	FFW Corporation of Wabash IN	16.00	1,377	22.0	16.48	12.15	16.00	0.00	33.33	20.30	1.49	1.25	15.90	15.11	171.93
FMCO	FMS Fin Corp. of Burlington NJ	11.70	6,699	78.4	12.70	7.10	12.01	-2.58	44.27	31.02	0.94	0.89	8.01	8.01	154.14
FFHH	FSF Financial Corp. of MN	22.39	2,284	51.1	23.50	14.40	22.12	1.22	42.61	26.86	2.28	1.19	18.96	16.63	227.36
FDTR	Federal Trust Corp of FL	3.90	5,493	21.4	4.55	2.25	3.80	2.63	73.33	11.75	0.29	0.18	3.52	3.52	55.90
FBCI	Fidelity Bancorp of Chicago IL	21.60	3,081	66.5	22.50	14.67	21.85	-1.14	45.65	16.82	2.20	1.84	15.70	15.70	222.54
FSBI	Fidelity Bancorp, Inc. of PA	18.50	2,293	42.4	19.45	13.55	18.45	0.27	33.86	25.59	1.69	1.52	16.17	14.96	258.36
FFFL	Fidelity Bankshares, Inc of FL	20.15	15,790	318.2	21.79	12.40	20.25	-0.49	47.84	26.17	0.39	0.40	11.40	11.26	148.76
FFED	Fidelity Fed. Bancorp of IN(8)	2.75	6,062	16.7	4.25	1.53	2.50	10.00	66.67	12.70	0.04	-0.15	1.96	1.81	26.34
FLBC	Finger Lakes Bancorp Inc of NY	13.16	3,174	41.8	13.78	9.49	13.20	-0.30	32.66	23.57	0.69	0.55	11.03	11.03	112.33
FBTC	First BancTrust Corp of IL	16.40	1,453	23.8	16.70	11.95	16.48	-0.49	30.16	9.33	1.26	0.84	18.95	18.95	134.81
FBEI	First Bancorp of Indiana of IN	14.49	1,788	25.9	15.14	12.25	14.70	-1.43	11.38	9.61	0.72	0.52	17.60	16.35	100.64
FBSI	First Bancshares, Inc. of MO	13.27	1,664	22.1	14.45	10.10	12.45	6.59	26.38	10.95	1.01	1.01	14.67	14.28	153.77
FBBC	First Bell Bancorp, Inc. of PA	17.52	4,774	83.6	18.11	13.26	17.00	3.06	20.83	25.59	1.39	1.40	14.38	14.38	182.72
FCAP	First Capital, Inc. of IN	16.00	2,547	40.8	17.00	10.55	16.25	-1.54	45.45	11.11	1.22	1.18	13.15	13.10	111.04
FDEF	First Defiance Fin. Corp of OH	18.90	6,869	129.8	20.60	12.79	18.90	0.00	11.50	24.34	1.93	0.84	16.43	15.92	164.87
FESX	First Essex Bancorp, Inc of MA*	33.15	7,603	252.0	34.39	22.55	32.12	3.21	38.36	17.64	2.32	2.18	16.82	14.67	219.85
FFBH	First Fed. Bancshares of AR	25.20	3,017	76.0	25.80	19.25	24.31	3.66	26.63	9.57	2.01	1.81	23.82	23.82	229.08
FTFC	First Fed. Capital Corp. of WI	20.79	20,034	416.5	21.57	13.80	20.70	0.43	45.49	32.42	1.51	0.65	9.68	8.44	130.31
FFKY	First Fed. Fin. Corp. of KY	22.77	3,759	85.6	24.25	14.95	23.25	-2.06	27.99	35.86	1.92	1.92	15.46	13.18	170.38
FFBI	First Federal Bancshares of IL	18.11	2,108	38.2	18.50	14.83	18.48	-2.00	6.97	10.09	0.86	0.78	20.85	20.85	115.23

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 14, 2002

	Market Capitalization			Price Change Data						Current Per Share Financials				
		Shares	Market	52 Week (1)			% Change From						Tangible	
	Price/	Outst-	Capital-			Last	Last	52 Wks	Dec 31,	Trailing	12 Mo.	Book	Book	
Financial Institution	Share(1)	anding	ization(9)	High	Low	Week	Week	Ago(2)	2000(2)	12 Mo. EPS(3)	Core EPS(3)	Value/ Share	Value/ Share(4)	Assets/ Share
	($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
NASDAQ Listed OTC Companies (continued)														
FFSX First Federal Bankshares of IA	13.95	4,279	59.7	14.35	10.59	13.90	0.36	14.81	12.96	0.56	0.20	16.79	12.38	153.74
FFBZ First Federal Bncrp, Inc of OH	7.00	3,162	22.1	8.34	5.51	6.80	2.94	17.65	16.67	0.80	0.67	6.60	6.59	72.21
FFCH First Fin. Holdings Inc. of SC	29.41	13,418	394.6	31.35	20.70	30.50	-3.57	27.48	21.68	1.95	1.77	12.29	11.51	171.15
FFHS First Franklin Corp. of OH	12.95	1,625	21.0	14.75	9.30	12.50	3.60	26.34	26.34	0.57	0.44	13.61	13.61	173.62
FGHC First Georgia Hold., Inc of GA	3.80	7,752	29.5	4.77	1.86	3.80	0.00	-20.34	-5.00	0.20	0.20	2.58	2.52	32.14
FFSL First Independence Corp. of KS	16.30	959	15.6	17.00	12.50	16.70	-2.40	20.74	16.35	2.29	1.58	15.46	15.46	159.78
FKAN First Kansas Fin. Corp. of KS	12.95	912	11.8	14.75	12.95	13.55	-4.43	-10.69	-9.44	0.55	0.64	17.13	17.09	169.10
FKFS First Keystone Fin., Inc of PA	16.87	2,054	34.7	18.25	13.01	16.58	1.75	22.25	20.50	1.26	1.23	14.76	14.76	245.44
CASH First Midwest Fin., Inc. of IA	14.19	2,446	34.7	14.40	12.17	13.80	2.83	14.53	4.96	0.73	0.70	17.25	15.85	231.34
FMSB First Mutual Bncshrs Inc of WA*	15.90	5,204	82.7	17.24	10.68	15.75	0.95	46.01	29.58	1.38	1.16	10.29	10.29	132.04
FNFG First Niagara MHC of NY (38.9)*	25.11	25,723	247.9	26.70	12.76	23.99	4.67	82.35	49.20	0.93	0.92	10.27	7.17	110.98
FNFI First Niles Fin., Inc. of OH	15.45	1,514	23.4	15.75	10.50	15.30	0.98	47.14	17.94	0.62	0.53	11.39	11.39	63.09
FPFC First Place Fin. Corp. of OH	17.55	14,288	250.8	18.32	12.10	17.75	-1.13	42.34	11.43	1.18	0.84	12.96	11.50	115.36
FSFF First SecurityFed Fin of IL	21.90	4,138	90.6	22.00	16.91	21.73	0.78	16.18	9.50	1.56	1.55	17.82	17.79	105.24
FSLA First Sentinal Bancorp of NJ	14.89	30,240	450.3	15.14	10.95	14.30	4.13	31.77	18.93	0.86	0.85	7.43	7.26	72.56
FBNW FirstBank NW Corp. of ID	19.19	1,436	27.6	19.98	15.36	18.81	2.02	21.07	18.09	1.65	0.75	19.37	19.37	214.37
FFBK FloridaFirst Bancorp of FL	19.35	5,449	105.4	20.07	12.66	19.86	-2.57	23.64	20.26	1.00	0.94	17.18	14.84	148.50
FFIC Flushing Fin. Corp. of NY*	18.28	13,098	239.4	20.83	13.71	18.26	0.11	24.35	2.70	1.21	1.20	9.90	9.60	114.90
FKKY Frankfort First Bancorp of KY	17.90	1,246	22.3	18.78	15.92	18.00	-0.56	3.17	2.58	1.15	1.15	14.56	14.56	114.92
GUPB GFSB Bancorp, Inc of Gallup NM	15.00	1,150	17.3	15.00	12.30	14.90	0.67	10.29	17.19	1.55	1.52	13.87	13.87	176.73
GSLA GS Financial Corp. of LA	18.05	1,650	29.8	18.20	14.19	17.97	0.45	17.59	20.82	0.81	0.80	21.38	21.38	115.21
GCFC Grand Central Fin. Corp. of OH	10.90	1,742	19.0	11.36	8.50	10.90	0.00	21.11	10.89	0.36	0.39	10.50	10.50	66.30
GTPS Great American Bancorp of IL	22.60	855	19.3	23.50	15.38	22.70	-0.44	42.95	-0.53	1.69	1.55	21.91	21.34	199.97
PEDE Great Pee Dee Bancorp of SC	13.00	1,766	23.0	13.15	10.00	12.40	4.84	29.87	6.73	0.66	0.66	14.42	13.50	70.47
GAFC Greater Atlant. Fin Corp of VA	6.25	3,012	18.8	6.70	4.10	6.25	0.00	52.44	2.46	0.12	-1.38	7.25	6.83	143.41
GCBC Green Co Bcrp MHC of NY (43.0)	17.30	2,022	15.1	19.75	10.40	17.50	-1.14	51.75	14.95	0.73	0.73	12.58	12.58	104.30
GFED Guaranty Fed Bancshares of MO	14.45	3,748	54.2	15.49	10.60	13.85	4.33	30.89	8.65	0.97	0.67	12.18	12.17	105.19
HCBB HCB Bancshares, Inc. of AR	15.91	1,783	28.4	16.70	11.90	15.96	-0.31	23.33	25.08	0.76	0.76	17.07	16.99	158.15
HFFC HF Financial Corp. of SD	13.00	3,288	42.7	14.85	10.86	13.00	0.00	4.42	17.65	1.30	1.11	15.14	13.50	210.22
HMNF HMN Financial, Inc. of MN	19.04	4,371	83.2	20.25	13.27	19.37	-1.70	33.15	22.92	1.33	1.00	16.77	15.75	164.44
HARB Harbor Florida Bancshrs of FL	22.82	24,206	552.4	24.00	15.69	23.13	-1.34	34.24	34.24	1.10	1.06	9.52	9.38	79.51
HARL Harleysville Svgs Fin Cp of PA	20.90	2,256	47.2	21.65	15.76	21.00	-0.48	27.44	18.35	1.79	1.78	15.96	15.96	258.62
HFFB Harrodsburg 1st Fin Bcrp of KY	11.66	1,343	15.7	13.52	10.00	11.66	0.00	-10.31	6.19	0.45	0.45	16.53	16.26	105.38
HTHR Hawthorne Fin. Corp. of CA	30.62	5,379	164.7	32.80	17.06	29.78	2.82	69.17	59.48	3.67	3.71	23.53	23.53	346.53
HMLK Hemlock Fed. Fin. Corp. of IL	27.25	973	26.5	28.65	20.20	27.24	0.04	32.28	5.83	2.06	1.66	20.77	19.26	313.53
HFWA Heritage Financial Corp of WA	15.93	7,520	119.8	16.00	10.30	15.77	1.01	50.85	33.53	0.84	0.70	10.56	9.65	78.70
HCBC High Country Bancorp of CO	19.68	905	17.8	20.50	15.20	19.69	-0.05	27.79	12.46	1.81	1.17	17.44	17.44	188.16
HIFS Hingham Inst. for Sav. of MA*	30.20	2,057	62.1	31.27	20.09	30.50	-0.98	50.10	27.43	2.55	2.55	16.75	16.75	193.04
HCFC Home City Fin. Corp. of OH	11.79	784	9.2	13.60	10.30	11.17	5.55	-9.31	-1.75	0.74	0.50	14.83	14.36	186.18
HWEN Home Financial Bancorp of IN	4.92	1,356	6.7	5.84	3.47	5.10	-3.53	9.33	20.00	0.39	0.39	4.62	4.62	49.91
HLFC Home Loan Financial Corp of OH	13.10	1,664	21.8	13.25	9.85	12.85	1.95	32.32	21.86	0.91	0.89	11.95	11.95	76.29
HSTD Homestead Bancorp, Inc. of LA	11.75	925	10.9	12.40	9.17	11.75	0.00	28.14	26.75	0.61	0.54	13.08	13.08	137.67
HFBC HopFed Bancorp of KY	12.48	3,631	45.3	12.86	10.00	12.35	1.05	-0.56	4.17	0.63	0.91	12.06	12.06	81.93
HRZB Horizon Financial Corp. of WA*	14.45	8,607	124.4	14.85	9.50	14.50	-0.34	25.11	22.46	1.17	1.05	11.69	11.50	89.70
HCBK Hudson Cty Bcp MHC of NJ(38.8)*	39.53	98,542	1,472.7	40.30	21.41	39.06	1.20	81.75	50.02	1.50	1.50	13.16	13.16	124.77
HRBT Hudson River Bancorp Inc of NY	26.28	15,193	399.3	26.50	16.15	25.15	4.49	54.95	20.00	1.29	1.28	15.20	10.61	165.13
ITLA ITLA Capital Corp of CA*	29.54	5,805	171.5	31.80	16.80	29.75	-0.71	76.36	40.94	3.13	3.12	24.37	24.36	242.01
ICBC Independence Comm Bnk Cp of NY	28.65	57,747	1,654.5	34.74	17.00	28.69	-0.14	56.05	25.88	1.70	1.68	15.20	11.87	136.97
IFSB Independence FSB of DC	11.40	1,411	16.1	12.27	7.73	11.30	0.88	4.49	31.94	-0.56	-0.25	15.68	15.68	183.51
IPSW Ipswich Bancshares, Inc. of MA(8)*	20.43	1,934	39.5	20.60	11.30	20.37	0.29	69.54	57.15	1.39	1.38	7.96	7.96	167.79
JXVL Jacksonville Bancorp Inc of TX	25.23	1,772	44.7	26.30	17.25	25.15	0.32	32.79	26.15	2.61	2.62	20.49	18.51	225.07
JXSB Jcksnville Bcp MHC of IL(45.6)	12.75	1,909	24.3	14.26	9.50	12.88	-1.01	27.50	16.44	-0.60	0.67	9.94	8.25	126.60
KFBI Klamath First Bancorp of OR	15.55	6,817	106.0	16.75	11.91	16.39	-5.13	6.14	18.25	0.80	0.51	15.96	9.68	212.35
LSBX LSB Corp of No. Andover MA*	13.99	4,382	61.3	14.02	9.81	13.70	2.12	11.92	10.24	0.77	0.71	12.44	12.44	100.19
LSBI LSB Fin. Corp. of Lafayette IN	19.00	1,379	26.2	19.65	12.80	18.75	1.33	36.69	16.92	1.69	1.29	17.36	17.36	211.93

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 14, 2002

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
LARL	Laurel Capital Group Inc of PA	20.00	1,926	38.5	21.12	16.50	20.30	-1.48	24.46	6.67	1.66	1.62	13.81	13.81	135.29
LFED	Leeds Fed Bksr MHC of MD(27.3)(8)	31.68	4,538	39.2	32.35	14.90	31.66	0.06	87.46	0.54	0.50	0.50	11.48	11.48	96.53
LXMO	Lexington B&L Fin. Corp. of MO	15.71	765	12.0	16.20	12.05	15.47	1.55	27.21	26.69	0.82	0.75	19.16	18.13	176.77
LIBB	Liberty Bancrp MHC of NJ(39.2)(8)	26.07	3,267	31.3	26.50	10.55	26.10	-0.11	142.51	100.54	0.42	0.39	9.64	9.64	105.76
LFCO	Life Financial Corp of CA(8)	3.79	1,334	5.1	3.98	0.80	3.80	-0.26	1.07	84.88	-3.99	-4.31	6.31	6.31	193.18
LNCB	Lincoln Bancorp of IN	16.90	5,033	85.1	19.00	13.61	16.95	-0.29	24.17	-5.06	0.83	0.72	16.77	16.30	99.03
LOGN	Logansport Fin. Corp. of IN	17.00	1,000	17.0	18.32	12.75	17.01	-0.06	29.28	13.33	1.42	1.42	16.94	16.94	141.74
MAFB	MAF Bancorp, Inc. of IL	37.10	23,093	856.8	40.11	24.30	37.00	0.27	31.42	25.76	2.68	2.35	19.50	15.01	243.27
MFBC	MFB Corp. of Mishawaka IN	23.51	1,337	31.4	25.00	18.00	24.25	-3.05	23.09	16.97	1.87	1.11	25.89	25.89	315.33
MSBF	MSB Financial, Inc of MI	12.70	1,254	15.9	13.00	9.50	12.70	0.00	28.93	18.69	1.29	0.88	12.80	11.24	86.16
MASB	MassBank Corp. of Reading MA*	33.75	4,739	159.9	34.00	21.77	31.28	7.90	38.72	41.39	2.25	1.62	24.21	23.98	208.66
MTXC	Matrix Bancorp, Inc. of CO	11.31	6,453	73.0	13.50	9.81	12.50	-9.52	-2.08	7.71	1.33	2.08	11.25	11.25	243.33
MFLR	Mayflower Co-Op. Bank of MA*	14.95	1,353	20.2	15.30	11.50	14.85	0.67	30.00	7.09	1.00	1.05	10.74	10.65	130.32
MDBK	Medford Bancorp, Inc. of MA(8)*	34.67	7,795	270.3	35.00	18.25	29.00	19.55	79.17	63.85	1.84	1.67	14.30	14.14	185.52
METF	Metropolitan Fin. Corp. of OH	3.70	16,137	59.7	4.70	2.28	3.68	0.54	-5.61	21.31	-0.18	-0.64	4.01	3.86	97.86
MBBC	Monterey Bay Bancorp of CA	18.00	3,484	62.7	19.45	11.35	17.85	0.84	56.79	16.13	1.25	1.20	14.86	14.47	155.63
MFSF	MutualFirst Fin. Inc. of IN	19.46	6,325	123.1	20.40	14.15	19.80	-1.72	33.93	28.87	1.30	1.17	16.71	16.55	121.05
MYST	Mystic Fin., Inc of Medford MA*	17.74	1,508	26.8	19.75	13.32	17.99	-1.39	11.92	27.90	0.71	1.10	15.92	15.92	215.91
NASB	NASB Fin, Inc. of Grandview MO	23.10	8,415	194.4	25.75	12.76	21.30	8.45	65.00	46.95	2.35	1.14	11.98	11.84	110.59
NHTB	NH Thrift Bancshares of NH	19.00	1,940	36.9	19.60	14.25	18.95	0.26	27.95	21.41	1.73	1.36	15.22	9.06	251.39
NYCB	New York Community Bcrp of NY*	26.81	102,182	2,739.5	31.63	16.25	27.35	-1.97	16.36	17.23	1.21	1.22	9.75	3.08	90.72
NMIL	Newmil Bancorp, Inc. of CT*	20.25	4,382	88.7	22.99	11.08	21.05	-3.80	75.32	38.23	1.37	1.29	11.55	9.44	140.04
NBSI	North Bancshares of Chicago IL	12.70	1,164	14.8	14.50	11.20	12.65	0.40	13.39	-2.31	0.44	0.41	11.45	11.45	117.02
FFFD	North Central Bancshares of IA	28.90	1,663	48.1	29.87	19.55	27.40	5.47	39.95	40.36	2.84	2.84	21.68	18.69	239.79
NEIB	Northeast Indiana Bncrp of IN	15.05	1,533	23.1	16.25	12.30	15.00	0.33	14.45	20.40	1.26	1.17	17.04	17.04	150.28
NWSB	Northwest Bcrp MHC of PA(25.4)	14.65	47,508	177.9	14.94	9.70	14.30	2.45	42.23	28.06	0.72	0.66	6.32	4.87	88.35
OCFC	OceanFirst Fin. Corp of NJ	21.19	14,503	307.3	24.00	15.33	21.49	-1.40	19.72	31.53	1.32	1.17	9.88	9.77	118.77
ONFC	Oneida Fincl MHC of NY (45.7)	18.40	5,052	40.1	19.50	10.17	18.55	-0.81	77.43	24.92	0.59	0.53	9.01	8.04	70.34
OTFC	Oregon Trail Fin. Corp. of OR	19.01	2,980	56.6	19.70	14.45	19.12	-0.58	31.10	8.32	1.50	1.58	17.30	17.28	133.96
PBNC	PFS Bancorp Inc of IN	15.05	1,551	23.3	15.31	10.00	15.00	0.33	50.50	10.66	0.44	0.57	18.09	18.09	78.25
PHSB	PHSB Financial Corp of PA	14.35	3,497	50.2	14.50	10.19	14.45	-0.69	33.74	20.08	0.68	0.68	15.17	15.17	94.37
PVFC	PVF Capital Corp. of OH	11.79	5,333	62.9	14.50	9.30	11.22	5.08	17.31	6.22	1.34	1.02	9.78	9.78	131.27
PBCI	Pamrapo Bancorp, Inc. of NJ	16.19	5,135	83.1	17.23	11.65	15.87	2.02	34.25	24.54	1.15	1.15	9.39	9.39	107.21
PFED	Park Bancorp of Chicago IL	21.10	1,240	26.2	23.10	17.06	21.40	-1.40	11.94	18.81	1.42	1.18	22.05	22.05	194.42
PVSA	Parkvale Financial Corp of PA	26.70	5,699	152.2	30.55	21.15	26.88	-0.67	12.18	22.98	2.37	1.81	17.41	15.40	283.89
PRTR	Partners Trust MHC of NY(46.4)	15.50	14,217	102.1	16.41	13.50	14.45	7.27	55.00	55.00	0.47	0.47	10.85	10.85	73.00
PBHC	Pathfinder BC MHC of NY (39.1)*	13.71	2,603	14.0	14.99	7.84	14.00	-2.07	54.04	3.47	0.71	0.56	8.77	7.90	95.94
PFSB	PennFed Fin. Services of NJ	27.12	7,405	200.8	27.75	18.25	26.80	1.19	21.07	9.35	1.89	1.88	15.73	14.99	248.92
PFDC	Peoples Bancorp of Auburn IN	18.45	3,484	64.3	19.30	14.75	18.70	-1.34	25.42	14.60	1.50	1.41	16.99	16.08	139.52
PBCT	Peoples Bank, MHC of CT (40.8)*	26.10	61,600	656.4	28.05	20.66	26.40	-1.14	9.76	22.77	1.20	0.51	15.22	13.34	184.34
PCBI	Peoples Community Bcrp. of OH	21.74	2,506	54.5	22.73	13.00	21.99	-1.14	49.93	5.02	1.08	0.87	16.22	15.53	191.68
PSFC	Peoples Sidney Fin. Corp of OH	11.75	1,475	17.3	12.20	9.45	11.66	0.77	23.68	12.98	0.44	0.44	11.58	11.58	93.65
PHFC	Pittsburgh Home Fin Corp of PA	14.16	1,409	20.0	14.60	11.00	14.06	0.71	24.65	26.88	0.36	0.37	15.01	14.90	295.09
PFSL	Pocahontas Bancorp, Inc. of AR	10.25	4,456	45.7	10.30	7.45	9.93	3.22	32.09	18.50	0.40	0.77	9.97	6.65	115.84
PORT	Port Fin. Corp of Brighton MA	36.20	5,644	204.3	36.93	18.45	34.99	3.46	90.03	38.86	2.00	2.14	21.19	21.19	218.74
PRBC	Prestige Bancorp, Inc. of PA(8)	13.57	1,059	14.4	13.73	8.00	13.56	0.07	48.31	49.12	-0.11	-0.21	11.04	11.04	181.04
PFNC	Progress Financial Corp. of PA	9.45	6,950	65.7	10.40	5.60	10.00	-5.50	18.12	26.00	0.13	-0.11	8.54	8.27	125.90
PBCP	Provident Bcp MHC of NY (45.1)	28.25	8,043	102.5	29.77	17.65	28.39	-0.49	32.01	-3.25	1.14	1.09	13.16	13.16	114.33
PROV	Provident Fin. Holdings of CA	33.20	3,707	123.1	34.95	21.30	33.25	-0.15	44.66	27.69	2.55	0.69	27.46	27.45	280.99
PLSK	Pulaski Bncp MHC of NJ (41.8)(8)	32.67	1,921	26.2	32.85	13.85	32.67	0.00	132.86	29.13	0.54	0.74	13.34	13.34	121.40
PULB	Pulaski Fin Cp of St. Louis MO	19.45	2,765	53.8	20.40	13.25	19.40	0.26	45.15	23.49	1.44	0.46	11.28	11.28	106.21
QCBC	Quaker City Bancorp, Inc of CA	39.00	5,247	204.6	39.24	25.80	37.62	3.67	33.11	30.65	3.73	3.72	23.27	23.17	276.62
RIVR	River Valley Bancorp of IN	26.28	810	21.3	28.35	17.05	26.50	-0.83	54.13	26.96	2.44	1.79	22.19	22.15	236.57
RVSB	Riverview Bancorp, Inc. of WA	14.30	4,458	63.7	14.87	9.90	14.24	0.42	43.00	17.70	1.09	0.81	12.04	11.88	87.95
ROME	Rome Bncp Inc MHC of NY (41.6)*	20.50	2,908	24.1	21.90	13.50	20.90	-1.91	45.91	20.59	0.76	0.75	12.32	12.32	85.69

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 14, 2002

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outstanding (000)	Market Capitalization: Market Capitalization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
RSLN	Roslyn Bancorp, Inc. of NY*	22.34	85,154	1,902.3	24.15	15.62	23.02	-2.95	30.11	27.66	1.40	1.42	6.42	6.41	110.92
SCFS	Seacoast Fin Serv Corp of MA*	23.62	24,239	572.5	23.66	13.25	22.16	6.59	64.60	37.73	1.37	1.36	12.76	11.27	142.35
SFBI	Security Financial Bcrp of IN	20.00	1,865	37.3	20.75	16.80	20.00	0.00	18.98	-0.99	0.55	0.59	19.43	19.43	107.33
SKBO	Skibo Fin Corp MHC of PA(39.8)	13.50	3,130	16.6	14.50	8.50	13.00	3.85	58.82	28.57	0.18	0.18	7.86	7.86	49.56
SOBI	Sobieski Bancorp of S. Bend IN	13.95	672	9.4	16.80	12.51	13.95	0.00	1.97	1.45	0.37	0.20	19.53	19.53	204.28
SFFS	Sound Fed Bp MHC of NY (42.1)(8)	23.29	4,775	45.8	23.29	10.70	19.49	19.50	113.67	78.47	1.21	1.21	12.78	9.85	130.68
SSFC	South Street Fin. Corp. of NC*	7.15	3,138	22.4	8.00	6.01	7.25	-1.38	2.14	5.15	0.29	0.29	7.59	7.59	67.62
SMBC	Southern Missouri Bncrp of MO	18.65	1,207	22.5	19.93	13.75	18.85	-1.06	33.21	15.12	1.68	1.68	19.69	16.85	218.05
STFR	St. Francis Cap. Corp. of WI	22.40	9,285	208.0	25.34	19.75	23.86	-6.12	5.91	-3.16	2.14	1.39	17.95	16.51	238.08
SFFC	StateFed Financial Corp. of IA	10.25	1,287	13.2	11.60	7.80	10.50	-2.38	-6.82	0.00	0.51	0.51	11.29	11.29	74.99
STSA	Sterling Financial Corp. of WA	20.00	11,677	233.5	23.10	10.37	19.73	1.37	49.37	51.17	1.56	1.41	14.69	10.91	256.53
STBI	Sturgis Bancorp of MI	0.00	0	0.0	0.00	0.00	0.00	-1.00	N.A.	N.A.	0.00	0.00	0.00	0.00	0.00
SUFI	Superior Financial Corp of AR	19.00	8,601	163.4	20.20	13.00	18.37	3.43	23.38	21.41	1.50	1.40	14.06	7.52	203.74
THRD	TF Fin. Corp. of Newtown PA	23.35	2,716	63.4	24.85	16.45	23.68	-1.39	19.74	10.66	2.09	2.48	21.44	19.62	265.39
THTL	Thistle Group Holdings of PA(8)	12.75	6,547	83.5	13.15	7.50	12.76	-0.08	37.10	30.10	0.57	0.40	12.94	11.80	113.17
TSBK	Timberland Bancorp, Inc. of WA	16.36	4,431	72.5	17.45	13.55	17.33	-5.60	10.17	5.55	1.30	1.21	16.31	16.31	89.99
TRYF	Troy Financial Corp of Troy NY	26.00	10,098	262.5	27.92	16.72	26.19	-0.73	44.36	10.08	1.15	1.13	16.14	13.05	110.59
UCBC	Union Community Bancorp of IN	15.25	2,444	37.3	15.35	12.40	14.95	2.01	14.66	9.71	0.76	0.76	13.81	13.81	58.26
UFBS	Union Fin Bancshares Inc of SC	13.25	1,954	25.9	14.00	9.00	12.95	2.32	47.22	26.19	0.77	0.74	12.62	9.57	155.66
UCFC	United Community Fin. of OH	8.70	35,567	309.4	9.08	6.18	8.60	1.16	26.45	20.83	0.47	0.37	7.40	6.63	54.43
UPFC	United PanAm Fin. Corp of CA(8)	7.00	15,571	109.0	7.49	3.58	6.95	0.72	74.13	44.33	0.57	0.51	4.99	4.99	47.41
UTBI	United Tenn. Bancshares of TN	10.75	1,326	14.3	11.75	8.39	10.26	4.78	23.56	27.82	0.69	0.70	10.95	10.24	79.70
WHGB	WHG Bancshrs of Lutherville MD(8)	14.16	1,285	18.2	14.25	10.75	14.15	0.07	28.73	1.14	0.31	0.31	13.18	13.14	127.54
WSFS	WSFS Financial Corp. of DE*	24.24	9,117	221.0	24.87	15.25	23.65	2.49	46.47	39.71	2.50	0.60	11.88	11.77	204.90
WVFC	WVS Financial Corp. of PA	15.91	2,700	43.0	17.45	12.55	15.91	0.00	26.77	0.57	1.82	1.82	11.02	11.02	150.59
WRNB	Warren Bancorp of Peabody MA*	12.14	7,398	89.8	12.75	8.50	11.40	6.49	28.47	28.47	0.93	0.86	5.81	5.81	62.29
WSBI	Warwick Community Bncrp of NY*	28.84	4,989	143.9	28.84	16.10	26.26	9.82	74.89	37.92	1.46	1.43	15.44	14.89	156.03
WFSL	Washington Federal, Inc. of WA	25.44	63,503	1,615.5	27.56	19.46	26.04	-2.30	8.03	8.53	2.09	2.09	14.15	13.59	110.97
WAYN	Wayne Svgs Bks MHC of OH(47.5)(8)	20.04	2,571	24.4	23.00	13.00	20.00	0.20	46.28	22.94	0.73	0.59	10.13	10.13	130.21
WYPT	Waypoint Financial Corp of PA	19.14	37,880	725.0	19.62	11.76	18.74	2.13	59.23	26.92	1.11	0.97	12.39	12.04	138.77
WCFB	Wbstr Cty Fed MHC of IA (38.5)	18.25	1,873	13.2	19.50	14.00	18.00	1.39	29.43	14.06	0.67	0.67	11.48	11.48	54.34
WBST	Webster Financial Corp. of CT	38.03	48,879	1,858.9	40.10	27.08	38.12	-0.24	19.07	20.62	2.98	2.84	20.69	14.22	252.50
WEFC	Wells Fin. Corp. of Wells MN	22.25	1,193	26.5	22.95	16.70	22.15	0.45	30.88	18.86	3.08	2.23	20.45	20.45	193.64
WEBK	West Essex Bp MHC of NJ (40.1)	21.00	4,901	41.2	22.17	11.84	19.86	5.74	59.57	37.70	0.63	0.63	10.44	9.76	76.15
WOFC	Western Ohio Fin. Corp. of OH	19.35	1,802	34.9	21.05	17.15	19.48	-0.67	7.20	3.20	1.00	0.87	23.29	23.29	195.17
WGBC	Willow Grove Bancorp of PA	11.43	11,265	128.8	12.37	5.31	11.70	-2.31	112.85	35.43	0.28	0.42	10.36	10.36	62.01

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part Two
Prices As Of June 14, 2002

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. SAIF-Insured Thrifts(no MHCs)																		
SAIF-Insured Thrifts(187)	10.16	9.68	0.81	8.59	6.80	0.71	7.25	0.71	141.93	0.94	14.61	122.38	12.00	131.27	16.45	0.40	2.26	31.08
NYSE Traded Companies(11)	6.60	5.65	0.89	13.84	7.19	0.74	10.77	0.61	179.19	1.26	13.32	183.75	12.02	203.72	14.86	0.30	1.01	21.14
AMEX Traded Companies(17)	9.69	9.29	0.82	8.76	7.28	0.70	7.15	0.49	217.98	0.95	13.81	114.05	10.85	123.09	15.73	0.49	2.46	31.51
NASDAQ Listed OTC Companies(159)	10.42	9.97	0.81	8.25	6.72	0.71	7.06	0.74	131.43	0.92	14.78	119.66	12.13	128.35	16.63	0.40	2.32	31.71
California Companies(14)	7.91	7.85	1.03	13.83	8.41	0.93	12.62	0.43	305.77	1.27	12.67	155.19	11.99	156.21	13.10	0.17	0.52	8.12
Florida Companies(7)	8.38	7.75	0.75	8.74	5.52	0.70	8.02	0.72	139.05	0.79	16.79	152.63	13.21	165.21	18.85	0.25	1.20	18.56
Mid-Atlantic Companies(37)	8.45	7.87	0.77	9.15	6.56	0.71	8.19	0.54	181.81	0.98	14.11	136.00	11.51	145.50	15.61	0.39	2.07	30.72
Mid-West Companies(88)	11.14	10.72	0.79	7.60	6.71	0.66	5.88	0.82	104.52	0.85	15.15	111.43	12.10	118.77	17.38	0.43	2.61	35.63
New England Companies(7)	8.24	6.96	0.87	10.37	6.98	0.72	8.12	0.27	270.59	1.20	14.67	143.23	11.87	182.61	16.78	0.65	2.23	31.87
North-West Companies(9)	11.90	11.20	1.00	8.31	6.75	0.82	6.78	0.67	120.51	1.05	14.18	119.16	14.11	134.02	16.84	0.45	2.57	36.48
South-East Companies(18)	11.04	10.73	0.80	7.87	6.23	0.74	7.30	0.73	119.43	0.85	15.36	117.49	12.04	121.60	16.52	0.37	2.41	33.26
South-West Companies(4)	7.49	6.80	0.92	12.54	10.46	0.88	11.96	0.88	58.73	0.67	9.57	115.29	8.56	128.74	10.12	0.35	1.56	15.18
Western Companies (Excl CA)(3)	10.86	10.74	0.60	8.11	7.55	0.58	9.26	1.76	50.39	2.10	9.69	100.11	10.45	100.66	11.13	0.33	1.93	13.81
Thrift Strategy(174)	10.39	9.96	0.82	8.40	6.77	0.71	7.10	0.71	140.42	0.93	14.66	119.88	12.09	127.98	16.48	0.41	2.32	31.55
Mortgage Banker Strategy(9)	7.01	5.58	0.71	10.67	6.62	0.60	9.26	0.72	116.91	1.14	14.14	158.45	11.11	191.28	15.88	0.30	1.18	23.63
Real Estate Strategy(2)	7.64	7.62	0.98	13.36	10.65	0.69	9.39	1.19	31.09	0.54	9.43	119.54	9.13	119.82	13.72	0.34	3.09	29.51
Diversified Strategy(2)	5.37	5.36	0.61	10.60	4.76	0.59	10.30	0.27	646.89	2.36	21.02	215.99	11.59	216.15	21.63	0.48	1.61	33.80
Companies Issuing Dividends(159)	10.37	9.87	0.85	8.80	6.84	0.75	7.59	0.67	143.76	0.89	14.82	124.06	12.38	133.39	16.67	0.45	2.57	35.16
Companies Without Dividends(26)	8.56	8.25	0.53	6.99	6.48	0.41	4.79	0.99	126.79	1.32	12.58	109.87	9.21	115.55	14.18	0.00	0.00	0.00
Equity/Assets <6%(13)	5.16	4.72	0.48	9.02	5.91	0.21	3.40	1.03	159.12	1.48	13.16	137.52	7.18	151.57	13.75	0.18	0.82	9.87
Equity/Assets 6-12%(132)	8.79	8.26	0.82	9.44	7.33	0.70	8.14	0.71	137.94	0.93	13.80	126.56	11.00	136.90	15.51	0.42	2.26	30.40
Equity/Assets >12%(40)	15.84	15.51	0.90	5.79	5.38	0.86	5.53	0.61	149.00	0.84	17.85	105.04	16.48	108.08	19.79	0.40	2.66	40.07
Converted Last 3 Mths (no MHC)(1)	16.71	16.71	0.45	2.70	2.45	0.68	4.05	0.75	91.69	1.00	NM	110.33	18.43	110.33	27.21	0.24	2.10	0.00
Actively Traded Companies(14)	7.90	6.85	1.02	13.04	6.84	0.99	12.58	0.71	147.83	0.94	13.13	179.22	14.28	206.11	14.81	0.46	2.00	29.68
Market Value Below $20 Million(39)	10.83	10.58	0.55	5.00	5.66	0.46	3.84	0.91	121.76	0.84	15.32	91.67	9.95	94.00	16.56	0.36	2.66	33.96
Holding Company Structure(184)	10.19	9.71	0.81	8.59	6.81	0.71	7.26	0.71	142.80	0.95	14.68	122.64	12.06	131.68	16.51	0.41	2.29	31.42
Assets Over $1 Billion(50)	7.98	7.07	0.91	11.48	6.87	0.77	9.43	0.58	180.89	1.17	14.45	161.41	12.97	183.56	16.02	0.39	1.70	27.53
Assets $500 Million-$1 Billion(36)	9.39	8.87	0.80	8.79	6.84	0.74	8.02	0.69	117.62	0.87	14.33	123.05	11.55	130.62	15.91	0.47	2.49	34.99
Assets $250-$500 Million(43)	10.23	9.97	0.84	8.36	7.31	0.70	6.65	0.68	145.07	0.86	13.89	109.53	11.14	114.47	16.41	0.36	2.09	27.93
Assets less than $250 Million(56)	12.57	12.34	0.72	6.02	6.29	0.63	5.28	0.89	112.77	0.85	15.61	96.78	12.10	98.62	17.26	0.39	2.76	35.30
Goodwill Companies(107)	9.54	8.72	0.80	8.65	6.64	0.68	7.21	0.68	153.76	0.98	14.88	128.32	11.91	143.71	16.82	0.41	2.25	32.29
Non-Goodwill Companies(78)	11.02	11.02	0.83	8.50	7.02	0.74	7.32	0.76	123.31	0.90	14.23	114.11	12.14	114.11	15.94	0.38	2.29	29.31
Acquirors of FSLIC Cases(7)	8.23	7.85	0.88	11.11	5.16	0.90	11.30	1.01	48.40	0.72	11.71	158.05	12.99	169.74	14.07	0.42	1.73	17.66

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 14, 2002

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. BIF-Insured Thrifts(no MHCs)																		
BIF-Insured Thrifts(33)	9.36	8.58	0.94	10.57	6.31	0.90	9.86	0.36	256.22	1.14	16.07	167.74	15.15	177.04	16.89	0.49	2.33	35.49
NYSE Traded Companies(2)	8.60	7.22	0.03	0.73	0.70	0.36	3.47	0.55	62.37	0.75	14.94	241.15	20.66	292.57	NM	0.72	2.23	34.92
AMEX Traded Companies(4)	9.58	9.25	0.90	10.33	7.47	0.91	10.68	0.52	185.23	1.19	14.00	134.72	12.57	138.10	13.92	0.38	1.88	26.44
NASDAQ Listed OTC Companies(27)	9.38	8.59	1.02	11.40	6.57	0.94	10.24	0.33	280.16	1.16	16.45	167.15	15.12	173.90	17.38	0.49	2.41	37.02
California Companies(1)	10.07	10.07	1.26	13.27	10.60	1.26	13.23	1.49	136.73	2.35	9.44	121.21	12.21	121.26	9.47	0.00	0.00	0.00
Mid-Atlantic Companies(9)	8.21	6.75	0.94	12.23	5.51	0.90	10.75	0.46	187.69	0.93	15.63	226.68	18.53	245.11	17.03	0.55	2.13	34.40
New England Companies(19)	9.44	8.81	0.93	10.05	6.40	0.89	9.74	0.29	302.33	1.21	16.56	150.63	13.96	161.70	17.08	0.51	2.34	38.25
North-West Companies(3)	11.52	11.45	1.10	9.91	7.49	0.98	8.71	0.07	625.72	1.25	13.81	127.94	14.22	128.62	15.36	0.41	2.50	34.64
South-East Companies(1)	11.22	11.22	0.43	3.82	4.06	0.43	3.82	0.21	93.41	0.24	24.66	94.20	10.57	94.20	24.66	0.40	5.59	0.00
Thrift Strategy(29)	9.69	8.84	0.89	9.40	6.09	0.88	9.28	0.36	264.09	1.09	16.51	157.11	14.93	166.22	17.11	0.49	2.31	35.78
Mortgage Banker Strategy(1)	5.79	5.78	1.38	20.03	6.27	1.40	20.31	0.43	100.63	1.18	15.96	347.98	20.14	348.52	15.73	0.52	2.33	37.14
Real Estate Strategy(1)	9.33	9.33	1.48	16.67	7.66	1.37	15.41	0.42	259.26	1.47	13.05	208.95	19.49	208.95	14.12	0.48	3.95	51.61
Diversified Strategy(2)	6.72	6.21	1.16	18.68	8.66	0.66	9.58	0.38	265.65	1.62	11.99	200.56	13.45	215.96	15.21	0.54	1.74	22.97
Companies Issuing Dividends(32)	9.34	8.53	0.93	10.48	6.17	0.89	9.74	0.32	262.20	1.10	16.30	169.29	15.25	178.96	17.16	0.51	2.40	36.76
Companies Without Dividends(1)	10.07	10.07	1.26	13.27	10.60	1.26	13.23	1.49	136.73	2.35	9.44	121.21	12.21	121.26	9.47	0.00	0.00	0.00
Equity/Assets <6%(5)	5.47	5.39	0.99	17.04	7.87	0.77	12.79	0.46	171.23	1.53	13.20	219.31	12.18	222.44	15.57	0.35	1.78	24.80
Equity/Assets 6-12%(23)	9.07	8.21	0.92	10.25	6.13	0.91	10.10	0.39	247.70	1.02	16.18	169.53	15.39	179.84	16.50	0.52	2.34	34.65
Equity/Assets >12%(5)	13.75	12.79	1.03	6.82	5.85	0.96	6.42	0.20	409.32	1.37	17.92	118.64	16.46	128.94	19.21	0.52	2.69	47.41
Actively Traded Companies(8)	10.24	9.98	1.11	11.42	6.95	1.01	10.43	0.15	494.22	1.17	14.82	155.60	15.42	161.35	16.64	0.60	2.73	39.61
Holding Company Structure(30)	9.51	8.66	0.94	10.38	6.10	0.89	9.62	0.33	266.12	1.15	16.48	169.99	15.50	180.18	17.39	0.48	2.26	35.27
Assets Over $1 Billion(14)	9.46	7.89	1.00	11.22	5.59	0.98	10.36	0.44	232.82	1.16	16.68	202.03	18.08	221.61	17.45	0.53	1.99	35.35
Assets $500 Million-$1 Billion(7)	9.84	9.49	0.98	10.25	6.80	0.86	8.79	0.21	403.85	1.20	15.14	149.46	14.16	157.94	17.68	0.49	2.29	33.95
Assets $250-$500 Million(9)	8.40	8.26	0.89	10.96	7.30	0.88	10.98	0.43	176.75	1.17	14.99	142.30	11.91	144.49	14.55	0.44	2.35	34.78
Assets less than $250 Million(3)	10.37	10.35	0.77	7.48	5.61	0.73	7.18	0.21	93.41	0.83	18.68	129.69	13.39	130.08	19.38	0.51	3.80	44.61
Goodwill Companies(24)	9.04	8.00	0.95	10.96	6.32	0.90	10.15	0.42	264.63	1.15	15.63	177.25	15.52	190.36	16.74	0.51	2.14	34.21
Non-Goodwill Companies(9)	10.27	10.27	0.94	9.46	6.27	0.89	9.02	0.15	176.34	1.11	17.28	140.40	14.07	140.40	17.25	0.45	2.85	39.52

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 14, 2002

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(21)	13.77	13.29	0.66	5.06	2.61	0.69	5.57	0.61	213.71	0.98	23.33	180.49	24.41	191.75	23.64	0.44	2.43	40.98
BIF-Insured Thrifts(7)	11.33	10.55	0.86	7.81	4.03	0.76	6.66	0.32	189.63	1.04	24.28	193.40	21.10	191.46	26.37	0.56	2.34	43.69
AMEX Traded Companies(2)	18.52	18.52	0.80	4.32	3.26	0.74	3.96	0.71	115.94	1.13	NM	131.75	24.63	131.75	NM	0.20	1.62	49.40
NASDAQ Listed OTC Companies(26)	12.50	11.87	0.71	6.00	2.99	0.71	6.09	0.50	218.72	0.98	23.76	189.70	23.34	198.33	24.63	0.50	2.49	40.65
Mid-Atlantic Companies(18)	12.22	11.67	0.79	6.73	3.34	0.75	6.40	0.63	218.49	0.98	24.07	196.51	23.10	202.42	25.33	0.40	2.12	40.14
Mid-West Companies(5)	12.66	11.81	0.62	3.90	2.03	0.85	6.67	0.13	162.20	0.48	23.73	157.83	20.25	173.10	23.41	0.60	3.10	51.19
New England Companies(3)	12.34	11.83	0.65	5.92	3.90	0.43	3.46	0.35	224.49	1.41	21.75	146.40	17.04	158.48	NM	0.82	3.43	41.67
South-East Companies(2)	28.21	28.21	0.31	1.10	0.58	0.10	0.37	0.47	117.33	2.41	NM	192.63	54.33	192.63	NM	0.40	1.54	0.00
Thrift Strategy(27)	13.32	12.77	0.72	5.74	2.93	0.73	6.01	0.54	201.30	0.95	23.96	184.82	23.93	191.46	24.63	0.43	2.25	42.11
Diversified Strategy(1)	8.26	7.24	0.65	7.99	4.60	0.28	3.40	0.35	291.86	1.78	21.75	171.48	14.16	195.65	NM	1.44	5.52	0.00
Companies Issuing Dividends(27)	12.99	12.38	0.72	5.92	3.01	0.71	5.96	0.51	213.69	0.98	23.76	186.25	23.58	194.24	24.63	0.50	2.53	45.94
Companies Without Dividends(1)	14.86	14.86	0.64	4.33	3.03	0.64	4.33	0.81	93.64	1.32	NM	142.86	21.23	142.86	NM	0.00	0.00	0.00
Equity/Assets 6-12%(17)	9.50	8.62	0.69	6.89	3.09	0.71	7.17	0.60	175.16	0.91	22.93	202.62	19.36	215.58	24.08	0.52	2.39	44.89
Equity/Assets >12%(11)	17.01	16.78	0.76	4.70	2.93	0.71	4.47	0.45	242.02	1.08	25.97	163.90	27.99	167.77	26.09	0.43	2.42	36.54
Holding Company Structure(25)	12.40	11.79	0.75	6.07	3.06	0.77	6.42	0.53	214.98	0.85	23.96	186.71	22.39	194.26	24.63	0.45	2.41	45.94
Assets Over $1 Billion(8)	10.25	9.18	0.87	8.62	4.17	0.79	7.66	0.37	155.83	0.86	23.23	205.01	20.52	219.77	24.64	0.55	2.16	37.61
Assets $500 Million-$1 Billion(4)	18.71	18.71	0.66	4.65	2.61	0.56	4.17	0.40	179.06	1.65	24.78	176.20	32.99	176.20	25.92	0.35	1.48	40.13
Assets $250-$500 Million(8)	11.41	10.85	0.62	5.23	2.39	0.60	5.02	0.95	205.40	0.95	NM	210.67	23.80	220.34	NM	0.48	2.67	55.38
Assets less than $250 Million(8)	14.44	14.11	0.65	3.92	2.39	0.76	5.33	0.48	354.34	0.88	24.31	151.63	22.15	157.85	24.36	0.45	2.90	47.98
Goodwill Companies(10)	9.87	8.36	0.64	6.51	3.09	0.67	6.88	0.34	218.26	0.95	21.80	185.55	18.40	207.15	23.40	0.51	2.54	38.18
Non-Goodwill Companies(18)	15.05	15.05	0.77	5.43	2.96	0.74	5.27	0.63	200.28	1.02	25.40	183.34	26.58	183.34	25.65	0.45	2.32	44.07
MHC Institutions(28)	13.08	12.50	0.72	5.84	3.01	0.71	5.88	0.53	206.62	0.99	23.76	184.18	23.47	191.67	24.63	0.48	2.41	42.11
MHC Converted Last 3 Months(1)	14.86	14.86	0.64	4.33	3.03	0.64	4.33	0.81	93.64	1.32	NM	142.86	21.23	142.86	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 14, 2002

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
Financial Institution		Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	6.81	5.97	0.99	14.70	7.25	0.98	14.58	0.16	232.16	0.67	13.79	204.67	13.93	233.29	13.90	0.80	2.34	32.26
BBX	BankAtlantic Bancorp of FL	7.93	5.87	0.78	10.71	6.07	0.81	11.04	0.99	88.01	1.39	16.47	142.65	11.31	192.73	15.99	0.12	1.10	18.18
CFB	Commercial Federal Corp. of NE	5.85	4.36	0.81	13.27	8.19	0.82	13.38	0.99	81.11	1.29	12.21	169.70	9.92	227.61	12.10	0.36	1.29	15.72
DSL	Downey Financial Corp. of CA	7.03	7.01	1.21	18.67	9.58	0.98	15.11	0.86	39.76	0.39	10.43	179.09	12.60	179.82	12.89	0.36	0.74	7.71
FED	FirstFed Financial Corp. of CA	7.39	7.15	1.09	16.15	10.66	1.09	16.04	0.16	NA	1.87	9.38	139.64	10.32	144.29	9.45	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc of MI	4.95	4.95	0.88	17.72	8.94	-0.59	-11.96	NA	NA	1.49	11.19	198.26	9.82	198.26	NM	0.21	0.97	10.82
GSB	Golden State Bancorp of CA(8)	4.98	3.80	0.75	17.74	8.77	0.61	14.44	NA	NA	1.23	11.40	185.82	9.26	243.75	14.00	0.40	1.09	12.38
GDW	Golden West Fin. Corp. of CA	7.52	7.52	1.52	21.12	8.31	1.46	20.30	0.71	63.52	0.59	12.04	237.63	17.86	237.63	12.53	0.29	0.42	5.11
GPT	GreenPoint Fin. Corp. of NY*	8.31	6.43	-1.28	-12.45	-5.29	0.70	6.82	NA	NA	0.79	NM	270.37	22.45	349.30	NM	1.00	2.12	NM
NDE	IndyMac Bancorp of CA	0.00	0.00	NM	NM	NM	NM	NM	NA	NA	NA	NM	NM	0.00	NM	NM	0.00	NM	NM
SOV	Sovereign Bancorp, Inc. of PA	6.53	2.65	0.11	1.65	0.99	0.53	8.13	0.76	102.90	1.33	NM	166.15	10.84	NM	20.43	0.10	0.66	66.67
SIB	Staten Island Bancorp of NY*	8.90	8.00	1.35	13.91	6.70	0.01	0.11	0.55	62.37	0.70	14.94	211.94	18.87	235.84	NM	0.44	2.34	34.92
WES	Westcorp of Irvine CA	5.37	5.36	0.61	10.60	4.76	0.59	10.30	0.27	646.89	2.36	21.02	215.99	11.59	216.15	21.63	0.48	1.61	33.80
AMEX Traded Companies																			
ANA	Acadiana Bancshares, Inc of LA	8.52	8.52	0.69	8.13	7.16	0.56	6.65	NA	NA	1.10	13.96	113.68	9.69	113.68	17.06	0.60	2.30	32.09
ANE	Alliance Bncp of New Eng of CT*	5.74	5.74	0.81	14.54	8.23	0.99	17.67	0.45	214.25	1.47	12.16	164.34	9.44	164.53	10.00	0.27	1.91	23.28
BYS	Bay State Bancorp, Inc. of MA	10.41	10.41	1.10	10.49	6.75	1.06	10.06	0.02	NA	1.01	14.81	151.78	15.80	151.78	15.44	0.88	1.74	25.73
BHL	Berkshire Hills Bancorp of MA*	13.29	12.29	0.83	5.88	5.84	0.95	6.75	0.63	166.19	1.37	17.12	106.20	14.12	114.91	14.92	0.48	2.06	35.29
BFD	BostonFed Bancorp, Inc. of MA	6.49	5.27	0.67	10.53	7.25	0.09	1.46	0.38	226.40	1.20	13.80	140.96	9.15	173.56	NM	0.64	2.15	29.63
CNY	Carver Bancorp, Inc. of NY	7.61	7.53	1.03	14.01	16.54	1.11	15.08	NA	NA	1.41	6.05	79.58	6.06	80.50	5.62	0.00	0.00	0.00
EFC	EFC Bancorp, Inc of Elgin IL	9.93	9.93	0.82	7.77	6.44	0.80	7.56	0.50	69.94	0.45	15.52	118.06	11.72	118.06	15.94	0.53	2.97	46.09
FCB	Falmouth Bancorp, Inc. of MA*	11.65	11.65	1.12	9.30	6.09	0.96	7.94	NA	NA	0.94	16.43	155.67	18.13	155.67	19.24	0.52	1.78	29.21
FAB	FirstFed America Bancorp of MA	6.77	4.34	0.68	9.99	6.25	0.50	7.38	0.32	266.00	1.68	16.01	127.95	8.66	199.59	21.67	0.56	2.29	36.60
GAF	GA Financial Corp., Inc. of PA	11.03	11.00	0.59	5.35	5.18	0.56	5.07	0.18	217.71	0.76	19.32	103.81	11.45	104.10	20.38	0.72	3.88	NM
GOV	Gouverneur Bcp MHC of NY(42.4)	20.63	20.63	0.97	4.79	3.32	0.89	4.38	1.08	74.75	1.21	NM	142.18	29.33	142.18	NM	0.20	1.90	57.14
KNK	Kankakee Bancorp, Inc. of IL	7.77	6.95	0.72	8.75	7.37	0.59	7.17	1.07	47.90	0.68	13.56	115.73	8.99	129.47	16.55	0.60	1.54	20.83
KYF	Kentucky First Bancorp of KY	15.47	15.47	1.15	7.10	6.74	1.15	7.10	0.15	205.08	0.58	14.83	107.23	16.59	107.23	14.83	0.64	4.49	66.67
NBN	Northeast Bancorp of Auburn ME*	7.65	7.35	0.84	11.60	9.72	0.75	10.35	0.47	175.26	0.98	10.29	112.69	8.62	117.31	11.53	0.25	1.75	17.99
NEP	Northeast PA Fin. Corp of PA	7.89	6.37	0.62	6.74	6.61	0.56	6.09	0.64	92.42	1.00	15.13	112.50	8.88	139.36	16.76	0.44	2.57	38.94
PFB	PFF Bancorp, Inc. of Pomona CA	9.33	9.29	1.19	12.91	8.02	1.18	12.82	0.16	627.05	1.24	12.47	155.40	14.51	156.12	12.57	0.32	0.95	11.81
SZB	SouthFirst Bancshares of AL	9.32	8.95	-0.33	-3.41	-4.78	-0.34	-3.52	1.69	66.74	1.78	NM	77.37	7.21	80.60	NM	0.60	4.78	NM
SRN	Southern Banc Company of AL	16.24	16.20	0.61	3.53	4.69	0.59	3.42	0.04	276.09	0.35	21.31	75.01	12.18	75.19	22.03	0.35	2.69	57.38
TSH	Teche Hldng Cp of Franklin LA	10.47	10.47	1.15	10.72	9.18	1.13	10.54	0.39	176.56	0.96	10.90	113.99	11.94	113.99	11.09	0.50	1.96	21.37
WSB	Washington SB, FSB of Bowie MD	9.64	9.64	1.71	17.74	14.22	1.12	11.58	NA	NA	0.92	7.03	124.81	12.04	124.81	10.78	0.12	1.45	10.17
WFD	Westfield Finl MHC of MA(47.0)*	16.42	16.42	0.64	3.85	3.21	0.59	3.53	0.34	157.12	1.04	NM	121.31	19.92	121.31	NM	0.20	1.34	41.67
WFI	Winton Financial Corp. of OH	7.83	7.79	0.94	12.23	9.93	0.60	7.75	1.19	31.09	0.41	10.07	118.53	9.28	119.09	15.89	0.37	3.64	36.63
WRO	Woronoco Bancorp, Inc of MA	10.07	9.80	0.67	6.31	6.17	0.57	5.30	0.08	530.74	0.63	16.21	102.44	10.32	105.35	19.29	0.46	2.38	38.66
NASDAQ Listed OTC Companies																			
AMFC	AMB Fin. Corp. of Munster IN	8.02	8.02	0.66	8.26	9.82	0.60	7.43	1.38	45.31	0.81	10.18	81.22	6.51	81.22	11.31	0.24	2.14	21.82
ASBP	ASB Financial Corp. of OH	10.57	10.57	0.89	8.46	7.63	0.85	8.15	0.43	118.84	0.70	13.10	108.82	11.50	108.82	13.60	0.48	4.52	59.26
ABBK	Abington Bancorp of MA*	4.54	4.28	0.52	10.79	6.67	0.37	7.72	0.45	141.69	1.50	15.00	160.89	7.31	170.75	20.97	0.40	2.05	30.77
AABC	Access Anytime Bancorp of NM	7.66	6.62	0.87	11.45	10.98	0.71	9.41	0.90	49.66	0.55	9.11	97.35	7.45	112.61	11.08	0.00	0.00	0.00
AFBC	Advance Fin. Bancorp of WV	8.53	8.53	0.88	9.72	10.32	0.68	7.51	1.42	33.50	0.59	9.69	90.50	7.72	90.50	12.54	0.48	2.81	27.27
ALLB	Alliance Bank MHC of PA (20.0)	9.12	9.12	0.61	6.55	2.50	0.61	6.55	3.15	25.59	1.55	NM	261.31	23.84	261.31	NM	0.36	1.38	55.38
ASBI	Ameriana Bancorp of IN	7.69	7.41	0.13	1.64	1.54	0.41	5.13	2.09	26.51	0.86	NM	109.37	8.41	113.47	20.64	0.64	4.49	NM
AMFH	American Fin. Holdings of CT*	16.26	12.70	1.31	6.39	4.10	1.10	5.36	0.16	436.06	1.19	24.40	145.26	23.62	185.98	29.08	0.72	2.50	61.02
ABCW	Anchor BanCorp Wisconsin of WI	7.26	6.70	0.99	14.00	5.63	0.84	11.82	NA	NA	1.17	17.75	218.25	15.84	236.42	21.04	0.33	1.45	25.78
BCSB	BCSB Bankcorp MHC of MD (36.0)	10.01	10.01	0.17	1.51	0.85	0.15	1.38	0.13	290.94	0.58	NM	176.02	17.63	176.02	NM	0.50	3.85	NM
BKMU	Bank Mutual Cp MHC of WI(49.8)	10.76	8.69	0.76	7.28	4.86	0.65	6.24	0.16	268.76	0.68	20.57	146.62	15.77	181.46	24.00	0.32	1.59	32.65
BKUNA	BankUnited Fin. Corp. of FL	5.41	4.91	0.48	9.00	5.79	0.41	7.82	0.58	54.83	0.50	17.26	140.66	7.62	155.08	19.87	0.00	0.00	0.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 14, 2002

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
BFSB	Bedford Bancshares, Inc. of VA	9.66	9.66	1.27	11.81	7.94	1.26	11.72	0.36	126.24	0.53	12.59	149.48	14.44	149.48	12.68	0.48	2.78	35.04
BFFC	Big Foot Financial Corp. of IL	12.96	12.96	0.49	3.86	4.59	0.64	4.97	0.09	151.52	0.17	21.79	84.36	10.93	84.36	16.93	0.24	1.51	32.88
BRBI	Blue River Bancshares of IN	9.74	7.81	-1.56	-16.21	NM	-1.35	-14.04	NA	NA	2.77	NM	58.08	5.65	72.44	NM	0.00	0.00	NM
BYFC	Broadway Financial Corp. of CA	7.89	7.89	0.45	5.75	6.62	0.45	5.75	0.19	455.36	1.17	15.11	84.34	6.66	84.34	15.11	0.20	1.50	22.73
BRKL	Brookline Bncp MHC of MA(43.4)(8)*	25.64	25.64	1.76	6.72	2.86	2.11	8.03	NA	NA	1.83	NM	232.93	59.72	232.93	29.28	0.64	2.54	NM
CBES	CBES Bancorp, Inc. of MO	11.92	11.92	-0.42	-4.04	-4.89	-0.59	-5.64	NA	NA	2.32	NM	84.04	10.02	84.04	NM	0.32	2.30	NM
CITZ	CFS Bancorp, Inc of Munster IN	10.56	10.56	0.57	5.14	5.02	0.63	5.65	0.95	52.54	0.89	19.93	111.78	11.81	111.78	18.12	0.40	2.87	57.14
CKFB	CKF Bancorp of Danville KY	9.08	8.31	0.88	9.06	8.94	0.88	9.06	2.00	16.90	0.39	11.18	98.19	8.91	107.21	11.18	0.70	3.79	42.42
CAFI	Camco Fin Corp of Cambridge OH	9.22	8.93	0.84	10.05	7.60	0.74	8.86	1.19	35.57	0.55	13.16	119.77	11.04	123.55	14.93	0.52	3.59	47.27
CFFN	Capitol Fd Fn MHC of KS (30.0)	10.92	10.92	0.94	8.13	4.28	0.94	8.13	0.10	55.63	0.09	23.37	197.44	21.55	197.44	23.37	0.76	2.98	69.72
CEBK	Central Bncrp of Somerville MA*	8.99	8.46	0.60	6.78	5.26	0.54	6.14	0.03	NA	1.00	19.01	127.41	11.45	135.39	21.00	0.40	1.33	25.32
CHFN	Charter Fincl MHC of GA (20.0)	28.21	28.21	0.31	1.10	0.58	0.10	0.37	0.47	117.33	2.41	NM	192.63	54.33	192.63	NM	0.40	1.54	NM
CFSL	Chesterfield Financial of IL	21.06	21.06	0.96	4.56	4.64	0.96	4.56	NA	NA	0.94	21.54	98.10	20.66	98.10	21.54	0.00	0.00	0.00
CSBC	Citizen So.Bkg MHC of NC(41.6)(8)	9.48	7.52	0.65	5.28	2.60	0.70	5.69	0.71	95.91	0.93	NM	199.40	18.90	251.26	NM	0.32	1.60	61.54
CTZN	Citizens First Bancorp of MI	16.24	16.24	0.52	3.34	2.40	1.19	7.69	0.31	374.83	1.48	NM	126.04	20.47	126.04	18.14	0.32	1.53	64.00
CFSB	Citizens First Fin Corp. of IL	8.76	8.76	0.65	7.21	7.74	0.51	5.66	2.35	28.21	0.83	12.92	92.15	8.07	92.15	16.45	0.28	1.45	18.79
CBSA	Coastal Bancorp of Houston TX	5.35	4.49	0.62	14.19	10.17	0.62	14.10	0.86	67.79	0.78	9.84	132.51	7.09	157.89	9.90	0.48	1.60	15.74
CFCP	Coastal Fin. Corp. of SC	7.31	7.31	1.25	17.36	7.93	1.19	16.60	1.44	64.48	1.43	12.61	210.14	15.36	210.14	13.18	0.20	1.72	21.74
CMSB	Commonwealth Bancorp Inc of PA	8.17	6.83	0.93	10.80	5.80	0.91	10.61	0.60	140.30	1.17	17.23	198.75	16.23	237.74	17.55	0.68	2.38	40.96
CFFC	Community Fin. Corp. of VA	10.24	10.22	1.00	10.07	10.04	0.94	9.46	0.58	112.53	NA	9.96	98.97	10.14	99.23	10.60	0.32	2.77	27.59
CIBI	Community Inv. Bncp, Inc of OH	10.46	10.46	1.08	10.46	11.26	1.10	10.64	NA	NA	0.53	8.88	91.28	9.55	91.28	8.73	0.30	3.02	26.79
SBMC	Connecticut Bancshares of CT*	9.78	8.49	0.72	6.31	4.38	0.88	7.77	0.36	172.84	1.04	22.85	138.98	13.59	160.02	18.56	0.52	1.75	40.00
COOP	Cooperative Bancshares of NC	7.37	7.37	0.81	10.98	9.20	0.71	9.51	0.49	114.05	0.69	10.87	114.62	8.45	114.62	12.55	0.20	1.45	15.75
CRZY	Crazy Woman Creek Bncorp of WY	18.68	18.33	0.29	1.47	1.70	0.29	1.47	0.53	82.68	0.74	NM	86.94	16.24	88.61	NM	0.48	3.26	NM
DCOM	Dime Community Bancshars of NY*	8.83	6.76	1.26	14.76	5.88	1.26	14.76	0.15	369.45	0.74	17.00	238.53	21.05	311.63	17.00	0.60	2.63	44.78
DFBS	Dutchfork Bancshares Inc of SC	12.53	12.53	0.89	6.15	7.73	0.62	4.33	NA	NA	0.87	12.94	84.11	10.54	84.11	18.38	0.00	0.00	0.00
ESBF	ESB Financial Corp. of PA	6.13	5.51	0.61	9.72	8.21	0.59	9.43	0.30	132.10	1.01	12.18	115.77	7.09	128.72	12.55	0.40	3.19	38.83
EBSI	Eagle Bancshares of Tucker GA(8)	7.29	7.29	0.15	2.27	1.24	0.24	3.61	1.40	62.78	1.41	NM	175.47	12.80	175.47	NM	0.00	0.00	0.00
ESBK	Elmira Svgs Bank, FSB of NY*	6.99	6.73	0.82	11.80	9.56	0.71	10.23	1.22	58.24	0.94	10.46	120.85	8.45	125.56	12.07	0.65	2.59	27.08
EFBC	Empire Federal Bancorp of MT	13.92	13.92	0.32	1.77	2.27	-0.12	-0.68	1.59	37.87	1.60	NM	80.17	11.16	80.17	NM	0.46	3.07	NM
EQSB	Equitable Bank of Wheaton MD	6.14	6.14	0.67	11.61	8.81	0.60	10.45	NA	NA	0.24	11.35	123.76	7.60	123.76	12.61	0.00	0.00	0.00
EVRT	Evertrust Fin. Grp, Inc. of WA*	13.73	13.73	0.89	5.39	5.69	0.84	5.09	0.08	NA	1.50	17.56	105.68	14.52	105.68	18.60	0.46	2.42	42.59
FFDF	FFD Financial Corp of Dover OH	12.64	12.64	0.92	7.36	7.01	0.77	6.16	0.20	263.92	0.63	14.28	105.19	13.30	105.19	17.06	0.38	2.72	38.78
FFLC	FFLC Bancorp of Leesburg FL	7.79	7.79	0.89	11.24	7.44	0.89	11.24	0.30	171.19	0.61	13.45	145.20	11.32	145.20	13.45	0.56	2.10	28.28
FFWC	FFW Corporation of Wabash IN	9.25	8.79	0.88	9.31	9.31	0.74	7.81	0.70	109.58	1.15	10.74	100.63	9.31	105.89	12.80	0.56	3.50	37.58
FMCO	FMS Fin Corp. of Burlington NJ	5.20	5.20	0.67	12.35	8.03	0.63	11.70	0.33	125.10	1.18	12.45	146.07	7.59	146.07	13.15	0.12	1.03	12.77
FFHH	FSF Financial Corp. of MN	8.34	7.31	1.07	12.43	10.18	0.56	6.49	0.62	51.25	0.44	9.82	118.09	9.85	134.64	18.82	1.00	4.47	43.86
FDTR	Federal Trust Corp of FL	6.30	6.30	0.56	9.21	7.44	0.35	5.71	1.54	36.74	0.66	13.45	110.80	6.98	110.80	21.67	0.00	0.00	0.00
FBCI	Fidelity Bancorp of Chicago IL	7.05	7.05	1.03	14.26	10.19	0.86	11.92	0.22	96.16	0.34	9.82	137.58	9.71	137.58	11.74	0.36	1.67	16.36
FSBI	Fidelity Bancorp, Inc. of PA	6.26	5.79	0.68	11.02	9.14	0.62	9.91	0.50	104.70	0.94	10.95	114.41	7.16	123.66	12.17	0.48	2.59	28.40
FFFL	Fidelity Bankshares, Inc of FL	7.66	7.57	0.26	3.42	1.94	0.27	3.51	NA	NA	0.44	NM	176.75	13.55	178.95	NM	0.40	1.99	NM
FFED	Fidelity Fed. Bancorp of IN(8)	7.44	6.87	0.15	2.35	1.45	-0.54	-8.82	1.65	31.99	0.86	NM	140.31	10.44	151.93	NM	0.00	0.00	0.00
FLBC	Finger Lakes Bancorp Inc of NY	9.82	9.82	0.62	5.92	5.24	0.50	4.72	0.14	325.60	0.88	19.07	119.31	11.72	119.31	23.93	0.24	1.82	34.78
FBTC	First BancTrust Corp of IL	14.06	14.06	0.95	7.31	7.68	0.63	4.88	NA	NA	1.83	13.02	86.54	12.17	86.54	19.52	0.20	1.22	15.87
FBEI	First Bancorp of Indiana of IN	17.49	16.25	0.71	4.00	4.97	0.51	2.89	0.20	213.30	0.65	20.13	82.33	14.40	88.62	27.87	0.30	2.07	41.67
FBSI	First Bancshares, Inc. of MO	9.54	9.29	0.72	6.69	7.61	0.72	6.69	0.90	32.96	0.40	13.14	90.46	8.63	92.93	13.14	0.16	1.21	15.84
FBBC	First Bell Bancorp, Inc. of PA	7.87	7.87	0.77	10.00	7.93	0.78	10.07	0.13	82.89	0.22	12.60	121.84	9.59	121.84	12.51	0.48	2.74	34.53
FCAP	First Capital, Inc. of IN	11.84	11.80	1.17	9.58	7.63	1.13	9.26	0.52	109.58	0.54	13.11	121.67	14.41	122.14	13.56	0.52	3.25	42.62
FDEF	First Defiance Fin. Corp of OH	9.97	9.66	1.22	12.34	10.21	0.53	5.37	0.31	197.80	1.37	9.79	115.03	11.46	118.72	22.50	0.52	2.75	26.94
FESX	First Essex Bancorp, Inc of MA*	7.65	6.67	1.10	14.56	7.00	1.03	13.68	0.27	302.94	1.28	14.29	197.09	15.08	225.97	15.21	0.88	2.65	37.93
FFBH	First Fed. Bancshares of AR	10.40	10.40	0.88	8.34	7.98	0.79	7.51	0.42	39.46	0.24	12.54	105.79	11.00	105.79	13.92	0.48	1.90	23.88
FTFC	First Fed. Capital Corp. of WI	7.43	6.48	1.18	17.74	7.26	0.51	7.64	0.30	128.50	0.56	13.77	214.77	15.95	246.33	NM	0.52	2.50	34.44
FFKY	First Fed. Fin. Corp. of KY	9.07	7.74	1.18	12.94	8.43	1.18	12.94	0.31	175.29	0.68	11.86	147.28	13.36	172.76	11.86	0.72	3.16	37.50
FFBI	First Federal Bancshares of IL	18.09	18.09	0.74	3.96	4.75	0.67	3.59	NA	NA	0.53	21.06	86.86	15.72	86.86	23.22	0.32	1.77	37.21
FFSX	First Federal Bankshares of IA	10.92	8.05	0.36	3.31	4.01	0.13	1.18	NA	NA	1.09	24.91	83.09	9.07	112.68	NM	0.32	2.29	57.14
FFBZ	First Federal Bncrp, Inc of OH	9.14	9.13	1.09	12.68	11.43	0.92	10.62	0.31	247.50	0.87	8.75	106.06	9.69	106.22	10.45	0.20	2.86	25.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 14, 2002

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
FFCH	First Fin. Holdings Inc. of SC	7.18	6.73	1.13	16.70	6.63	1.02	15.15	0.82	86.91	0.85	15.08	239.30	17.18	255.52	16.62	0.68	2.31	34.87
FFHS	First Franklin Corp. of OH	7.84	7.84	0.33	4.18	4.40	0.26	3.23	0.63	62.60	0.57	22.72	95.15	7.46	95.15	29.43	0.30	2.32	52.63
FGHC	First Georgia Hold., Inc of GA	8.03	7.84	0.63	7.87	5.26	0.63	7.87	2.08	45.59	1.17	19.00	147.29	11.82	150.79	19.00	0.10	2.63	50.00
FFSL	First Independence Corp. of KS	9.68	9.68	1.44	15.40	14.05	0.99	10.63	1.72	28.94	0.60	7.12	105.43	10.20	105.43	10.32	0.50	3.07	21.83
FKAN	First Kansas Fin. Corp. of KS	10.13	10.11	0.33	2.97	4.25	0.38	3.46	NA	NA	0.44	23.55	75.60	7.66	75.78	20.23	0.20	1.54	36.36
FKFS	First Keystone Fin., Inc of PA	6.01	6.01	0.52	8.55	7.47	0.51	8.35	0.88	48.70	0.81	13.39	114.30	6.87	114.30	13.72	0.36	2.13	28.57
CASH	First Midwest Fin., Inc. of IA	7.46	6.85	0.33	4.18	5.14	0.32	4.01	1.33	56.63	1.25	19.44	82.26	6.13	89.53	20.27	0.52	3.66	71.23
FMSB	First Mutual Bncshrs Inc of WA*	7.79	7.79	1.07	14.17	8.68	0.90	11.91	0.01	NA	1.23	11.52	154.52	12.04	154.52	13.71	0.28	1.76	20.29
FNFG	First Niagara MHC of NY (38.9)*	9.25	6.46	0.87	9.31	3.70	0.86	9.21	0.47	141.74	1.00	27.00	244.50	22.63	NM	27.29	0.44	1.75	47.31
FNFI	First Niles Fin., Inc. of OH	18.05	18.05	1.01	5.18	4.01	0.86	4.43	1.15	64.36	1.75	24.92	135.65	24.49	135.65	29.15	0.52	3.37	NM
FPFC	First Place Fin. Corp. of OH	11.23	9.97	1.03	8.79	6.72	0.73	6.26	0.80	71.43	1.02	14.87	135.42	15.21	152.61	20.89	0.50	2.85	42.37
FSFF	First SecurityFed Fin of IL	16.93	16.90	1.48	8.75	7.12	1.47	8.70	0.30	215.38	0.94	14.04	122.90	20.81	123.10	14.13	0.52	2.37	33.33
FSLA	First Sentinal Bancorp of NJ	10.24	10.01	1.25	11.45	5.78	1.24	11.32	0.09	658.56	1.03	17.31	200.40	20.52	205.10	17.52	0.38	2.55	44.19
FBNW	FirstBank NW Corp. of ID	9.04	9.04	0.81	8.53	8.60	0.37	3.88	0.36	228.43	1.08	11.63	99.07	8.95	99.07	25.59	0.48	2.50	29.09
FFBK	FloridaFirst Bancorp of FL	11.57	9.99	0.81	5.81	5.17	0.76	5.46	NA	NA	0.99	19.35	112.63	13.03	130.39	20.59	0.24	1.24	24.00
FFIC	Flushing Fin. Corp. of NY*	8.62	8.36	1.10	12.06	6.62	1.09	11.96	0.14	312.73	0.60	15.11	184.65	15.91	190.42	15.23	0.36	1.97	29.75
FKKY	Frankfort First Bancorp of KY	12.67	12.67	0.97	7.90	6.42	0.97	7.90	0.43	16.67	0.08	15.57	122.94	15.58	122.94	15.57	1.12	6.26	NM
GUPB	GFSB Bancorp, Inc of Gallup NM	7.85	7.85	0.90	11.62	10.33	0.88	11.39	NA	NA	NA	9.68	108.15	8.49	108.15	9.87	0.40	2.67	25.81
GSLA	GS Financial Corp. of LA	18.56	18.56	0.69	3.72	4.49	0.68	3.67	0.09	266.06	0.54	22.28	84.42	15.67	84.42	22.56	0.36	1.99	44.44
GCFC	Grand Central Fin. Corp. of OH	15.84	15.84	0.49	3.46	3.30	0.53	3.75	NA	NA	0.47	NM	103.81	16.44	103.81	27.95	0.36	3.30	NM
GTPS	Great American Bancorp of IL	10.96	10.67	0.86	7.60	7.48	0.79	6.97	0.20	324.12	0.80	13.37	103.15	11.30	105.90	14.58	0.44	1.95	26.04
PEDE	Great Pee Dee Bancorp of SC	20.46	19.16	0.98	4.61	5.08	0.98	4.61	1.24	61.11	0.89	19.70	90.15	18.45	96.30	19.70	0.50	3.85	NM
GAFC	Greater Atlant. Fin Corp of VA	5.06	4.76	0.09	1.70	1.92	-1.07	-19.52	0.07	397.72	0.55	NM	86.21	4.36	91.51	NM	0.00	0.00	0.00
GCBC	Green Co Bcrp MHC of NY (43.0)	12.06	12.06	0.77	5.85	4.22	0.77	5.85	0.06	767.91	0.81	23.70	137.52	16.59	137.52	23.70	0.56	3.24	NM
GFED	Guaranty Fed Bancshares of MO	11.58	11.57	0.91	7.57	6.71	0.63	5.23	0.72	91.89	0.82	14.90	118.64	13.74	118.73	21.57	0.50	3.46	51.55
HCBB	HCB Bancshares, Inc. of AR	10.79	10.74	0.47	4.32	4.78	0.47	4.32	NA	NA	1.15	20.93	93.20	10.06	93.64	20.93	0.32	2.01	42.11
HFFC	HF Financial Corp. of SD	7.20	6.42	0.57	8.14	10.00	0.49	6.95	1.47	61.84	1.18	10.00	85.87	6.18	96.30	11.71	0.44	3.38	33.85
HMNF	HMN Financial, Inc. of MN	10.20	9.58	0.80	8.12	6.99	0.60	6.11	0.69	89.49	0.98	14.32	113.54	11.58	120.89	19.04	0.72	3.78	54.14
HARB	Harbor Florida Bancshrs of FL	11.97	11.80	1.48	11.79	4.82	1.43	11.36	0.21	344.49	0.94	20.75	239.71	28.70	243.28	21.53	0.45	1.97	40.91
HARL	Harleysville Svgs Fin Cp of PA	6.17	6.17	0.72	11.79	8.56	0.72	11.73	0.03	NA	0.68	11.68	130.95	8.08	130.95	11.74	0.56	2.68	31.28
HFFB	Harrodsburg 1st Fin Bcrp of KY	15.69	15.43	0.45	2.69	3.86	0.45	2.69	1.26	31.21	0.50	25.91	70.54	11.06	71.71	25.91	0.60	5.15	NM
HTHR	Hawthorne Fin. Corp. of CA	6.79	6.79	1.07	16.90	11.99	1.09	17.09	0.48	318.55	1.69	8.34	130.13	8.84	130.13	8.25	0.00	0.00	0.00
HMLK	Hemlock Fed. Fin. Corp. of IL	6.62	6.14	0.70	9.89	7.56	0.57	7.97	NA	NA	0.67	13.23	131.20	8.69	141.48	16.42	0.60	2.20	29.13
HFWA	Heritage Financial Corp of WA	13.42	12.26	1.09	7.73	5.27	0.91	6.44	NA	NA	1.22	18.96	150.85	20.24	165.08	22.76	0.46	2.89	54.76
HCBC	High Country Bancorp of CO	9.27	9.27	0.99	10.30	9.20	0.64	6.66	1.79	48.34	1.06	10.87	112.84	10.46	112.84	16.82	0.50	2.54	27.62
HIFS	Hingham Inst. for Sav. of MA*	8.68	8.68	1.40	16.07	8.44	1.40	16.07	NA	NA	0.86	11.84	180.30	15.64	180.30	11.84	0.64	2.12	25.10
HCFC	Home City Fin. Corp. of OH	7.97	7.71	0.41	4.94	6.28	0.28	3.34	NA	NA	0.46	15.93	79.50	6.33	82.10	23.58	0.44	3.73	59.46
HWEN	Home Financial Bancorp of IN	9.26	9.26	0.78	8.76	7.93	0.78	8.76	1.05	51.69	0.69	12.62	106.49	9.86	106.49	12.62	0.12	2.44	30.77
HLFC	Home Loan Financial Corp of OH	15.66	15.66	1.21	7.64	6.95	1.18	7.47	0.49	75.84	0.44	14.40	109.62	17.17	109.62	14.72	0.48	3.66	52.75
HSTD	Homestead Bancorp, Inc. of LA	9.50	9.50	0.47	4.63	5.19	0.42	4.10	0.24	107.77	0.45	19.26	89.83	8.53	89.83	21.76	0.24	2.04	39.34
HFBC	HopFed Bancorp of KY	14.72	14.72	0.85	5.13	5.05	1.23	7.42	0.16	213.32	0.53	19.81	103.48	15.23	103.48	13.71	0.44	3.53	69.84
HRZB	Horizon Financial Corp. of WA*	13.03	12.82	1.35	10.16	8.10	1.21	9.11	0.12	625.72	1.03	12.35	123.61	16.11	125.65	13.76	0.48	3.32	41.03
HCBK	Hudson Cty Bcp MHC of NJ(38.8)*	10.55	10.55	1.36	11.33	3.79	1.36	11.33	0.15	137.06	0.38	26.35	300.38	31.68	300.38	26.35	0.64	1.62	42.67
HRBT	Hudson River Bancorp Inc of NY	9.20	6.43	1.03	8.76	4.91	1.03	8.70	0.77	190.25	1.92	20.37	172.89	15.91	247.69	20.53	0.40	1.52	31.01
ITLA	ITLA Capital Corp of CA*	10.07	10.07	1.26	13.27	10.60	1.26	13.23	1.49	136.73	2.35	9.44	121.21	12.21	121.26	9.47	0.00	0.00	0.00
ICBC	Independence Comm Bnk Cp of NY	11.10	8.67	1.31	11.53	5.93	1.30	11.39	0.58	174.99	1.38	16.85	188.49	20.92	241.36	17.05	0.48	1.68	28.24
IFSB	Independence FSB of DC	8.54	8.54	-0.30	-3.46	-4.91	-0.14	-1.55	0.86	21.49	0.64	NM	72.70	6.21	72.70	NM	0.00	0.00	NM
IPSW	Ipswich Bancshares, Inc. of MA(8)*	4.74	4.74	0.87	17.66	6.80	0.87	17.53	NA	NA	1.09	14.70	256.66	12.18	256.66	14.80	0.48	2.35	34.53
JXVL	Jacksonville Bancorp Inc of TX	9.10	8.22	1.29	12.89	10.34	1.30	12.94	NA	NA	NA	9.67	123.13	11.21	136.30	9.63	0.50	1.98	19.16
JXSB	Jcksnville Bcp MHC of IL(45.6)	7.85	6.52	-0.49	-5.73	-4.71	0.54	6.40	NA	NA	0.66	NM	128.27	10.07	154.55	19.03	0.30	2.35	NM
KFBI	Klamath First Bancorp of OR	7.52	4.56	0.43	4.87	5.14	0.27	3.10	0.04	NA	1.22	19.44	97.43	7.32	160.64	NM	0.52	3.34	65.00
LSBX	LSB Corp of No. Andover MA*	12.42	12.42	0.77	6.29	5.50	0.71	5.80	0.01	NA	1.77	18.17	112.46	13.96	112.46	19.70	0.44	3.15	57.14
LSBI	LSB Fin. Corp. of Lafayette IN	8.19	8.19	0.81	10.09	8.89	0.62	7.70	0.75	68.33	0.61	11.24	109.45	8.97	109.45	14.73	0.44	2.32	26.04
LARL	Laurel Capital Group Inc of PA	10.21	10.21	1.24	12.13	8.30	1.21	11.84	0.15	473.28	1.00	12.05	144.82	14.78	144.82	12.35	0.72	3.60	43.37
LFED	Leeds Fed Bksr MHC of MD(27.3)(8)	11.89	11.89	0.57	4.42	1.58	0.57	4.42	0.61	27.30	0.30	NM	275.96	32.82	275.96	NM	0.60	1.89	NM
LXMO	Lexington B&L Fin. Corp. of MO	10.84	10.26	0.49	4.32	5.22	0.45	3.95	0.89	59.73	0.98	19.16	81.99	8.89	86.65	20.95	0.30	1.91	36.59

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 14, 2002

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
LIBB	Liberty Bancrp MHC of NJ(39.2)(8)	9.11	9.11	0.42	4.38	1.61	0.39	4.07	0.12	212.20	0.43	NM	270.44	24.65	270.44	NM	0.12	0.46	28.57
LFCO	Life Financial Corp of CA(8)	3.27	3.27	-2.07	NM	NM	-2.23	NM	6.41	24.87	2.43	NM	60.06	1.96	60.06	NM	0.00	0.00	NM
LNCB	Lincoln Bancorp of IN	16.93	16.46	0.83	4.78	4.91	0.72	4.14	0.29	185.16	0.78	20.36	100.78	17.07	103.68	23.47	0.40	2.37	48.19
LOGN	Logansport Fin. Corp. of IN	11.95	11.95	1.04	8.12	8.35	1.04	8.12	1.30	64.77	1.07	11.97	100.35	11.99	100.35	11.97	0.52	3.06	36.62
MAFB	MAF Bancorp, Inc. of IL	8.02	6.17	1.15	14.88	7.22	1.01	13.05	0.49	71.40	0.46	13.84	190.26	15.25	247.17	15.79	0.60	1.62	22.39
MFBC	MFB Corp. of Mishawaka IN	8.21	8.21	0.60	7.30	7.95	0.36	4.34	0.96	84.09	1.09	12.57	90.81	7.46	90.81	21.18	0.42	1.79	22.46
MSBF	MSB Financial, Inc of MI	14.86	13.05	1.68	10.51	10.16	1.15	7.17	1.50	39.52	0.79	9.84	99.22	14.74	112.99	14.43	0.44	3.46	34.11
MASB	MassBank Corp. of Reading MA*	11.60	11.49	1.10	9.41	6.67	0.79	6.78	0.03	788.96	0.76	15.00	139.41	16.17	140.74	20.83	0.88	2.61	39.11
MTXC	Matrix Bancorp, Inc. of CO	4.62	4.62	0.53	12.56	11.76	0.83	19.64	2.97	20.15	4.50	8.50	100.53	4.65	100.53	5.44	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	8.24	8.17	0.77	9.31	6.69	0.81	9.78	NA	NA	1.31	14.95	139.20	11.47	140.38	14.24	0.60	4.01	60.00
MDBK	Medford Bancorp, Inc. of MA(8)*	7.71	7.62	1.03	13.14	5.31	0.94	11.93	0.04	NA	1.09	18.84	242.45	18.69	245.19	20.76	0.60	1.73	32.61
METF	Metropolitan Fin. Corp. of OH	4.10	3.94	-0.18	-5.79	-4.86	-0.63	-20.58	2.06	48.86	1.55	NM	92.27	3.78	95.85	NM	0.00	0.00	NM
MBBC	Monterey Bay Bancorp of CA	9.55	9.30	0.83	8.94	6.94	0.79	8.58	0.84	153.02	1.46	14.40	121.13	11.57	124.40	15.00	0.00	0.00	0.00
MFSF	MutualFirst Fin. Inc. of IN	13.80	13.67	1.07	7.26	6.68	0.96	6.54	1.07	71.10	0.88	14.97	116.46	16.08	117.58	16.63	0.36	1.85	27.69
MYST	Mystic Fin., Inc of Medford MA*	7.37	7.37	0.35	3.96	4.00	0.54	6.14	NA	NA	0.86	24.99	111.43	8.22	111.43	16.13	0.36	2.03	50.70
NASB	NASB Fin, Inc. of Grandview MO	10.83	10.71	1.99	20.81	10.17	0.97	10.10	NA	NA	0.78	9.83	192.82	20.89	195.10	20.26	0.60	2.60	25.53
NHTB	NH Thrift Bancshares of NH	6.05	3.60	0.70	11.82	9.11	0.55	9.29	0.56	163.04	1.32	10.98	124.84	7.56	209.71	13.97	0.64	3.37	36.99
NYCB	New York Community Bcrp of NY*	10.75	3.40	1.69	17.39	4.51	1.70	17.53	0.16	272.73	0.73	22.16	274.97	29.55	NM	21.98	0.80	2.98	66.12
NMIL	Newmil Bancorp, Inc. of CT*	8.25	6.74	1.03	12.04	6.77	0.97	11.34	0.24	365.87	1.63	14.78	175.32	14.46	214.51	15.70	0.50	2.47	36.50
NBSI	North Bancshares of Chicago IL	9.78	9.78	0.37	3.90	3.46	0.35	3.63	NA	NA	0.33	28.86	110.92	10.85	110.92	NM	0.44	3.46	NM
FFFD	North Central Bancshares of IA	9.04	7.79	1.22	13.02	9.83	1.22	13.02	0.39	193.94	0.91	10.18	133.30	12.05	154.63	10.18	0.72	2.49	25.35
NEIB	Northeast Indiana Bncrp of IN	11.34	11.34	0.81	7.29	8.37	0.75	6.77	2.77	32.48	1.26	11.94	88.32	10.01	88.32	12.86	0.48	3.19	38.10
NWSB	Northwest Bcrp MHC of PA(25.4)	7.15	5.51	0.86	11.98	4.91	0.79	10.98	0.52	102.15	0.75	20.35	231.80	16.58	300.82	22.20	0.24	1.64	33.33
OCFC	OceanFirst Fin. Corp of NJ	8.32	8.23	1.11	12.79	6.23	0.98	11.34	0.23	214.09	0.67	16.05	214.47	17.84	216.89	18.11	0.69	3.26	52.27
ONFC	Oneida Fincl MHC of NY (45.7)	12.81	11.43	0.87	6.75	3.21	0.78	6.06	0.09	418.40	0.82	NM	204.22	26.16	228.86	NM	0.51	2.77	NM
OTFC	Oregon Trail Fin. Corp. of OR	12.91	12.90	1.13	7.99	7.89	1.19	8.42	0.24	246.31	0.82	12.67	109.88	14.19	110.01	12.03	0.40	2.10	26.67
PBNC	PFS Bancorp Inc of IN	23.12	23.12	0.56	3.51	2.92	0.73	4.54	1.29	47.10	0.77	NM	83.20	19.23	83.20	26.40	0.20	1.33	45.45
PHSB	PHSB Financial Corp of PA	16.08	16.08	0.79	6.09	4.74	0.79	6.09	0.14	338.79	1.09	21.10	94.59	15.21	94.59	21.10	0.32	2.23	47.06
PVFC	PVF Capital Corp. of OH	7.45	7.45	1.02	14.49	11.37	0.78	11.03	NA	NA	0.66	8.80	120.55	8.98	120.55	11.56	0.30	2.54	22.39
PBCI	Pamrapo Bancorp, Inc. of NJ	8.76	8.76	1.13	12.55	7.10	1.13	12.55	0.68	61.26	0.59	14.08	172.42	15.10	172.42	14.08	0.75	4.63	65.22
PFED	Park Bancorp of Chicago IL	11.34	11.34	0.71	6.26	6.73	0.59	5.20	0.11	186.59	0.36	14.86	95.69	10.85	95.69	17.88	0.48	2.27	33.80
PVSA	Parkvale Financial Corp of PA	6.13	5.42	0.94	13.97	8.88	0.72	10.67	0.45	211.73	1.29	11.27	153.36	9.41	173.38	14.75	0.72	2.70	30.38
PRTR	Partners Trust MHC of NY(46.4)	14.86	14.86	0.64	4.33	3.03	0.64	4.33	0.81	93.64	1.32	NM	142.86	21.23	142.86	NM	0.00	0.00	0.00
PBHC	Pathfinder BC MHC of NY (39.1)*	9.14	8.23	0.77	8.38	5.18	0.61	6.61	NA	NA	1.06	19.31	156.33	14.29	173.54	24.48	0.28	2.04	39.44
PFSB	PennFed Fin. Services of NJ	6.32	6.02	0.77	12.18	6.97	0.76	12.11	0.15	192.23	0.39	14.35	172.41	10.90	180.92	14.43	0.24	0.88	12.70
PFDC	Peoples Bancorp of Auburn IN	12.18	11.53	1.09	9.00	8.13	1.02	8.46	0.43	99.81	0.52	12.30	108.59	13.22	114.74	13.09	0.60	3.25	40.00
PBCT	Peoples Bank, MHC of CT (40.8)*	8.26	7.24	0.65	7.99	4.60	0.28	3.40	0.35	291.86	1.78	21.75	171.48	14.16	195.65	NM	1.44	5.52	NM
PCBI	Peoples Community Bcrp. of OH	8.46	8.10	0.64	6.88	4.97	0.51	5.54	0.94	135.25	1.42	20.13	134.03	11.34	139.99	24.99	0.00	0.00	0.00
PSFC	Peoples Sidney Fin. Corp of OH	12.37	12.37	0.48	3.79	3.74	0.48	3.79	0.61	81.96	0.57	26.70	101.47	12.55	101.47	26.70	0.36	3.06	NM
PHFC	Pittsburgh Home Fin Corp of PA	5.09	5.05	0.12	2.27	2.54	0.12	2.33	1.42	50.94	1.12	NM	94.34	4.80	95.03	NM	0.36	2.54	NM
PFSL	Pocahontas Bancorp, Inc. of AR	8.61	5.74	0.38	4.03	3.90	0.73	7.76	NA	NA	0.79	25.63	102.81	8.85	154.14	13.31	0.28	2.73	70.00
PORT	Port Fin. Corp of Brighton MA	9.69	9.69	1.04	8.59	5.52	1.11	9.19	0.04	NA	1.15	18.10	170.84	16.55	170.84	16.92	0.60	1.66	30.00
PRBC	Prestige Bancorp, Inc. of PA(8)	6.10	6.10	-0.06	-0.98	-0.81	-0.11	-1.88	1.31	47.79	0.87	NM	122.92	7.50	122.92	NM	0.00	0.00	NM
PFNC	Progress Financial Corp. of PA	6.78	6.57	0.10	1.71	1.38	-0.09	-1.45	1.92	52.14	1.84	NM	110.66	7.51	114.27	NM	0.00	0.00	0.00
PBCP	Provident Bcp MHC of NY (45.1)	11.51	11.51	1.03	9.00	4.04	0.99	8.61	0.39	262.73	1.50	24.78	214.67	24.71	214.67	25.92	0.44	1.56	38.60
PROV	Provident Fin. Holdings of CA	9.77	9.77	0.86	9.57	7.68	0.23	2.59	0.42	130.95	0.97	13.02	120.90	11.82	120.95	NM	0.00	0.00	0.00
PLSK	Pulaski Bncp MHC of NJ (41.8)(8)	10.99	10.99	0.44	4.14	1.65	0.60	5.67	NA	NA	0.82	NM	244.90	26.91	244.90	NM	0.40	1.22	74.07
PULB	Pulaski Fin Cp of St. Louis MO	10.62	10.62	1.34	12.82	7.40	0.43	4.10	1.01	74.52	1.05	13.51	172.43	18.31	172.43	NM	0.30	1.54	20.83
QCBC	Quaker City Bancorp, Inc of CA	8.41	8.38	1.44	17.68	9.56	1.43	17.63	0.24	316.80	0.95	10.46	167.60	14.10	168.32	10.48	0.00	0.00	0.00
RIVR	River Valley Bancorp of IN	9.38	9.36	1.11	11.30	9.28	0.81	8.29	NA	NA	1.27	10.77	118.43	11.11	118.65	14.68	0.60	2.28	24.59
RVSB	Riverview Bancorp, Inc. of WA	13.69	13.51	1.16	9.09	7.62	0.86	6.76	0.61	106.82	0.88	13.12	118.77	16.26	120.37	17.65	0.44	3.08	40.37
ROME	Rome Bncp Inc MHC of NY (41.6)*	14.38	14.38	0.89	5.99	3.71	0.88	5.91	0.30	220.35	0.97	26.97	166.40	23.92	166.40	27.33	0.36	1.76	47.37
RSLN	Roslyn Bancorp, Inc. of NY*	5.79	5.78	1.38	20.03	6.27	1.40	20.31	0.43	100.63	1.18	15.96	347.98	20.14	348.52	15.73	0.52	2.33	37.14
SCFS	Seacoast Fin Serv Corp of MA*	8.96	7.92	1.02	11.00	5.80	1.01	10.91	NA	NA	1.15	17.24	185.11	16.59	209.58	17.37	0.40	1.69	29.20
SFBI	Security Financial Bcrp of IN	18.10	18.10	0.50	2.75	2.75	0.54	2.95	1.07	67.82	1.32	NM	102.93	18.63	102.93	NM	0.00	0.00	0.00
SKBO	Skibo Fin Corp MHC of PA(39.8)	15.86	15.86	0.37	2.27	1.33	0.37	2.27	NA	NA	0.92	NM	171.76	27.24	171.76	NM	0.48	3.56	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 14, 2002

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
SOBI Sobieski Bancorp of S. Bend IN	9.56	9.56	0.19	1.88	2.65	0.10	1.02	NA	NA	1.24	NM	71.43	6.83	71.43	NM	0.34	2.44	NM
SFFS Sound Fed Bp MHC of NY (42.1)(8)	9.78	7.54	1.00	9.80	5.20	1.00	9.80	0.14	255.58	0.53	19.25	182.24	17.82	236.45	19.25	0.28	1.20	23.14
SSFC South Street Fin. Corp. of NC*	11.22	11.22	0.43	3.82	4.06	0.43	3.82	0.21	93.41	0.24	24.66	94.20	10.57	94.20	24.66	0.40	5.59	NM
SMBC Southern Missouri Bncrp of MO	9.03	7.73	0.82	8.66	9.01	0.82	8.66	0.30	191.82	0.75	11.10	94.72	8.55	110.68	11.10	0.50	2.68	29.76
STFR St. Francis Cap. Corp. of WI	7.54	6.93	0.89	12.43	9.55	0.58	8.08	0.41	143.38	1.06	10.47	124.79	9.41	135.68	16.12	0.60	2.68	28.04
SFFC StateFed Financial Corp. of IA	15.06	15.06	0.64	4.42	4.98	0.64	4.42	NA	NA	NA	20.10	90.79	13.67	90.79	20.10	0.40	3.90	NM
STSA Sterling Financial Corp. of WA	5.73	4.25	0.64	11.34	7.80	0.58	10.25	0.73	97.80	1.00	12.82	136.15	7.80	183.32	14.18	0.00	0.00	0.00
STBI Sturgis Bancorp of MI	0.00	0.00	NM	NM	NM	NM	NM	NA	NA	NA	NM	NM	0.00	NM	NM	0.00	NM	NM
SUFI Superior Financial Corp of AR	6.90	3.69	0.74	10.67	7.89	0.69	9.96	0.76	91.90	1.16	12.67	135.14	9.33	252.66	13.57	0.40	2.11	26.67
THRD TF Fin. Corp. of Newtown PA	8.08	7.39	0.80	10.04	8.95	0.95	11.91	0.57	50.12	0.55	11.17	108.91	8.80	119.01	9.42	0.60	2.57	28.71
THTL Thistle Group Holdings of PA(8)	11.43	10.43	0.52	4.31	4.47	0.36	3.03	0.44	81.15	0.95	22.37	98.53	11.27	108.05	NM	0.32	2.51	56.14
TSBK Timberland Bancorp, Inc. of WA	18.12	18.12	1.51	8.02	7.95	1.40	7.46	1.27	68.34	1.12	12.58	100.31	18.18	100.31	13.52	0.44	2.69	33.85
TRYF Troy Financial Corp of Troy NY	14.59	11.80	1.05	7.01	4.42	1.03	6.89	0.28	468.11	1.90	22.61	161.09	23.51	199.23	23.01	0.48	1.85	41.74
UCBC Union Community Bancorp of IN	23.70	23.70	1.43	5.32	4.98	1.43	5.32	NA	NA	0.39	20.07	110.43	26.18	110.43	20.07	0.44	2.89	57.89
UFBS Union Fin Bancshares Inc of SC	8.11	6.15	0.54	6.29	5.81	0.52	6.05	0.36	128.49	0.83	17.21	104.99	8.51	138.45	17.91	0.40	3.02	51.95
UCFC United Community Fin. of OH	13.60	12.18	0.97	6.44	5.40	0.76	5.07	0.63	99.16	0.82	18.51	117.57	15.98	131.22	23.51	0.30	3.45	63.83
UPFC United PanAm Fin. Corp of CA(8)	10.53	10.53	1.40	11.90	8.14	1.25	10.65	0.24	NA	6.77	12.28	140.28	14.76	140.28	13.73	0.00	0.00	0.00
UTBI United Tenn. Bancshares of TN	13.74	12.85	0.87	6.30	6.42	0.88	6.39	NA	NA	0.98	15.58	98.17	13.49	104.98	15.36	0.30	2.79	43.48
WHGB WHG Bancshrs of Lutherville MD(8)	10.33	10.30	0.24	2.40	2.19	0.24	2.40	NA	NA	NA	NM	107.44	11.10	107.76	NM	0.36	2.54	NM
WSFS WSFS Financial Corp. of DE*	5.80	5.74	1.23	22.79	10.31	0.29	5.47	0.49	228.36	1.96	9.70	204.04	11.83	205.95	NM	0.20	0.83	8.00
WVFC WVS Financial Corp. of PA	7.32	7.32	1.24	17.19	11.44	1.24	17.19	1.20	56.38	1.58	8.74	144.37	10.57	144.37	8.74	0.64	4.02	35.16
WRNB Warren Bancorp of Peabody MA*	9.33	9.33	1.48	16.67	7.66	1.37	15.41	0.42	259.26	1.47	13.05	208.95	19.49	208.95	14.12	0.48	3.95	51.61
WSBI Warwick Community Bncrp of NY*	9.90	9.54	0.93	9.78	5.06	0.91	9.58	0.51	97.02	0.75	19.75	186.79	18.48	193.69	20.17	0.40	1.39	27.40
WFSL Washington Federal, Inc. of WA	12.75	12.25	1.89	15.41	8.22	1.89	15.41	0.55	58.01	0.53	12.17	179.79	22.93	187.20	12.17	0.88	3.46	42.11
WAYN Wayne Svgs Bks MHC of OH(47.5)(8)	7.78	7.78	0.58	7.34	3.64	0.47	5.93	0.95	22.93	0.29	27.45	197.83	15.39	197.83	NM	0.68	3.39	NM
WYPT Waypoint Financial Corp of PA	8.93	8.68	0.81	8.84	5.80	0.70	7.72	0.40	112.59	0.99	17.24	154.48	13.79	158.97	19.73	0.40	2.09	36.04
WCFB Wbstr Cty Fed MHC of IA (38.5)	21.13	21.13	1.27	5.91	3.67	1.27	5.91	NA	NA	0.50	27.24	158.97	33.58	158.97	27.24	1.00	5.48	NM
WBST Webster Financial Corp. of CT	8.19	5.63	1.23	14.84	7.84	1.17	14.14	0.48	166.77	1.39	12.76	183.81	15.06	267.44	13.39	0.76	2.00	25.50
WEFC Wells Fin. Corp. of Wells MN	10.56	10.56	1.64	16.15	13.84	1.19	11.69	0.49	83.64	0.60	7.22	108.80	11.49	108.80	9.98	0.72	3.24	23.38
WEBK West Essex Bp MHC of NJ (40.1)	13.71	12.82	0.85	6.10	3.00	0.85	6.10	0.42	86.65	0.84	NM	201.15	27.58	215.16	NM	0.56	2.67	NM
WOFC Western Ohio Fin. Corp. of OH	11.93	11.93	0.52	4.29	5.17	0.45	3.73	0.50	100.29	0.63	19.35	83.08	9.91	83.08	22.24	1.00	5.17	NM
WGBC Willow Grove Bancorp of PA	16.71	16.71	0.45	2.70	2.45	0.68	4.05	0.75	91.69	1.00	NM	110.33	18.43	110.33	27.21	0.24	2.10	NM

EXHIBIT IV-2
Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1994:	Quarter 1	3625.1	445.8	743.5	241.6	143.1
	Quarter 2	3625.0	444.3	706.0	269.6	152.6
	Quarter 3	3843.2	462.6	764.3	279.7	149.2
	Quarter 4	3834.4	459.3	752.0	244.7	137.6
1995:	Quarter 1	4157.7	500.7	817.2	278.4	152.1
	Quarter 2	4556.1	544.8	933.5	313.5	171.7
	Quarter 3	4789.1	584.4	1,043.5	362.3	195.3
	Quarter 4	5117.1	615.9	1,052.1	376.5	207.6
1996:	Quarter 1	5587.1	645.5	1,101.4	382.1	225.1
	Quarter 2	5654.6	670.6	1,185.0	387.2	224.7
	Quarter 3	5882.2	687.3	1,226.9	429.3	249.2
	Quarter 4	6442.5	737.0	1,280.7	483.6	280.1
1997:	Quarter 1	6583.5	757.1	1,221.7	527.7	292.5
	Quarter 2	7672.8	885.1	1,442.1	624.5	333.3
	Quarter 3	7945.3	947.3	1,685.7	737.5	381.7
	Quarter 4	7908.3	970.4	1,570.4	814.1	414.9
1998:	Quarter 1	8799.8	1101.8	1,835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1,894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1,693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2,192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
As of June 14, 2002		9474.2	1007.3	1,504.7	1105.8	467.2

(1) End of period data.

Sources: SNL Securities and The Wall Street Journal.

EXHIBIT IV-3
Historical Thrift Stock Indices

<Index Values>

	Index Values				Price Appreciation (%)		
	05/31/02	04/30/02	12/31/01	05/31/01	1 Month	YTD	LTM
All Publicly Traded Thrifts	1,150.1	1,117.8	918.2	919.5	2.89	25.26	25.08
MHC Index	1,600.7	1,538.1	1,172.1	1,011.8	4.07	36.57	58.20
Insurance Indexes							
SAIF Thrifts	1,121.4	1,080.8	880.6	862.7	3.76	27.34	30.00
BIF Thrifts	1,360.0	1,326.7	1,098.5	1,120.7	2.51	23.80	21.35
Stock Exchange Indexes							
AMEX Thrifts	331.6	318.8	269.7	230.5	3.99	22.92	43.84
NYSE Thrifts	772.0	745.9	620.8	659.8	3.50	24.35	17.00
OTC Thrifts	1,267.3	1,244.7	998.4	901.1	1.81	26.93	40.64
Geographic Indexes							
Mid-Atlantic Thrifts	2,619.0	2,529.5	1,999.8	1,866.0	3.54	30.96	40.35
Midwestern Thrifts	2,433.7	2,422.0	1,943.0	1,877.8	0.48	25.25	29.60
New England Thrifts	950.1	939.6	747.5	688.4	1.11	27.10	38.00
Southeastern Thrifts	1,046.9	1,081.5	850.2	742.6	-3.20	23.13	40.98
Southwestern Thrifts	898.9	874.8	768.4	780.2	2.76	16.99	15.21
Western Thrifts	1,120.0	1,078.4	917.8	987.4	3.85	22.03	13.43
Asset Size Indexes							
Less than $250M	951.3	930.2	838.1	735.6	2.27	13.51	29.31
$250M to $500M	2,226.9	2,156.5	1,885.5	1,600.8	3.27	18.11	39.11
$500M to $1B	1,167.7	1,138.6	922.4	775.7	2.55	26.58	50.53
$1B to $5B	1,514.3	1,488.2	1,210.7	1,038.1	1.76	25.07	45.88
Over $5B	710.7	689.2	565.3	590.4	3.12	25.71	20.37
Pink Indexes							
Pink Thrifts	258.6	251.0	220.4	195.5	3.02	17.31	32.27
Less than $75M	280.5	272.4	239.7	223.8	2.96	17.04	25.36
Over $75M	267.0	259.1	227.3	198.4	3.04	17.46	34.60
Comparative Indexes							
Dow Jones Industrials	9,925.3	9,946.2	10,021.6	10,911.9	-0.21	-0.96	-9.04
S&P 500	1,067.1	1,076.9	1,148.1	1,255.8	-0.91	-7.05	-15.02

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Source: SNL Financial

EXHIBIT IV-4
Pricing Characteristics and After-Market Trends Second Step Conversions

Pro Forma Pricing Characteristics
Second Step Conversions By Year (1994-2002)

Institution	State	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)(2)	Res. Cov. (%)	Gross Proc. ($Mil.)	% of Mid. (%)	Exp./ Proc. (%)	ESOP (%)	Recog. Plans (%)	Mgmt.& Dirs. (%)	P/TB (%)	Core P/E(5) (x)	P/A (%)	ROA (%)	TE/A (%)	ROE (%)	IPO Price ($)	Elapsed Time as an MHC (Months)
Institutional Information				Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information			Insider Purchases(3): Benefit Plans			Pro Forma Data: Pricing Ratios(4)			Pro Forma Data: Financial Charac.				
Willow Grove Bancorp, Inc.	PA*	04/04/02	WGBC	$ 644	9.78%	0.75%	93%	64.1	100%	2.5%	8.0%	4.0%	1.8%	96.6%	35.9x	16.1%	0.7%	16.9%	4.0%	10.00	40
Averages - 2002:				**$ 644**	**9.78%**	**0.75%**	**93%**	**$ 64.1**	**100%**	**2.5%**	**8.0%**	**4.0%**	**N.A.**	**96.6%**	**35.9x**	**16.1%**	**0.7%**	**16.9%**	**4.0%**	**$10.00**	**40**
Medians - 2002:				**$ 644**	**9.78%**	**0.75%**	**93%**	**$ 64.1**	**100%**	**2.5%**	**8.0%**	**4.0%**	**N.A.**	**96.6%**	**35.9x**	**16.1%**	**0.7%**	**16.9%**	**4.0%**	**$10.00**	**40**
PHSB Financial Corp.	PA*	12/21/01	PHSB	290	11.55%	0.19%	269%	$ 22.0	93%	3.7%	8.0%	4.0%	2.3%	67.2%	14.6x	11.3%	0.8%	16.9%	4.6%	$10.00	53
Fidelity Bankshares, Inc.	FL*	05/15/01	FFFL	1,924	4.83%	0.26%	98%	$ 87.0	112%	2.3%	6.0%	4.0%	0.8%	93.1%	19.9x	7.9%	0.4%	8.3%	4.7%	10.00	88
Averages - 2001:				**$1,107**	**8.19%**	**0.23%**	**184%**	**$ 54.5**	**103%**	**3.0%**	**7.0%**	**4.0%**	**1.6%**	**80.2%**	**17.3x**	**9.6%**	**0.6%**	**12.6%**	**4.7%**	**$10.00**	**71**
Medians - 2001:				**$1,107**	**8.19%**	**0.23%**	**184%**	**$ 54.5**	**103%**	**3.0%**	**7.0%**	**4.0%**	**1.6%**	**80.2%**	**17.3x**	**9.6%**	**0.6%**	**12.6%**	**4.7%**	**$10.00**	**71**
FloridaFirst Bancorp, Inc.	FL	12/22/00	FFBK	$ 582	10.49%	0.17%	438%	$ 31.5	115%	3.5%	8.0%	4.0%	2.5%	63.8%	12.2x	9.1%	0.7%	14.2%	5.2%	$10.00	21
Finger Lakes Financial Corp	NY	11/13/00	FLBC	307	6.43%	0.23%	337%	16.2	122%	5.3%	8.0%	4.0%	4.0%	72.9%	16.4x	7.5%	0.5%	10.3%	4.5%	7.00	72
Waypoint Financial Corp.	PA*	10/12/00	WYPT	4,518	6.01%	0.38%	127%	195.5	85%	5.7%	8.0%	0.0%	2.0%	97.6%	12.0x	8.3%	0.7%	8.4%	8.1%	10.00	81
Averages - 2000:				**$1,802**	**7.64%**	**0.26%**	**301%**	**$ 81.1**	**107%**	**4.8%**	**8.0%**	**2.7%**	**2.8%**	**78.1%**	**13.5x**	**8.3%**	**0.7%**	**11.0%**	**5.9%**	**$9.00**	**58**
Medians - 2000:				**$ 582**	**6.43%**	**0.23%**	**337%**	**$ 31.5**	**115%**	**5.3%**	**8.0%**	**4.0%**	**2.5%**	**72.9%**	**12.2x**	**8.3%**	**0.7%**	**10.3%**	**5.2%**	**$10.00**	**72**
First Federal Bankshares, In	IA*	04/14/99	FFSX	$ 684	6.69%	0.37%	N.M.	$ 26.4	85%	5.0%	7.0%	3.0%	2.9%	102.9%	12.8x	6.8%	0.5%	6.6%	8.1%	$10.00	81
First Capital, Inc.	IN	01/04/99	FCAP	94	11.01%	0.35%	N.M.	7.7	99%	5.1%	8.0%	4.0%	5.5%	77.3%	11.7x	12.9%	1.1%	16.7%	6.6%	10.00	72
Averages - 1999:				**$ 389**	**8.85%**	**0.36%**	**N.M.**	**$ 17.0**	**92%**	**5.1%**	**7.5%**	**3.5%**	**4.2%**	**90.1%**	**12.2x**	**9.9%**	**0.8%**	**11.7%**	**7.3%**	**$10.00**	**77**
Medians - 1999:				**$ 389**	**8.85%**	**0.36%**	**N.M.**	**$ 17.0**	**92%**	**5.1%**	**7.5%**	**3.5%**	**4.2%**	**90.1%**	**12.2x**	**9.9%**	**0.8%**	**11.7%**	**7.3%**	**$10.00**	**77**
Community Savings Bancshi	FL	12/16/98	CMSV	$ 791	10.69%	0.30%	180%	$ 54.7	89%	2.6%	8.0%	4.0%	0.4%	80.3%	17.8x	12.6%	0.7%	15.7%	4.5%	$10.00	50
Pulaski Financial Corp.	MO*	12/04/98	PULB	187	13.47%	0.97%	40%	29.1	132%	3.1%	8.0%	4.0%	1.7%	79.5%	14.7x	18.7%	1.3%	23.6%	5.4%	10.00	55
Homestead Financial, Inc.	LA*	07/20/98	HSTD	62	9.72%	0.97%	43%	11.2	132%	4.1%	8.0%	4.0%	2.9%	96.1%	28.2x	20.8%	0.7%	21.7%	3.4%	10.00	47
PSB Bancorp	PA*	07/17/98	PSBI	134	11.58%	1.97%	9%	16.1	115%	3.0%	8.0%	4.0%	3.3%	106.3%	27.1x	21.1%	0.8%	19.8%	3.9%	10.00	33
Thistle Group Holdings	PA	07/14/98	THTL	281	10.41%	0.27%	133%	78.6	100%	1.7%	8.0%	4.0%	5.6%	92.7%	19.0x	25.8%	1.4%	27.8%	4.9%	10.00	67
SouthBanc Shares, Inc.	SC*	04/15/98	SBAN	292	10.48%	0.30%	362%	45.6	132%	2.7%	0.0%	4.0%	24.1%	117.6%	26.7x	25.7%	0.9%	21.9%	4.3%	20.00	19
First Source Bancorp, Inc.	NJ	04/09/98	FSLA	1,049	9.69%	0.54%	107%	165.5	132%	1.4%	8.0%	4.0%	0.5%	129.6%	24.5x	26.6%	1.1%	20.5%	5.3%	10.00	69
Peoples Bancorp, Inc.	NJ	04/09/98	TSBS	640	17.18%	0.92%	61%	238.1	132%	0.8%	4.0%	4.0%	0.3%	114.5%	26.6x	42.3%	1.6%	36.9%	4.3%	10.00	32
Pocahontas Bancorp	AR*	04/01/98	PFSL	389	6.36%	0.23%	190%	35.7	132%	2.1%	8.0%	4.0%	1.8%	120.3%	21.2x	15.9%	0.8%	13.2%	5.7%	10.00	48
Harbor Florida Bancshares	FL*	03/19/98	HARB	1,129	8.95%	0.43%	240%	165.9	132%	1.1%	8.0%	4.0%	20.3%	126.5%	17.8x	24.1%	1.4%	19.1%	7.3%	10.00	50
Heritage Financial Corp.	WA*	01/09/98	HFWA	249	11.39%	0.20%	537%	66.1	132%	2.1%	2.0%	1.0%	1.3%	107.1%	20.3x	31.3%	1.5%	29.2%	5.3%	10.00	48
Averages - 1998:				**$ 473**	**10.90%**	**0.65%**	**173%**	**$ 82.4**	**124%**	**2.2%**	**6.4%**	**3.7%**	**5.7%**	**106.4%**	**22.2x**	**24.1%**	**1.1%**	**22.7%**	**4.9%**	**$10.91**	**47**
Medians - 1998:				**$ 292**	**10.48%**	**0.43%**	**133%**	**$ 54.7**	**132%**	**2.1%**	**8.0%**	**4.0%**	**1.8%**	**107.1%**	**21.2x**	**24.1%**	**1.1%**	**21.7%**	**4.9%**	**$10.00**	**48**
Guaranty Fed. Bancshares	MO*	12/31/97	GFED	$ 212	13.82%	0.64%	244%	$ 43.6	132%	2.1%	8.0%	4.0%	5.1%	93.5%	20.2x	25.0%	1.2%	26.7%	4.6%	$10.00	32
Community Natl. Corp.(8)	TN	12/12/97	CNLK	27	14.83%	0.69%	103%	4.9	132%	7.2%	0.0%	4.0%	17.6%	85.9%	17.1x	22.9%	1.3%	26.7%	5.0%	10.00	62
Equality Bancorp, Inc.	MO*	12/02/97	EBI	239	5.82%	0.29%	41%	13.2	115%	3.9%	9.1%	5.0%	10.6%	100.5%	18.8x	10.0%	0.5%	9.9%	5.4%	10.00	50
Riverview Bancorp, Inc.	WA*	10/01/97	RVSB	230	11.24%	0.14%	245%	35.7	132%	2.8%	8.0%	4.0%	2.9%	109.0%	17.7x	23.6%	1.3%	21.6%	6.2%	10.00	48
Bayonne Bancshares	NJ	08/22/97	FSNJ	577	8.33%	0.81%	53%	48.7	132%	3.8%	8.0%	4.0%	10.0%	100.9%	N.M.	14.6%	N.M.	14.4%	N.M.	10.00	31
Montgomery Fin. Corp.	IN	07/01/97	MONT	94	9.83%	0.91%	20%	11.9	132%	4.5%	8.0%	4.0%	4.6%	89.1%	24.1x	16.0%	0.7%	17.9%	3.7%	10.00	23
Cumberland Mtn. Bncshrs.	KY*	04/01/97	P. Sheet	92	5.14%	1.31%	19%	4.4	132%	8.0%	6.2%	4.0%	4.5%	81.2%	13.8x	7.1%	0.5%	8.8%	5.9%	10.00	24
Averages - 1997:				**$ 210**	**9.86%**	**0.68%**	**104%**	**$ 23.2**	**130%**	**4.6%**	**6.8%**	**4.1%**	**7.9%**	**94.3%**	**18.6x**	**17.0%**	**0.9%**	**18.0%**	**5.1%**	**$10.00**	**39**
Medians - 1997:				**$ 212**	**9.83%**	**0.69%**	**53%**	**$ 13.2**	**132%**	**3.9%**	**8.0%**	**4.0%**	**5.1%**	**93.5%**	**18.3x**	**16.0%**	**1.0%**	**17.9%**	**5.2%**	**$10.00**	**32**

Pro Forma Pricing Characteristics
Second Step Conversions By Year (1994-2002)

Institution	State	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)(2)	Res. Cov. (%)	Gross Proc. ($Mil.)	% of Mid. (%)	Exp./ Proc. (%)	ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)	P/TB (%)	Core P/E(5) (x)	P/A (%)	ROA (%)	TE/A (%)	ROE (%)	IPO Price ($)	Elapsed Time as an MHC (Months)
Institutional Information				Pre-Conversion Data: Financial Info.		Asset Quality		Offering Information			Insider Purchases(3): Benefit Plans			Pro Forma Data: Pricing Ratios(4)			Financial Charac.				
Kenwood Bancorp	OH*	07/01/96	P. Sheet	$ 48	6.88%	0.00%	NM	$ 1.6	102%	22.2%	8.0%	4.0%	6.4%	67.6%	N.M.	6.0%	0.1%	8.8%	1.7%	$10.00	92
Commonwealth Bancorp	PA*	06/17/96	CMSB	2,054	6.71%	0.51%	109%	98.7	110%	1.9%	8.0%	4.0%	0.1%	109.3%	12.5x	8.4%	0.7%	6.7%	10.4%	10.00	29
Westwood Financial Corp.	NJ	06/07/96	WWFC	85	7.05%	0.00%	NM	3.9	99%	9.9%	0.0%	0.0%	2.5%	80.0%	10.1x	7.3%	0.7%	9.2%	7.9%	10.00	30
Jacksonville Bancorp	TX	04/01/96	JXVL	198	10.47%	1.41%	36%	16.2	106%	4.4%	8.0%	4.0%	2.0%	77.7%	14.9x	12.6%	0.8%	16.2%	5.2%	10.00	25
North Central Bancshares	IA	03/21/96	FFFD	180	16.47%	0.17%	562%	26.0	106%	3.5%	3.2%	0.0%	0.5%	74.2%	12.5x	19.7%	1.6%	26.5%	6.1%	10.00	19
Fidelity Financial of Ohio	OH*	02/04/96	FFOH	227	13.23%	0.50%	69%	22.8	132%	3.2%	8.0%	4.0%	5.6%	82.6%	18.1x	16.6%	0.9%	20.0%	4.6%	10.00	93
First Colorado Bancorp	CO*	01/02/96	FFBA	1,400	12.71%	0.31%	20%	134.1	105%	1.9%	10.0%	2.0%	2.0%	87.0%	13.4x	13.2%	1.0%	15.2%	6.9%	10.00	43
			Averages - 1996:	**$ 599**	**10.50%**	**0.41%**	**159%**	**$ 43.3**	**109%**	**6.7%**	**6.5%**	**2.6%**	**2.7%**	**82.6%**	**13.6x**	**12.0%**	**0.8%**	**14.7%**	**6.1%**	**$10.00**	**47**
			Medians - 1996:	**$ 198**	**10.47%**	**0.31%**	**69%**	**$ 22.8**	**106%**	**3.5%**	**8.0%**	**4.0%**	**2.0%**	**80.0%**	**13.0x**	**12.6%**	**0.8%**	**15.2%**	**6.1%**	**$10.00**	**30**
Charter Financial	IL*	12/29/95	CBSB	$ 293	12.17%	0.27%	281%	$ 29.2	116%	3.4%	3.3%	0.0%	0.1%	81.4%	12.3x	15.5%	1.3%	19.1%	6.6%	$10.00	26
American National Bancorp	MD*	11/03/95	ANBK	426	6.80%	2.23%	67%	21.8	132%	3.3%	8.0%	4.0%	0.6%	83.9%	17.7x	9.0%	0.5%	10.7%	4.7%	10.00	24
First Defiance Fin. Corp.	OH*	10/02/95	FDEF	476	15.27%	0.24%	135%	64.8	132%	2.3%	8.0%	4.0%	0.9%	85.6%	18.2x	20.6%	1.1%	24.1%	4.7%	10.00	27
Community Bank Shares	IN*	04/10/95	CBIN	205	7.00%	0.33%	80%	10.1	132%	4.4%	8.0%	0.0%	17.9%	85.5%	9.0x	9.3%	0.9%	10.9%	8.3%	10.00	43
Fed One Bancorp	WV*	01/19/95	FOBC	305	9.25%	0.32%	142%	16.1	85%	7.7%	7.0%	4.0%	0.9%	67.9%	9.0x	8.8%	1.0%	13.0%	7.6%	10.00	27
			Averages - 1995:	**$ 341**	**10.10%**	**0.68%**	**141%**	**$ 28.4**	**120%**	**4.2%**	**6.9%**	**2.4%**	**4.1%**	**80.9%**	**13.2x**	**12.6%**	**1.0%**	**15.6%**	**6.4%**	**$10.00**	**29**
			Medians - 1995:	**$ 305**	**9.25%**	**0.32%**	**135%**	**$ 21.8**	**132%**	**3.4%**	**8.0%**	**4.0%**	**0.9%**	**83.9%**	**12.3x**	**9.3%**	**1.0%**	**13.0%**	**6.6%**	**$10.00**	**27**
Home Financial Corp.	FL*	10/25/94	HOFL	$1,005	13.43%	0.91%	44%	$175.6	112%	3.1%	8.0%	4.0%	0.6%	86.4%	12.4x	21.3%	2.0%	24.6%	8.2%	$10.00	24
Jefferson Bancorp	LA*	08/18/94	JEBC	257	6.26%	0.91%	25%	16.1	107%	3.9%	7.0%	3.0%	1.5%	71.7%	10.2x	7.9%	0.8%	11.1%	7.0%	10.00	19
			Averages - 1994:	**$ 631**	**9.85%**	**0.91%**	**35%**	**$ 95.9**	**110%**	**3.5%**	**7.5%**	**3.5%**	**1.1%**	**79.1%**	**11.3x**	**14.6%**	**1.4%**	**17.9%**	**7.6%**	**$10.00**	**22**
			Medians - 1994:	**$ 631**	**9.85%**	**0.91%**	**35%**	**$ 95.9**	**110%**	**3.5%**	**7.5%**	**3.5%**	**1.1%**	**79.1%**	**11.3x**	**14.6%**	**1.4%**	**17.9%**	**7.6%**	**$10.00**	**22**

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available.

(1) Non-OTS regulated thrift.
(2) As reported in summary pages of prospectus.
(3) Reflects purchases in second step offering as reported in prospectus.
(4) Does not take into account the adoption of SOP 93-6.
(5) Excludes impact of special SAIF assessment on earnings.
(6) Latest price if offering less than one week old.
(7) Latest price if offering more than one week but less than one month old.
(8) Simultaneously converted to commercial bank charter.

14-Jun-02

EXHIBIT IV-5

Market Area Acquisition Activity

Exhibit IV-5

North Carolina Thrift M&A Activity 1998-Present

							Seller Financial Data at Announcement						Deal Characteristics								
Date Announce	Date Close	Buyer	ST	Seller	ST	Bank/ Thrift	Assets ($000)	Equity/ Assets (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrv Cover (%)	Deal Value ($M)	Per Share ($)	Form	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Tg Bk Prem/ Core Deps (%)
09/29/1998	03/31/1999	Capital Bank Corp.	NC	Home Svgs Bank of Siler City, Inc.	NC	Thrift	58,813	16.70	0.49	2.91	0.08	NM	14.7	15.68	Common	147.37	147.37	58.07	24.99	10.89
10/05/2001	01/18/2002	Capital Bank Corp.	NC	First Community Financial Corp	NC	Thrift	212,909	20.60	0.38	1.81	NA	NA	49.1	NA	Mixed	111.95	111.95	57.83	23.06	4.01
04/14/1999	10/04/1999	CCB Financial Corp.	NC	Stone Street Bancorp, Inc.	NC	Thrift	127,273	22.38	1.37	5.40	0.00	NA	38.7	21.37	Mixed	126.98	126.98	24.01	30.41	15.86
08/26/1998	02/05/1999	Centura Banks Inc.	NC	Scotland Bancorp, Inc.	NC	Thrift	61,082	24.93	0.96	3.95	0.00	NA	22.7	11.75	Cash	147.61	147.61	23.50	37.16	18.18
08/05/1999	02/15/2000	Century South Banks Inc.	GA	Haywood Bancshares, Inc.	NC	Thrift	149,070	14.61	1.05	7.28	0.68	76.37	26.6	21.30	Mixed	122.27	126.11	NM	17.84	5.33
12/16/1999	09/14/2000	First Bancorp	NC	First Savings Bancorp, Inc.	NC	Thrift	313,233	20.50	1.73	7.61	0.10	188.01	77.9	21.20	Common	115.64	115.64	16.06	24.87	6.99
10/20/2000	05/17/2001	First Bancorp	NC	Century Bancorp, Inc.	NC	Thrift	100,542	17.77	0.93	5.09	0.19	313.37	21.7	19.60	Mixed	121.21	121.21	21.08	21.58	6.89
05/18/1998	09/30/1998	First Charter Corp.	NC	HFNC Financial Corp.	NC	Thrift	979,554	17.24	1.48	8.12	0.73	153.22	240.2	13.97	Common	142.07	142.07	18.62	24.52	21.98
12/07/1998	04/02/1999	First National Bank of Shelby	NC	First Carolina Federal Savings Bank	NC	Thrift	97,533	7.51	0.26	3.49	1.81	76.11	15.0	41.33	Cash	204.86	204.86	NM	15.38	9.80
08/13/1998	12/31/1998	First Western Bank	NC	Mitchell Bancorp, Inc.	NC	Thrift	37,306	39.22	1.23	2.99	1.54	86.58	19.0	20.00	Mixed	127.23	127.23	40.00	50.93	28.50
10/18/1999	04/10/2000	FNB Corp.	NC	Carolina Fincorp, Inc.	NC	Thrift	119,199	13.22	0.81	5.94	0.16	298.84	29.1	15.01	Common	178.48	178.48	27.80	24.41	14.89
07/16/2001	12/31/2001	Gaston Federal Bancorp (MHC)	NC	Innes Street Financial Corporation	NC	Thrift	212,241	12.46	0.54	4.27	0.98	62.54	37.9	18.50	Cash	138.06	138.06	28.46	17.86	8.09
12/28/1999	04/11/2000	National Commerce Bancorp.	TN	Piedmont Bancorp, Inc.	NC	Thrift	140,178	13.77	0.72	5.22	0.75	107.33	32.1	12.52	Common	162.39	162.39	30.54	22.90	14.12
08/09/1999	12/01/1999	NewSouth Bancorp Inc.	NC	Green Street Financial Corp.	NC	Thrift	166,433	34.99	1.54	4.38	0.17	105.81	60.9	15.25	Cash	101.60	101.60	21.48	36.59	2.86
11/20/2001	05/31/2002	Randolph Bank & Trust Company	NC	Morris Plan Savings Bank, SSB	NC	Thrift	38,626	7.06	0.58	8.15	0.54	173.33	2.9	19.28	Mixed	106.02	106.02	24.79	7.49	0.96
08/03/1999	01/19/2000	Uwharrie Capital Corp	NC	Anson Bancorp, Inc.	NC	Thrift	24,943	38.34	0.68	1.80	0.00	NA	10.1	17.30	Cash	105.81	105.81	59.66	40.49	3.84
		Average:					**177,433**	**20.08**	**0.92**	**4.90**	**0.52**	**149.23**	**43.7**	**18.94**		**134.97**	**135.21**	**32.28**	**26.28**	**10.82**
		Median:					**123,236**	**17.51**	**0.87**	**4.74**	**0.19**	**130.28**	**27.9**	**18.50**		**127.11**	**127.11**	**28.13**	**24.47**	**8.95**

EXHIBIT IV-6
Citizens South Banking Corporation
Director and Senior Management Summary Resumes

Citizens South Banking Corporation
Director and Senior Management Summary Resumes

Directors

Martha B. Beal was the Vice President, Secretary, Treasurer, and Financial Officer of Chelsea House, Inc., a manufacturer of decorative arts, accessories, and furniture, from 1973 until her retirement in 1998.

Ronald E. Bostian is an Executive Vice President and Director of Citizens South Bank and has served in those positions since Citizens South Banking Corporation acquired Innes Street Financial Corporation and its wholly-owned subsidiary Citizens Bank, Inc., for which Mr. Bostian served as President and Chief Executive Officer from July 1, 1990 to December 31, 2001.

James J. Fuller is the President of Mount Holly Furniture Company, Inc., and has served in that position since 1972.

Charles D. Massey is the Managing Partner of Massey Properties, a real estate investment firm, and has served in that position since 1975. From 1957 to 2000, Mr. Massey also served in various positions with The Massey Company, Inc., a wholesale industrial distributor, from which he retired in December 2000 as Director of Information Services.

Senator David W. Hoyle is a North Carolina State Senator and has served in that position since 1993. Prior to that, Senator Hoyle was a self-employed real estate developer and investor.

Ben R. Rudisill, II is the President of Rudisill Enterprises, Inc., a wholesale beverage distributor, and has served in that position since 1976.

Eugene R. Matthews, II is the Vice President and Regional Director of Stores of Belk, Inc., a department store chain, and has served in that position since 1998. From 1980 to 1998, Mr. Matthews served as Senior Vice President of Matthews-Belk Co., Inc., a department store chain.

Kim S. Price is the President and Chief Executive Officer of Citizens South Bank and has served in that position since August 1997. From 1991 to 1997, Mr. Price served as Vice President for Loan Production and in various other executive positions for First National Bank of Shelby.

Executive Officers Who are Not Directors

Gary F. Hoskins has served as Senior Vice President, Treasurer, and Chief Financial Officer of Citizens South Bank since August 1997. Prior to that Mr. Hoskins served as a Senior Vice President, Secretary, Treasurer, and Chief Financial Officer of Cherryville Federal Savings and Loan Association from 1995 to 1997.

Paul L. Teem, Jr. has served as Executive Vice President and Secretary of Citizens South Bank since 1983, and Chief Administrative Officer since November 2000.

Michael R. Maguire has served as Senior Vice President and Chief Credit Officer of Citizens South Bank since May 1999. Prior to that Mr. Maguire served as a Vice President and in various executive capacities in the commercial banking functions of First Union National Bank of North Carolina from 1984 to May 1999.

Vance B. Brinson, Jr. has served as Executive Vice President and Chief Lending Officer of Citizens South Bank since March 2002. Prior to that Mr. Brinson served as a Senior Vice President and in various executive capacities in the commercial banking functions of Wachovia Bank, N.A., from 1977 to March 2002.

Source: Citizens South Banking Corporation's prospectus.

EXHIBIT IV-7
Citizens South Banking Corporation
Pro Forma Regulatory Capital Ratios

EXHIBIT IV-7
Citizens South Banking Corporation
Pro Forma Regulatory Capital Ratios

	Citizens South Bank Historical at March 31, 2002		Pro Forma at March 31, 2002							
			Minimum		Midpoint		Maximum		Maximum as Adjusted (1)	
	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)
					(Dollars in Thousands)					
Equity capital	$ 33,499	7.61%	$ 50,013	10.95%	$ 52,973	11.52%	$ 55,934	12.09%	$ 59,338	12.73%
Tangible capital	$ 28,217	6.50	$ 44,731	9.92	$ 47,691	10.51	50,652	11.09	54,056	11.74
Tangible requirement	6,516	1.50	6,764	1.50	6,808	1.50	6,853	1.50	6,904	1.50
Excess	$ 21,701	5.00%	$ 37,967	8.42%	$ 40,883	9.01%	$ 43,799	9.59%	$ 47,152	10.24%
Core (leverage) capital	$ 28,217	6.50%	$ 44,731	9.92%	$ 47,691	10.51%	$ 50,652	11.09%	$ 54,056	11.74%
Core (leverage) requirement (3)	17,377	4.00	18,037	4.00	18,156	4.00	18,274	4.00	18,410	4.00
Excess	$ 10,840	2.50%	$ 26,694	5.92%	$ 29,535	6.51%	$ 32,378	7.09%	$ 35,646	7.74%
Total risk-based capital (4)	$ 31,778	10.48%	$ 48,292	15.50%	$ 51,252	16.37%	$ 54,213	17.23%	$ 57,617	18.22%
Risk-based requirement	24,267	8.00	24,928	8.00	25,046	8.00	25,165	8.00	25,301	8.00
Excess	$ 7,511	2.48%	$ 23,364	7.50%	$ 26,206	8.37%	$ 29,048	9.23%	$ 32,316	10.22%

(1) As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect changes in market or general financial conditions following the commencement of the offering.
(2) Tangible and core capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.
(3) The current Office of Thrift Supervision core capital requirement for financial institutions is 3% of total adjusted assets for financial institutions that receive the highest supervisory rating for safety and soundness and a 4% to 5% core capital ratio requirement for all other financial institutions.
(4) Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 50% risk-weighting.

Source: Citizens South Banking Corporation's prospectus.

EXHIBIT IV-8
Citizens South Banking Corporation
Pro Forma Analysis Sheet

EXHIBIT IV-8
PRO FORMA ANALYSIS SHEET
Citizens South Banking Corporation
Prices as of June 14, 2002

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	North Carolina Co. Mean	North Carolina Co. Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings ratio	=	P/E	22.40 x	14.10x	13.96x	17.76x	17.76x	15.34x	14.30x
Price-book ratio	=	P/B	87.00%	112.84%	113.68%	104.41%	104.41	134.19%	121.57%
Price-assets ratio	=	P/A	14.28%	11.93%	11.34%	9.51%	9.51%	13.48%	11.97%

Valuation Parameters

Pre-Conversion Earnings (Y)	$2,185,000 (2)	ESOP Stock Purchases (E)	2.00%
Pre-Conversion Book Value (B)	$42,256,000 (3)	Cost of ESOP Borrowings (S)	0.00%
Pre-Conv. Tang. Book Value (B)	$33,541,000 (3)	ESOP Amortization (T)	15.00 years
Pre-Conversion Assets (A)	$443,304,000 (3)	RRP Amount (M)	4.00%
Reinvestment Rate (R)	3.05% (4)	RRP Vesting (N)	5.00 years
Est. Conversion Expenses (X)	2.72%	Percentage Sold (PCT)	58.37%
Tax rate (TAX)	36.00%	Franchise Tax (L)	$0

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y-L)}{1 - P/E * PCT * ((1-X-E-M)*R - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $68,529,461

2. $V = \frac{P/B * B}{1 - P/B * PCT * (1-X-E-M)}$ V= $68,529,462

3. $V = \frac{P/A * A}{1 - P/A * PCT * (1-X-E-M)}$ V= $68,529,461

Conclusion	Gross Proceeds	Exchange Ratio	Full Conversion Value
Minimum	$34,000,000	1.3838	$58,250,040
Midpoint	$40,000,000	1.6280	$68,529,460
Maximum	$46,000,000	1.8722	$78,808,880
Super maximum value	$52,900,000	2.1530	$90,630,210

(1) Pricing ratios shown reflect the midpoint value.
(2) Includes impact of reinvesting $19,000 of MHC assets at an after-tax rate of2.79 percent.
(3) Includes $19,000 of MHC assets.
(4) Reinvestment rate assumes a pre-tax rate of 4.36%.

EXHIBIT IV-9
Citizens South Banking Corporation
Pro Forma Effect of Conversion Proceeds

Exhibit IV-9
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Citizens South Banking Corporation
At the Minimum of the Range

1. Conversion Proceeds

Full Conversion Value	$58,250,040
Exchange Ratio	1.3838
Offering Proceeds	$34,000,000
Less: Estimated Offering Expenses	1,010,250
Net Conversion Proceeds	$32,989,750

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$32,989,750
Less: Non-cash purchases(1)	2,040,000
Net Proceeds Reinvested	$30,949,750
Estimated net incremental rate of return	3.05%
Earnings Increase	$943,967
Less: Impact of State Franchise/Share Taxes	0
Less: Estimated cost of ESOP borrowings(2)	0
Less: Amortization of ESOP borrowings(3)	29,013
Less: Recognition Plan Vesting(4)	174,080
Net Earnings Increase	$740,874

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Mos. ended March 31, 2002 (reported)	$2,185,000	$740,874	$2,925,874
12 Mos. ended March 31, 2002 (core)	$2,129,000	$740,874	$2,869,874

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	After Conversion
March 31, 2002	$42,256,000	$30,949,750	$73,205,750
March 31, 2002 (Tangible)	$33,541,000	$30,949,750	$64,490,750

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	After Conversion
March 31, 2002	$443,304,000	$30,949,750	$474,253,750

(1) Reflects stock purchased by ESOP equal to 2.0 percent of total offering and stock purchased by Recognition Plan equal to 4.0 percent of total offering.
(2) ESOP borrowing is financed by the Holding Company.
(3) ESOP borrowing is amortized over 15 years, amortization is tax-effected.
(4) Stock purchased by Recognition Plan is amortized over 5 years, amortization is tax-effected.

Exhibit IV-9
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Citizens South Banking Corporation
At the Midpoint of the Range

1.	Conversion Proceeds	
	Full Conversion Value	$68,529,460
	Exchange Ratio	1.6280
	Offering Proceeds	$40,000,000
	Less: Estimated Offering Expenses	1,089,630
	Net Conversion Proceeds	$38,910,370
2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$38,910,370
	Less: Non-cash purchases(1)	2,400,000
	Net Proceeds Reinvested	$36,510,370
	Estimated net incremental rate of return	3.05%
	Earnings Increase	$1,113,566
	Less: Impact of State Franchise/Share Taxes	0
	Less: Estimated cost of ESOP borrowings(2)	0
	Less: Amortization of ESOP borrowings(3)	34,133
	Less: Recognition Plan Vesting(4)	204,800
	Net Earnings Increase	$874,633

		Before Conversion	Net Earnings Increase	After Conversion
3.	Pro Forma Earnings			
	12 Mos. ended March 31, 2002 (reported)	$2,185,000	$874,633	$3,059,633
	12 Mos. ended March 31, 2002 (core)	$2,129,000	$874,633	$3,003,633

		Before Conversion	Net Cash Proceeds	After Conversion
4.	Pro Forma Net Worth			
	March 31, 2002	$42,256,000	$36,510,370	$78,766,370
	March 31, 2002 (Tangible)	$33,541,000	$36,510,370	$70,051,370

		Before Conversion	Net Cash Proceeds	After Conversion
5.	Pro Forma Assets			
	March 31, 2002	$443,304,000	$36,510,370	$479,814,370

(1) Reflects stock purchased by ESOP equal to 2.0 percent of total offering and stock purchased by Recognition Plan equal to 4.0 percent of total offering.
(2) ESOP borrowing is financed by the Holding Company.
(3) ESOP borrowing is amortized over 15 years, amortization is tax-effected.
(4) Stock purchased by Recognition Plan is amortized over 5 years, amortization is tax-effected.

Exhibit IV-9
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Citizens South Banking Corporation
At the Maximum of the Range

1.	Conversion Proceeds	
	Full Conversion Value	$78,808,880
	Exchange Ratio	1.8722
	Offering Proceeds	$46,000,000
	Less: Estimated Offering Expenses	1,169,010
	Net Conversion Proceeds	$44,830,990

2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$44,830,990
	Less: Non-cash purchases(1)	2,760,000
	Net Proceeds Reinvested	$42,070,990
	Estimated net incremental rate of return	3.05%
	Earnings Increase	$1,283,165
	Less: Impact of State Franchise/Share Taxes	0
	Less: Estimated cost of ESOP borrowings(2)	0
	Less: Amortization of ESOP borrowings(3)	39,253
	Less: Recognition Plan Vesting(4)	235,520
	Net Earnings Increase	$1,008,392

		Before Conversion	Net Earnings Increase	After Conversion
3.	Pro Forma Earnings			
	12 Mos. ended March 31, 2002 (reported)	$2,185,000	$1,008,392	$3,193,392
	12 Mos. ended March 31, 2002 (core)	$2,129,000	$1,008,392	$3,137,392

		Before Conversion	Net Cash Proceeds	After Conversion
4.	Pro Forma Net Worth			
	March 31, 2002	$42,256,000	$42,070,990	$84,326,990
	March 31, 2002 (Tangible)	$33,541,000	$42,070,990	$75,611,990

		Before Conversion	Net Cash Proceeds	After Conversion
5.	Pro Forma Assets			
	March 31, 2002	$443,304,000	$42,070,990	$485,374,990

(1) Reflects stock purchased by ESOP equal to 2.0 percent of total offering and stock purchased by Recognition Plan equal to 4.0 percent of total offering.
(3) ESOP borrowing is amortized over 15 years, amortization is tax-effected.
(4) Stock purchased by Recognition Plan is amortized over 5 years, amortization is tax-effected.

Exhibit IV-9
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Citizens South Banking Corporation
At the Superrange Maximum

1. Conversion Proceeds	
Full Conversion Value	$90,630,210
Exchange Ratio	2.1530
Offering Proceeds	$52,900,000
Less: Estimated Offering Expenses	1,260,297
Net Conversion Proceeds	$51,639,703

2. Estimated Additional Income from Conversion Proceeds	
Net Conversion Proceeds	$51,639,703
Less: Non-cash purchases(1)	3,174,000
Net Proceeds Reinvested	$48,465,703
Estimated net incremental rate of return	3.05%
Earnings Increase	$1,478,204
Less: Impact of State Franchise/Share Taxes	0
Less: Estimated cost of ESOP borrowings(2)	0
Less: Amortization of ESOP borrowings(3)	45,141
Less: Recognition Plan Vesting(4)	270,848
Net Earnings Increase	$1,162,215

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Mos. ended March 31, 2002 (reported)	$2,185,000	$1,162,215	$3,347,215
12 Mos. ended March 31, 2002 (core)	$2,129,000	$1,162,215	$3,291,215

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	After Conversion
March 31, 2002	$42,256,000	$48,465,703	$90,721,703
March 31, 2002 (Tangible)	$33,541,000	$48,465,703	$82,006,703

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	After Conversion
March 31, 2002	$443,304,000	$48,465,703	$491,769,703

(1) Reflects stock purchased by ESOP equal to 2.0 percent of total offering and stock purchased by Recognition Plan equal to 4.0 percent of total offering.
(2) ESOP borrowing is financed by the Holding Company.
(3) ESOP borrowing is amortized over 15 years, amortization is tax-effected.
(4) Stock purchased by Recognition Plan is amortized over 5 years, amortization is tax-effected.

EXHIBIT IV-10
Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2002

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
ANA	Acadiana Bancshares, Inc of LA	2,167	-590	201	0	1,778	1,160	1.53
CFSB	Citizens First Fin Corp. of IL	2,221	-734	250	0	1,737	1,487	1.17
CFFC	Community Fin. Corp. of VA(1)	2,617	-234	80	0	2,463	2,258	1.09
COOP	Cooperative Bancshares of NC	3,603	-735	250	0	3,118	2,835	1.10
EFC	EFC Bancorp, Inc of Elgin IL	5,302	-204	69	0	5,167	4,622	1.12
FCAP	First Capital, Inc. of IN(1)	3,099	-140	48	0	3,007	2,547	1.18
FFBH	First Fed. Bancshares of AR	6,072	-915	311	0	5,468	3,017	1.81
FSFF	First SecurityFed Fin of IL(2)	6,453	-30	10	0	6,433	4,138	1.55
GFED	Guaranty Fed Bancshares of MO(3)	2,719	-1,261	429	0	1,887	3,748	0.67
HMNF	HMN Financial, Inc. of MN	5,835	-2,219	754	0	4,370	4,371	1.00
HFBC	HopFed Bancorp of KY	2,303	1,510	-513	0	3,300	3,631	0.91
LSBI	LSB Fin. Corp. of Lafayette IN	2,335	-834	284	0	1,785	1,379	1.29
PCBI	Peoples Community Bcrp. of OH	2,696	-785	267	0	2,178	2,506	0.87

(1) Financial information is for the quarter ending December 31, 2001.
(2) Financial information is for the quarter ending September 30, 2001.
(3) Figures are for three quarters of financial data, EPS figures are annualized.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1
RP Financial, LC.
Firm Qualifications Statement

RP FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide, particularly federally-insured financial institutions. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, and careful structuring of strategic plans and transactions. RP Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking, thereby providing our clients with considerable resources.

STRATEGIC AND CAPITAL PLANNING

RP Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. Through a program known as SAFE (Strategic Alternatives Financial Evaluations), RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial's merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, mutual-to-stock conversions, ESOPs, subsidiary companies, mark-to-market transactions, loan and servicing portfolios, non-traded securities, core deposits, FAS 107 (fair market value disclosure), FAS 122 (loan servicing rights) and FAS 123 (stock options). Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers a variety of other services including branching strategies, feasibility studies and special research studies, which are complemented by our quantitative and computer skills. RP Financial's consulting services are aided by its in-house data base resources for commercial banks and savings institutions and proprietary valuation and financial simulation models.

RP Financial's Key Personnel (Years of Relevant Experience)

Ronald S. Riggins, Managing Director (21)
William E. Pommerening, Managing Director (17)
Gregory E. Dunn, Senior Vice President (19)
James P. Hennessey, Senior Vice President (16)
James J. Oren, Senior Vice President (14)